Filed Pursuant to Rule 424(b)(4)
Registration No. 333-268748

PROSPECTUS

biote Corp.

7,391,305 Shares of Common Stock

This is a public offering of shares of our Class A common stock, par value $0.0001 per share (the “Class A common stock”). The selling stockholders identified in this prospectus are offering 7,391,305 shares of Class A common stock. We are not selling any shares under this prospectus and will not receive any proceeds from the sale of shares by the selling stockholders.

Our Class A common stock is listed on the Nasdaq Stock Market LLC under the symbol “BTMD”. On January 5, 2023, the last reported sales price of our common stock was $3.22.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

	Per Share	Total
Public offering price	$3.00	$22,173,915
Underwriting discounts and commission(1)	$0.18	$1,330,435
Proceeds, before expenses, to the selling stockholders	$2.82	$20,843,480

(1)	See “Underwriting” for additional information regarding compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase up to an additional 1,108,695 shares of Class A common stock at the public offering price less underwriting discounts and commissions.

Certain of our affiliated stockholders, including certain of our directors and officers and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately 326,350 shares of our Class A common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on January 9, 2023.

TRUIST SECURITIES	COWEN	ROTH CAPITAL PARTNERS

The date of this prospectus is January 6, 2023.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

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CERTAIN DEFINED TERMS

Unless the context indicates otherwise, the following terms have the following meanings when used in this prospectus:

“Affiliate” of any particular Person means any other Person controlling, controlled by, or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, its capacity as a sole or managing member, or otherwise.

“A&R IRA” means the Amended and Restated Investor Rights Agreement by and among the Company, the Sponsor, the Members’ Representative and certain other parties, dated as of July 19, 2022.

“Biote” and the “Company” means biote Corp., unless the context otherwise requires.

“BioTE Companies,” “we,” “us,” and “our” means biote Corp. and its consolidated subsidiaries, including Holdings, together with all of its direct and indirect subsidiaries, following the Closing, unless the context otherwise requires.

“BioTE Medical” means BioTE Medical, LLC.

“Bylaws” means the amended and restated bylaws of the Company, dated as of the Closing Date.

“Class A Units” means the Class A Units (as defined in the Holdings A&R OA) issued and outstanding immediately prior to the consummation of the Recapitalization.

“Class AA Units” means the Class AA Units (as defined in the Holdings A&R OA) issued and outstanding immediately prior to the consummation of the Recapitalization.

“Class AAA Units” means the Class AAA Units (as defined in the Holdings A&R OA) issued and outstanding immediately prior to the consummation of the Recapitalization.

“Class AAAA Units” means the Class AAAA Units (as defined in the Holdings A&R OA) issued and outstanding immediately prior to the consummation of the Recapitalization.

“Charter” means the second amended and restated certificate of incorporation of the Company, dated as of the Closing Date.

“Class A common stock” means shares of our Class A common stock, par value $0.0001 per share.

“Class B common stock” means shares of our Class B common stock, par value $0.0001 per share.

“Class V voting stock” means shares of our Class V voting stock, par value $0.0001 per share.

“Class B Common Stock Conversion” means, in connection with the Closing, the conversion of all then-outstanding shares of Class B common stock into shares of Class A common stock on a one-for-one basis.

“Closing” or “Closing Date” means May 26, 2022.

“Common Stock” means the Class A common stock and Class V voting stock.

“Credit Agreement” means the Credit Agreement, dated as of May 26, 2022, by and among, inter alios, Holdings, BioTE Medical, BioTE IP, LLC, certain the lenders party thereto from time to time, Truist Bank, as Administrative Agent, Swingline Lender and Issuing Bank, Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Syndication Agents, Truist Securities, Inc., BofA Securities, Inc. and Wells Fargo Securities, LLC as Joint Lead Arrangers and Joint Bookrunners.

“Debt Financing” means the Term Loan, the Revolving Loans and the Credit Agreement, collectively.

“Earnout Voting Shares” means 10,000,000 shares of Class V voting stock distributed to the Members by Biote.

“Exchange Rights” means, beginning on the six month anniversary of the Closing, the rights of the Members to have their Retained Holdings Units (as defined below) redeemed, together with one share of Class V voting stock and subject to certain conditions, in exchange for either one share of Class A common stock or in certain circumstances, at the election of the Company in its capacity as the sole manager of Holdings, the cash equivalent of the market value of one share of Class A common stock, pursuant to the terms and conditions of the Holdings A&R OA.

“Initial Shares” means an aggregate of 58,565,824 Retained Holdings Units (and any Equity Securities into which such units may be exchanged), proportionately amongst the Members based on their respective percentage interests held in Holdings as of immediately after the Closing.

“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.

“Founder Holders” means each of the Sponsor, Steven J. Heyer and Andrew R. Heyer.

“Founder Shares” means the shares of Class B common stock held by the Founder Holders, which such shares of Class B common stock automatically converted into an equal number of shares of Class A common stock in connection with the Closing.

“Governmental Entity” means any nation or government, any state, province, county, municipal or other political subdivision thereof, any entity exercising executive, legislative, tribal, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction, or any self-regulated organization or other non-governmental regulatory authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law).

“Holdings” means BioTE Holdings, LLC, unless otherwise noted, a Delaware limited liability company after the plan of conversion filed with the Nevada Secretary of State.

“Holdings A&R OA” means the Second Amended and Restated Operating Agreement of entered into at the Closing by and among Biote, Holdings and the Members, which, among other things, permitted the issuance and ownership of Holdings Units as contemplated to be issued and owned following the Closing, designate Biote as the sole manager of Holdings, provide for the Exchange Rights, set forth the rights and preferences of the

Holdings Units, and establish the ownership of the Holdings Units by the persons or entities indicated in the Holdings A&R OA, in each case, as more fully described in the Holdings A&R OA.

“Holdings Units” means the Class A common units of Holdings.

“HYAC” means Haymaker Acquisition Corp. III prior to the Closing Date.

“IPO” means Haymaker Acquisition Corp. III.’s initial public offering, consummated on March 4, 2021, through the sale of 31,750,000 units at $10.00 per unit (including 1,750,000 units that were issued upon the partial exercise of the IPO underwriters’ overallotment option, which closed on March 5, 2021).

“Member Earnout Units” means 10,000,000 Retained Holdings Units held by the Members at the Closing. For more details on the terms of such Member Earnout Units, see “Description of Securities—Authorized and Outstanding Stock”.

“Nasdaq Independent” means a person who shall qualify as an “independent director” as such term is defined under Nasdaq Stock Market Rule 5605(a)(2) (or any successor rule) and applicable SEC rules and regulations, as of (i) the time of the nomination of such director pursuant to Section 2.1 and (ii) the time of any vote, decision or recommendation made by such director as a member of the board.

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“Phantom Equity Acknowledgement” means the acknowledgement that each Phantom Equity Holder entered into effective as of the Closing, which, among other things, confirms the number of shares of Class A common stock to be issued to such Phantom Equity Holder (the “Phantom Equity Award”) pursuant to biote Corp. 2022 Equity Incentive Plan (the “Incentive Plan”) in satisfaction of his or her phantom equity rights and the vesting schedule for such shares.

“Phantom Equity Holder” means each holder of phantom equity in any of Biote or its direct or indirect subsidiaries.

“Purchase Agreement” means that certain standby equity purchase agreement, by and between Biote and YA II PN, LTD. dated as of July 27, 2022.

“Recapitalization” means the recapitalization that occurred immediately prior the Closing, pursuant to which all its Class A Units, Class AA Units, Class AAA Units and Class AAAA Units held by the Members were to be converted or exchanged (whether by direct exchange, merger or otherwise) into a number of equity interests in Holdings designated as “Class A Common Units” resulting in the Members holding a single class of Holdings Units.

“Retained Holdings Units” means the 58,565,824 Holdings Units retained by the Members immediately following the Closing (the “Retained Holdings Units”). For more details on the terms of such Retained Holdings Units, see “Description of Securities—Authorized and Outstanding Stock”.

“Revolving Loans” means the $50,000,000 senior secured revolving credit facility provided for in the Credit Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“SEPA” means that certain standby equity purchase agreement, by and between Biote and YA II PN, LTD. dated as of July 27, 2022.

“Sponsor Earnout Shares” means 1,587,500 shares of Class A common stock held by the Sponsor after giving effect to the Class B Common Stock Conversion. For more details on the terms of such Sponsor Earnout Shares, see “Description of Securities—Authorized and Outstanding Stock”.

“Sponsor Earnout Units” means the 1,587,500 Holdings Units issued to the Company by Holdings at Closing. For more details on the terms of such Sponsor Earnout Units, see “Description of Securities—Authorized and Outstanding Stock”.

“TRA” means the tax receivable agreement entered into simultaneously with the Closing by and among Biote, Holdings, the Members and the Members’ Representative, which provides for, among other things, payment by Biote to the Members of 85% of the U.S. federal, state and local income tax savings realized by Biote as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated under the Business Combination Agreement and the redemption of Retained Holdings Units in exchange for Class A common stock or cash (as more fully described in the Tax Receivable Agreement).

“Term Loan” means the $125,000,000 senior secured term loan A credit facility provided for in the Credit Agreement, which was borrowed in full on the Closing Date.

“SPAC Underwriters” means Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as representatives of the several underwriters in the IPO.

“Warrant Agreement” means that certain Warrant Agreement, dated as of March 1, 2021, by and between HYAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.

“Warrant Agent” means Continental Stock Transfer & Trust Company in its capacity as warrant agent under the Warrant Agreement.

“Working Capital Loans” means funds that the Sponsor or an affiliate of the Sponsor, or certain of the HYAC’s officers and directors loaned to HYAC as was required in order to finance transaction costs in connection with the Business Combination.

“Yorkville” means YA II PN, LTD., a Cayman Islands exempt limited partnership.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock , you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Company

We operate a high-growth practice-building business within the hormone optimization space. Similar to a franchise model, we provide the necessary components to enable Biote-certified practitioners to establish, build, and successfully implement a program designed to optimize hormone levels using personalized solutions for their patient populations. The Biote Method is a comprehensive, end-to-end practice building platform that provides Biote-certified practitioners with the following components specifically developed for practitioners in the hormone optimization space: Biote Method education, training and certification, practice management software, inventory management software, and information regarding available hormone replacement therapy (“HRT”) products, as well as digital and point-of-care marketing support. We also sell a complementary Biote-branded line of dietary supplements. We generate revenues by charging the Biote-partnered clinics fees associated with the support Biote provides for HRT and from the sale of Biote-branded dietary supplements. By virtue of our historical performance over the ten years ended December 31, 2021, we believe that our business model has been successful, remains differentiated, and is well positioned for future growth.

By incorporating the Biote Method in their practices, we enable practitioners to participate in the large and growing hormone optimization space. Bioidentical hormone therapy, which is offered by Biote-certified practitioners, is one segment of the large HRT market. It is estimated that, as of 2020, the total U.S. market opportunity for HRT products, available in various forms, exceeds $7 billion and is expected to grow 7% annually through 2026. We believe our business opportunity in providing educational and practice management services is large and will similarly grow. Growth in this field is expected to be fueled by “aging” demographics and expanding consumer demand for medical information and treatment options to address hormonal imbalances.

Patient symptoms associated with menopause in women and andropause in men, such as hot flashes, night sweats, depressed mood, low libido, weight gain, and issues with concentration and focus, while negatively impacting quality of life, may also be associated with higher risks for chronic diseases attributable to declining hormone levels, including cardiovascular disease, osteoporosis and breast cancer. Approximately 13.8 million men over age 45 in the United States are affected by hypogonadism and only about 1.3 million (9%) of those affected undergo testosterone treatment. An average of 27 million women between the ages of 45 and 64, or 20% of the American workforce, experience menopause every year. Despite the prevalence of symptoms-84% of women report menopausal symptoms that interfere with their lives-only 58% have discussed menopause with a health provider, and only 28%, or approximately 13 million, undergo HRT (and of that 28%, only 31%, or approximately 4 million, undergo bioidentical HRT). By 2030, over 1.2 billion women, 14% of the global population, will be in menopause or post-menopause. Yet, despite the growing number of women experiencing menopause, they remain an underserved population.

One key driver of this unmet medical need is the lack of knowledge and experience of treating physicians. For many practitioners, the last time they received meaningful instruction on treating menopause and andropause was during medical school. Based on a 2018 article by Jennifer Wolff, entitled “What Doctors Don’t Know About Menopause,” among newer doctors surveyed in 2015, 80% of medical residents reported feeling “barely comfortable” discussing or treating menopause. While this knowledge gap applies to training, we believe it also applies to the understanding of treatment alternatives, access to new therapies, methods to drive efficiencies in a hormone optimization practice and finally, how to profitably treat this growing population.

To capitalize on this large and underserved market opportunity, we developed a highly differentiated practice-building platform to enable practitioners to treat the hormone imbalance symptoms experienced by their patients. The Biote Method has been designed specifically for practitioners who focus on treating perimenopause in women; post-menopause in women; and andropause/hypogonadism in men. It is constructed to bridge the existing gaps which exist in education and treatment options, while improving the efficiency of practitioners’ business operations and the hormone health of their aging patient base. Over the past ten years, we have built our platform to provide highly differentiated education and training, practice support resources and inventory management tools that would be difficult for a practice to otherwise attain on their own.

We empower Biote-certified practitioners by requiring rigorous in-person training, testing and certification for all Biote-certified practitioners and office staff wishing to use the Biote Method in their practice. Our practitioner instructors are among the nation’s most experienced clinical experts in hormonal therapy, including multiple modalities of HRT such as creams, gels, patches, pills, injections and compounded bioidentical hormone pellets. We teach clinicians how to identify early indicators of hormone-related aging conditions, and we believe we are the top practitioner educators by virtue of our experience over ten years, with over 2.5 million hormone optimization procedures performed by Biote-certified practitioners to date, including approximately 300,000 active patients. We offer training centrally and regionally to provide consistent and ongoing technical education. On an ongoing basis, we provide access to around-the-clock clinical and technical support for Biote-certified practitioners.

To offer a turnkey platform, we leverage the data Biote-certified practitioners collect using our BioTracker software for regulatory and record management to seamlessly assess a simple procedure-based revenue model that encompasses fees for the education, training, re-training, comprehensive administrative services and support and pass-through cost of pellets that practitioners may choose to provide as part of the Biote Method. We believe our revenue model represents an objective method to assess fees across the varying size and sophistication of our Biote-certified practitioners and clinics beginning with the first day of training and continuing throughout the treatment of each practitioner’s patient. Additionally, this revenue model provides our Biote-certified practitioners with consistency and predictability, notwithstanding the variability in services required to support their practices during any given period. Our revenue model also offers efficiency and transparency for inventory management, as each procedure is electronically recorded through our technology platform without requiring additional workflow.

The Biote Method’s proprietary clinical decision support software (“CDS”) assists physicians in establishing individualized dosing for patients. Our BioTracker software and business tools allow practitioners to efficiently manage the record management, product acquisition, inventory logistics and the business end of a robust hormone optimization practice. We provide Biote-partnered clinics access to FDA-registered outsourcing facilities that can supply a wide array of hormone optimization products for Biote-certified practitioner patients. We provide information to Biote-certified practitioners regarding how to integrate with our BioTracker software. Our BioTracker software allows Biote-certified practitioners to manage orders and maintain accurate inventory records to keep their regulatory and business systems up to date.

Beyond the breadth and depth of our commercial and operational platform, the Biote name has achieved strong brand recognition among practitioners and patients in the communities we serve, as illustrated by QY Research’s market research publication entitled “South & North America Hormone Replacement Therapy Market Insights and Forecast to 2026.” Practitioners undertaking the Biote Method can be confident that our exclusive training and practice building tools will prepare them to provide excellent and differentiated care to patients. This has led to high practitioner satisfaction and an approximate 90% retention rate among Biote-

certified practitioners. We are contracted with and provide comprehensive support to over 5,300 practitioners that have adopted the Biote Method in their practices. Leveraging our brand strength, we offer marketing assistance, including office signage and patient education materials, to every Biote-certified practitioner within our network.

We believe by virtue of their participation in our robust training and practice certification, Biote-certified practitioners are well informed on all aspects of hormone optimization. We believe our brand advantage with both practitioners and patients is a key element of our commercial growth strategy, and an asset that we intend to leverage to expand our business.

Complementing the Biote Method is our expanding line of private-labeled dietary supplements to address hormone, vitamin, and physiological deficiencies that regularly manifest in an aging population. This business segment appeals to practitioners’ patient demographic and enables patients the opportunity to receive practitioner-recommended Biote-branded dietary supplements to support healthy aging. By leveraging our existing Biote-certified practitioner base to sell and distribute our Biote-branded dietary supplements, we believe we have created an efficient and complementary business.

We also designed the Biote Method to permit beneficial practice economics for our Biote-partnered clinics. Our educational training and practice management platform helps enable Biote-partnered clinics to execute this all-cash model with minimal reimbursement risk. This contrasts to consistently decreasing reimbursement rates for most other treatments and therapies offered by physician offices.

We have a track record of consistently achieving accelerated and highly profitable growth. Our five-year revenue compound annual growth rate (“CAGR”) from 2016-2020 was 22%. Our revenue was $116.6 million and $139.4 million for the years ended December 31, 2020 and 2021, respectively. Net income in 2020 was $29.2 million and for 2021 was $32.7 million, an increase of $3.5 million or 12%.

Corporate Information

HYAC was incorporated in the State of Delaware on July 6, 2020 as a special purpose acquisition company under the name Haymaker Acquisition Corp. III. Holdings is a Delaware limited liability company formed on March 31, 2019. On March 4, 2021, HYAC completed its IPO. On May 26, 2022 (the “Closing Date”), the Business Combination with Holdings was consummated, resulting in Biote being organized in an “Up-C” structure, and HYAC as the registrant changed its name to “biote Corp.” Biote’s headquarters are located at 1875 W. Walnut Hill Ln #100 Irving, Texas 75038. Our telephone number is (844) 604-1246, and our website address is www.biote.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and does not form a part of this prospectus. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this registration statement.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and may also take advantage of the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have taken advantage of many of these reduced burdens in this prospectus, and intend to do so in future filings. As a result, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail ourselves of this exemption.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; the date we qualify as a “large accelerated filer”; the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and December 31, 2026.

THE OFFERING

Class A common stock offered by the selling stockholders in this offering	7,391,305 shares (or 8,500,000 shares the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. See “Use of Proceeds”.

Risk factors	See the section entitled “Risk Factors” beginning on page 7 and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

Nasdaq symbol	“BTMD”

The number of shares of common stock to be outstanding after this offering is based on 68,492,482 shares of common stock (which includes 10,000,000 Earnout Voting Shares and 1,587,500 Sponsor Earnout Shares), the terms for which are described in “Description of Securities—Authorized and Outstanding Stock”) outstanding as of September 30, 2022 and excludes:

•	4,250,173 shares of Class A common stock issuable upon the exercise of outstanding stock options as of September 30, 2022 with a weighted average exercise price of $3.81;

•	2,905,015 shares of Class A common stock issuable upon the vesting of outstanding restricted stock units as of September 30, 2022;

•	885,955 shares of Class A common stock issuable upon the exercise of stock options granted subsequent to September 30, 2022, with a weighted average exercise price of $4.05 per share;

•

6,781,405 additional shares of Class A common stock reserved for future issuance under our Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the Incentive Plan

•	797,724 shares Class A common stock available for future issuance under the biote Corp. 2022 Employee Stock Purchase Plan (the “ESPP”);

•	5,566,666 shares issuable upon the exercise of outstanding private warrants to purchase Class A common stock (the “Private Placement Warrants”), with an exercise price of $11.50 per share;

•

7,937,466 shares issuable upon the exercise of outstanding public warrants to purchase Class A common stock (the “Public Warrants,” together with the Private Placement Warrants the “Warrants”) with an exercise price of $11.50 per share; and

•	4,935,000 shares of Class A common stock that we may elect, in our sole discretion, to issue and sell to Yorkville, from time to time under the SEPA (as defined below).

In addition, unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of outstanding options or warrants or vesting and settlement of restricted stock units; and

•	no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The summary consolidated statements of income and comprehensive income for the years ended December 31, 2019, 2020 and 2021 and the summary consolidated balance sheet data as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of income and comprehensive income for the nine months ended September 30, 2021 and 2022 and the summary consolidated balance sheet data as of September 30, 2022 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Year Ended December 31,			Nine Months Ended September 30,
(U.S. dollars, in thousands)	2021	2020	2019	2022	2021
Revenue	139,396	116,568	109,976	120,472	101,860
Cost of revenue	48,817	44,929	43,565	39,151	35,291
Commissions	2,056	2,432	3,592	788	1,607
Marketing	4,908	4,409	7,264	3,352	3,225
Selling, general and administrative	49,054	33,017	32,028	145,206	33,101

Income (loss) from operations	34,561	31,781	23,527	(68,025)	28,636
Other income (expense):
Interest expense	(1,673)	(2,425)	(2,082)	(2,909)	(1,301)
Other income (expense):	17	(5)	(65)	114,231	13

Total other income (expense), net	(1,656)	(2,430)	(2,147)	111,322	(1,288)
Income before provision for income taxes	32,905	29,351	21,380	43,297	27,348
Income tax expense (benefit)	286	189	93	(48)	209

Net income	$32,619	$29,162	$21,287	$43,345	$27,139

	As of December 31,		As of September 30,
(U.S. dollars, in thousands)	2021	2020	2022
Consolidated Balance Sheet Data:
Total assets	$54,330	$32,587	$109,578
Total liabilities	50,205	49,662	219,465
Total liabilities and members’ equity (deficit)	54,330	32,587	—
Total liabilities and stockholders’ equity (deficit)	—	—	109,578

RISK FACTORS

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes to the financial statements included herein, before deciding whether to purchase any of our securities. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In such event, the market price of our securities could decline, and you could lose all or part of your investment. You should carefully consider the following risk factors in addition to the other information included in this prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this “Risk Factors” section in full. Some of the risks we face include:

Summary of Risks Related to Our Industry and Business

•	Our success will depend upon whether the Biote Method and our Biote-branded dietary supplements attain significant market acceptance among clinics, practitioners and their patients;

•

Outsourcing facilities that produce bioidentical hormone pellets that we offer training on in the Biote Method and failure by those parties to adequately perform their obligations could harm our business;

•

We and Biote-certified practitioners and Biote-partnered clinics are reliant on AnazaoHealth Corporation, Right Value Drug Stores, LLC. and F.H. Investments, Inc. to support the manufacturing of bio-identical hormones for prescribers;

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Biote-certified practitioners and Biote-partnered clinics are concentrated in certain geographic regions, which makes us sensitive to regulatory, economic, environmental and competitive conditions in those regions;

•	The frequency of use by practitioners and clinics of the Biote Method may not increase at the rate that we anticipate or at all;

•	Adoption of the Biote Method depends upon appropriate practitioner training, and inadequate training may lead to negative patient outcomes and adversely affect our business;

•	The continuing development of our training depends upon our maintaining strong working relationships with Biote-certified practitioners and other medical personnel;

•	We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our results of operations in the near term;

•

We face significant competition, and if we are unable to compete effectively, we may not be able to achieve or maintain expected levels of market penetration and market share, which could have a material adverse effect on our business, financial condition and results of operations; and

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We have a limited history operating a practice-building business for practitioners in the hormone optimization space, which may make it difficult for an investor to evaluate the success of our business to date and to assess our future viability.

Summary of Risks Related to Intellectual Property

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If we are unable to obtain and maintain patent protection for any products or methods we develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to our Biote-branded dietary supplements, and our ability to successfully commercialize any products we may develop may be adversely affected. If we are not able to maintain freedom to operate for our products from third-party intellectual property rights, our ability to commercialize products may be limited unless we secure a license to such rights;

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We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market the Biote Method and our Biote-branded dietary supplements;

•	If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed;

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We may be subject to claims that we or our employees, consultants or contractors have wrongfully used, disclosed or otherwise misappropriated the intellectual property of a third-party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors or claims asserting an ownership interest in intellectual property we regard as our own;

•	We may be subject to claims challenging our intellectual property; and

•	If our trademarks and trade names are not adequately protected, then we may not be able to build brand recognition in our markets and our business may be adversely affected.

Summary of Risks Related to Regulation

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We market dietary supplements and convenience kits, which are regulated by the U.S. Food and Drug Administration (the “FDA”), and are subject to certain requirements under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and the laws enforced by the Federal Trade Commission (the “FTC”). Our failure to meet those requirements could cause us to cease certain of our business activities and may involve the payment of financial penalties;

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We have developed and market a method and training program where the practitioner may prescribe a compounded bioidentical hormone. Compounded drugs are regulated by the FDA and are subject to certain requirements under the FDCA. Failure of compounding entities to meet those requirements could cause us to cease certain of our business activities and may involve the payment of financial penalties;

•	Compounded preparations and the pharmacy compounding industry are subject to regulatory scrutiny, which may impair our growth and sales;

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If a compounded drug formulation provided through a compounding pharmacy or an outsourcing facility leads to patient injury or death or results in a product recall, we may be exposed to significant liabilities and reputational harm;

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If the FDA takes regulatory action to implement any of the National Academies of Sciences, Engineering, and Medicine (the “NASEM”) recommendations for compounded bioidentical hormones, this may have a substantial effect on the ability of the outsourcing facilities to compound the hormone pellets utilized by Biote-certified practitioners, which would have a substantially negative impact on Biote’s revenue and business operations; and

•	If we are unable to maintain our listing on the Nasdaq Stock Market LLC (“Nasdaq”), it could become more difficult to sell our Class A common stock and Public Warrants in the public market.

Summary of Risks Related to this Offering and Ownership of Our Securities

•	A substantial number of shares of common stock may be sold in the market following this offering, which may depress the market price for our common stock.

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Because there are no current plans to pay cash dividends on our Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell our Class A common stock for a price greater than that which you paid for it;

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We may require additional capital to support business growth, and if capital is not available to us or is available only by diluting existing stockholders, our business, operating results and financial condition may suffer;

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Anti-takeover provisions contained in the second amended and restated certificate of incorporation (the “Charter”) and amended and restated bylaws (“Bylaws”), as well as provisions of Delaware law, could impair a takeover attempt;

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Future sales, or the perception of future sales, by the Company or its stockholders in the public market, the issuance of rights to purchase the Company’s Class A common stock , including pursuant to the 2022 Equity Incentive Plan (the “Incentive Plan”) and the 2022 Employee Stock Purchase Plan (the “ESPP”), and future exercises of registration rights could result in the additional dilution of the percentage ownership of the Company’s stockholders and cause the market price for the Company’s Class A common stock to decline;

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Securities of companies formed through a special purpose acquisition company (“SPAC”) business combinations such as ours may experience a material decline in price relative to the share price of the SPAC prior to the business combination; and

•	We may be subject to periodic claims and litigation, including the Donovitz Litigation, that could result in unexpected expenses and could ultimately be resolved against us.

Risks Related to Our Industry and Business

Our success will depend upon whether the Biote Method and our Biote-branded dietary supplements attain significant market acceptance among clinics, practitioners and their patients.

Our success will depend on the acceptance of the hormone optimization methods we teach in our training. We cannot predict how quickly clinics, practitioners or their patients will accept the Biote Method (as further described in the section entitled “Business”) or, if accepted, how frequently it will be used. The methods that we currently recommend and any methods we recommend in the future may never gain broad market acceptance. Demonstrated HRT health risks or side effects, as well as negative publicity relating to the same, could negatively impact the perception of patient benefit and generate resistance and opposition from practitioners, which could limit adoption of the Biote Method and have a material adverse impact on our business. To date, a substantial majority of our sales and revenue have been derived from a limited number of clinics and independent, third-party physicians and nurse practitioners who are certified under our training program (the “Biote-certified practitioners”).

Our future growth and profitability will largely depend on our ability to increase practitioner awareness of our practice-building platform as well as our Biote-branded dietary supplements, and on the willingness of clinics, practitioners and their patients to adopt them. Practitioners may not adopt the Biote Method unless they determine, based on experience, clinical data, medical society recommendations and other analyses, that our methods and the Biote-branded dietary supplements are appropriate for their patients. Healthcare practitioners must believe that our practice-building platform and Biote-branded dietary supplements offer benefits over alternatives. Even if we are able to raise awareness, practitioners may be slow in changing their medical treatment practices and may be hesitant to use the Biote Method.

Practitioners independently determine the type of treatment that will be utilized and provided to their patients. We focus our sales, marketing and education efforts primarily in the hormone optimization space and aim to educate Biote-certified practitioners regarding the patient population that would benefit from the Biote Method. Despite our efforts, we cannot assure you that we will achieve broad market acceptance among these practitioners or, more generally, that practitioners will adopt the Biote Method at all. Further, changes in the regulatory or enforcement landscape may be a factor in practitioners choosing certain methods for their patients, for example, medication compounded by a compounding pharmacy or outsourcing facility.

For example, some Biote-certified practitioners may choose to utilize the Biote Method and our Biote-branded dietary supplements on only a subset of their total patient population or may not adopt our offerings at all. If we are not able to effectively demonstrate that the use of the Biote Method and our Biote-branded dietary supplements is beneficial in a broad range of their patients, adoption of our offerings will be limited and may not occur as rapidly as we anticipate or at all, which would have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that the Biote Method or our Biote-branded dietary supplements will achieve broad market acceptance among clinics and practitioners. Additionally, even if the Biote Method and our Biote-branded dietary supplements achieve initial market acceptance, they may not maintain that market acceptance over time if competing methods, procedures or technologies are considered more cost-effective or otherwise superior. Any failure of our offerings to generate sufficient demand or to achieve meaningful market acceptance and penetration will harm our future prospects and have a material adverse effect on our business, financial condition and results of operations.

Further, if the Biote Method or our Biote-branded dietary supplements do not generate sufficient patient demand for the Biote-certified practitioners or clinics we partner with (“Biote-partnered clinics”), we may be unable to attract or retain contracts with practitioners or clinics to use the Biote Method or sell our Biote-branded dietary supplements. If we are unable to attract or retain contracts with practitioners or clinics, our business, results of operations and financial condition could be adversely affected.

Outsourcing facilities that produce bioidentical hormone pellets that we offer training on in the Biote Method and failure by those parties to adequately perform their obligations could harm our business.

Outsourcing facilities manufacture the products that we recommend as part of our training. The facilities used to compound and distribute bioidentical hormone pellets, which may be prescribed by Biote-certified practitioners, are registered with the FDA as 503B outsourcing facilities. We do not control or direct the compounding or manufacturing processes used by these outsourcing facilities. We use contract manufacturers to produce the formulations of the dietary supplements we develop and sell under Biote’s private label, and we rely on those manufacturers for compliance with the applicable regulatory requirements. As such, we have no control over the ability of third parties to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable international regulatory authority does not approve these facilities for the manufacture of these products or if it withdraws any such approval in the future, we may need to identify alternative manufacturing facilities, which would significantly impact our ability to meet consumer demand. In addition, our inability to identify or enter into satisfactory arrangements with any such alternative manufacturing facilities may result in a material adverse effect on our business, financial condition and results of operations.

Further, our reliance on third-party dietary supplement contract manufacturers entails risks, including:

•	inability to meet certain product specifications and quality requirements consistently;

•	delay or inability to procure or expand sufficient manufacturing capacity;

•	issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	third-party manufacturers may not be able to execute necessary manufacturing procedures and other logistical support requirements appropriately;

•	third-party manufacturers may fail to comply with current good manufacturing practice (“cGMP”) requirements and other requirements by the FDA or other comparable regulatory authorities;

•	inability for us or Biote-certified practitioners and Biote-partnered clinics to negotiate manufacturing agreements with third parties under commercially reasonable terms, if at all;

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breach, termination or non-renewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us or Biote-certified practitioners and Biote-partnered clinics;

•	third-party manufacturers may not devote sufficient resources to the products that we recommend as part of our training or our Biote-branded dietary supplements;

•	we may not own, or may have to share, the intellectual property rights to any improvements made by third-party manufacturers in the manufacturing process for our Biote-branded dietary supplements;

•	operations of third-party manufacturers or our suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier; and

•	logistics carrier disruptions or increased costs that are beyond our control.

Any adverse developments affecting manufacturing operations for our Biote-branded dietary supplements may result in lot failures, inventory shortages, shipment delays, product withdrawals or recalls or other interruptions in the supply of these products, which could prevent their delivery to Biote-certified practitioners or Biote-partnered clinics. We may also have to write off inventory, incur other charges and expenses to replace dietary supplements that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

Any of these events could impact our ability to successfully commercialize any future products that we recommend as part of our training and our current or any future Biote-branded dietary supplements. Some of these events could be the basis for FDA action, including injunction, request for recall, seizure, or total or partial suspension of production.

We and Biote-certified practitioners and Biote-partnered clinics are reliant on AnazaoHealth Corporation, Right Value Drug Stores, LLC. and F.H. Investments, Inc. to support the manufacturing of bio-identical hormones for prescribers.

We entered into a Pharmacy Services Agreement with AnazaoHealth Corporation, or AnazaoHealth, on October 30, 2020 (the “AnazaoHealth Pharmacy Services Agreement”), an Outsourcing Facility Services Agreement with Right Value Drug Stores, LLC d/b/a Carie Boyd’s Prescription Shop, or Carie Boyd’s on August 1, 2020 (the “Outsourcing Facility Services Agreement”), and a Pharmacy Services Agreement with F.H. Investments, Inc. d/b/a Asteria Health, Asteria Health, on October 28, 2021, to build relationships to support Biote-certified practitioners by offering an option for the compounded bioidentical hormones that the practitioners may order or prescribe (the “Asteria Health Pharmacy Services Agreement”). AnazaoHealth, Carie Boyd’s, and Asteria Health are operators of FDA-registered 503B outsourcing facilities. While Biote-certified practitioners have the option to use a variety of different outsourcing facilities, AnazaoHealth, Carie Boyd’s and Asteria Health are the primary outsourcing facilities of the compound testosterone and estradiol implantable subcutaneous pellets used by Biote-certified practitioners as part of the Biote Method. However, we do not control or direct the compounding or manufacturing processes of these 503B outsourcing facilities. We also do not control the time and resources AnazaoHealth, Carie Boyd’s or Asteria Health devotes to compounding of testosterone and estradiol implantable subcutaneous pellets. If AnazaoHealth, Carie Boyd’s or Asteria Health are unable to successfully fulfill a Biote-certified practitioner’s product orders, or if the state licenses held by AnazaoHealth, Carie Boyd’s or Asteria Health to ship medications for office use throughout the United States are revoked, expire or otherwise not maintained, it could adversely impact the practices of Biote-certified Practitioners or Biote-partnered clinics, which could in turn have a material adverse effect on our business, financial condition and results of operations. Other changes in state and federal regulatory and enforcement with respect to compounded drugs may also affect AnazaoHealth, Carie Boyd’s and Asteria Health, and, in turn, have the potential to harm the practices of Biote-certified practitioners or Biote-partnered clinics or our business.

Any termination of the AnazaoHealth Pharmacy Services Agreement, the Outsourcing Facility Services Agreement, or the Asteria Health Pharmacy Services Agreement could have an adverse effect on the practices of Biote-certified Practitioners or Biote-partnered clinics our business, financial condition and results of operations.

In the future, we may also seek to develop relationships with other outsourcing facilities to support the manufacturing of bioidentical hormones for Biote-certified practitioners and Biote-partnered clinics in the United States and internationally, with an initial focus on expansion into Puerto Rico, Argentina, Brazil, Colombia, Mexico, Canada and the Dominican Republic, as permitted by law. If we fail to develop new relationships with any other outsourcing facilities we seek to engage, including in new markets in the United States and internationally, fail to manage or incentivize these facilities effectively, or if these facilities are not successful in their sales and marketing efforts, our ability to support to Biote-certified practitioners and Biote-partnered clinics, and to generate revenue, cash flow and earnings growth could suffer, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, these agreements may be non-exclusive, and some of these facilities may also have cooperative relationships with certain of our competitors.

Biote-certified practitioners and Biote-partnered clinics are concentrated in certain geographic regions, which makes us sensitive to regulatory, economic, environmental and competitive conditions in those regions.

We generate revenues by charging the Biote-partnered clinics fees associated with the support Biote provides for HRT and from the sale of Biote-branded dietary supplements. During the nine months ended September 30, 2022, over 65% of our revenue was generated in Texas, Oklahoma, New Mexico, Colorado, Arkansas, Louisiana, Mississippi, Alabama, Georgia and Florida. Such geographic concentration makes us particularly sensitive to regulatory, economic, environmental and competitive conditions in those states. Any material changes in those factors in those states could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in expanding into new geographic areas within the United States or internationally. In addition, as we expand into new geographic areas, we may not be able to dedicate enough time or resources to maintain our market share in our core geographic areas, and our business may be negatively impacted.

The frequency of use by practitioners and clinics of the Biote Method may not increase at the rate that we anticipate or at all.

One of our key objectives is to continue to increase utilization, or the adoption and frequency of use, of both the Biote Method and our Biote-branded dietary supplements by new and existing Biote-certified practitioners and Biote-partnered clinics. If utilization by our existing and newly trained Biote-certified practitioners of the Biote Method and the Biote-branded dietary supplements we sell does not occur or does not occur as quickly as we anticipate, we could experience a material adverse effect on our business, financial condition and results of operations.

Adoption of the Biote Method depends upon appropriate practitioner training, and inadequate training may lead to negative patient outcomes and adversely affect our business.

Our success depends in part on the patient selection criteria of Biote-certified practitioners and proper execution of methods discussed in training sessions conducted by our training faculty. However, the practice of medicine is the domain of the Biote-certified practitioners, who rely on their previous medical training and experience, and we cannot guarantee that Biote-certified practitioners will effectively utilize the Biote Method. Patient outcomes may not be consistent across Biote-certified practitioners and Biote-partnered clinics. This result may negatively impact the perception of patient benefit and limit adoption of the Biote Method, and could result in litigation against us, in each case which would have a material adverse effect on our business, financial condition and results of operations.

The continuing development of our training depends upon our maintaining strong working relationships with Biote-certified practitioners and other medical personnel.

The development, marketing and sale of our training depend upon our maintaining working relationships with Biote-certified practitioners and other medical personnel. We rely on these relationships to provide us with considerable knowledge and experience regarding the development, marketing and sale of our training. For example, Biote-certified practitioners assist us in marketing and as researchers, consultants and public speakers. If we cannot maintain our strong working relationships and continue to receive such advice and input, the development and marketing of our training could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our results of operations in the near term.

We believe our long-term value as a company will be greater if we focus on longer-term growth over short-term results. As a result, our results of operations may be negatively impacted in the near term relative to a strategy focused on maximizing short-term profitability. Significant expenditures on marketing efforts, acquisitions and international expansion may not ultimately grow our business or lead to expected long-term results.

We have experienced substantial growth in our operations, and we expect to experience continued substantial growth in our business. For example, we plan to increase our headcount from 2022 through 2024. This growth has placed, and will continue to place, significant demands on our management and our operational infrastructure. Any growth that we experience in the future could require us to expand our sales and marketing personnel and general and administrative infrastructure. In addition to the need to scale our organization, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. We cannot assure you that any increases in scale will be successfully implemented or that appropriate personnel will be available to facilitate the growth of our business. Rapid expansion in personnel could mean that less experienced people market and sell the Biote Method and our Biote-branded dietary supplements, which could result in inefficiencies and unanticipated costs, lowered quality standards and disruptions to our operations. Rapid and significant growth may strain our administrative and operational infrastructure and could require significant capital expenditures that may divert financial resources from other projects, such as research and development of potential future offerings. In addition, our ability to grow may be adversely impacted due to factors beyond our control, which could have a material adverse effect on our business, reputation, financial performance, financial condition and results of operations, and could expose us to liability. Our failure to manage growth effectively could have a material and adverse effect on our business, financial condition and results of operations. To manage the growth of our operations, we must establish appropriate and scalable operational and financial systems, procedures and controls and build and maintain a qualified finance, administrative and operations staff. If we are unable to manage our growth effectively, including by failing to implement necessary procedures, transition to new processes or hire necessary personnel, we may fail to execute our business strategy which would have a material adverse effect on our business, results of operations and financial condition.

We face significant competition, and if we are unable to compete effectively, we may not be able to achieve or maintain expected levels of market penetration and market share, which could have a material adverse effect on our business, financial condition and results of operations.

The medical practice-building market and dietary supplement industry are highly competitive, subject to rapid change and significantly affected by new offerings and other market activities of industry participants. For example, in the dietary supplement space, we are competing with more than 30 brands of dietary supplements, including that of Evexipel, Pellecome, Pro-Pell, Sottopelle, BodyLogicMD, HTCA and Nature’s Way, that are either available direct to consumer online, through more conventional retailers and department stores and/or sold through practitioners. If we are unable to compete effectively, we will not be able to establish our training and Biote-branded dietary supplements in the marketplace, which would have a material adverse effect on our business, financial condition and results of operations. Further, large, well-capitalized pharmaceutical companies may enter the medical practice-building market in the hormone optimization space or dietary supplements market and would be able to spend more on development of their offerings, marketing, sales, compliance and other initiatives than we can. Some of our competitors may have:

•	significantly greater name recognition;

•	broader or deeper relations with healthcare professionals and clinics;

•	more established dietary supplement distribution networks;

•	additional lines of dietary supplements and the ability to offer rebates or bundle products to offer greater discounts or other incentives to gain a competitive advantage;

•	greater experience in conducting research and development, and marketing for their products; and

•	greater financial and human resources for development, sales and marketing and patent prosecution of our offerings.

Our continued success depends on our ability to:

•	develop innovative training as well as Biote-branded dietary supplements that aim to address patient needs;

•	adapt to regulatory and enforcement changes over time;

•	expand our sales force across key markets to increase the number of Biote-certified practitioners;

•	leverage our Biote-branded dietary supplements;

•	accelerate the expansion of our business into new markets;

•	attract and retain skilled research, development, sales and clinical personnel;

•	cost-effectively market and sell our training and our Biote-branded dietary supplements; and

•	obtain, maintain, enforce and defend our intellectual property rights and operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others.

We can provide no assurance that we will be successful in developing new training, methods, or Biote-branded dietary supplements or commercializing them in ways that achieve market acceptance. Moreover, any significant delays in the development or commercialization of new training, methods or dietary supplements may significantly impede our ability to enter or compete in a given market and may reduce the sales that we are able to generate, which could have a material adverse effect on our business, financial condition and results of operations.

We have a limited history operating a practice-building business for practitioners in the hormone optimization space, which may make it difficult for an investor to evaluate the success of our business to date and to assess our future viability.

We have a limited history operating a practice-building business for practitioners in the hormone optimization space. We commenced operations in 2012, and our operations to date have been largely focused on organizing and staffing our company, business planning, raising capital, developing the Biote Method and our training, refining our relationships with outsourcing facilities that can compound the bioidentical hormone pellet products that Biote-certified practitioners may prescribe, as well as manufacturers who produce our Biote-branded dietary supplements. Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and increase the risk of your investment. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of commercializing the Biote Method and our Biote-branded dietary supplements. In addition, as an early-stage company with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors which may result in our inability to maintain profitability.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations and key metrics discussed elsewhere in this registration statement may vary significantly in the future and period-to-period comparisons of our operating results and key metrics may not provide a full picture of our performance. Accordingly, the results of any one quarter or year should not be relied upon as an indication of future performance. Our quarterly financial results and metrics may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result they may not fully reflect the underlying performance of our business. These quarterly fluctuations may negatively affect the value of our securities. Factors that may cause these fluctuations include, without limitation:

•	the level of demand for either the Biote Method or our Biote-branded dietary supplements, which may vary significantly from period to period;

•	our ability to attract new Biote-partnered clinics and Biote-certified practitioners;

•	the addition or loss of one or more of our Biote-partnered clinics or Biote-certified practitioners, including as the result of acquisitions or consolidations;

•	the timing of recognition of revenues;

•	the amount and timing of operating expenses;

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general economic, industry and market conditions, both domestically and internationally, including any economic downturns and adverse impacts resulting from the COVID-19 pandemic, increases in inflation and interest rates and/or the military conflict between Russia and Ukraine;

•	the timing of our billing and collections;

•	Biote-partnered clinic and Biote-certified practitioner renewal, expansion, and adoption rates;

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increases or decreases in the number of patients that are served by Biote-certified practitioners or Biote-partnered clinics, or pricing changes upon any renewals of Biote-certified practitioner or Biote-partnered clinic agreements;

•	changes in our pricing policies or those of our competitors;

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the timing and success of new offerings by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, practitioners, clinics or outsourcing facilities;

•	extraordinary expenses such as litigation or other dispute-related expenses or settlement payments;

•	sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

•	the impact of new accounting pronouncements and the adoption thereof;

•	fluctuations in stock-based compensation expenses;

•	expenses in connection with mergers, acquisitions or other strategic transactions;

•	changes in regulatory and licensing requirements;

•	the amount and timing of expenses related to our expansion to markets outside the United States; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill or intangibles from acquired companies.

Further, in future periods, our revenue growth could slow or our revenues could decline for a number of reasons, including slowing demand for either the Biote Method or our Biote-branded dietary supplements, increasing competition, a decrease in the growth of our overall market, or our failure, for any reason, to continue to capitalize on growth opportunities. In addition, our growth rate may slow in the future as our market penetration rates increase. As a result, our revenues, operating results and cash flows may fluctuate significantly on a quarterly basis and revenue growth rates may not be sustainable and may decline in the future, and we may not be able to achieve or sustain profitability in future periods, which could harm our business and cause the market price of our Class A common stock to decline.

If we are unable to attract and retain executive officers, key employees and other qualified personnel, or are unable to attract and retain contracts with Biote-certified practitioners, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and as a relatively small company with key talent residing in a limited number of employees, our operations and prospects may be severely disrupted if we lost any one or more of their services. As we build our brand, expand into new domestic and international territories and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. While some of our employees are bound by non-competition agreements, these may prove to be unenforceable. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects.

In addition, we are highly dependent on the services of several of our executive officers and other senior technical and management personnel, including Teresa S. Weber, our Chief Executive Officer, Marc D. Beer, our Executive Chairman, Samar Kamdar, our Chief Financial Officer, Dr. Ross McQuivey, our Chief Medical Officer, Mary Elizabeth Conlon, our Vice President, Business Development & General Counsel, and Cary Paulette, our Chief Revenue Officer, who would be difficult to replace. If these or other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business. We do not maintain key person life insurance with respect to any member of management or other employee.

Further, our success depends in part upon our ability to attract, train and retain contracts with practitioners and clinics. We have invested substantial time and resources in building our base of Biote-certified practitioners and Biote-partnered clinics. If we are unable to attract and retain contracts with practitioners and clinics capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to grow our practitioner base of Biote-certified practitioners or any material increase in turnover rates of our Biote-certified practitioners may adversely affect our business, results of operations and financial condition.

The healthcare industry is highly regulated, and government authorities may determine that we have failed to comply with applicable laws, rules or regulations.

The healthcare industry, including the healthcare and other services that we and Biote-certified practitioners provide, are subject to extensive and complex federal, state and local laws, rules and regulations, compliance with which imposes substantial costs on us. Of particular importance are the provisions summarized as follows:

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federal laws (including the False Claims Act, 31 U.S.C. § 3729 (the “False Claims Act”)) that prohibit entities and individuals from intentionally (or with reckless disregard or deliberate ignorance) presenting or causing to be presented false or fraudulent claims to government-funded programs, or improperly retaining known overpayments;

•	a provision of the Social Security Act of 1935, as amended, commonly referred to as the federal Anti-Kickback Statute, as amended (the “federal Anti-Kickback Statute”), that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for the referral or recommendation of patients for, or for the purchasing, leasing, ordering or arranging for, items and services for which payment may be made, in whole or in part, by federal healthcare programs;

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similar state law provisions pertaining to anti-kickback, fee splitting, self-referral and false claims, and other fraud and abuse issues which typically are not limited to relationships involving government-funded programs. In some cases these laws prohibit or regulate additional conduct beyond what federal law affects, including applicability to items and services paid by commercial insurers and private pay patients. Penalties for violating these laws can range from fines to criminal sanctions;

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provisions of 18 U.S.C. § 1347 that prohibit knowingly and willfully executing a scheme or artifice to defraud a healthcare benefit program or falsifying, concealing or covering up a material fact or making

•	any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

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FDA marketing and promotion restrictions, as well as several other types of state and federal healthcare fraud and abuse laws have been applied in recent years to restrict certain marketing practices in the healthcare industry;

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federal and state laws related to confidentiality, privacy and security of personal information such as the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), including protected health information (“PHI”), that limit the manner in which we may use and disclose that information, impose obligations to safeguard that information and require that we notify our customers in the event of a breach; and

•	state laws that prohibit general business corporations from practicing medicine, controlling physicians’ medical decisions or engaging in certain practices, such as splitting fees with physicians.

We plan to expand our operations to new markets outside the United States, creating a variety of operational challenges.

Although we currently work with numerous clinics that are multi-national in scope, our current business is primarily focused on clinics and practitioners in the United States. A component of our growth strategy involves expanding our operations outside the United States, including expansion into Puerto Rico, Argentina, Brazil, Colombia, Mexico, Canada and the Dominican Republic, as permitted by law. We may face difficulties as we expand our operations into new domestic and international markets in which we have limited or no prior operating experience.

Our growth strategy for expanding our operations outside the United States will require significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States, including:

•	the need to localize and adapt our platform for specific countries, including translation into foreign languages and obtaining local regulatory and legal guidance with associated expenses;

•	data privacy laws that require customer data to be stored and processed in a designated territory;

•	difficulties in staffing and managing international operations and working with international partners;

•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	new and different sources of competition;

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weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

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fluctuations in currency exchange rates, which could increase the price of the products that we recommend as part of our training and of our Biote-branded dietary supplements outside of the United States, increase the expenses of our international operations and expose us to international currency exchange rate risk;

•	adverse tax consequences; and

•	unstable regional and economic political conditions.

In addition, due to potential costs from any international expansion efforts and potentially higher supplier costs outside of the United States, our international operations may operate with a lower margin profile. As a result, our margins may fluctuate as we expand our operations internationally.

As we move to expand our business into Central and South America, our success will depend, in large part, on our ability to identify and work with international distributors. If our international distributors are unable to expand our business or are unable to provide an adequate training program, our business could be harmed. Our failure to manage any of these risks successfully, or to comply with these laws and regulations, could harm our operations, reduce our sales and harm our business, operating results and financial condition. For example, in certain countries, particularly those with developing economies, certain business practices that are prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act, may be more commonplace. Although we have policies and procedures designed to ensure compliance with these laws and regulations, our employees, contractors and agents, as well as partners involved in our international sales, may take actions in violation of our policies. Any such violation could have an adverse effect on our business and reputation.

Some of the outsourcing facilities we work with also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if these facilities are not able to successfully manage these risks.

We may not be able to achieve or maintain satisfactory pricing and margins for our training and the Biote Method or the Biote-branded dietary supplements we sell.

Companies in our industry have a history of price competition, and we can give no assurance that we will be able to achieve satisfactory prices for the Biote Method, or our Biote-branded dietary supplements, or maintain prices at the levels we have historically achieved. If we are forced to lower the price we charge for the Biote Method or our Biote-branded dietary supplements, our revenue and gross margins will decrease, which will adversely affect our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode. We will continue to be subject to significant pricing pressure, which could materially and adversely impact our business, financial condition and results of operations.

Unforeseen and unpredictable factors affecting the operations of the FDA, U.S. Drug Enforcement Administration (the “DEA”) and other government agencies, such as the COVID-19 pandemic and changes in funding for the FDA, DEA and other government agencies, could hinder their ability to hire and retain key leadership and other personnel, or otherwise delay inspections of the 503B outsourcing facilities of our third-party dietary supplement contract manufacturers, which could negatively impact practitioners and our business.

The ability of the FDA, the DEA and other governmental agencies to conduct their regulatory duties and activities, including reviewing and approving future products, can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review and response times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Since March 2020, when international and domestic inspections were largely placed on hold, the FDA has been working to resume routine surveillance and inspections on a prioritized basis and may experience delays in their regulatory activities. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections and resumed inspections in China and India in 2021. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or comparable international regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or comparable international regulatory authorities to timely inspect the facilities of our third-party suppliers, which could have a material adverse effect on our business.

The size of the markets for our current and future offerings has not been established with precision and may be smaller than we estimate.

Biote-certified practitioners primarily focus their treatments on women experiencing symptoms due to hormonal imbalance before, during, and after menopause, and men experiencing symptoms of hypogonadism and male sex hormone deficiency. It is estimated that, as of 2020, the total U.S. market opportunity for HRT products, available in various forms, exceeds $7 billion and is expected to grow 7% annually through 2026. We believe our business opportunity in providing educational and practice management services is large and will similarly grow. Our estimates of our total addressable markets for our current offerings and those under development are based on a number of internal and third-party estimates, including, without limitation, the number of practitioners we can offer our training and Biote-branded dietary supplements to and the assumed prices at which we can sell offerings in markets that have not been established or that we have not yet entered. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these estimates. As a result, our estimates of the total addressable market for our current or future offerings may prove to be incorrect. If the actual number of a Biote-certified practitioner’s or Biote-partnered clinic’s patients who would benefit from the Biote Method or our Biote-branded dietary supplements, the price at which we can sell training and Biote-branded dietary supplements, or the total addressable market for the Biote Method or our Biote-branded dietary supplements is smaller than we have estimated, it may impair our sales growth and have a material adverse impact on our business, financial condition and results of operations.

Our forecasted operating and financial results rely upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our actual operating and financial results may be significantly below our forecasts.

Whether actual operating and financial results and business developments will be consistent with our expectations, assumptions and analyses as reflected in our forecasted operating and financial results depends on a number of factors, many of which are outside of our control, including, but not limited to:

•	whether we can obtain sufficient capital to grow our business;

•	our ability to manage our growth;

•	whether we can manage relationships with 503B outsourcing facilities and dietary supplement contract manufacturers, and other key suppliers;

•	demand for the Biote Method and our Biote-branded dietary supplements;

•	the timing and costs of new and existing marketing and promotional efforts;

•	competition, including from established and future competitors;

•	our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

•	the overall strength and stability of the economies in the markets in which we operate or intend to operate in the future; and

•	regulatory, legislative and political changes.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, prospects, financial condition, and results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (“U.S. GAAP”) in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this registration statement. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses.

Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this registration statement. We believe that the accounting policies described reflect our most critical accounting policies and estimates (including with respect to revenue recognition and the valuation of inventory), which represent those that involve a significant degree of judgment and complexity. Accordingly, we believe these policies are critical in fully understanding and evaluating our reported financial condition and results of operations.

Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock .

Off-label promotion may result in civil and criminal fines and other penalties, as well as product liability suits, which could be costly to our business.

Biote does not manufacture or distribute any drug products. Nevertheless, if the FDA determines that our practitioner training, including our paid consultants’ educational materials, constitutes off-label drug promotion, it could subject us or our business partners to enforcement action, including warning letters, untitled letters, fines and penalties, including criminal fines and/or prosecution. If we are found to have inappropriately marketed or promoted any drugs, we may become subject to significant liability. The federal government has levied large civil and criminal fines and/or other penalties against companies for alleged improper promotion and has investigated, prosecuted and/or enjoined several companies from engaging in off-label promotion. If we become subject to civil or criminal fines or other penalties, or product liability suits, such fines, penalties or lawsuits could have a material adverse effect on our business, financial condition and results of operations.

Certain direct and indirect subsidiaries of Biote entered into that certain credit agreement which contains affirmative, negative and financial covenants that may limit its flexibility in operating its businesses.

On May 26, 2022, certain direct and indirect subsidiaries of Biote entered into that certain Credit Agreement (the “Credit Agreement”) with BioTE Medical, as borrower, and Truist Bank, as administrative agent, in connection with the Closing. The Credit Agreement provides to borrower a $125.0 million five-year senior secured term loan A facility (the “Term Loan”) and a $50.0 million revolving line of credit. The proceeds of the Credit Agreement have been used to repay existing debt, pay fees and expenses in connection with the Business Combination, and for general corporate purposes. The Credit Agreement contains affirmative, negative and financial covenants that could limit the manner in which Biote conducts its business, and Biote may be unable to expand or fully pursue its business strategies, engage in favorable business activities, or finance future operations or capital needs. Biote’s ability to comply with the covenants under the Credit Agreement may be affected by events beyond its control, and it may not be able to comply with those covenants. A breach of any of the covenants contained in the Credit Agreement could result in a default under the Credit Agreement, which could cause all of the outstanding indebtedness under the facility to become immediately due and payable. If Biote is unable to generate sufficient cash to repay its debt obligations under the Credit Agreement when they become due and payable, either as such obligations become due, when they mature, or in the event of a default, Biote may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could have a material adverse effect on our business, financial condition and results of operations.

Further, borrowings under the Credit Agreement are at variable rates of interest and expose us to interest rate risk. In recent months, global inflation and other factors have resulted in an increase in interest rates generally, which has impacted our borrowing costs. If interest rates were to continue to increase, our debt service obligations on the variable rate indebtedness referred to above would increase even if the principal amount borrowed remained the same, and our net income and cash flows will correspondingly decrease.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we offer or may develop.

We face an inherent risk of product liability exposure. If we cannot successfully defend ourselves against claims that the products that we recommend as part of our training or our Biote-branded dietary supplements caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for the Biote Method and our Biote-branded dietary supplements;

•	decreased demand for any new methods, training, or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	significant costs to defend the related litigation, including the risk that any Biote-certified practitioners who may face such related litigation may in turn seek to recover from us;

•	substantial monetary awards paid to patients;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	reduced resources for our management to pursue our business strategy; and

•	the inability to commercialize any methods, training, or products that we may develop.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur and we may need to increase our insurance coverage. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Further, a Biote-certified practitioner’s failure to follow our training and the Biote Method, or accepted medical practices in any stage of treatment may result in lawsuits against us.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business, including to support Biote Method, our end-to-end platform to enable Biote-certified practitioners to establish, build, and successfully operate a Biote-partnered clinic for optimizing hormone levels in their specific aging patient population, the distribution and maintenance of our Biote-branded dietary supplements, as well as for accounting, data storage, compliance, purchasing and inventory management. Our information technology systems may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions. We could be subject to any number of unintentional events that could involve a third-party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of our confidential information. Technological interruptions could disrupt our operations, including our ability to project inventory requirements, manage our supply chain and otherwise adequately service our Biote-partnered clinics and Biote-certified practitioners or disrupt their ability use the Biote Method and our Biote-branded dietary supplements for treatments. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our business, financial condition and results of operations. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of the Biote Method and our Biote-branded dietary supplements could be delayed or disrupted.

We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a material adverse effect on our business, financial condition and results of operations.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our securities, including our Class A common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although we may not undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We carry business interruption coverage to mitigate certain potential losses, but this insurance is limited in amount and may not be sufficient in type or amount to cover us against claims related to our operations. We cannot be certain that such potential losses will not exceed our policy limits, insurance will continue to be available to us on economically reasonable terms, or at all, or any insurer will not deny coverage as to any future claim. In addition, we may be subject to changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements.

Further, we do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include products and completed operations liability, business personal property and directors’ and officers’ insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would materially and adversely affect our business, financial condition and results of operations.

Our employees, independent contractors, consultants, Biote-certified practitioners, Biote-partnered clinics medical advisors and suppliers may engage in misconduct or other improper activities, including non-compliance with professional and regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk that our employees, independent contractors, consultants, Biote-certified practitioners, Biote-partnered clinics, medical advisors and suppliers may engage in misconduct or other improper activities. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA laws and regulations or those of comparable international regulatory authorities, including those laws that require the reporting of true, complete and accurate information to the FDA, (ii) compounding and manufacturing standards, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations established and enforced by comparable international regulatory authorities, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

The COVID-19 pandemic has materially impacted the United States and global economies and could have a material adverse impact on our employees, Biote-partnered clinics or Biote-certified practitioners, which could adversely and materially impact our business, financial condition and results of operations.

The World Health Organization has declared the outbreak of the novel coronavirus COVID-19 a pandemic and public health emergency of international concern. In March 2020, the President of the United States declared a State of National Emergency due to the COVID-19 pandemic. In addition, many jurisdictions in the United States have limited social mobility and gathering. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed or limited the number of persons who can attend or use most public establishments, including schools, restaurants and shopping malls. Our Biote-partnered clinics and Biote-certified practitioners have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of third-party manufacturing sites and country borders, and the increase in unemployment. These conditions will continue to have negative implications on demand for goods, the supply chain, production of goods and transportation. As the COVID-19 pandemic persists, governments (at national, state and local levels), companies and other authorities may continue to implement restrictions or policies that could adversely impact business to business spending, consumer spending, global capital markets, the global economy and our stock price. Although we have not experienced significant business disruptions thus far from the COVID-19 pandemic, for a time, we were unable to host in-person training on a large-scale or at all in certain states. Further, some of our Biote-certified practitioners were unwilling to travel and certain Biote-partnered clinics were shut down due to shelter-in-place requirements. Even after the COVID-19 pandemic subsides, we may continue to experience an adverse impact to our business as a result of its global economic impact.

The COVID-19 pandemic has caused us to modify our business practices (including employee travel and cancellation of physical participation in meetings, events and conferences), we temporarily reduced employee salaries and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, Biote-partnered clinics, Biote-certified practitioners, and business. Our modified business practices, and any further actions we may take, may adversely impact our employees and employee productivity. The COVID-19 pandemic may also adversely impact the operations of our Biote-partnered clinics and Biote-certified practitioners. This direct impact of the virus, and the disruption on our employees and operations, may negatively impact both our ability to meet practitioner or clinic demand and our revenue and margins. We may experience delays or changes in practitioner or clinic demand, particularly if funding priorities change.

Both the health and economic aspects of the COVID-19 virus are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the COVID-19 pandemic and associated protective or preventative measures expand, we may experience a material adverse impact on our business operations, revenues and financial condition as well as some of our underlying business drivers such as practitioner or clinic growth; however, the ultimate impact of the COVID-19 pandemic on us and our business operations, revenues and financial condition is highly uncertain and subject to change. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risks Related to Our Industry and Business” section.

Extreme weather conditions, natural disasters, and other catastrophic events, including those caused by climate change, could negatively impact our results of operations and financial condition.

Extreme weather conditions and volatile changes in weather conditions in the areas in which our offices, suppliers, Biote-partnered clinics, dietary supplement third-party manufacturers, and suppliers are located could adversely affect our results of operations and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, tsunamis, floods, monsoons or wildfires, public health crises, such as pandemics and epidemics (including, for example, the COVID-19 pandemic), political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages, could disrupt our operations, the operations of our vendors and other suppliers or result in economic instability that could negatively impact practitioner or clinic spending, any or all of which would negatively impact our results of operations and financial condition. In particular, these types of events could impact our global supply chain, including the ability of manufacturers to produce our Biote-branded dietary supplement products to Biote-partnered clinics or Biote-certified practitioners from or to the impacted region(s). For instance, we experienced hurricane-related closures of 140 medical clinics in Florida and Puerto Rico, two of our key markets. If such closures continue or we experience similar closures in the future, there could be a material adverse effect on our business, financial condition and results of operations.

Market and economic conditions may negatively impact the Company’s business, financial condition and stock price.

Concerns over inflation, energy costs, geopolitical issues, including the ongoing conflict between Russia and Ukraine, unstable global credit markets and financial conditions, and volatile oil prices could lead to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward. For example, in September 2022, the U.S. Consumer Price Index (CPI), which measures a wide-ranging basket of goods and services, rose 8.2% from the same month a year ago. The Company’s general business strategy may be adversely affected by any such inflationary fluctuations, economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. Additionally, rising costs of goods and services purchased by the Company, including its raw materials used in manufacturing its product, may have an adverse effect on the Company’s gross margins and profitability in future periods. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition. If economic and market conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive to the Company’s stockholders. Failure to secure any necessary financing in a timely manner or on favorable terms could have a material adverse effect on the Company’s financial performance and stock price or could require the Company to delay or abandon development other business plans. In addition, there is a risk that one or more of the Company’s current and future service providers, manufacturers, suppliers, and other facilities, and other partners could be negatively affected by such difficult economic factors, which could adversely affect the Company’s ability to attain its operating goals on schedule and on budget or meet its business and financial objectives.

Risks Related to Intellectual Property

If we are unable to obtain and maintain patent protection for any products or methods we develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to our Biote-branded dietary supplements, and our ability to successfully commercialize any products we may develop may be adversely affected. If we are not able to maintain freedom to operate for our products from third-party intellectual property rights, our ability to commercialize products may be limited unless we secure a license to such rights.

Our success depends in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our Biote-branded dietary supplements.

We rely on a combination of contractual provisions, confidentiality procedures and copyright, trademark, trade secret and other intellectual property rights to protect the proprietary aspects of our brands, technologies, and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how, obtaining and maintaining patents and obtaining other intellectual property rights.

We may not be able to obtain and maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage. For example, our trade secrets, data and know-how could be subject to unauthorized use, misappropriation or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, contractors, clients and other vendors who have access to such information and could otherwise become known or be independently discovered by third parties. In addition, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our intellectual property at all. Despite our efforts to protect our intellectual property, unauthorized parties may be able to obtain and use information that we regard as proprietary. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, consultants, contractors, collaborators, Biote-certified practitioners, Biote-partnered clinics, vendors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Our other intellectual property, including our trademarks, could also be challenged, invalidated, infringed and circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing on other marks, in which case we could be forced to re-brand our Biote-branded dietary supplements, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion.

We may in the future also be subject to claims by our former employees, consultants or contractors asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants, contractors and any other collaborators who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

Failure to obtain and maintain patents, trademarks and other intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our patents, trademarks, data, technology and other intellectual property, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market the Biote Method and our Biote-branded dietary supplements.

Our industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that we may be accused of misappropriating third parties’ trade secrets. Additionally, our Biote-branded dietary supplements are produced by third-party vendors and may include components that are outside of our direct control. Our competitors may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to use and sell the Biote Method, or use, sell and/or export our Biote-branded dietary supplements, or our ability to use product names. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that the Biote Method, our Biote-branded dietary supplements and business operations infringe or violate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Vendors from whom we purchase products may not indemnify us in the event that such products accused of infringing a third-party’s patent or trademark or of misappropriating a third-party’s trade secret, or any indemnification granted by such vendors may not be sufficient to address any liability and costs we incur as a result of such claims. Additionally, we may be obligated to indemnify Biote-partnered clinics, Biote-certified practitioners or business partners in connection with litigation and to obtain licenses, which could further exhaust our resources.

Even if we believe a third-party’s intellectual property claims are without merit, there is no assurance that a court would find in our favor, including on questions of infringement, validity, enforceability or priority of patents. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any products or technology we may develop and any other products or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

Further, if patents, trademarks or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from selling the Biote Method and our Biote-branded dietary supplements, or result in obligations to pay license fees, damages, attorney fees and court costs, which could be significant. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties.

Although patent, trademark, trade secret and other intellectual property disputes have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses, if any, on satisfactory terms, if at all. In addition, if any license we obtain is non-exclusive, we may not be able to prevent our competitors and other third parties from using the intellectual property or technology covered by such license to compete with us. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (the “USPTO”), may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, inter partes review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent third-party suppliers from manufacturing our Biote-branded dietary supplements, which would have a significant adverse impact on our business, financial condition and results of operations.

Additionally, we have filed and may in the future file lawsuits or initiate other proceedings to protect or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful. We are currently party to two open litigation matters involving terminated practices and practitioners who we filed suit against to enforce post-termination contractual obligations where the defendants offered a competing hormone pellet therapy within the contractual two-year restrictive period without paying our requisite buy-out or residual benefit fee.

Competitors may infringe our issued patents or other intellectual property, which we may not always be able to detect. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise challenges to the validity of certain of our owned patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in international jurisdictions (e.g., opposition proceedings). In any such lawsuit or other proceedings, a court or other administrative body may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third-party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the protection on products that we may develop. If our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation or other proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Even if resolved in our favor, litigation or other proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock . Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Uncertainties resulting from the initiation and continuation of patent and other intellectual property litigation or other proceedings could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, contractors, Biote-certified practitioners, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. The laws of many countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited in the United States and abroad, which could affect our ability to expand in domestic and international markets or require costly efforts to protect our technology.

To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third-party could, without authorization, copy or otherwise obtain and use our Biote-branded dietary supplements, technology, or develop similar technology. Our competitors could purchase our Biote-branded dietary supplements and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our Biote-branded dietary supplements, as well as the value of our brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our Biote-branded dietary supplements and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and non-disclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets, and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims that we or our employees, consultants or contractors have wrongfully used, disclosed or otherwise misappropriated the intellectual property of a third-party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors or claims asserting an ownership interest in intellectual property we regard as our own.

Many of our employees, consultants and contractors were previously employed at or engaged by other medical device, biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees, consultants and contractors do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, used, disclosed or otherwise misappropriated intellectual property, including trade secrets or other proprietary information, of their former employers or our competitors or potential competitors. Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees, consultants or contractors have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity.

Litigation may be necessary to defend against such claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. For example, a court could prohibit us from using technologies or features that are essential to the Biote Method or our Biote-branded dietary supplements, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employer. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

An inability to incorporate technologies or features that are important or essential to the Biote Method and our Biote-branded dietary supplements could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from providing our training and selling our Biote-branded dietary supplements. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize the products that we recommend as part of our training and our Biote-branded dietary supplements, which could have an adverse effect on our business, financial condition and results of operations.

We may be subject to claims challenging our intellectual property.

We or our licensors may be subject to claims that former consultants, contractors or other third parties have an interest in our trade secrets or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our Biote-branded dietary supplements. Any such events could have a material adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build brand recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, trade names and brand names to distinguish our training and Biote-branded dietary supplements from our competitors and have registered or applied to register these trademarks. Our registered or unregistered trademarks, service marks, trade names and brand names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. Additionally, we cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many international jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our Biote-branded dietary supplements, which could result in loss of brand recognition and could require us to devote significant resources towards advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In some cases, we may need to litigate claims to enforce our rights in our marks to avoid market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

Risks Related to Regulation

We market dietary supplements and convenience kits, which are regulated by the FDA, and are subject to certain requirements under the FDCA and the laws enforced by the FTC. Our failure to meet those requirements could cause us to cease certain of our business activities and may involve the payment of financial penalties.

We sell dietary supplements and convenience kits, which are regulated by the FDA. Each of these product categories have differing requirements that must be followed to ensure compliance with the FDCA and regulations promulgated thereunder, and failure to do so may result in the products being misbranded or adulterated. If we are found to have manufactured, distributed, sold, or labeled any products in violation of the FDCA, we may face significant penalties which may result in a material adverse effect on our business, financial condition, and results of operations.

The FTC enforces the Federal Trade Commission Act (the “FTCA”) and related regulations, which governs the advertising associated with the promotion and sale of our Biote-branded dietary supplements to prevent misleading or deceptive claims. For advertisements relating to dietary supplements, the FTC typically requires all factual claims, both express and implied, to be substantiated by competent and reliable scientific evidence. The FTC has promulgated policies and guidance that apply to advertising for dietary supplements that may be costly to comply with. The FDA may also determine that a particular dietary supplement or ingredient that we may market presents an unacceptable health risk. If that occurs, we could be required to cease distribution of and/or recall Biote-branded dietary supplements containing that ingredient.

The FDA or FTC may also determine that certain labeling, advertising and promotional claims, statements or activities with respect to a dietary supplement are not in compliance with applicable laws and regulations and may determine that a particular statement is an unapproved health claim, a drug claim, a false or misleading claim, or a deceptive advertising claim. Any such determination or any other failure to comply with FDA, FTCA or other regulatory requirements could prevent us from marketing our Biote-branded dietary supplements as a dietary supplement and subject us to administrative, civil or criminal penalties. The FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in warning letters, consent decrees and the payment of civil penalties and/or restitution by the companies involved. Should the FTC determine that our claims are false or misleading or unsubstantiated, we could be subject to FTC enforcement action and may face significant penalties which may result in a material adverse effect on our business, financial condition, and results of operations.

We have developed and market a method and training program where the practitioner may prescribe a compounded bioidentical hormone. Compounded drugs are regulated by the FDA and are subject to certain requirements under the FDCA. Failure of compounding entities to meet those requirements could cause us to cease certain of our business activities and may involve the payment of financial penalties.

While we do not sell compounded or prescription drugs, we have developed and market a method and training program where the practitioner may prescribe a compounded bioidentical hormone that is made by a third-party 503B outsourcing facility and requires compliance with the FDCA, and failure to do so may result in the products being misbranded or adulterated. Amendments to the FDCA in 2013 created Section 503B, which creates a category of compounding pharmacies known as “outsourcing facilities” which are subject to certain FDCA requirements, including the requirement to adhere to cGMP regulations, though it exempts such facilities from certain of the FDCA requirements that otherwise apply to drug manufacturers. Understanding and complying with these laws and regulations may require substantial time, money, and effort. While we have only established relationships with 503B outsourcing facilities to support practitioners, if we are found to have manufactured, distributed, marketed, sold, or labeled any products in violation of the FDCA, we may face significant penalties which may result in a material adverse effect on our business, financial condition, and results of operations.

Compounded preparations and the pharmacy compounding industry are subject to regulatory scrutiny, which may impair our growth and sales.

Formulations prepared and dispensed by compounding pharmacies are not approved by the FDA. As we are a medical marketing and training company, we do not manufacture or compound pharmaceutical products. However, we contract with FDA-registered 503B outsourcing facilities to build relationships to support Biote-certified practitioners by offering an option for the compounding of bioidentical hormone pellets that the practitioner may order to prescribe. These pellets, compounded by 503B outsourcing facilities, are not subject to the FDA new drug approval process. Certain compounding pharmacies have been the subject of widespread negative media coverage in recent years. In 2018, the Department of Justice convicted the New England Compounding Center (NECC) supervisory pharmacist for criminal violations of the FDCA related to the improper sterilization of compounded methylprednisolone acetate. The pharmacist was originally sentenced to eight years in prison followed by two years of supervised release. After an appeal, the pharmacist was resentenced in 2021 to 14.5 years in prison and ordered to pay a forfeiture of $1.4 million and restitution of $82 million. Further, on September 9, 2019, the FDA issued a statement announcing that they have been trying to improve adverse event reporting for compounded drugs (the “FDA Statement”). The FDA Statement discussed reporting discrepancies by Carie Boyd’s and AnazaoHealth, and specifically named Biote and its reporting procedures. Because Carie Boyd’s and AnazaoHealth are two of Biote’s relationships with third-party outsourcing facilities, any regulatory action by the FDA that affects these facilities will impact practitioners’ ability to prescribe bioidentical hormones, which may have a material adverse effect on our business, results of operations and financial condition.

Additionally, the outsourcing facilities with which we have relationships must comply with applicable provision of the FDCA and its implementing regulations. They may only distribute compounded drugs either pursuant to a patient-specific prescription or in response to an order from a healthcare provider, such as a hospital, that is not for an identified individual patient (e.g., for office stock). Further, such outsourcing facilities are inspected by the FDA according to a risk-based schedule, and must meet certain other conditions, such as reporting adverse events and providing the FDA with certain information about the products they compound. When the FDA finds that a manufacturer has violated FDA regulations, the FDA may notify the manufacturer of such violations in the form of a warning letter. The FDA also will issue an FDA Form 483 at the conclusion of an inspection if an investigator has observed a violative condition relating to the manufacturing and storage conditions of any drug product that may result in the product being adulterated, or any other regulatory non-compliance such as inadequate reporting or record-keeping. The outsourcing facilities with which we have relationships have each received warning letters and FDA Form 483s from the FDA. If the FDA takes enforcement action against outsourcing facilities with which we have relationships, it may have a material adverse impact on our business, results of operations and financial conditions.

Additionally, state laws and regulations may differ from the FDCA. We and the 503B outsourcing facilities are required to comply with state laws and regulations in the states where we and they do business. Efforts to ensure compliance with these laws may require ongoing substantial cost. For example, some of the 503B outsourcing facilities with which we have relationships have received unfavorable enforcement actions from state regulators for non-compliance. Failure to comply with applicable state laws and regulations could expose us and these 503B outsourcing facilities to significant penalties which may harm our business, results of operations and financial condition.

If a compounded drug formulation provided through a compounding pharmacy or an outsourcing facility leads to patient injury or death or results in a product recall, we may be exposed to significant liabilities and reputational harm.

We could be adversely affected if compounded pellets are subject to negative publicity. We could also be adversely affected if compounded pellets sold by any compounding outsourcing facilities, prove to be, or are asserted to be, harmful to patients or are otherwise subject to negative publicity. For example, in 2015, the FDA required labeling changes for prescription testosterone replacement therapy to warn of increased risk of heart attacks and strokes. There are a number of factors that could result in the injury or death of a patient who receives a compounded formulation, including quality issues, manufacturing or labeling flaws, improper packaging or unanticipated or improper uses of the products, any of which could result from human or other error. Any of these situations could lead to a recall of, or safety alert relating to, one or more of the products we recommend as part of our training. Similarly, to the extent any of the components of approved drugs or other ingredients used by the outsourcing facilities with whom we have relationships have quality or other problems that adversely affect the finished compounded preparations, our sales could be adversely affected. For example, some of the contracted outsourcing facilities have been the subject of civil suits alleging patient harm as a result of an improper formulation unrelated to the products we recommend. If a product which we recommend as part of our training becomes the subject of a civil or criminal suit, we may be subject to significant liability for any damages suffered by the plaintiffs and associated costs and penalties. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. In addition, in the ordinary course of business, a voluntarily recall of one of the products we recommend as part of our training or may be instituted in response to a practitioner or clinic complaint. Because of our dependence upon medical and patient perceptions, any adverse publicity associated with illness or other adverse effects resulting from the use or misuse of the compounded products we recommend as part of our training or any other compounded formulations made or sold by other companies, could have a material adverse impact on our business, results of operations and financial condition.

If the FDA takes regulatory action to implement any of the NASEM recommendations for compounded bioidentical hormones, this may have a substantial effect on the ability of the outsourcing facilities to compound the hormone pellets utilized by Biote-certified practitioners, which would have a substantially negative impact on Biote’s revenue and business operations.

In fall 2018, the FDA commissioned the NASEM to appoint an ad hoc committee to examine the clinical utility of treating patients with compounded bioidentical hormones. The NASEM committee held a series of open and closed sessions from March 2019 to April 2020, to examine data, research, and stakeholder input in order to form conclusions and recommendations regarding the clinical utility of these products. On July 1, 2020, the NASEM committee published its report, wherein it concluded that there is a lack of high-quality clinical evidence to demonstrate the safety and effectiveness of these products and, accordingly, that there is insufficient evidence to support the overall clinical utility of these products as treatment for menopause and male hypogonadism symptoms. The NASEM Committee recommended restricted use of these products, assessments of their difficulty to compound, and additional education, state and federal regulatory oversight, and research.

More specifically, NASEM Committee made six recommendations to the FDA: (1) Restrict the use of compounded bioidentical hormone preparations; (2) Review select bioidentical hormone therapies and dosage forms as candidates for the FDA Difficult to Compound List; (3) Improve education for prescribers and pharmacists who market, prescribe, compound, and dispense these preparations; (4) Additional federal and state-level oversight should be implemented to better address public health and clinical concerns regarding the safety and effectiveness of these preparations; (5) Collect and disclose conflicts of interest; and (6) Strengthen and expand the evidence base on the safety, effectiveness, and use of these preparations. NASEM’s report is purely advisory and non-binding on the FDA. Biote cannot predict whether or not the FDA will accept the recommendations made in the NASEM report in whole, in part, or whether the FDA will reject NASEM’s recommendations. If the FDA were to take regulatory action to implement any of NASEM’s recommendations, in whole or in part, this may have a substantial effect on the ability of the outsourcing facilities to compound the hormone pellets utilized by Biote-certified practitioners as part of the Biote Method, and, in turn, have a substantially negative impact on Biote’s revenue and business operations.

Failure to comply with the FDCA and analogous state laws and regulations can result in administrative, civil, criminal penalties.

The FDA, acting under the scope of the FDCA and its implementing regulations, has broad authority to regulate the manufacture, distribution, and labeling of many products, including medical devices, cosmetics, drugs, and food, including dietary supplements (FDA-regulated products). The FDCA prohibits, among other things, the introduction or delivery for introduction into interstate commerce of any FDA-regulated product that is adulterated or misbranded, as well as the adulteration or misbranding of any FDA-regulated product while the product is in interstate commerce. However, the FDCA does not regulate the practice of medicine. Drugs that are compounded pursuant to a practitioner’s orders are considered to be the result of a compounding pharmacy or practitioner combining, mixing, or altering ingredients to create a medication tailored for the needs of a particular patient, and are not regulated as new drugs under the FDCA. We have developed relationships with 503B outsourcing facilities who compound bioidentical pellets to support Biote-certified practitioners who prescribe such products. If any of these compounded bioidentical hormone pellets are determined to be unapproved new drugs or are determined to be adulterated or misbranded under the FDCA, we could be subject to enforcement action by the FDA. If any of our operations are found to have violated the FDCA or any other federal, state, or local statute or regulation that may apply to us and our business, we could face significant penalties including the seizure of product, civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, contractual damages, reputational harm, and diminished profits and future earnings. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be significantly impaired. Additionally, the FDA or analogous state agencies could determine that we or the outsourcing facilities with whom we have relationships are not in compliance with the FDCA or analogous or related state laws applicable to outsourcing facilities, which could significantly impact our business. Further, the FDA could recommend a voluntary recall, or issue a public health notification or safety notification about one or more of the products we recommend in training, which could materially harm our business, financial condition, and results of operations.

If we fail to comply with FDA or state regulations governing our Biote-branded dietary supplements, our business could suffer.

We also market Biote-branded dietary supplements that are regulated by the FDA or state regulatory authorities. We may need to develop and maintain a robust compliance and quality program to ensure that the products that we market comply with all applicable laws and regulation, including the FDCA. If we are found to have manufactured, distributed, sold, or labeled any products in violation of the FDCA, we may face significant penalties which may result in a material adverse effect on our business, financial condition, and results of operations. For example, in May 2017, we received a warning letter from the FDA concerning both cGMP violations observed during a 2016 FDA inspection of our facility, and unapproved new drug claims that were made for certain of our dietary supplement products (the “Warning Letter”). Although our response to the Warning Letter resulted in a closeout by the FDA in May 2018, we cannot assure you that we will not receive warning letters or other regulatory action by the FDA on the same or similar violations in the future.

If we fail to comply with FDA regulations governing our medical device products, our business could suffer.

We also offer for sale to practitioners two convenience kits for use with hormone optimization therapies, one for male patients and one for female patients. These kits largely contain commercially available products, including only disposable supplies (e.g., gloves, antiseptic, gauze, disposable trocar, etc.) assembled in a sterile package. The products contained in the kits are sourced, assembled, and supplied by Medline Industries, LP, with the components, including the Class 1 disposable trocars, being manufactured by various other component suppliers. Trocars and convenience kits are medical devices that are regulated by the FDA. Because we previously manufactured and sold reusable and disposable trocars, we registered with the FDA as a repackager, relabeler and specification developer, and we currently list the trocars we previously manufactured and the convenience kits we currently sell in compliance with FDA registration and listing requirements. We may need to develop and maintain a robust compliance and quality program to ensure that the convenience kits we sell comply with all applicable laws and regulation, including the FDCA and other regulatory requirements thereunder including for example cGMPs and Medical Device Reporting (MDR) where applicable. If the FDA determines that the convenience kits we sell require 510(k) clearance, or are otherwise considered unapproved medical devices, we may be in violation of the FDCA.

Additionally, we offer our proprietary clinical decision support (“CDS”) software to practitioners to provide information from published literature and clinical guidelines to assist practitioners in providing precise, patient-specific treatment options at various intervals through a patient’s therapy. The FDA has recently issued a non-binding final CDS guidance that significantly narrows what the agency considers non-device CDS. If the FDA determines that our CDS is a medical device under the FDCA, the FDA may determine that our algorithm requires premarket approval or clearance, and may determine that unless and until we obtain such premarket approval or clearance that we are distributing an unapproved medical device in violation of the FDCA. If we are found to have manufactured, distributed, sold, or labeled any medical devices in violation of the FDCA, we may face significant penalties which may result in a material adverse effect on our business, financial condition, and results of operations.

If we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.

Our relationships with Biote-certified practitioners, Biote-partnered clinics, outsourcing facilities, and suppliers may subject us to a variety of healthcare laws including, among others, laws that prohibit fraud and abuse, including the federal Anti-Kickback Statute, the False Claims Act, the healthcare fraud provisions of the HIPAA, and state anti-kickback statutes that prohibit any person from offering, soliciting, receiving, or providing remuneration in exchange for the referral of patients or the purchase, order, or recommendation of any good or service and fee splitting laws, which prohibit a practitioner from dividing compensation for their professional services with a person who did not render the service. Violations of these laws are punishable by substantial penalties and other remedies, including monetary fines, civil penalties, administrative remedies, criminal sanctions (in the case of the federal Anti-Kickback Statute and certain state anti-kickback laws) and forfeiture of amounts collected in violation of such laws.

Additionally, most states do not allow business corporations to employ practitioners to provide professional services. This prohibition against the “corporate practice of medicine” is aimed at preventing corporations such as us from exercising control over the medical judgments or decisions of practitioners. While some states have broad exceptions to the corporate practice of medicine, the state licensure statutes and regulations and agency and court decisions that enumerate the specific corporate practice rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. If regulatory authorities or other parties in any jurisdiction successfully assert that we are engaged in the unauthorized corporate practice of medicine, we could be required to restructure our contractual and other arrangements. Further, violation of these laws may result in sanctions imposed against us, Biote-certified practitioners and/or Biote-partnered clinics through licensure proceedings. Similarly, our compensation arrangement with Biote-certified practitioners and/or

Biote-partnered clinics may implicate state fee-splitting prohibitions, which prohibit providers from sharing a portion of their professional fees collected with third parties. Additionally, our relationships with healthcare providers may subject us to HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), which impose certain requirements relating to the privacy, security and transmission of PHI on certain healthcare providers, health plans and healthcare clearinghouses, and their business associates and their subcontractors that access or otherwise process individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors. We could also be subject to analogous state healthcare data privacy laws, which may not always be preempted by HIPAA. We are subject to laws relating to the collection, use, retention, security, and transfer of personally identifiable information about its users around the world. Much of the personal information that we collect is regulated by multiple laws.

Because of the breadth of these laws and the complexity of statutory and regulatory exemptions, it is possible that some of our activities could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even if successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various healthcare laws and regulations. Compliance with these and/or future healthcare laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations. Additionally, the introduction of new training, and Biote-branded dietary supplements may require us to comply with additional laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures, and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these and/or future healthcare laws and regulations may delay or possibly prevent any new training and products from being offered to Biote-certified practitioners, Biote-partnered clinics and their patients, which could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends on our relationships with Biote-certified practitioners and Biote-partnered clinics, and, therefore, our operations are subject to federal and state healthcare fraud and abuse, referral and reimbursement laws and regulations. If our operations are found to be in violation of any of the federal and state healthcare laws or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, including applicable healthcare fraud statutes, we may be subject to penalties. Penalties under these laws may be severe, and include without limitation treble damages, significant criminal, civil and administrative penalties, attorneys’ fees and fines, injunctions, as well as contractual damages and reputational harm. We could also be required to modify, curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results and enforcement of the foregoing laws could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses.

Our relationships with Biote-certified practitioners and Biote-partnered clinics in connection with our current and future business activities may be subject to healthcare fraud and abuse laws and health information privacy and security laws, which could expose us to significant criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Our current and future arrangements with Biote-certified practitioners and Biote-partnered clinics may expose us to broadly applicable federal and state fraud and abuse and other federal and state healthcare laws and regulations that may constrain Biote’s business or financial arrangements and relationships.

Restrictions under applicable federal and state healthcare laws and regulations may include the following:

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State healthcare fraud and abuse laws that prohibit any person from offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, for the referral of patients or other items or services to or with licensed healthcare providers, subject to limited exceptions. Some state fraud and abuse laws apply to items or services reimbursed by any third-party payor, including commercial insurers, some apply only to state healthcare program payors, while other state laws apply regardless of payor, including funds paid out of pocket by a patient.

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State corporate practice of “medicine” prohibitions that restrict unlicensed persons from engaging licensed professionals to render professional services to the public or from interfering with or influencing a licensed practitioner’s professional judgment. Certain activities other than those directly related to the delivery of healthcare services to patients may be considered an element of the practice of medicine in many states.

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State fee-splitting prohibitions, which prohibit licensed healthcare professionals from sharing a portion of their professional fees collected from their professional services with unlicensed third parties.

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HIPAA, as amended by the HITECH and their implementing regulations, also imposes obligations, including mandatory contractual terms, on covered entities, which are health plans, healthcare clearinghouses, and certain healthcare providers, as those terms are defined by HIPAA, and their respective business associates and their subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

Although Biote does not bill or receive any reimbursement from any third-party payor, to the extent that any Biote-certified practitioners and Biote-partnered clinic with whom we partner accepts health insurance for their services, we could be subject to additional laws, including without limitation the federal Anti-Kickback Statute, False Claims Act and the healthcare fraud provisions of HIPAA.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and data privacy laws and regulations will involve substantial ongoing costs, and may require us to undertake or implement additional policies or measures. The scope of the foregoing state laws and the interpretations of them vary by jurisdiction and are enforced by local courts and regulatory authorities, each with broad discretion. We may face claims and proceedings by private parties, and claims, investigations and other proceedings by governmental authorities, relating to allegations that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations, and it is possible that courts or governmental authorities may conclude that our arrangements with the Biote-certified practitioners, Biote-partnered clinics or our sales force are not consistent with such laws, or that we may find it necessary or appropriate to settle any such claims or other proceedings. In connection with any such claims, proceedings, or settlements, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any Biote-certified practitioners or Biote-partnered clinics with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions.

If our information technology systems or data is or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, interruptions to our operations, claims that we breached our data protection obligations, decreased use of the Biote Method, loss of Biote-partnered clinics or Biote-certified practitioners or sales, and harm to our reputation.

Operating our business (including the Biote Method) involves the collection, storage, transmission, disclosure and other processing of proprietary, confidential and sensitive information, as well as the personal information of clinics. We may rely upon third-party service providers, such as identity verification and payment processing providers, for our information processing-related activities. We may share or receive sensitive information with or from third parties. In an effort to protect sensitive information, we have implemented security measures designed to protect against security incidents and protect sensitive information. However, advances in information technology capabilities, increasingly sophisticated tools and methods used by hackers, cyber terrorists and other threat actors, new or other developments may result in our failure or inability to adequately protect sensitive information. We may expend significant resources or modify our business activities in an effort to protect our information and against security incidents. Certain information privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and information.

We are subject to a variety of evolving threats including, but not limited to, hacking, malware, computer viruses, unauthorized access, phishing or social engineering attacks, ransomware attacks, credential stuffing attacks, denial-of-service attacks, supply-chain attacks, software bugs, information technology malfunction, software or hardware failures, loss of data, theft of data, misuse of data, telecommunications failures, earthquakes, fire, flood, exploitation of software vulnerabilities, and other real or perceived threats. Any of these incidents could lead to interruptions or shutdowns of our IT systems, loss or corruption of data or unauthorized access to, or disclosure of personal data or other sensitive information. Ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack it may be preferable to make extortion payments, but we may be unwilling or unable to do so. Cyberattacks could also result in the theft of our intellectual property, damage to our IT systems or disruption of our ability to make financial reports, and other public disclosures required of public companies. We have been subject to attempted cyber, phishing, or social engineering attacks in the past and may continue to be subject to such attacks and other cybersecurity incidents in the future. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks. Advances in information technology capabilities, new technological discoveries, or other developments are likely to result in cyberattacks becoming more sophisticated and more difficult to detect. We and third-parties upon whom we rely for our information technology systems and information, may not have the resources or technical sophistication to anticipate or prevent all threats. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our personnel and third-party service providers (including their personnel). Any of the previously identified or similar threats could cause a security incident. A security incident could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of or access to information.

Applicable information privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements, could lead to adverse impacts. If we (or a third-party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data);

financial loss; and other similar harms. Security incidents and attendant consequences may cause Biote-partnered clinics or Biote-certified practitioners to stop using the Biote Method and Biote-branded dietary supplements and may deter new clinics and practitioners from using the Biote Method and Biote-branded dietary supplements and negatively impact our ability to grow and operate our business.

While we maintain cyber errors and omissions insurance coverage that covers certain aspects of cyber risks, these losses may not be adequately covered by insurance or other contractual rights available to us. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and results of operations.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. Any disclosure or refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our trainings and Biote-branded dietary supplements to clinics and practitioners in certain jurisdictions. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of certain data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, reputation, brand, financial condition, and results of operations.

Following the consummation of the Business Combination, we have incurred, and we expect to continue to incur, significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations.

Following the consummation of the Business Combination, we have faced increased legal, accounting, administrative and other costs and expenses in connection with operation as a public company which Biote did not incur as a private company. Our significantly increased expenses and administrative burdens as a public company could have an adverse effect on its business, financial condition and results of operation. The Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the “Dodd-Frank Act”) and the rules and regulations promulgated and to be promulgated thereunder, and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements has increased, and may continue to increase, costs and make certain activities more time-consuming. A number of those requirements requires us to carry out activities that Biote has not done previously. For example, we have adopted new charters for our board committees and new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements and stock exchange listing requirements have been, and will continue to be, incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations may continue to increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Additionally, advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain an effective system of disclosure controls and internal control over financial reporting could impair our ability to produce timely and accurate financial statements or comply with applicable regulations.

We will eventually be required to provide management’s attestation on internal controls over financial reporting. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of us as a privately held company prior to the Business Combination.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In the course of preparing our financial statements for the fiscal years ended December 31, 2020 and 2019, our management identified a material weakness in the aggregate in our internal control over financial reporting. Specifically, we determined that we did not have appropriate accounting competence and capabilities to properly record in our financial statements certain complex and non-routine accounting issues, particularly related to revenue recognition, financial instruments, and equity. This resulted in incorrect accounting entries that were identified and corrected through the audit of our fiscal years ended December 31, 2020 and 2019. This material weakness has not been remediated as of September 30, 2022.

In order to remediate this material weakness in the aggregate, we plan to continue to hire personnel with public company experience and provide additional training for our personnel on internal controls as our company continues to grow, and engage external consultants to assist in the development and improvement of methodologies, policies and procedures designed to ensure adequate internal control over financial reporting, including the technical application of U.S. GAAP and evaluating segregation of duties. Although we believe these measures will remediate this material weakness, there can be no assurance that the material weakness will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future.

Our current controls and any new controls that we develop may also become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

As a result, the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we are unable to continue to meet these requirements, we may not be able to re-list on Nasdaq.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is then documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

Resales of shares of common stock could depress the market price of our common stock.

As of September 30, 2022, 68,492,482 shares (which includes 10,000,000 Earnout Voting Shares and 1,587,500 Sponsor Earnout Shares) shares of our common stock are outstanding, consisting of 9,926,658 shares of Class A common stock and 58,565,824 shares of Class V voting stock. Following the Business Combination, shares held by HYAC’s public stockholders have been freely tradeable, and the shares held by the Sponsor and the Members, following their exercise of Exchange Rights, are freely tradeable as of the six-month anniversary of the Closing, subject to applicable securities laws. We have also registered all shares of Class A common stock that we may issue under the Incentive Plan or the ESPP. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to Affiliates. As a result, there may be a large number of shares of Class A common stock sold in the market. These sales of shares of Class A common stock, or the perception of these sales, may depress the market price of our Class A common stock.

If the benefits from the Business Combination do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

If the benefits from the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline. For example, from the Closing Date through December 9, 2022, our stock price fluctuated from a low of $2.00 to a high of $10.51. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there was not a public market for Biote’s stock and trading in the shares of our Class A common stock was not active. Accordingly, the valuation ascribed to Biote and our Class A common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. The trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could adversely affect your investment in our securities, and our securities may trade at prices significantly below the price you paid for them. In these circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities following the Business Combination may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	speculation in the press or investment community;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning the Biote or the market in general;

•	operating and stock price performance of other companies that investors deem comparable to the Biote;

•	our ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving the Biote, including the Donovitz Litigation (as defined herein);

•	changes in Biote’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our Class A common stock available for public sale;

•	our ability to maintain the listing of our securities on Nasdaq;

•	any major change of officers or directors;

•	sales of substantial amounts of Class A common stock by our directors, officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Biote could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

We are an “emerging growth company” and a “smaller reporting company” and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and/or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years following our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

If we are unable to maintain our listing on Nasdaq, it could become more difficult to sell our Class A common stock and Public Warrants in the public market.

Our Class A common stock is listed on Nasdaq. To maintain our listing on this market, we must meet Nasdaq’s listing maintenance standards. On July 20, 2022, Nasdaq suspended trading of our Class A common stock and Public Warrants for failure to meet certain initial listing requirements and indicated it intended to pursue delisting our Class A common stock and Public Warrants once all applicable appeal and review periods expired. On August 25, 2022, Nasdaq approved our application to relist our Class A common stock and Public Warrants and we began trading on August 29, 2022. If we are unable to continue to meet Nasdaq’s listing maintenance standards for any reason, our Class A common stock and Public Warrants could be delisted from Nasdaq. If delisted, we may seek to list our securities on a different stock exchange or, if one or more broker-dealer market makers comply with applicable requirements, the over-the-counter (OTC) market. Listing on such other market or exchange could reduce the liquidity of our Class A common stock and Public Warrants. If our Class A common stock and Public Warrants were to trade in the OTC market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the Class A common stock.

A delisting from The Nasdaq Global Market and failure to obtain listing on another market or exchange would subject our Class A common stock and Public Warrants to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from Nasdaq and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our Class A common stock and the ability of purchasers of our Class A common stock to sell their securities in the secondary market.

On January 5, 2023, the closing price of our Class A common stock was $3.22 per share.

Future resales of Class A common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

The lock-up restrictions agreed to in connection with the A&R IRA have expired, except with respect to the Member Earnout Units, which lock-up restrictions will expire on such later date the Member Earnout Units are earned in accordance with the Business Combination Agreement. As such, each Retained Holdings Unit and corresponding share of Class V voting stock held by the Members (other than the Member Earnout Units) may be redeemed at any time, upon the exercise of such Members’ Exchange Rights, in exchange for either one share of Class A common stock or, at the election of the Company in its capacity as the sole manager of Biote, the cash equivalent of the market value of one share of Class A common stock, pursuant to the terms and conditions of the Holdings A&R OA. Assuming the full exercise of the Exchange Rights by all of the Members (including with respect to the Member Earnout Units), the Members would own approximately 85.5% of our Class A common stock, with two such members each beneficially owning 34.1% of our Class A common stock as of September 30, 2022, prior to giving effect to this offering. Except with respect to the Member Earnout Units, the Members are no longer restricted from selling the shares of Class A common stock held by them following their exercise of Members’ Exchange Rights, other than by applicable securities laws.

In addition, the Sponsor is no longer restricted from transferring, selling, assigning or otherwise disposing of (a) its shares of Class A common stock (other than the Sponsor Earnout Shares, which may not be transferred, sold assigned or otherwise disposed of until the Sponsor Earnout Shares are earned) or (b) its Private Placement Warrants (or the underlying shares of Class A common stock) issued pursuant to that certain Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between the Company and the Sponsor.

Further we and each of our officers, directors and selling stockholders will sign lock-up agreements in which they will agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Class A common stock or any securities convertible into or exchangeable for shares of Class A common stock without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus, subject to customary exceptions. We do not, however, expect to receive lock-up agreements from any other stockholders, including Dr. Gary Donovitz, who held 34.1% of shares of our common stock outstanding as of September 30, 2022.

As such, sales of a substantial number of shares of Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our Class A common stock to decline or increase the volatility in the market price of our Class A common stock.

We are subject to business uncertainties and contractual restrictions as a result of the Business Combination.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on Biote. These uncertainties may impair Biote’s ability to retain and motivate key personnel and could cause third parties that deal with Biote, to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities resulting from the Business Combination, Biote’s business could be harmed. The ability of Biote to successfully operate the business following the Business Combination is largely dependent upon the efforts of certain key personnel of Biote, all of whom we expect to stay. However, the loss of such key personnel could negatively impact the operations and financial results of Biote.

Risks Related to this Offering and Ownership of Our Securities

A substantial number of shares of Class A common stock may be sold in the market following this offering, which may depress the market price for our Class A common stock.

Sales of a substantial number of shares of our Class A common stock in the public market following this offering could cause the market price of our Class A common stock to decline. A substantial majority of the outstanding shares of our Class A common stock are, and the shares of Class A common stock offered hereby will be, freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. Further we and each of our officers, directors and selling stockholders will sign lock-up agreements in which they will agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Class A common stock or any securities convertible into or exchangeable for shares of Class A common stock without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus, subject to customary exceptions. We do not, however, expect to receive lock-up agreements from any other stockholders, including Dr. Gary Donovitz, who held 34.1% of shares of our common stock outstanding as of September 30, 2022.

An active trading market for our Class A common stock may not be sustained following this offering.

Although our Class A common stock is listed on Nasdaq, an active trading market for our Class A common stock may not be sustained following this offering. If an active market for our Class A common stock does not continue, it may be difficult for you to sell your shares, including shares you may purchase in this offering, without depressing the market price for the shares or to sell your shares at all. Any inactive trading market for our Class A common stock may also impair our ability to raise capital to continue to fund our operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Because there are no current plans to pay cash dividends on our Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell our Class A common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and we have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our Class A common stock unless you sell your shares of Class A common stock for a price greater than that which you paid for it.

We may require additional capital to support business growth, and if capital is not available to us or is available only by diluting existing stockholders, our business, operating results and financial condition may suffer.

We require significant capital to continue to develop and grow our business, including with respect to the design, development, marketing, distribution and sale of the Biote Method and Biote-branded dietary supplements. We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be certain that additional financing will be available, which could limit our ability to grow and jeopardize our ability to continue our business operations. We fund our capital needs primarily from available working capital; however, the timing of available working capital and capital funding needs may not always coincide, and the levels of working capital may not fully cover capital funding requirements. From time to time, we may need to supplement our working capital from operations with proceeds from financing activities. For instance, on July 27, 2022, we entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), whereby we have the right, but not the obligation, to sell to Yorkville up to 5,000,000 shares of our Class A common stock at our request, subject to terms and conditions specified in the SEPA. We expect to continue to opportunistically seek access to additional funds by utilizing the SEPA.

To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. The amount of dilution due to equity-based compensation of our employees and other additional issuances could be substantial. Additionally, any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

Further, there can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for any product candidates we may develop and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could impair our ability to achieve our growth strategy, could harm our financial performance and stock price and could require us to delay or abandon our business plans. In addition, there is a risk that our current or future suppliers, service providers, manufacturers or other partners may not survive such difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Anti-takeover provisions contained in the Charter and Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Provisions in our Charter and Bylaws, as well as provisions under Delaware law, could make acquiring us more difficult, may limit attempts by stockholders to replace or remove our management, may limit stockholders’ ability to obtain a favorable judicial forum for disputes with the us or our directors, officers, or employees, and may limit the market price of our Class A common stock. These provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Future sales, or the perception of future sales, by the Company or its stockholders in the public market, the issuance of rights to purchase the Company’s Class A common stock, including pursuant to the Incentive Plan and the ESPP, and future exercises of registration rights could result in the additional dilution of the percentage ownership of the Company’s stockholders and cause the market price for the Company’s Class A common stock to decline.

As of September 30, 2022, 68,492,482 shares (which includes 10,000,000 Earnout Voting Shares and 1,587,500 Sponsor Earnout Shares) of our common stock are outstanding, consisting of 9,926,658 shares of Class A common stock and 58,565,824 shares of Class V voting stock. Following the expiration of the lock-up restrictions under the A&R IRA on November 27, 2022, 56,904,982 of these shares of common stock are freely tradeable, including 8,339,158 shares of Class A common stock and 48,565,824 shares of Class A common stock issuable upon their exercise of Exchange Rights. Assuming the full exercise of the Exchange Rights by all of the Members (including with respect to the Member Earnout Units), the Members would own approximately 85.5% of our Class A common stock, with two such Members each beneficially owning approximately 34.1% of our Class A common stock, as of September 30, 2022, prior to giving effect to this offering. The Members are not restricted from selling the shares of Class A common stock held by them following their exercise of Members’ Exchange Rights, other than by applicable securities laws.

In addition, we have registered up to 16,651,347 shares of Class A common stock that we may issue under the Incentive Plan and the ESPP. We have registered 5,000,000 shares of Class A common stock for resale related to the SEPA with Yorkville, including 130,559 shares of Class A common stock issued as of December 1, 2022 and outstanding and 4,869,441 shares of Class A common stock that may be issued pursuant to the SEPA in the future. Once we issue these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to Affiliates. As a result, there may be a large number of shares of Class A common stock sold in the market.

The sale of shares of the Company’s Class A common stock, convertible securities or other securities in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of the Company’s Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell securities in the future at a time and at a price that it deems appropriate.

For instance, the Company has chosen in the past, and may in the future choose, to release one or more selling securityholders from the applicable lock-up periods, after determining it was, or will be, in our stockholders’ and our best interests, which allows for earlier sales of shares of Class A common stock in the public market and could have a negative impact on the price of the Company’s Class A common stock. For example, as of September 30, 2022, we had a small public float of approximately 5,786,816 shares of Class A common stock. For these reasons or other unforeseen developments, we may determine that it is in our stockholders’ and our best interests to release one or more selling stockholders in the future from their applicable lock-up obligations. In addition, if the Company sells shares of its Class A common stock, convertible securities or other securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to the Company’s existing stockholders, and new investors could gain rights, preferences, and privileges senior to the holders of the Company’s Class A common stock, including the Company’s Class A common stock issued in connection with the Business Combination.

Pursuant to the Incentive Plan, the Company is authorized to grant equity awards to its employees, directors and consultants. In addition, pursuant to the ESPP, the Company is authorized to sell shares to its employees. The Company initially reserved 15% of the shares of Class A common stock outstanding on a fully-diluted basis upon the Closing for future issuance under the Incentive Plan, plus 3,887,750 shares of Class A common stock necessary to satisfy payments to Phantom Equity Holders under the Phantom Equity Acknowledgements (such 3,887,750 shares of Class A common stock will not again become available for issuance under the Incentive Plan and will not be subject to the automatic annual increases described below). In addition, the Company initially reserved 1% of the shares of Class A common stock outstanding on a fully-diluted basis upon the Closing for future issuance under the ESPP. The Incentive Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder, beginning on January 1, 2023. As a result of such annual increases, the Company’s stockholders may experience additional dilution, which could cause the price of the Company’s Class A common stock to fall.

In the future, the Company may also issue its securities in connection with investments or acquisitions. The amount of shares of the Company’s Class A common stock issued in connection with an investment or acquisition could constitute a material portion of the Company’s then-outstanding shares of Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to the Company’s stockholders.

We may be subject to periodic claims and litigation, including the Donovitz Litigation, that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, stockholder class action and derivative claims, commercial disputes, copyright infringement, trademark challenges, and other intellectual property claims, as well as trade, regulatory, employment, and other claims related to our business. Any of these proceedings could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition, and results of operations. In addition, any proceeding could negatively impact our reputation among our practitioners and clinics and our brand image. We are currently party to one open litigation matter involving former employees or contractors who we filed suit against for violation of contractual non-compete and non-solicitation clauses. The Company is also currently involved in the Donovitz

Litigation (See “Business—Legal Proceedings—Donovitz Litigation”). The outcome of the Donovitz Litigation, regardless of the merits, is inherently uncertain. At this point in time, the Company cannot predict the length of the Donovitz Litigation or the ultimate liability, if any, which may arise therefrom. In addition, litigation and related matters are costly and may divert the attention of the Company’s management and other resources that would otherwise be engaged in other activities.

Risks Related to our Organizational Structure

Our only material asset is our ownership interest in Holdings, and accordingly we depend on distributions from Holdings to pay distributions, dividends on our Class A common stock, taxes and other expenses, and make any payments required to be made by us under the Tax Receivable Agreement (the “TRA”).

We are a holding company and have no material assets other than our ownership of the Holdings Units. We are not expected to have independent means of generating revenue or cash flow, and our ability to pay distributions, dividends on our Class A common stock, taxes and other expenses, and make any payments required to be made by us under the TRA will be dependent upon the financial results and cash flows of Holdings. The earnings from, or other available assets of, Holdings may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our Class A common stock or satisfy our other financial obligations. There can be no assurance that Holdings will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants under debt instruments, will permit such distributions. If Holdings does not distribute sufficient funds to us to pay our taxes or other liabilities, we may default on contractual obligations or have to borrow additional funds. In the event that we are required to borrow additional funds it could adversely affect our liquidity and subject us to additional restrictions imposed by lenders.

Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income or loss will be allocated, for U.S. federal income tax purposes, to the holders of Holdings Units, including us. Accordingly, we will be required to pay U.S. federal income taxes on our allocable share of the net taxable income of Holdings. Under the terms of the Holdings A&R OA, Holdings is obligated to make tax distributions to holders of Holdings Units (including us) calculated at certain assumed rates. In addition to tax expenses, we also will incur expenses related to our operations, some of which expenses will be reimbursed by Holdings. We intend to cause Holdings to make ordinary distributions and tax distributions to the holders of Holdings Units on a pro rata basis in amounts sufficient to cover all applicable taxes, relevant operating expenses (to the extent not already payable or reimbursable by Holdings pursuant to the Holdings A&R OA), payments under the TRA and dividends, if any, declared by us. However, as discussed herein, Holdings’ ability to make such distributions may be subject to various limitations and restrictions, including, but not limited to, retention of amounts necessary to satisfy the obligations of the BioTE Companies and restrictions on distributions that would violate any applicable restrictions contained in Holdings’ debt agreements, or any applicable law, or that would have the effect of rendering Holdings insolvent. To the extent we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, provided, however, that nonpayment for a specified period and/or under certain circumstances may constitute a material breach of a material obligation under the TRA and therefore accelerate payments under the TRA, which could be substantial.

Additionally, although Holdings generally will not be subject to any entity-level U.S. federal income tax, it may be liable under certain U.S. federal income tax legislation for any adjustments to its tax return, absent an election to the contrary. In the event Holdings’ calculations of taxable income are incorrect, Holdings and/or its Members, including us, in later years may be subject to material liabilities pursuant to this U.S. federal income tax legislation and its related guidance. We anticipate that the distributions we receive from Holdings may, in certain periods, exceed our actual liabilities and our obligations to make payments under the TRA. The Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on our Class A common stock. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our public stockholders. We may, if necessary, undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding Holdings Units, to maintain one-for-one parity between Holdings Units held by us and shares of our Class A common stock.

Pursuant to the TRA, we will be required to pay to the Members 85% of the net income tax savings that we realize as a result of increases in tax basis of the BioTE Companies’ assets resulting from the Business Combination and the redemptions of the Retained Holdings Units in exchange for shares of Class A common stock (or cash) pursuant to the Holdings A&R OA and tax benefits related to the TRA, including tax benefits attributable to payments under the TRA, and those payments may be substantial.

In connection with the Business Combination, the Selling Member will be deemed for U.S. federal (and applicable state and local) income tax purposes to have sold Holdings Units to the Company for the Cash Consideration and rights under the TRA (the “Purchase”) and the Members may in connection with this offering and in the future have their Holdings Units (including the Earnout Units, if any, that have vested in accordance with the Business Combination Agreement), together with the cancelation of an equal number of shares of Class V voting stock, redeemed in exchange for shares of our Class A common stock (or cash) pursuant to the Holdings A&R OA, subject to certain conditions and transfer restrictions as set forth therein and in the A&R IRA. These sales and exchanges are expected to result in increases in our allocable share of the tax basis of the tangible and intangible assets of the BioTE Companies. These increases in tax basis may increase (for income tax purposes) depreciation and amortization deductions allocable to us and therefore reduce the amount of income or franchise tax that we would otherwise be required to pay in the future had such sales and exchanges never occurred, although the IRS or any applicable foreign, state or local tax authority may challenge all or part of that tax basis increase, and a court could sustain such a challenge. We have entered into the TRA, which generally provides for the payment by us of 85% of certain net tax benefits, if any, that we realize (or in certain cases are deemed to realize) as a result of these increases in tax basis and tax benefits related to the transactions contemplated under the Business Combination Agreement and the redemption of Retained Holdings Units in exchange for Class A common stock (or cash) pursuant to the Holdings A&R OA and tax benefits attributable to payments under the TRA. These payments are our obligation, and are not an obligation of the BioTE Companies. The actual increase in our allocable share of tax basis in the BioTE Companies’ assets, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange and the amount and timing of the recognition of our income. While many of the factors that will determine the amount of payments that we will make under the TRA are outside of our control, we expect that the payments we will make under the TRA will be substantial and could have a material adverse effect on our financial condition. Any payments we make under the TRA generally will reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period and/or under certain circumstances may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA, as further described below. Furthermore, our future obligation to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the TRA.

In certain cases, payments under the TRA may exceed the actual tax benefits we realize.

Payments under the TRA will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (the “IRS”) or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that we take, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by us are disallowed, the Members will not be required to reimburse us for any excess payments that may previously have been made under the TRA, for example, due to adjustments resulting from examinations by the IRS or other taxing authorities. Rather, excess payments made to Members will be applied against and reduce any future cash payments otherwise required to be made to such Members, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment and, even if challenged earlier, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the TRA and, as a result, there might not be future cash payments against which such excess can be applied. As a result, in certain circumstances we could make payments under the TRA in excess of our actual income or franchise tax savings, which could materially impair our financial condition.

In certain cases, payments under the TRA may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRA.

The TRA provides that, in the event that (i) we exercise our early termination rights under the TRA, (ii) certain changes of control occur (as described in the TRA), (iii) we, in certain circumstances, fail to make a payment required to be made pursuant to the TRA by the applicable final payment date, which non-payment continues for 30 days following such final payment date or (iv) we materially breach any of our material obligations under the TRA, which breach continues without cure for 30 days following receipt by us of written notice thereof (unless, in the case of clauses (iii) and (iv), certain liquidity exceptions apply) our obligations under the TRA will accelerate and we will be required to make a lump-sum cash payment to the applicable parties to the TRA equal to the present value of all forecasted future payments that would have otherwise been made under the TRA, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. The change of control payment to the Members could be substantial and could exceed the actual tax benefits that we receive as a result of acquiring Holdings Units from the Members because the amounts of such payments would be calculated assuming that we would have been able to use the potential tax benefits each year for the remainder of the amortization periods applicable to the basis increases, and that tax rates applicable to us would be the same as they were in the year of the termination. Decisions made in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the holders of Retained Holdings Units under the TRA. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the TRA and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of holders of Retained Holdings Units to receive payments under the TRA. There may be a material negative effect on our liquidity if the payments under the TRA exceed the actual income or franchise tax savings that we realize in respect of the tax attributes subject to the TRA or if distributions to us by Holdings are not sufficient to permit us to make payments under the TRA after we have paid taxes and other expenses. Furthermore, our obligations to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are deemed realized under the TRA. We may need to incur additional indebtedness to finance payments under the TRA to the extent our cash resources are insufficient to meet our obligations under the TRA as a result of timing discrepancies or otherwise which may have a material adverse effect on our financial condition.

We may not be able to realize all or a portion of the tax benefits that are expected to result from the acquisition of Retained Holdings Units from Biote Members.

Pursuant to the TRA, we will share tax savings resulting from (A) the amortization of the anticipated step-up in tax basis in the BioTE Companies’ assets as a result of (i) the Purchase and (ii) the redemption (including in connection with this offering) of Retained Holdings Units in exchange for shares of Class A common stock or cash pursuant to the Holdings A&R OA and (B) certain other related transactions with the Members. The amount of any such tax savings attributable to the Purchase and future exchanges will be paid 85% to the applicable Members and retained 15% by us. Any such amounts payable will only be due once the relevant tax savings have been realized by us, unless our obligations under the TRA are accelerated. Our ability to realize, and benefit from, these tax savings depends on a number of assumptions, including that we will earn sufficient taxable income each year during the period over which the deductions arising from any such basis increases and payments are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income were insufficient to fully utilize such tax benefits or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders’ equity could be negatively affected.

Risks Related to Taxes

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value added or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to platform businesses is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and, as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.

We may face various indirect tax audits in various U.S. jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. For example, after the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have adopted, or started to enforce, laws that may require the calculation, collection and remittance of taxes on sales in their jurisdictions, even if we do not have a physical presence in such jurisdictions. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could harm our business, financial condition and results of operations. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition will be harmed.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States, and our domestic tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; and

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could adversely affect our financial condition and results of operations.

Increases in our income tax rates, changes in income tax laws or disagreements with tax authorities may adversely affect our business, financial condition or results of operations.

Increases in our income tax rates or other changes in income tax laws in the United States or any jurisdiction in which we operate could reduce our after-tax income and adversely affect our business, financial condition or results of operations. Existing tax laws in the United States have been, and in the future could be, subject to significant change. For example, the Inflation Reduction Act of 2022 was recently enacted, which includes a one percent excise tax on share buybacks imposed on the corporation repurchasing such stock, effective for tax years beginning after 2022. Future regulatory guidance from taxing authorities or other executive or Congressional actions in the United States or other jurisdictions may be forthcoming. These or other changes in the relevant tax regimes, including changes in how existing tax laws are interpreted or enforced, may adversely affect our business, financial condition or results of operations.

We also will be subject to regular reviews, examinations and audits by the IRS and other taxing authorities with respect to income and non-income-based taxes. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation can differ from our historical provisions and accruals, resulting in an adverse impact on our business, financial condition or results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies, or expectations for the Company’s business. These forward-looking statements include, but are not limited to, statements regarding the Company’s or its management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The forward-looking statements are contained principally in the sections titled “Prospectus Summary” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terms such as “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “hope,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “might,” “ongoing,” “potential,” “predict,” “would” or similar expressions.

These forward-looking statements are based on information available as of the date of this prospectus, and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date. The Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the success of our dietary supplements to attain significant market acceptance among clinics, practitioners and their patients;

•	our customers’ reliance on certain third parties to support the manufacturing of bio-identical hormones for prescribers;

•	our and our customers’ sensitive to regulatory, economic, environmental and competitive conditions in certain geographic regions;

•	our ability to increase the use by practitioners and clinics of the Biote Method at the rate that we anticipate or at all;

•	our ability to grow our business;

•	the significant competition we face in our industry;

•	our limited operating history;

•	our ability to protect our intellectual property;

•	the unpredictability of the effects of the COVID-19 pandemic;

•	the heavy regulatory oversight in our industry;

•	changes in applicable laws or regulations;

•	the inability to profitably expand in existing markets and into new markets;

•	the possibility that we may be adversely impacted by other economic, business and/or competitive factors;

•	future exchange and interest rates; and

•	other risks and uncertainties indicated in this registration statement, including those under “Risk Factors” herein, and other filings the Company has made, or will make, with the SEC.

USE OF PROCEEDS

The selling stockholders are offering all of the shares of common stock in this offering, including any shares to be sold if the underwriters’ exercise their option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of common stock by the selling stockholders. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our Class A common stock and Public Warrants are listed on Nasdaq under the symbols “BTMD” and “BTMDW,” respectively. Prior to the consummation of the Business Combination, HYAC’s Class A common stock and the Public Warrants were listed on Nasdaq under the symbols “HYAC” and “HYACW,” respectively.

As of December 1, 2022, there were 10,860,295 shares of our Class A common stock outstanding, held by 40 holders of record and 13,504,132 Warrants outstanding held by 28 holders of record. Each Warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to certain adjustments. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our Class A common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our Class A common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of then-existing debt instruments and other factors the board of directors deems relevant.

BUSINESS

Unless the context otherwise requires, all references in this section to “Biote” refer to Biote and its subsidiaries prior to the consummation of the Business Combination, or the Company from and after the Business Combination in the present tense. Biote’s business and the industry in which Biote operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by Biote.

Overview

We operate a high-growth practice-building business within the hormone optimization space. Similar to a franchise model, we provide the necessary components to enable Biote-certified practitioners to establish, build, and successfully implement a program designed to optimize hormone levels using personalized solutions for their patient populations. The Biote Method is a comprehensive, end-to-end practice building platform that provides Biote-certified practitioners with the following components specifically developed for practitioners in the hormone optimization space: Biote Method education, training and certification, practice management software, inventory management software, and information regarding available HRT products, as well as digital and point-of-care marketing support. We also sell a complementary Biote-branded line of dietary supplements. We generate revenues by charging the Biote-partnered clinics fees associated with the support Biote provides for HRT and from the sale of Biote-branded dietary supplements. By virtue of our historical performance over the ten years ended December 31, 2021, we believe that our business model has been successful, remains differentiated, and is well positioned for future growth.

By incorporating the Biote Method in their practices, we enable practitioners to participate in the large and growing hormone optimization space. Bioidentical hormone therapy, which is offered by Biote-certified practitioners, is one segment of the large HRT market. It is estimated that, as of 2020, the total U.S. market opportunity for HRT products, available in various forms, exceeds $7 billion and is expected to grow 7% annually through 2026. We believe our business opportunity in providing educational and practice management services is large and will similarly grow. Growth in this field is expected to be fueled by “aging” demographics and expanding consumer demand for medical information and treatment options to address hormonal imbalances.

Patient symptoms associated with menopause in women and andropause in men, such as hot flashes, night sweats, depressed mood, low libido, weight gain, and issues with concentration and focus, while negatively impacting quality of life, may also be associated with higher risks for chronic diseases attributable to declining hormone levels, including cardiovascular disease, osteoporosis and breast cancer. Approximately 13.8 million men over age 45 in the United States are affected by hypogonadism and only about 1.3 million (9%) of those affected undergo testosterone treatment. An average of 27 million women between the ages of 45 and 64, or 20% of the American workforce, experience menopause every year. Despite the prevalence of symptoms-84% of women report menopausal symptoms that interfere with their lives-only 58% have discussed menopause with a health provider, and only 28%, or approximately 13 million, undergo HRT (and of that 28%, only 31%, or approximately 4 million, undergo bioidentical HRT). By 2030, over 1.2 billion women, 14% of the global population, will be in menopause or post-menopause. Yet, despite the growing number of women experiencing menopause, they remain an underserved population.

One key driver of this unmet medical need is the lack of knowledge and experience of treating physicians. For many practitioners, the last time they received meaningful instruction on treating menopause and andropause was during medical school. Based on a 2018 article by Jennifer Wolff, entitled “What Doctors Don’t Know About Menopause,” among newer doctors surveyed in 2015, 80% of medical residents reported feeling “barely comfortable” discussing or treating menopause. While this knowledge gap applies to training, we believe it also applies to the understanding of treatment alternatives, access to new therapies, methods to drive efficiencies in a hormone optimization practice and finally, how to profitably treat this growing population.

To capitalize on this large and underserved market opportunity, we developed a highly differentiated practice-building platform to enable practitioners to treat the hormone imbalance symptoms experienced by their patients. The Biote Method has been designed specifically for practitioners who focus on treating perimenopause in women; post-menopause in women; and andropause/hypogonadism in men. It is constructed to bridge the existing gaps which exist in education and treatment options, while improving the efficiency of practitioners’ business operations and the hormone health of their aging patient base. Over the past ten years, we have built our platform to provide highly differentiated education and training, practice support resources and inventory management tools that would be difficult for a practice to otherwise attain on their own.

We empower Biote-certified practitioners by requiring rigorous in-person training, testing and certification for all Biote-certified practitioners and office staff wishing to use the Biote Method in their practice. Our practitioner instructors are among the nation’s most experienced clinical experts in hormonal therapy, including multiple modalities of HRT such as creams, gels, patches, pills, injections and compounded bioidentical hormone pellets. We teach clinicians how to identify early indicators of hormone-related aging conditions, and we believe we are the top practitioner educators by virtue of our experience over ten years, with over 2.5 million hormone optimization procedures performed by Biote-certified practitioners to date, including approximately 300,000 active patients. We offer training centrally and regionally to provide consistent and ongoing technical education. On an ongoing basis, we provide access to around-the-clock clinical and technical support for Biote-certified practitioners.

To offer a turnkey platform, we leverage the data Biote-certified practitioners collect using our BioTracker software for regulatory and record management to seamlessly assess a simple procedure-based revenue model that encompasses fees for the education, training, re-training, comprehensive administrative services and support and pass-through cost of pellets that practitioners may choose to provide as part of the Biote Method. We believe our revenue model represents an objective method to assess fees across the varying size and sophistication of our Biote-certified practitioners and clinics beginning with the first day of training and continuing throughout the treatment of each practitioner’s patient. Additionally, this revenue model provides our Biote-certified practitioners with consistency and predictability, notwithstanding the variability in services required to support their practices during any given period. Our revenue model also offers efficiency and transparency for inventory management, as each procedure is electronically recorded through our technology platform without requiring additional workflow.

The Biote Method’s proprietary CDS assists physicians in establishing individualized dosing for patients. Our BioTracker software and business tools allow practitioners to efficiently manage the record management, product acquisition, inventory logistics and the business end of a robust hormone optimization practice. We provide Biote-partnered clinics access to FDA-registered outsourcing facilities that can supply a wide array of hormone optimization products for Biote-certified practitioner patients. We provide information to Biote-certified practitioners regarding how to integrate with our BioTracker software. Our BioTracker software allows Biote-certified practitioners to manage orders and maintain accurate inventory records to keep their regulatory and business systems up to date.

Beyond the breadth and depth of our commercial and operational platform, the Biote name has achieved strong brand recognition among practitioners and patients in the communities we serve, as illustrated by QY Research’s market research publication entitled “South & North America Hormone Replacement Therapy Market Insights and Forecast to 2026.” Practitioners undertaking the Biote Method can be confident that our exclusive training and practice building tools will prepare them to provide excellent and differentiated care to patients. This has led to high practitioner satisfaction and an approximate 90% retention rate among Biote-certified practitioners. We are contracted with and provide comprehensive support to over 5,300 practitioners that have adopted the Biote Method in their practices. Leveraging our brand strength, we offer marketing assistance, including office signage and patient education materials, to every Biote-certified practitioner within our network.

We believe by virtue of their participation in our robust training and practice certification, Biote-certified practitioners are well informed on all aspects of hormone optimization. We believe our brand advantage with both practitioners and patients is a key element of our commercial growth strategy, and an asset that we intend to leverage to expand our business.

Complementing the Biote Method is our expanding line of private-labeled dietary supplements to address hormone, vitamin, and physiological deficiencies that regularly manifest in an aging population. This business segment appeals to practitioners’ patient demographic and enables patients the opportunity to receive practitioner-recommended Biote-branded dietary supplements to support healthy aging. By leveraging our existing Biote-certified practitioner base to sell and distribute our Biote-branded dietary supplements, we believe we have created an efficient and complementary business.

We also designed the Biote Method to permit beneficial practice economics for our Biote-partnered clinics. Our educational training and practice management platform helps enable Biote-partnered clinics to execute this all-cash model with minimal reimbursement risk. This contrasts to consistently decreasing reimbursement rates for most other treatments and therapies offered by physician offices.

We have a track record of consistently achieving accelerated and highly profitable growth. Our five-year revenue CAGR from 2016-2020 was 22%. Our revenue was $120.5 million and $101.9 million for the nine months ended September 30, 2022 and 2021, respectively, and $116.6 million and $139.4 million for the years ended December 31, 2020 and 2021, respectively. Net income in 2020 was $29.2 million and for 2021 was $32.7 million, an increase of $3.5 million or 12%.

The Clinical Need to Treat Hormone Imbalance

Biote-certified practitioners primarily focus their treatments on women experiencing symptoms due to hormonal imbalance before, during, and after menopause, and men experiencing symptoms of hypogonadism and male sex hormone deficiency. According to a 2015 study entitled “Use of Compounded Hormone Therapy in the United States: Report of The North American Menopause Society Survey,” by Margery L.S. Gass, Cynthia A. Stuenkel, Wulf H. Utian, Andrea LaCroix, James H. Liu and Jan L. Shifren, it is estimated that as many as 200 million Americans are affected by hormonal imbalance and approximately 80% are untreated, according to a 2014 study entitled “Systematic Literature Review of the Epidemiology of Nongenetic Forms of Hypogonadism in Adult Males” by Victoria Zarotsky, et al. The corresponding treatment market for hormone replacement therapies is large and diverse, both in terms of the number of products, the number of suppliers, the type of administration and regulatory requirements for producing and distributing these products. Bioidentical optimization, which provides hormone supplementation that can be administered to patients just two or three times per year, is a highly differentiated segment of this market. Biote-certified practitioners perform about 80% of their hormone optimization procedures on female patients and approximately 20% of such procedures on male patients. As the U.S. population continues to age, we believe the number of patients seeking relief from the symptoms of hormone imbalance will continue to grow.

Menopausal Symptoms Segment (Female)

Approximately 40-50 million women in the U.S. will experience hot flashes, a symptom of menopause, according to a study entitled “Psychosocial and Socioeconomic Burden of Vasomotor Symptoms in Menopause: A Comprehensive Review” by Wulf H. Utian. Based on a study entitled “Change in Follicle- Stimulating and Estradiol Across the Menopausal Transition: Effect of Age at the Final Menstrual Period” by John F. Randolph, et al., Women experience a 67% reduction in estradiol between their mid-40s and mid-50s. Testosterone, a prevalent sex hormone in the female body also starts decreasing early, and by age 40, a woman has lost half of her testosterone production. Based on a 2018 article by Shelly Emling, entitled “Menopause Symptoms Can Last Decades,” this decline in hormone production and the resulting imbalance between estrogen and testosterone levels results in menopause symptoms that can continue for 10 years or more. According to a 1984 study, entitled

“The Effects of Subcutaneous Hormone Implants During Climacteric” by Linda Cardozo, et al., these menopause symptoms include, but are not limited to:

• Hot flashes • Night sweats / excessive sweating • Sleep disturbance • Irritability / anxiety • Depressed mood • Brain fog	• Low libido • Vaginal dryness • Fatigue / exhaustion • Joint / muscle ache • Weight gain • Decrease in bone density

Beyond immediate symptoms, medical evidence exists linking untreated hormone imbalance with more serious health risks. A substantial collection of studies and analyses reported in the medical literature further illustrates the association between HRT and a deceased risk of heart disease, breast cancer, osteoporosis, and neurodegenerative diseases. For example, Dr. Rebecca L. Glaser, a prominent breast cancer surgeon, studied the incidence of breast cancer during 10 years of treating menopausal women with testosterone. In a study entitled “Incidence of Invasive Breast Cancer in Women Treated with Testosterone Implants: A Prospective 10-year Cohort Study,” she concluded that testosterone was demonstrated to be associated with a 39% reduction in the incidence of invasive breast cancer compared to the age-matched SEER expected incidence. Additionally, a study entitled “Efficacy of Pharmacological Therapies for the Prevention of Fractures in Postmenopausal Women: A Network Meta-Analysis” by Patricia Barrionuevo, et al. published a systemic analysis of pharmacological therapies for prevention of fractures in postmenopausal women and concluded that estrogen with progesterone produces reductions in hip fractures, non-vertebral fractures and vertebral fractures.

Menopause treatment options involving hormones are most frequently comprised of estrogen, testosterone and/or progesterone. Hormones are available in a broad range of formulations administered as oral tablets, injectable, gels, creams, pellet implants and vaginal devices.

Oral Estrogen +/- Progesterone formulations-Routinely prescribed as estrogen tablets or estrogen plus progesterone tablets (depending on uterus status), parenteral and oral dosage forms are the most widely prescribed HRT products. Practitioners can choose to prescribe from a number of oral estrogens, with the most popular being estradiol, estrone, estropipate and conjugated estrogens.

Testosterone Therapy-The use of testosterone for the treatment of female menopause symptoms has been well established for more than 70 years, as evidenced by a 1949 study entitled “Indications for Hormonal Pellets in the Therapy of Endocrine and Gynecic Disorders” by Robert B. Greenblatt & Susan R. Roland. Despite this scientific and clinical evidence, there is no FDA-approved testosterone therapy for use in females. Practitioners desiring to use testosterone for their female patients need to choose between prescribing off-label use of testosterone products approved exclusively for male use, or testosterone products custom-formulated and compounded by pharmacies for use in female patients which is consistent with the Biote Method.

The lack of testosterone products approved for women contrasts with the extensive peer-reviewed literature that consists of studies showing that testosterone levels drop in women with age, particularly in menopause, and that testosterone supplementation improves sexual health and addresses symptoms associated with menopause.

The Cochrane Review analysis of trials addressing therapy targeting hypoactive female sexual desire disorder, and two meta-analyses published by Chiara Achilli, et al. and Rakibul M Islam, et al., entitled “Efficacy and Safety of Transdermal Testosterone in Postmenopausal Women with Hypoactive Sexual Desire Disorder: A Systematic Review and Meta-analysis” and “Safety and Efficacy of Testosterone for Women: A Systematic Review and Meta-analysis of Randomised Controlled Trial Data,” respectively, all concluded that testosterone therapy produces statistically significant improvement in multiple measures relating to menopausal women’s sexual heath. In addition, preliminary studies, including “Mechanisms of Testosterone Deficiency-related Endothelial Dysfunction” by Alexios S. Antonopoulos & Charalambos Antoniades, “Testosterone Therapy and

Cardiovascular Risk: Advances and Controversies” by Abraham Morgentaler, et al. and “Breast Cancer Incidence Reduction in Women Treated with Subcutaneous Testosterone: Testosterone Therapy and Breast Cancer Incidence Study” by Dr. Gary S. Donovitz & Mandy Cotton, report marked improvements in other menopausal symptoms and potential beneficial effects on cardiovascular risk, breast cancer risk, bone growth, depressed mood, and exhaustion.

Hypogonadism & Sex Hormone Segment (Male)

Male hypogonadism is a deficiency in testosterone. It is characterized by serum testosterone levels of less than 300 ng/dL in combination with at least one clinical sign or symptom, according to a 2010 study by Peeyush Kumar, et al., entitled “Male hypogonadism: Symptoms and Treatment.” In the period through their 20s, male testosterone levels are approximately 700 ng/dL or higher (in a range of 600-1300 ng/dL) as presented in a study entitled “Reference Ranges for Testosterone in Men Generated Using Liquid Chromatography Tandem Mass Spectrometry in a Community-Based Sample of Healthy Nonobese Young Men in the Framingham Heart Study and Applied to Three Geographically Distinct Cohorts” by Shalender Bhasin, et al. In men, testosterone levels decline 1-1.5% per year after age thirty, according to “Age, disease, and changing sex hormone levels in middle-aged men: results of the Massachusetts Male Aging Study” by Anna Gray, Henry A Feldman, John B. McKinlay and Christopher Longcope. Multiple studies on hypogonadism, including “Age Trends in the Level of Serum Testosterone and Other Hormones in Middle-Aged Men: Longitudinal Results from the Massachusetts Male Aging Study” by Henry A. Feldman, et al. and “Prevalence of Hypogonadism in Males Aged at Least 45 years: The HIM Study” by Thomas Mulligan, et al., estimate the prevalence of low testosterone (total testosterone less than 300 ng/dL) is as high as 38.7% in males over 45. Not every male experiences testosterone decline at the same rate or to the same level, but over time, all males experience testosterone level decrease. Men experience a 44% average reduction in testosterone between ages 30 and 74, according to the Cleveland Clinic. Testosterone deficiency is a clinical syndrome that relates to a man’s symptoms and physical signs, not necessarily to the specific level detected in a blood test. There are many men suffering from testosterone deficiency who may not have laboratory values less than 300 ng/dL. The primary signs of low testosterone include:

• Decrease in libido • Memory, focus and concentration issues • Sarcopenia or muscle loss	• Decrease bone mineral density • Erectile Dysfunction (ED)

A 2019 study entitled “Testosterone Therapy in Men with Hypogonadism Prevents Progression from Prediabetes to Type 2 Diabetes: Eight-year Data from a Registry Study” published by Aksam Yassin, et al. supports the use of testosterone as a treatment for diabetes in hypogonadal men.

Hormone Imbalance: The Treatment Challenge

Hormone imbalance symptoms experienced by aging men and women can be highly bothersome, and negatively impact quality of life. Current demographics indicate the number of adults experiencing menopause and andropause symptoms is large and expanding. Under the best of circumstances, the surge in people requiring medical care might overwhelm available resources. Adding to this situation, significant gaps exist that exacerbate the treatment challenge:

•

Practitioner education in the diagnosis and treatment of menopause and andropause symptoms is frequently dated, leaving them unprepared on how to best manage these patients with optimal and contemporary therapies.

•	While extensive peer-reviewed literature extolling the benefits of testosterone therapy exists, FDA-approved medications exist for males only.

•	There is low awareness among both medical and public audiences of alternative hormone optimization therapies.

•	Given pressing workloads and declining reimbursements, physicians have little practical incentives to invest their time and resources (or that of their staff) in exploring new treatment modalities.

Taken together, we believe these factors have resulted in a medical system often ill-prepared to treat menopause and andropause and patients, particularly women, needlessly suffering its symptoms. We believe that the Biote Method is well designed to help partnered clinics overcome these challenges.

What We Offer

Biote Business Model/Solution

We have developed a comprehensive platform for Biote-certified practitioners to establish and operate a personalized hormone optimization program in their practices. Biote-certified practitioners seek to optimize imbalances in their patients’ hormone, vitamin, and mineral levels and may prescribe bioidentical hormone therapies and/or recommend dietary supplements to accomplish this end.

We believe our competitive advantage lies in the breadth and completeness of our offering, which supports practices in pursuing excellence in all facets of patient care. We provide partnered clinics with up-to-date scientific education delivered by highly experienced practitioner instructors. Our training content is based on a scientifically rigorous approach and is continually updated. We further provide Biote-certified practitioners with the clinical mentorship, practice support resources, inventory management tools and marketing capability necessary to operate an efficient hormone optimization practice. Biote-certified practitioners can access FDA-registered outsourcing facilities that can supply hormone optimization therapies should practitioners determine such treatment is appropriate for their patients. Further, our practice management software allows Biote-certified practitioners to efficiently order, track and manage hormone optimization product inventory, and meet other administrative requirements. Our BioTracker software is integrated with the outsourcing facilities’ own software to facilitate ordering and inventory control.

Biote-certified practitioners who are trained in the Biote Method may prescribe bioidentical compounded hormone pellets prepared by independent third-party compounding pharmacies, known as outsourcing facilities, which are governed by Section 503B of the FDCA. Section 503B includes requirements regarding registration and reporting, use of bulk drug substances in compounding, a prohibition on compounding copies of FDA-approved drugs and wholesaling, and certain requirements for labeling, among others. Entities registering as outsourcing facilities are subject to current good manufacturing practices (cGMP) requirements and regular FDA inspections, among other requirements.

Drugs compounded by outsourcing facilities in compliance with Section 503B are exempt from the new drug approval requirements of the FDCA and certain labeling requirements of the FDCA. This means that FDA does not review or verify the safety or effectiveness of compounded products distributed or dispensed by outsourcing facilities; rather Section 503B of the FDCA establishes standards for manufacturing processes and controls applicable to outsourcing facilities as a means to ensure drug quality. Section 503B outsourcing facilities are subject to FDA inspection and are inspected by FDA on a risk-based schedule.

Biote contracts with operators of certain FDA-registered 503B outsourcing facilities, namely AnazaoHealth Corporation, or AnazaoHealth, Right Value Drug Stores, LLC d/b/a Carie Boyd’s Prescription Shop, or Carie Boyd’s, and F.H. Investments, Inc. d/b/a Asteria Health. While Biote-certified practitioners have the option to use a variety of different outsourcing facilities, AnazaoHealth, Carie Boyd’s and Asteria Health are the primary outsourcing facilities for the compounded testosterone and estradiol implantable subcutaneous pellets used by Biote-certified practitioners as part of the Biote Method. It is Biote’s understanding that these 503B outsourcing facilities make these compounded drugs from bulk substances that comport with FDA’s final guidance on its interim policy on bulk substances. However, we do not control or direct the compounding or manufacturing processes of these 503B outsourcing facilities. While Biote generates revenue by charging the Biote-partnered clinics procedure-based fees associated with the Biote-provided end-to-end platform for running an efficient practice that includes tracking compounded products ordered from 503B outsourcing facilities, as well as other services, Biote does not receive compensation for the sale of bioidentical pellets from these 503B outsourcing facilities to Biote-certified practitioners. For more information about compounding facilities, please see the section entitled “Regulation of Compounded Drug Products.”

Our Biote-branded dietary supplements are a natural extension of our practice-building business and represent approximately 20% of our annual revenues. We sell dietary supplements that may support hormone, vitamin and physiological balances in an aging population. Our Biote-branded dietary supplements provide Biote-certified practitioners with an opportunity to further balance other important aspects of a patient’s profile and simultaneously increase practice revenue. Biote-partnered clinics directly purchase Biote-branded dietary supplements from us, and our third-party logistics (“3PL” suppliers fill and ship directly to the ordering practice. The Biote-partnered clinic then sets their own pricing in compliance with our applicable policies and sells Biote-branded dietary supplements directly to patients. We have leveraged out existing commercial infrastructure and relationships with Biote-certified practitioners to build our Biote-branded dietary supplement business. As a result, as of December 2021, approximately 85% of Biote-branded dietary supplements were sold through Biote-certified practitioners. Approximately 78% of our partnered clinics offer Biote-branded dietary supplements, for an average supplement volume per practice of approximately $13,500 as of 2021.

Hormone Therapy

The Biote Method is purpose built to enable Biote-certified practitioners to treat hormone imbalance using bioidentical estrogen and testosterone products as necessary. The term bioidentical refers to hormone formulations that match the hormones of the human body. Estradiol (the most active estrogen), progesterone and testosterone can be produced as bioidentical formulations.

Estradiol is FDA approved and commercially available under several different brand names. Examples include Vivelle Dot (patch), Estrogel, Elestrin, Evamist, Vagifem, Estring and FemRing.

Testosterone can be formulated for use by both women and men. However, FDA-approved testosterone products exist exclusively for males. Testopel is an example.

Progesterone is FDA approved, and available commercially as a capsule of micronized progesterone in peanut (or olive) oil. Progesterone is also available in patch and cream formulations. Prometrium is an example.

Hormones that are not bioidentical are commonly known as synthetic hormone formulations. Examples of synthetic hormones include conjugated equine estrogens, oral contraceptive pills, medroxyprogesterone (Provera) and methyltestosterone.

The Biote Method is focused on promoting the use of bioidentical hormones to provide optimized clinical results using bioidentical estrogen, progesterone and testosterone rather than synthetic, chemically-modified versions of the hormone. The Biote Method encourages practitioners to begin each patient treatment with comprehensive lab testing, which includes checking testosterone, thyroid and vitamin levels. Patients complete symptom questionnaires to enable practitioners to appropriately gauge symptom scores. These questionnaires and lab results are evaluated by the practitioner, along with patient data such as age, weight, medical history and desired outcomes. The Biote software then can assist Biote-certified practitioners in developing patient-specific treatment options.

Biote-certified practitioners utilize a wide variety of hormone therapies. In addition to bioidentical hormone pellets, practitioners may also choose to administer hormone therapy to their patients via topical methods (creams, gels, patches), oral methods (sublingual tablets, pills) or injections, depending on the practitioners’ medical assessment of their patients’ clinical needs. Creams, lotions and patches are prescribed on a per patient basis and obtained from pharmacies. If the physician chooses to utilize pellets, they generally administer the pellets that they obtain from 503B outsourcing facilities through “in office” procedures.

In a 2014 study published in the Journal of Sexual Medicine, pellet therapy was chosen by 17% of 382 male patients when presented with the choice of the following methods of hormone therapy: gels, injections and implantable subcutaneous pellets. Further, according to a 2013 study published in the same journal, of 113 men who underwent subcutaneous testosterone pellet therapy, 52.2% had switched to pellet therapy from topical gel therapy and 35.4% had switched from injection therapy.

The Biote Difference

Biote training and certification program-For many practitioners, medical school was the last time they received instruction in menopause, andropause and hormone deficiency. In fact, according to a 2018 article, in a survey of more than 1,000 medical professionals, only 57% reported being “up-to-date” on information regarding HRT for menopause symptoms. Effectively managing hormone levels is an involved, complex and highly data-intensive process. We believe that contemporary medical training is a critical element of our platform and seek to bridge any gap in a practitioner’s experience and clinical education. To become a Biote-certified practitioner, we carefully vet healthcare providers to ensure they possess the necessary commitment, patient population and office staff needed to build a successful hormone optimization practice.

Prospective practitioners and their staff attend a two-day Biote Method training program. The training includes didactic lectures designed to educate practitioners on the latest science of HRT. The training program also includes in-clinic training during which practitioners gain experience performing hormone replacement procedures in a supervised setting. We also understand the importance of staff interaction in any patient experience and require each prospective Biote-partnered clinic’s office staff to attend training regarding the best practices for maintaining a hormone therapy practice. We believe that this comprehensive training program, as well as continuing education and mentoring, is critical to the successful establishment of new Biote-certified practitioners.

In addition to completing training, Biote-certified practitioners must:

•	Be in good standing with their respective state professional licensing board;

•	Successfully pass a post-training certification exam / requirements;

•	Utilize our BioTracker platform to comply with the DEA’s inventory control regulations for all scheduled drugs; and

•	Use our proprietary technology, including training materials, therapy instruction and training videos to facilitate optimal therapy and patient outcomes.

Biote training facilities & faculty-We operate one national and five regional training facilities for Biote-certified practitioners, healthcare providers and medical staff. The 10-person practitioner clinical faculty and seven medical advisors provide on-site and virtual educational programs, seminars, training, refresher courses in hormone optimization, vitamin and Biote-branded dietary supplement guidance, and other topics. As of December 2021, over 5,300 providers in more than 2,800 clinics nationwide have successfully completed our rigorous curriculum and clinical training program. Upon completion, each Biote-certified practitioner is teamed with an experienced Biote-certified practitioner who is committed to providing mentorship and guidance, including with respect to regulatory compliance, education and new research updates.

Biote BioTracker system-We require Biote-partnered clinics to keep patient and inventory records, which was accomplished historically with manually-completed paper copies. To help our practitioners automate this process, we offer as part of our platform the BioTracker system, which provides inventory management services to enable Biote-partnered clinics to comply with federal (DEA) and applicable state regulations for the hormones that Biote-certified practitioners may order from 503B outsourcing facilities. Our BioTracker software is integrated with the outsourcing facilities’ software to facilitate ordering and inventory control. As each Biote-partnered clinic stores and dispenses these hormones, this software performs the critical function of monitoring and tracking the necessary detail regarding the administration of controlled substances. BioTracker also provides robust data analytics which allows the practitioner to effectively manage their processes and internal records. We also leverage this data to electronically transmit to us the number of hormone optimization pellet insertion procedures performed, affording us the most direct way to seamlessly assess a fair, transparent and consistent fee for our Biote Method, including the education, training, re-training and comprehensive services and support.

Biote Clinical Decision Support software-The CDS is part of our offerings available to Biote-certified practitioners. The CDS programs assist practitioners in identifying potential patient-specific treatment options and provides these practitioners with access to publications and guidelines that serve as independently verifiable bases for treatment recommendations. The practitioner enters a patient’s clinical markers into the program, and an algorithm based on the published literature with clinical data and clinical guidelines suggests potential individualized treatment option for the practitioner’s evaluation and consideration. While Biote-certified practitioners may consider the treatment options identified by the CDS, responsibility for treatment decisions remains solely with the practitioners in the exercise of their independent medical judgment.

Biote-branded Dietary Supplements-Our expanding Biote-branded dietary supplements business sells dietary supplements that may support hormone, vitamin and physiological balances in an aging population. We introduced our line of Biote-branded dietary supplements in 2013 with two specific dietary supplement products, DIM SGS+ and ADK 5. The line has since grown to include 19 dietary supplements, priced between $20.25 and $99. We offer wholesale sales directly to over 2,200 Biote-certified practitioners through our own eCommerce site, efficiently leveraging the core Biote provider platform. Practitioners then re-sell to their patients through online stores or in-clinic. As of December 2021, 78% of Biote-partnered clinics also offer our Biote-branded dietary supplement products. Biote-branded dietary supplement sales accounted for approximately 18% of our revenue in 2020 and approximately 20% of our revenue from January through October 2021.

In 2021, we launched a direct-to-patient eCommerce platform whereby practitioners can invite their patients to buy Biote-branded dietary supplement products online via their own online store. Enhancements to the direct-to-patient platform include a subscription service that will launch in early 2022 for added convenience to patients, and to help drive reoccurring revenue for both us and Biote-partnered clinics. Our team plans to continue researching new formulations, product expansion opportunities and architecting an innovation pipeline that will offer solutions and revenue expansion for our practitioners and for Biote.

We believe that as awareness of our Biote brand name associated with our supplements continues to increase, so too will the incidence of our Biote-branded dietary supplements being sold in online stores. In the broader global dietary supplement market, by 2025, it is estimated that approximately 26% of sales will be generated through online markets, mirroring trends across global retail trade. We are preparing for this shift with the introduction of an online direct-to-patient store in conjunction with expanding our digital marketing outreach.

Our Competitive Strengths

We believe we are a leader in the practice-building market focused on the hormone optimization space as evidenced by our size as compared to competitors. We have designed the Biote Method to offer practitioners an end-to-end platform to enable them to successfully establish and grow a profitable hormone therapy practice.

Proprietary end-to-end hormone optimization platform-The Biote Method provides a comprehensive solution that quickly enables new clinics to effectively start and run an efficient bioidentical HRT practice. Our two-day mandatory, practitioner-paid training program educates the practitioner on clinical and back-office aspects of treating patients. Biote’s CDS identifies treatment options while customized practice management and data software enable efficient workflow and inventory and vendor management. By virtue of the breadth and quality of the systems and services provided by the Biote Method, we believe our platform is differentiated within our industry and represents a competitive advantage.

Accretive practice economics-Our relationship with Biote-certified practitioners delivers positive practice economics. As of July 2021, Biote-partnered clinics generated average profits of approximately $100,000 per year from the hormone optimization space. In an environment of expanding patient needs due to an aging population and declining reimbursement for patient care related costs, extending quality of care while providing a profitable revenue stream are compelling contributors to practitioners joining the Biote network.

Size compared to competition and brand awareness among practitioners-With more than 2,800 clinics, 5,300 Biote-certified practitioners and 2.5 million procedures performed to date, and approximately 300,000 current active patients, we believe we are approximately 11 times larger than our nearest competitor. We believe that our patient education materials reinforce the commitment by our Biote-certified practitioners to be medically and technically well-prepared to effectively address patients’ symptoms by providing individualized treatment to help patients “achieve their best self”. We believe that Biote-certified practitioners identify with the Biote brand because we provide a reliable education and business platform and enable them to build a profitable practice area.

Complementary product lines augment growth-In addition to our practice building business, our growth opportunities are also driven by our Biote-branded dietary supplement products. These Biote-branded dietary supplements support consumer health with differentiated formulations. Biote-branded dietary supplements are contract manufactured to approved specifications by a select group of experienced supplement manufacturers. These supplements are primarily sold by Biote-certified practitioners as well as on a direct-to-consumer basis, extending their consumer appeal beyond the HRT patient base.

Proven leadership team with expansive industry experience-We have a highly experienced leadership team comprised of senior corporate leaders from within global healthcare and consumer markets. Our team has demonstrated skill in scaling our business model to-date. We believe we possess the skills and knowledge to complete our national expansion and capitalize on the growing category awareness.

Practitioner Growth, Sales, Brand and Marketing

Clinic and Practitioner Growth

As of December 2021, we contract with over 5,300 Biote-certified practitioners in approximately 2,800 partnered clinics, and many Biote-certified practitioners are also patients. Between 2017 and 2020, the number of partnered clinics grew from 1,112 to 2,606, a CAGR of 33%. In 2021, we contracted with 567 new partnered clinics, bringing the total number of partnered clinics to 2,978. The 567 new partnered clinics account for 29% of our 2021 revenue growth. Since we started in 2012, our commercial footprint has expanded to 10 core states, which, as of December 2021, generated 67% of our revenue:

• Texas • Oklahoma • Colorado • Arkansas	• New Mexico • Louisiana • Florida

We employ targeted methodologies that consider practice demographics and practitioner prescribing history to identify the best potential practitioners within each area of medical specialty and geography. We also utilize these analytics in determining optimal geographies for new sales territories. Although there are approximately 1.2 million total providers in the United States, we target practitioners who are already prescribing alternative HRT patient care-related and having conversations with patients about hormone-related symptoms that impact patient health and wellbeing. This target set includes practitioners in OB/GYN, family and general practice, urology, and internal medicine. In our experience, patients most often seek out practitioners within these distinct specialties when experiencing menopause or andropause symptoms. In 2019, there were approximately 260,000 practitioners in the United States within our targeted specialties. Of this group, we currently target the top three deciles from the relevant specialties, which represents approximately 78,000 practitioners. Practitioners in these four specialties have appropriate patient demographics and have proven they can be developed into capable hormone optimization practices. Our own business experience confirms that more than half of our revenue in 2021 was generated from two provider specialties: family and general practice and OB/GYN.

We believe medical practitioners choose our company for three primary reasons: 1) our intensive, onsite and virtual education and training, and ongoing mentorship, is unique and highly valued; 2) our proprietary, end-to-end business platform enables efficient practice start-up and management; and 3) through the Biote cash pay model, the average Biote-partnered clinic generates meaningful incremental, comparatively high margin profit to their legacy profitability. Our all-cash, minimal reimbursement model is cost-effective for patients across income levels while delivering strong profits to our partnered clinics. As of 2019, 50% of Biote-certified practitioners’ patients had an annual household income of less than $100,000. We believe this demonstrates the affordability of the procedures and their accessibility to patients of varying income levels, and the scale of the addressable consumer market.

We derive the majority of our revenue through service fees that encompass the comprehensive platform and wraparound support we provide our Biote-partnered clinics. These service fees are realized when Biote-certified practitioners perform HRT procedures utilizing pellets dispensed in office. During the year ended December 31, 2021, these service fees generated approximately 79% of our revenue.

This procedure-based revenue model provides our Biote-certified practitioners with consistency and predictability and is not dependent on the volume of bioidentical hormone pellets ordered by practitioners or the number of patients that may visit a clinic. Although there is a correlation between our revenue model and the hormone optimization procedure involving the use of bioidentical hormone pellets, the fees that we charge our Biote-partnered clinics are designed to cover the wide array of education, training, re-training, comprehensive administrative services and support and pass-through cost of pellets that practitioners may prescribe as part of the Biote Method.

Sales

Our company began in Texas in 2012 and, since that time, has expanded into the geographically adjacent states. We currently have an over 100-person sales force, structured to attract new Biote-certified practitioners while simultaneously supporting the productivity within existing partnered clinics. Regional sales teams consist of 44 liaisons and practice development managers (“PDMs”) and are led locally by a regional manager. Liaisons are charged with identifying non-Biote-certified practitioners and educating them on value in attending the comprehensive two-day training program to become a Biote-certified practitioner. The role of the PDM is to act as a resource and facilitate the practice management of the Biote Method in both new and existing partnered clinics.

Throughout the initial years of our rapid growth, high practitioner and patient satisfaction made referrals from satisfied practitioners and patients one of our most important marketing tools. Many patients of Biote-certified practitioners or Biote-partnered clinics share their experiences with friends, family, and other practitioners. Biote-certified practitioners often report the positive clinical results and powerful patient descriptions of their hormone optimization experience.

Brand

The Biote brand has been cultivated over ten years to reinforce a “science-based, patient focused” approach to our practice building model. We believe that the quality of our platform, our size and scale differential, combined with strong brand placement throughout point-of-care delivery has enabled us to establish Biote as a highly recognized brand in the hormone optimization space. By the end of 2021, more than 2.5 million patient procedures had been performed by Biote-certified practitioners. We believe the patient experiences generated through the Biote Method are both strong and unique in our competitive environment.

For practitioners, we believe that those who choose to engage with Biote understand that we offer them a practice-building platform that is highly refined and delivers the critical elements necessary to build a successful hormone optimization practice. Each facet of the Biote Method’s end-to-end platform reinforces our commitment to developing practitioner excellence. Biote-certified practitioners thus understand the value of operating their practice under the Biote brand and are highly loyal.

For patients visiting a Biote-certified practitioner, our brand represents an opportunity for them to be the “best version of themselves”. Patients can be confident that their Biote-certified practitioner will have a keen, informed focus on their unique symptoms and provide top notch medical care accordingly. Patients see the Biote logo and imagery at every step along the way, from the practitioner’s website to the decal on the door.

We believe that the acceptance and strength of the Biote brand has enabled us to successfully launch and build our companion Biote-branded dietary supplement line. Practitioners frequently prescribe supplements as adjunct to hormone therapy. As of December 2021, approximately 78% of Biote-partnered clinics also sell Biote-branded dietary supplement products. As patients trust the recommendations of their practitioner, our Biote-branded dietary supplements are likewise trusted and purchased. As a company, we benefit from this continued brand leverage.

Marketing

Clinic / Practitioner Marketing

Our primary objective in marketing to healthcare providers is to inform them of the value in becoming a Biote-certified practitioner. We accomplish this through referrals from existing Biote-certified practitioners to their healthcare provider relationships, a dedicated sales force, and through digital and traditional marketing channels. We target specific healthcare providers based on their specialty, prescribing data, demographic information and location match with our existing geographic footprint and targeted new geographic markets.

In 2019, there were 260,000 practitioners in the United States within our targeted specialties: family and general practice (108,000); obstetricians and gynecologists (39,000); internal medicine (104,000); and urologists (9,000). These are the specialties that patients typically initially contact when experiencing the symptoms associated with menopause and andropause. As a result, these practitioners are actively searching for a therapeutic solution to the health challenges faced by their existing patients. Currently, approximately 70% of our customer base is comprised of OB/GYN, family and general practice, urology and internal medicine practices. We believe this target mix accurately reflects our potential by specialty, and we expect similar trends moving forward. As such, our practitioner-focused marketing efforts are directed accordingly.

Lead generation through sales force efforts remains our highest priority channel. To that end, we plan to meaningfully expand the number of sales representatives calling on practitioners within targeted specialties in both current and new geographies. From a central marketing perspective, we have carefully built comprehensive omnichannel expertise and leverage evidence- based content to drive differentiated Biote branding. All tactical execution of marketing and promotion is handled internally. We have invested significantly in building our digital marketing capabilities, we are utilizing this extensive capability to generate practitioner leads and have established media capabilities across all digital channels. We believe the scale and breadth of our marketing capabilities to be a significant competitive advantage that will be very difficult to duplicate.

Consumer Marketing

Consumer outreach is a growing portion of our marketing. We believe that the Biote brand is highly differentiated and leverageable across key consumer channels. We direct consumers that are actively seeking care to Biote-certified practitioners via the “Find A Provider” feature on our company website. Through our growing digital outreach capabilities, we connect with consumers seeking general information to Biote-certified practitioners for more information. This not only builds incremental patient starts, but also extends strong practitioner loyalty to our company.

Our Corporate Growth Strategy

U.S. Geographic Expansion

Since our initial founding in Texas, we have demonstrated a strong ability to scale. During the year ended December 31, 2021, we conducted 67% of our business within ten U.S. states across the South. Informed by both data and our past success, we are confident in our ability to further expand our U.S. geographic footprint. For example, in 2021, we grew the size of our sales force by approximately 33% to over 100 customer-facing representatives. In 2022 and 2023, we plan to meaningfully expand our field sales and support staff to add liaisons in critical locations, add new geographies and expand our training capacity to meet the increased rate of new Biote-partnered clinics. In order to efficiently identify new growth opportunities, we use demographic and practitioner-level data such as identifying prescription patterns and prescription purchasing data to assist in understanding the needs of new practices.

International Scale-up

The market for private-label dietary supplement products, and the training and support requirements for practitioners outside of the United States is well-established and growing. According to the Mater Data Forecast’s “Global Hormone Replacement Therapy Market Size, Share, Trends, COVID-19 Impact & Growth Analysis Report-Segmented By Type, Route of Administration & Region-Industry Forecast (2022 to 2027),” as of April 2021, 57% of the current global market for hormone products exists outside of North America. We believe there is a significant potential opportunity for our practice building platform in a core group of Latin American countries, in Europe and potentially in Asia, which some market analysts project to be the fastest growing market globally. We believe market acceptance is well established in these geographies and targeted population demographics are favorable. We believe this will allow our streamlined tools and education to find a market in these regions.

We believe that international expansion may require a different access model, such as a license model, which may require the utilization of one or more local distributors with established practitioner relationships. We are in the process of evaluating international expansion on a market-by-market basis with the intention to determine the most appropriate go-to-market strategy and to enter select international market entries in 2023.

Country/Territory	Total Population (2019)	Population Over 65	Historical or Projected Biote Market Entrance[1]
United States	328.3 million	54.8 million	2012
Puerto Rico	3.2 million	681,600	2016
Mexico	127.6 million	9.8 million	2018
Canada	37.6 million	6.9 million	2018
Dominican Republic	10.7 million	816,600	2022
Brazil	211 million	20.4 million	2023E
Columbia	50.34 million	4.6 million	2023E
Argentina	44.94 million	5.2 million	2023E
Mexico	127.6 million	9.8 million	2023E

(1)	As of February 2022.

We recognize the challenges and potential risk associated with simultaneously expanding in multiple geographies. As such, our U.S. growth strategy is the most strategically and financially vital. Ensuring that the US plan is on-track and moving toward success will be our primary focus prior to launching international expansion.

Our current presence outside of the continental United States is in Puerto Rico, where we enjoy a fast growing but still nascent business. In 2021, we trained 42 Biote-certified practitioners and the Biote-certified practitioners performed upwards of 15,000 procedures in Puerto Rico.

Clinical Research Support

The clinical research program supports our education programs through systematic literature reviews and analysis of patient therapy effects in clinical practice. By leveraging existing literature and existing data, we will strengthen our educational programs.

In 2021, we published a nine-year retrospective breast cancer study in the European Journal of Breast Health. This study demonstrated testosterone is breast protective. Testosterone and/or testosterone/estradiol delivered subcutaneously significantly reduced the incidence of breast cancer. Additionally, in 2021, we published a safety review of seven years of adverse events data regarding the use of subcutaneous hormone therapy. This study showed an overall complication rate of less than 1%.

This and other peer-reviewed medical literature has the strongest influence on defining the proper suggestions for clinical practice when focused on the data from controlled clinical trials.

In parallel, we are engaging with clinical practices to define how to access, analyze and publish their clinical findings. Over the past decade, the FDA and academic communities have targeted real-world evidence as critical to understanding the effects of therapy and process in clinical practice, a trend that we can utilize to teach Biote-certified practitioners about optimal use of hormone therapies.

New Product Development

We are committed to advancing healthcare through product improvement. We constantly evaluate the potential for advanced education and tools to support the hormone optimization market.

Our Biote-branded dietary supplement business has grown at a 24% CAGR between 2019 and 2021. In addition to generating continued growth through new patients added via our geographic expansion and through direct-to-consumer channels, we believe there is an important growth opportunity to expand the size of our Biote-branded dietary supplement portfolio through new product launches and increased education of Biote-certified practitioners on these products.

Strategic Acquisitions and Product Offerings

We have historically reinvested our revenue to fund our geographic expansion. Over the next three years, we plan to accelerate that expansion to grow our practice-building business in the hormone optimization market.

We also believe that by becoming a public company, the resources and access to public markets will provide us with the financial leverage to become strategically acquisitive. We currently evaluate selective business development opportunities as they present themselves, while simultaneously strategizing on moves that we believe could benefit our model and our stockholders.

Employees

As of September 30, 2022, we had 184 employees, across twelve departments. This includes nine employees on the executive team, 134 in sales and marketing, and 12 in finance and operations. We believe our employee relations are good. None of our employees work under any collective bargaining agreements. All of our employment and consulting agreements include employees’ and consultants’ covenants with respect to confidentiality, noncompetition, nonsolicitation and assignment to us of intellectual property rights developed in the course of their employment with us. However, there can be no assurance that these agreements will be enforceable or that they will provide us with adequate protection.

We are committed to creating, nurturing and sustaining an inclusive culture where differences drive innovative solutions to meet the needs of our practitioners and partnered clinics, their patients, and our employees. We believe that having varied perspectives helps generate better ideas to solve the complex healthcare problems of a changing-and increasingly diverse-world. A diverse, equitable and inclusive workforce is a critical focus of ours for 2022 and beyond.

Organizationally, we are progressing our diversity recruiting and advancement goals by:

•	Targeting diverse job boards that market to diverse candidate pools

•	Targeting networking/user groups that are diverse in nature

•	Developing an employer brand that conveys our diversity, equality and inclusion commitment and initiatives

•	Creating and continually improving company policies that appeal to diverse candidates

•	Offering future talent acquisition recruiters the opportunity to attend and complete a thorough diversity certification course

•	Nurturing a respectful and encouraging workplace

•	Providing professional development assessments and opportunities to support skill and career growth

These initiatives represent the next steps in our diversity, equity and inclusion commitments. With time and consistent focus, we are building a truly inclusive and equitable workplace.

Supply Chain for Dietary Supplements and Pellet Insertion Kits

Our supply chain management enables precise planning of near-term and long-term business growth because we have full visibility into the production and distribution of resources that influence capacity planning. We sell 18 custom-branded dietary supplements, manufactured to exacting specifications by six U.S.-based suppliers. Currently, no one supplier manufactures more than seven products within our portfolio. We have chosen and continually evaluate our dietary supplement suppliers based on multiple factors including: 1) reputation and experience in the dietary supplement space; 2) expertise they bring to a specific product category; 3) ability to consistently execute all aspects of the manufacturing and packaging process to Biote quality standards; 4) on-time order fulfillment; and 5) cost.

We strive for supplier consistency within our supply chain. However, we do not hesitate to change or add new suppliers when there is potential to either improve our dietary supplement product offerings or gain operational leverage through better cost position and/or supplier service levels. We aim to maintain rigid quality control standards, ensuring the products and services of every dietary supplement and ingredient supplier and vendor meet or exceed our expectations. While all dietary supplement products are currently single source manufactured, we have identified potential back-up suppliers for contingency situations, should they arise. While no single dietary supplement product is sufficiently large enough to justify dual source of supply, we regularly evaluate this decision from a risk management perspective and will add second source dietary supplement suppliers when appropriate.

Our Biote-branded dietary supplement inventory and shipping are executed by a 3PL partner. Our current structure is with B2B as our 3PL ships Biote-branded dietary supplements directly to Biote-certified practitioners, who in turn, sell directly to patients. As our business scales, we envision that our dietary supplement distribution mix will also evolve. We expect to add more Biote-certified practitioners and that a growing percentage of our dietary supplement sales will be direct-to-consumer. We anticipate this will result in fulfillment shifting to a much greater volume of more frequent, smaller orders—directly to patients. While these shifts will occur over time, we are currently planning for the necessary changes to our 3PL structure, including adding one or more shipping locations, to successfully manage this expansion.

We also offer for sale to practitioners two sterile pellet insertion kits for use with hormone optimization therapies, one for male patients and one for female patients. These kits largely contain commercially available products, including disposable supplies (gloves, antiseptic, gauze, disposable trocar, etc.) assembled in a sterile package. The products contained in the kits are sourced, assembled, and supplied by a third-party with whom we have an agreement. Sales of these products are modest as most clinics currently choose to assemble these parts in-house.

Administering hormone therapy via subcutaneous placement of hormone pellets is a procedure performed by health care providers in the office. Once the patient’s individualized dose is established, a local anesthetic is applied to the upper buttock or flank. A small incision (about 3-4mm in length) is made and the pellets (about the size of a grain of rice) are inserted into the subcutaneous fat using a-trocar insertion device. Upon placement of the pellets and removal of the trocar insertion device, wound closure tape is placed over the incision. A protective dressing is then placed over the wound closure tape. Experienced practitioners typically complete the pellet insertion process in four to seven minutes, depending on the number of pellets inserted.

Biote-certified practitioners utilize a wide variety of hormone therapies. In addition to bioidentical hormone pellets, practitioners may also choose to administer hormone therapy to their patients via topical methods (creams, gels, patches), oral methods (sublingual tablets, pills), or injections depending on the practitioners’ medical assessment of their patients’ clinical needs.

In a 2014 study published in the Journal of Sexual Medicine, pellet therapy was chosen by 17% of 382 male patients when presented with the choice of the following methods of hormone therapy: gels, injections, and implantable subcutaneous pellets. Further, according to a 2013 study published in the same journal, of 113 men who underwent a subcutaneous testosterone pellets therapy, 52.5% had switched to subcutaneous pellet therapy from topical gel therapy and 35.4% had switched from injection therapy.

We manage and monitor our supply chain, in part, via a Sales and Operations Planning Process (“S&OP”). This has a goal of continually iterating a capital-efficient supply chain that underpins practitioners’ confidence in providing care for their patients. This process collects inputs from the following as part of our direct responsibility for planning and sourcing:

•	Feedback from dietary supplement suppliers we talk to regularly regarding inventory availability and fulfillment performance

•	Sales and finance teams that monitor sales volumes, and develop product pricing structures

•	Marketing teams that monitor sales and inventory metrics, developing promotional events to optimize revenue and inventory investment

•	New dietary supplement product development teams that create new offerings to bring to market, based on industry trends and customer needs

These and other inputs are reconciled monthly as part of the S&OP process to ensure that expected market demand, product forecasts, orders and dietary supplement production delivery are tightly aligned across all involved functions, including sales, marketing, finance and operations. This process helps ensure that product inventories are managed to appropriate levels, simultaneously enabling targeted customer service levels and optimized inventory costs.

Our Biote-branded dietary supplement supply chain has remained highly stable over the past two years. As a preventative measure due to global supply chain disruptions, we increased our safety stock (minimum required inventory on hand) from three weeks to four weeks. For the foreseeable future, we will continue to monitor the marketplace and assess potential dietary supplement supply chain changes and alter our strategy accordingly.

Intellectual Property

We develop and continue to refine our CDS and proprietary formulations for our Biote-branded dietary supplements. We believe the completeness of our offerings represents a sustainable competitive advantage and is but one contributing factor to our high rate of practice retention. While their existence is not a trade secret, their details, as well as the investment and practice experience required by a competitor to reproduce them represents a barrier of entry in that respect.

Patents

As of September 30, 2022, we owned three issued U.S. design patents related to trocars. The first filed of these three patents, D773,664, is subject to a 14-year term and will expire on December 6, 2030. The remaining two patents, D791,322 and D800,307, are subject to a 15-year term and will expire on July 4, 2032, and October 17, 2032, respectively. We pursued these patents to protect the unique design qualities of the trocars recommended for use in our education and training. However, we are no longer using our design patents as specifications for trocar manufacturing, opting instead to purchase and market trocar convenience kits that include commercially available and sourced disposable trocars.

Trademarks

As of September 30, 2022, our trademark portfolio comprises 24 trademark registrations or active trademark applications worldwide. Such portfolio includes nine U.S. trademark registrations, 11 non-U.S. trademark registrations, three pending non-U.S. trademark applications and one pending U.S. trademark applications.

Trade Secrets

In addition to our reliance on trademark protection for our brand and tradename, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. New employee hires, as well as vendors and consultants, are required to sign contractual agreements to protect our confidential information from disclosure. We take various physical security and cybersecurity measures, including having policies in place to prevent data breaches and help prevent our confidential information from being transferred to unsecured systems.

Facilities

We lease our corporate headquarters, practitioner training, call center, and patient clinic facilities, located in Irving, Texas. Pursuant to our lease agreement, we will lease a total of 23,334 square feet at this combined facility until December 1, 2021, when the square footage increases to 27,034 square feet. The lease agreement expires on November 30, 2028, unless we timely exercise our option to extend for an additional two years.

Additionally, we lease two modest storage facilities, located in Irving, Texas. These spaces, which include a total of approximately 450 square feet, are leased on a month-to-month basis.

We believe that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Competition

Although we have competitors, we believe that no current competitor has the strength and size of our practice-building business within the hormone optimization space. We believe our company is significantly larger than our next competitors in a highly fragmented space. The below chart details our principal competitors’ offerings compared to Biote (based on publicly available information):

Company Name	Biote	Evexipel	Sottopelle	BodyLogicMD	Pellecome	HTCA	Pro-pell
Number of Practice’s Locations	2800	300	150	45	100	120	150

Geographic Area	North America	U.S.	U.S. South America	28 States	Most U.S. States	Most U.S. States	29 States

Services Provided	BHRT Education, Training, and Inventory Management	Pellet Therapy Education	Pellet Therapy Education	BHRT Modalities and Wellness Program Franchise	Pellet Training, Pellet Insertion Devices	Pellet Therapy Education	Pellet Training, Compounding Pharmacy Items

Products Sold	Training Classes, Dietary Supplements & Convenience	Training Classes, Dietary Supplements & Convenience Kits	Training Classes & Pellets	Memberships to Provider offices	Training Classes, Dietary Supplements & Convenience Kits	Training Classes	Training, Pellets, Supplements

The dietary supplement space is a large, fragmented and highly competitive industry, with few barriers to entry for both branded dietary supplements sold through practitioners as well as direct to consumer online and through conventional retailers and department stores. For instance, of our competitors listed above, Evexipel, Pellecome, and Pro-Pell maintain their own branded dietary supplements that they sell through affiliated practitioners and Sottopelle, BodyLogicMD and HTCA sell their branded dietary supplements direct to consumers online. Further, an internet search for providers of DIM, a popular dietary supplement, illustrates more than 20 other accessible brands, including Nature’s Way and The Vitamin Shoppe, available online and sold through conventional retailers and department stores such as The Vitamin Shoppe, Walmart, and Target.

Despite the significant availability of dietary supplements, the contents of different brands vary substantially leaving to the consumers to ensure that their purchase matches their physiologic needs. In contrast to other competitors, our Biote-branded dietary supplements are primarily sold and recommended by Biote-certified practitioners. As of December 2021, approximately 78% of Biote-partnered clinics also sell Biote-branded dietary supplement products. We believe consumers primarily choose our Biote-branded dietary supplements as they are recommended by their practitioner.

Government Regulations/Healthcare Laws

Government Regulation

Our business is the development and instruction in the Biote Method to practitioners who then become certified in the Biote Method. We offer training courses in our Biote Method and access to a network of other providers who have been trained in the Biote Method. The Biote Method involves educating and training medical providers in the analysis of patient hormone wellness. The Biote-certified practitioner will use both our proprietary user platform and his or her own independent medical judgment to assess patient wellness and make recommendations to improve wellness. This assessment may result in the Biote-certified practitioner’s prescription for drugs, including compounded bioidentical hormones and/or recommendation of dietary supplements.

The healthcare industry in the United States is subject to extensive regulation by a number of governmental entities at the federal, state and local level. The healthcare regulatory landscape is also subject to frequent change. Laws and regulations in the healthcare industry are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. Moreover, our business is impacted not only by those laws and regulations that are directly applicable to us but also by certain laws and regulations that are applicable to vendors, medical providers, outsourcing facilities and traditional compounding pharmacies. While our management believes that we are in substantial compliance with all of the existing laws and regulations applicable to us as stated below, such laws and regulations are subject to rapid change and often are uncertain and inconsistent in their application. As controversies continue to arise in the healthcare industry, federal and state regulation and enforcement priorities in this area may increase, the impact of which cannot be predicted. There can be no assurance that we will not be subject to scrutiny or challenge under one or more of these laws or that any such challenge would not be successful. Any such challenge, whether or not successful, could have a material adverse effect upon our business and results of operations.

Among the various federal and state laws and regulations which may govern or impact our current and planned operations are the following:

Regulation of Dietary Supplements

Biote-certified practitioners who are trained in the Biote Method may recommend dietary supplements. We are a private-labeler of dietary supplements.

Under the FDCA, “dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances that are used to supplement the diet, as well as concentrates, constituents, extracts, metabolites, or combinations of such dietary ingredients. The FDCA and its amendments, such as the Food Safety Modernization Act and the Dietary Supplement Health and Education Act of 1994 (the “DSHEA”), provide the FDA with the authority to regulate dietary supplements and the dietary ingredients in the supplement products and ensure that they comply with the requirements for identity, purity, quality, strength, and composition. The FDA has the authority to regulate the entire lifecycle of a dietary supplement product, and regulates the formulation, development, manufacture, packaging, labeling, holding, promotion, sale, and distribution of dietary supplements. Under the FDCA, introduction into interstate commerce of misbranded, adulterated, or otherwise unlawful FDA-regulated products is prohibited. Violations such as non-compliance with the FDA labeling requirements, false or misleading statements on a product’s labeling, or non-compliant nutrient declarations can render a product misbranded. In addition, violations such as inclusion of prohibited or dangerous ingredients, production in facilities that do not comply with the current good manufacturing processes (“cGMP”) requirements, or production under insanitary conditions can render a product adulterated.

In addition, a dietary supplement product can become adulterated if it includes a new dietary ingredient and the product does not comply with the requirements for new dietary ingredients. A new dietary ingredient is a dietary ingredient that was not marketed in the United States before October 15, 1994. Under the DSHEA, manufacturers and distributors of dietary supplements containing new dietary ingredients must submit a new dietary ingredient notification, unless the ingredient has been present in the food supply as an article used for food in a form in which the food has not been chemically altered. A new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” that establishes that use of the dietary ingredient “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the new dietary ingredient can be marketed. There can be no assurance that the FDA will accept evidence purporting to establish the safety of any new dietary ingredients that we may want to market, and the FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients. In addition, there is no definitive list of dietary ingredients that are exempt from the new dietary ingredient notification requirement. There is no guarantee that the FDA will agree with us that all of our dietary ingredients comply with this requirement.

In determining whether a product should be regulated as a dietary supplement, the FDA reviews the objective intent of a product’s manufacturer and/or distributor, as evidenced by the manufacturer and/or distributor’s expressed or implied labeling claims, advertising matter, and oral and written statements, to determine the product’s classification. The FDA may classify a product as a drug, food, or supplement depending on the objective intent. For example, claims to cure diseases can render a product a drug that is subject to FDA’s drug requirements, such as the requirement to submit to the FDA a new drug application prior to marketing the product. However, certain “health claims,” which are claims that have been reviewed and approved by the FDA associating a nutrient with risk-reduction, but not treatment, of a disease or health-related condition may be included on dietary supplement product’s labeling. In addition, “statements of nutritional support,” including so-called “structure/function claims,” can be included in labeling without the FDA’s review of the statement. Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect the structure, function or well-being of the body, but such statements may not claim that a dietary supplement will reduce the risk or incidence of a disease unless such claim has been reviewed and approved by the FDA. A company that uses a statement of nutritional support in labeling must possess evidence-at the time that the statement is made -substantiating that the statement is truthful and not misleading. Such statements must be submitted to the FDA no later than thirty days after first marketing the product with the certification that the company possesses the necessary evidence and must be accompanied by an FDA-mandated label disclaimer tied to the statement, indicating that “This statement has not been evaluated by the FDA. This product is not intended to diagnose, treat, cure or prevent any disease.” There is no assurance, however, that the FDA will agree with our positions on these matters, and it may interpret a claim as an unauthorized health claim, in which case we may not be able to use the claim for our products, and we may be subject to enforcement actions stemming from the claims that render a dietary supplement misbranded or cause a product to become an unapproved new drug under the FDCA.

As authorized by the FDCA, the FDA has adopted and implemented cGMPs, specifically for dietary supplements. These cGMPs impose extensive process controls on the manufacture, holding, labeling, packaging, and distribution of dietary supplements and the components of dietary supplements. They require that every dietary supplement be made in accordance with a master manufacturing record with all dietary ingredients verified by identity testing before use; that each step in manufacture, holding, labeling, packaging, and distribution be defined with written standard operating procedures, monitored, and documented; and that any deviation in manufacture, holding, labeling, packaging, or distribution be contemporaneously documented, assessed by a quality-control expert, and corrected through documented corrective action steps (whether through an intervention that restores the product to the specifications in the master manufacturing record or to document destruction of the non-conforming product). The cGMPs are designed to ensure documentation, including testing results that confirm the identity, purity, quality, strength, and composition of finished dietary supplements. In addition, cGMPs require a company to make and keep written records of every product complaint that is related to cGMPs. The regulations directly affect all who manufacture the dietary supplements that we sell and our distribution of dietary supplements. The FDA may deem any dietary supplement adulterated, whether presenting a risk of illness or injury or not, based on a failure to comply with any one or more process controls in the cGMP regulations. If deemed adulterated, a dietary supplement may not be lawfully distributed and may have to be recalled from the market. It is possible that the FDA will find one or more of the process controls for our products to be inadequate and may require corrective action, may render any one or more of the dietary supplements we sell unlawful for sale, or may result in a judicial order that may impair our ability to market and sell dietary supplements.

The FDA also requires product labels to include phone numbers or addresses for reporting of adverse events, and requires serious adverse event reporting for all supplements. An “adverse event” is defined by statute to include “any health-related event associated with the use of a dietary supplement that is adverse.” While all adverse event complaints received must be recorded in accordance with the cGMPs discussed above, only serious adverse events must be reported to the FDA. A “serious adverse event” is an adverse event that: results in death, a life-threatening experience, inpatient hospitalization, a persistent or significant disability or incapacity, or a congenital anomaly or birth defect; or requires, based on reasonable medical judgment, a medical or surgical intervention to prevent an outcome described above. When a manufacturer, packer, or distributor whose name appears on the product label of a dietary supplement receives any report of a serious adverse event associated with the use of the dietary supplement in the United States, the company must submit a “serious adverse event report” on MedWatch Form 3500A. The report must be filed within 15 business days of receipt of information regarding the adverse event. All adverse event reports, whether serious or not, must be recorded and kept in company records under the cGMP rules. A company must maintain records of each report of any adverse event (both serious and non-serious) for a minimum of 6 years. These records should include any documents related to the report, including: the company’s serious adverse event report to the FDA with attachments; any new medical information about the serious adverse event received; all reports to the FDA of new medical information related to the serious adverse event; and any communications between the company and any other person(s) who provided information related to the adverse event.

Under the FDCA, the FDA also has the authority to inspect facilities that manufacture, process, pack, hold, or otherwise further the introduction of dietary supplement products into interstate commerce. The FDA typically reviews the facilities and the products that are manufactured, processed, packed, or held in those facilities for compliance with the requirements under the FDCA and its implementing regulations. If the FDA finds non-compliance during the inspection, the FDA may issue a Form 483 Notice of Inspectional Observations that lists and explains the deficiencies that the FDA identified during the inspection. Facilities then must implement corrective actions and provide responses to the FDA; if the FDA finds the corrective actions and responses to be satisfactory, the FDA will close out the inspection. Non-compliance with any of the FDA requirements under the FDCA can result in enforcement actions, including civil and criminal penalties. The FDA may send warning letters, untitled letters, or it-has-come-to-our-attention letters, make public announcements about illegal products, require mandatory or recommend voluntary recalls, or it may place the violative company and its products on the Import Alert, thereby stopping all applicable incoming shipments. For more serious or repeat violations, the FDA may seek more drastic remedies such as seizures, disgorgement, or injunctions. Criminal violations can result in fines or incarceration. Enforcement actions from the FDA can severely interfere with a company’s ability to conduct its business and can also negatively impact the company’s ability to operate in the future.

The FTC requires advertising for any product, including dietary supplements, to be truthful, not misleading, and properly substantiated. For advertisements relating to dietary supplements, the FDA typically requires a substantiation standard of competent and reliable scientific evidence for all express and implied claims. The FTC has promulgated policies and guidance that apply to advertising for food and dietary supplements. Advertisers must possess adequate substantiation for the product claims before disseminating advertisements. The FTC also regulates other aspects of consumer purchases including, but not limited to, promotional offers, telemarketing, continuity plans, and “free” offers. The FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in warning letters, consent decrees and the payment of civil penalties and/or restitution by the companies involved. Should the FTC determine that our claims are false or misleading or unsubstantiated, we could be subject to FTC enforcement action.

Our business is also subject to regulation under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements. For example, under Proposition 65 in the State of California, there is a list of substances that are deemed to pose a risk of carcinogenicity or birth defects at or above certain levels. If any such ingredient exceeds the permissible levels in a dietary supplement, cosmetic, or drug, the product may be lawfully sold in California only if accompanied by a prominent warning label alerting consumers that the product contains an ingredient linked to cancer or birth-defect risk. Private actions as well as California attorney general actions may be brought against non-compliant parties and can result in substantial costs and fines. In addition, there are state consumer protection statutes that allow consumers to bring lawsuits against marketers of FDA-regulated products. For example, California has a law called the “Consumers Legal Remedies Act” (Cal. Civ. Code § 1750 et seq.) that allows private parties to assert a class action claim for false or deceptive advertising. It is typically asserted in combination with claims for false advertising and unfair competition under the California Business and Professions Code. California law firms specializing in this type of consumer class action claims have recently been targeting dietary supplement and OTC homeopathic drug makers and sellers of products sold in California, claiming injury based on the products’ failure to deliver results as claimed in product labeling and promotion. Many other states, such as New York and Illinois, have similar laws and we may become the subject of lawsuits filed under such laws, which tend to be plaintiff-friendly.

Congress continues to enact new laws or amend the existing laws that are applicable to some of our business. From time to time in the future, we may become subject to additional laws or regulations administered by the FDA; the FTC; or by other federal, state, or local regulatory authorities; to the repeal of laws or regulations, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on our business. There can be no assurance that, if more stringent statutes are enacted for dietary supplements, or if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations or that compliance won’t first require us to incur substantial expense.

Regulation of Compounded Drug Products

Section 503B Outsourcing Facilities

Biote-certified practitioners who are trained in the Biote Method may prescribe bioidentical compounded hormone pellets prepared by independent third-party compounding pharmacies, known as outsourcing facilities. Outsourcing facilities must be registered with the FDA under Section 503B of the FDCA. Outsourcing facilities are primarily regulated by Section 503B, however, outsourcing facilities may also be subject to state statutes and regulations governing the practice of pharmacy, and the Controlled Substances Act (the “CSA”) and corresponding state-controlled substance regulations, as applicable.

Food, Drug & Cosmetic Act. Under Section 503B of the FDCA, outsourcing facilities are permitted to compound large quantities of drug formulations pursuant to a practitioner’s order, and to distribute drug formulations without a patient-specific prescription for office administration or for the purpose of dispensing. Section 503B includes requirements regarding registration and reporting, use of bulk drug substances, a prohibition on wholesaling and compounding copies of FDA-approved drugs, and certain requirements for labeling, among others. Entities registering as outsourcing facilities are subject to cGMP requirements and regular FDA inspections, among other requirements. FDA has issued a series of draft and final guidance which further explain FDA’s positions on the requirements of certain portions of Section 503B.

Drugs compounded by outsourcing facilities in compliance with Section 503B are exempt from the new drug approval requirements of the FDCA and certain labeling requirements. This means that FDA does not verify the safety or effectiveness of compounded products distributed by outsourcing facilities; rather Section 503B of the FDCA establishes standards for manufacturing processes and controls to ensure drug quality applicable to outsourcing facilities. Drugs compounded by outsourcing facilities also lack an FDA finding of manufacturing quality before such drugs are marketed. Section 503B outsourcing facilities are subject to FDA inspection and are inspected by FDA on a risk-based schedule. Non-compliance with FDA requirements can result in FDA enforcement actions. FDA may send warning letters or untitled letters; make public announcements about illegal products; request recalls; or it may place the violative company and its products on Import Alert, thereby stopping all applicable incoming shipments. For more serious or repeat violations, FDA may seek more drastic remedies such as seizures, disgorgement, injunctions, or prosecution.

State Regulation. Outsourcing facilities are primarily regulated by the FDCA, however, certain states impose state licensing requirements on outsourcing facilities and may, where applicable, require that such facilities comply with applicable state statutes and regulations governing the preparation of drug products. Depending on the state, outsourcing facilities may be subject to further inspection by state regulatory authorities.

Controlled Substance Act. The CSA regulates the manufacture, importation, possession, use, and distribution of certain substances. These controlled substances are categorized into one of five schedules, and their placement is based upon the substance’s medical use, potential for abuse, and safety or dependence liability. Controlled substances are subject to extensive regulation by the DEA, as well as state and local regulatory agencies, regarding procurement, manufacture, storage, shipment, sale, and use. These regulations add additional complications and costs to the storage, use, sale and distribution of such products. All pharmacies, including outsourcing facilities, that handle controlled substances must register with DEA and ensure compliance with the CSA as it relates to the controlled substances in the pharmacy’s possession. All pharmacies, including outsourcing facilities, that are registered with DEA are subject to inspection by DEA. Failure to comply with the CSA may result in civil and criminal liabilities.

Regulation of Medical Devices

In the United States, FDA defines a medical device as an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent or other similar or related article, including any component part or accessory, which is (i) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or (ii) intended to affect the structure or any function of the body of man or other animals and which does not achieve any of its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes. Medical devices are subject to extensive regulation by the FDA under the FDCA and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device design and development, pre-clinical and clinical testing, pre-market clearance, authorization or approval, establishment registration and product listing, product manufacturing, product packaging and labeling, product storage, advertising and promotion, product distribution, recalls and field actions, servicing and post-market clinical surveillance. A number of U.S. states also impose licensing and compliance regimes on companies that manufacture or distribute prescription devices into or within the state.

Trocar Convenience Kits

The FDA classifies medical devices into three classes based on risk. The level of regulatory control increases from Class I (lowest risk), to Class II (moderate risk), to Class III (highest risk). Marketing of most Class II and III medical devices within the United States must be preceded either by (a) pre-market notification and FDA clearance pursuant to Section 510(k) of the FDCA or (b) the granting of pre-market approval (“PMA”). Both 510(k) notifications and PMA applications must be submitted to the FDA with significant user fees, although reduced fees for small businesses are available. Class I devices are generally exempt from pre-market review and notification, as are some moderate-risk Class II devices. Most Class II devices are subject to the requirement to submit a 510(k) notification and receive a clearance for marketing. Manufacturers of all classes of devices must comply with the FDA’s Quality System Regulation (“QSR”), establishment registration, medical device listing, labeling requirements, and medical device reporting (“MDR”) regulations, which are collectively referred to as medical device general controls. Class II devices may also be subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling. Some Class I and Class II devices can be exempted by regulation from the requirement of compliance with substantially all of the QSR.

FDA regulations for medical devices include requirements to (a) register medical devices establishments and (b) list marketed medical devices in the FDA medical device database. We are registered with FDA for our facility as a repackager/relabeler and a specification developer and our Class I disposable and reusable trocars which are included in convenience kits for sale to our customers are listed on FDA’s device database. We currently market only disposable trocar convenience kits. The convenience kits include commercially available and sourced disposable trocar with obdurator and tip protector; a sterile tray; sterile, latex free, CSR wrap; a medicine cup; latex free gloves, a Syringe and needles; alcohol prep pad; chlorhexidine gluconate and isopropyl alcohol skin antiseptic swab stick; compound benzoin tincture vial; a fenestrated drape; gauze dressings; a plastic forceps; a scalpel, tape strips, and transparent dressing. These convenience kits are assembled by Medline Industries, LP, with the components, including the trocars, being manufactured by various other component suppliers.

A “convenience kit” is defined in 21 CFR 801.3 as “two or more different medical devices packaged together for the convenience of the user.” FDA interprets this to mean a convenience kit is a device that contains two or more different medical devices packaged together and intended to remain packaged together and not to be replaced, substituted, repackaged, sterilized, or otherwise processed or modified before being used by an end user.

Most medical devices, including the devices within a convenience kit, must undergo pre-market review by and receive clearance, authorization, or approval from the FDA prior to commercialization, unless the device is of a type exempted from such review by statute, regulation, or an FDA exercise of enforcement discretion. However, if a convenience kit falls under enforcement discretion such that it is not required to obtain a premarket clearance, the convenience kit must not modify the intended use(s) of the individual kit components. If the labeling of the kit suggests an intended use for components that differs from the approved uses, the FDA may require premarket review.

Under FDA’s Convenience Kits Interim Regulatory Guidance, FDA exercises enforcement discretion and thereby does not require premarket clearance for convenience kits, as it is FDA’s current thinking that such clearance may not be necessary to ensure protection of the public health. Accordingly, unless and until there is formal rulemaking on this issue, FDA intends to exercise its enforcement discretion, i.e. not require 510(k) clearance, for convenience kits if they are consistent with the “Types of Convenience Kits” list. To qualify for the enforcement discretion guidance and not be required to obtain premarket clearance, these kits must consist of components that do not alter the intended use of the individual kit components; only contain components that are legally marketed preamendments devices, exempt from premarket notification, or have been found to be substantially equivalent through premarket notification process; and where the assembler/manufacturer is able to reasonably conclude that any further processing of the kit and its components does not significantly affect the safety or effectiveness of any of its components.

State Oversight of Convenience Kits

The distribution of convenience kits is also regulated by certain states, some of which impose state licensure requirements as a resident or nonresident distributor. That is, even if a facility does not handle the physical distribution of the convenience kit, the facility could still be required to obtain a state distributor license if the facility causes the convenience kit to be distributed or furthers the marketing of the convenience kit. We cause the convenience kits to be distributed and further the marketing of the same, therefore, we hold a resident device distributor license with the Texas Department of State Health Services. We also cause the distribution of convenience kits into several other states, some of which require Biote, as a nonresident facility, to hold a nonresident device distributor license. Accordingly, we also hold all applicable and required nonresident distributor licenses.

Clinical Decision Support Software

As stated above, our proprietary CDS provides Biote-certified practitioners with information from published literature and clinical guidelines to assist practitioners in evaluating patient-specific treatment options.

FDA has become increasingly active in addressing the regulation of computer software functions intended for use in healthcare settings. FDA has the authority to regulate a software function as a medical device if it falls within the definition of a “device” under the FDCA. However, FDA has exercised enforcement discretion for software said to be “low risk.”

The 21st Century Cures Act clarified FDA’s authority to regulate software functions as medical devices by amending the definition of “device” in the FDCA to exclude certain software functions, including clinical decision support software that meet certain criteria. In December 2017, FDA issued a draft guidance document describing FDA’s proposed interpretation of the exemption under the 21st Century Cures Act for CDS software. FDA issued a revised draft of this CDS software guidance document in September 2019. Under the 21st Century Cures Act and FDA CDS guidance, certain software functions are excluded from FDA’s definition of “device” when they meet all the following criteria:

1.	not intended to acquire, process, or analyze a medical image or a signal from an in vitro diagnostic device or a pattern or signal from a signal acquisition system;

2.

intended for the purpose of displaying, analyzing, or printing medical information about a patient or other medical information (such as peer-reviewed clinical studies and clinical practice guidelines);

3.	intended for the purpose of supporting or providing recommendations to a healthcare professional about prevention, diagnosis, or treatment of a disease or condition; and

4.

intended for the purpose of enabling such healthcare professional to independently review the basis for such recommendations that such software presents so that it is not the intent that such healthcare professional rely primarily on any of such recommendations to make a clinical diagnosis or treatment decision regarding an individual patient.

Although we believe that our technologies and software are not subject to active FDA regulation, there is a risk that the FDA could disagree. There is also a risk that FDA could finalize its guidance for CDS software in such a way that it excludes our software and technologies from the scope of the CDS software exclusion under the 21st Century Cures Act.

If the FDA determines that any of our current or future services, technologies or software applications, including our CDS software, are regulated by the FDA as medical devices, we would become subject to various statutes, regulations and policies enforced by the FDA and other governmental authorities, including both pre-market and post-market requirements, and we would need to bring the affected services, technologies, and/or software into compliance with such requirements.

Other Laws

Regulation of Advertising

The FTC regulates advertising pursuant to its authority to prevent “unfair or deceptive acts or practices in or affecting commerce” under the FTCA. The FTC will find an advertisement to be deceptive if it contains a representation or omission of fact that is likely to mislead consumers acting reasonably under the circumstances, and the representation or omission is material and if the advertiser does not possess and rely upon a reasonable basis, such as competent and reliable evidence, substantiating the claim. The FTC may attack unfair or deceptive advertising practices through either an administrative adjudication or judicial enforcement action, including preliminary or permanent injunction. The FTC may also seek consumer redress from the advertiser in instances of dishonest or fraudulent conduct.

In addition, the FDA regulates the advertising of prescription drugs. Promotional materials for prescription compounded drugs may not be false or misleading. Failure to comply with FDA requirements can result in a prescription drug being deemed misbranded under the FDCA. This can result in administrative or judicial penalties, including civil penalties, injunctions, or in extreme instances, criminal prosecution.

Moreover, states have similar unfair and deceptive acts and practices statutes (sometimes called “little FTC Acts” or “UDAP” statutes). They vary, but often the state regulator can seek monetary relief along with an order of discontinuance. Under certain state UDAP laws, consumers can bring private claims against companies who disseminate false or deceptive advertising claims. Although those UDAP statutes often provide for statutory damages in the case of individual consumers, more often such cases take the form of class actions, which can lead to damages awards and awards of attorney’s fees.

Finally, federal and state laws also give causes of action to competitors to seek injunctive and monetary relief for false and misleading advertising statements. Any person who is or may be likely to be damaged by false or misleading advertising statements may bring an action in federal court pursuant to the Lanham Act, § 43(a). Proven damages may be trebled and attorney’s fees and costs may be awarded in appropriate cases. There are state analogs of this sort of unfair competition statute as well.

Corporate Practice of Medicine Laws; Fee Splitting

We contract with Biote-certified practitioners to provide them with access to our services. These contractual relationships are subject to various state laws that prohibit fee splitting or the practice of a healthcare profession by lay entities or persons that are intended to prevent unlicensed persons from interfering with or influencing a practitioner’s professional judgment, known as the corporate practice of medicine. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine prohibition of certain states, decisions and activities that may be performed by unlicensed individuals or entities and perceived as impacting the clinical decision-making of licensed professionals such as policy and procedure development, contracting, setting rates and the hiring and management of clinical personnel may implicate the restrictions on the corporate practice of medicine. Similarly, certain compensation arrangements between licensed professionals and unlicensed individuals and entities can implicate state fee-splitting prohibitions, which prohibit providers from sharing a portion of their professional fees collected with third parties.

State corporate practice of medicine and fee-splitting laws and rules vary from state to state and are not always consistent across various healthcare professions within the same state. In addition, these requirements are subject to broad interpretation and enforcement by state regulators. Some of these requirements may apply to our business even if we do not have a physical presence in the state, based solely on our relationship with a practitioner licensed in the state. Thus, regulatory authorities or other parties, including Biote-certified practitioners, may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with Biote-certified practitioners or their practice groups constitute unlawful fee splitting. In such event, failure to comply could lead to adverse judicial or administrative action against us and/or Biote-certified practitioners, civil, criminal or administrative penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our Biote-certified practitioners that interfere with our business, and other materially adverse consequences.

Licenses and Accreditations

We, as well as the Biote-certified practitioners, may be subject to professional and private licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by Medicare, Medicaid, state licensing authorities, voluntary accrediting organizations and third-party private payors. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by us to ensure we are accurately representing our services that could be burdensome and expensive. The applicable standards may change in the future. There can be no assurance that we will be able to maintain all necessary licenses or certifications in good standing or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations in good standing, or the expenditure of substantial funds to maintain them, could have an adverse effect on our business.

U.S. State Healthcare Fraud and Abuse Laws

Many states, including certain states in which we conduct our business, prohibit any person from offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, for the referral of patients or other items or services to or with licensed healthcare providers, subject to limited exceptions. The scope of these laws and the interpretations of them vary by jurisdiction and are enforced by local courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any third-party payor, including commercial insurers, some apply only to state healthcare program payors, while other state laws apply regardless of payor, including funds paid out of pocket by a patient. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

The federal Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration to induce the referral of a patient or the purchase, lease or order (or the arranging for or recommending of the purchase, lease or order) of healthcare items or services paid for by federal healthcare programs, including Medicare or Medicaid. A violation does not require proof that a person had actual knowledge of the statute or specific intent to violate the statute, and court decisions under the Anti-Kickback Statute have consistently held that the law is violated where one purpose of a payment is to induce or reward referrals. Violation of the federal Anti-Kickback Statute could result in felony conviction, administrative penalties, liability (including penalties) under the False Claims Act and/or exclusion from federal healthcare programs. A number of states have enacted anti-kickback laws that sometimes apply not only to state-sponsored healthcare programs, but also to items or services that are paid for by private insurance and self-pay patients. State anti-kickback laws can vary considerably in their applicability and scope and sometimes have fewer statutory and regulatory exceptions than does the federal law. We consider the importance of anti-kickback laws when structuring company operations and relationships. That said, we cannot ensure that the applicable regulatory authorities will not determine that some of our arrangements with physicians violate the Anti-Kickback Statute or other applicable laws. An adverse determination could subject us to different liabilities, including criminal penalties, civil monetary penalties and exclusion from participation in Medicare, Medicaid or other healthcare programs, any of which could have a material adverse effect on our business, financial condition or results of operations.

Under the Civil Monetary Penalties Law, a person (including an organization) is prohibited from knowingly presenting or causing to be presented to any United States officer, employee, agent, or department, or any state agency, a claim for payment for medical or other items or services where the person knows or should know (a) the items or services were not provided as described in the coding of the claim, (b) the claim is a false or fraudulent claim, (c) the claim is for a service furnished by an unlicensed physician, (d) the claim is for medical or other items or service furnished by a person or an entity that is in a period of exclusion from the program, or (e) the items or services are medically unnecessary items or services. Penalties range from $20,000 to $100,000 per violation up to $20,000 per claim, treble damages, and exclusion from federal healthcare programs. The Civil Monetary Penalties Law also prohibits a person from transferring any remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider of Medicare or Medicaid payable items or services.

The federal False Claims Act imposes civil penalties for knowingly submitting or causing the submission of a false or fraudulent claim for payment to a government-sponsored program, such as Medicare and Medicaid. Violations of the False Claims Act present civil liability of treble damages plus a penalty of at least $21,563 per false claim. The False Claims Act has “whistleblower” or “qui tam” provisions that allow individuals to commence a civil action in the name of the government, and the whistleblower is entitled to share in any subsequent recovery (plus attorney’s fees). Many states also have enacted civil statutes that largely mirror the federal False Claims Act but allow states to impose penalties in a state court. The existence of the False Claims Act, under which so-called qui tam plaintiffs can allege liability for a wide range of regulatory noncompliance, increases the potential for such actions to be brought and has increased the potential financial exposure for such actions. These actions are costly and time-consuming to defend.

U.S. State and Federal Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal identifiable information (“PII”), including health information. HIPAA is a federal law that required the creation of national standards to protect sensitive patient health information from being disclosed without the patient’s consent or knowledge. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of PHI in electronic form. Biote-certified practitioners and their clinics may be regulated as covered entities under HIPAA. We may be a business associate of our covered entity clients when we are working on behalf of our covered entity clients and providing services to those clients.

To the extent we qualify as a business associate, we will also be regulated by HIPAA and may be required to provide satisfactory written assurances to our covered entity clients through written business associate agreements that we will provide our services in accordance with HIPAA. Failure to comply with these contractual agreements could lead to loss of clients, contractual liability to our clients, and direct action by HHS Office for Civil Rights, including monetary penalties. Violations of HIPAA may result in significant civil and criminal penalties, including a tiered system of civil monetary penalties that range from $100 to $50,000 per violation, with a cap of $1.5 million per year for identical violations. However, a single breach incident can result in violations of multiple standards. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. HIPAA also requires a business associate to notify its covered entity clients of breaches by the business associate without unreasonable delay and no later than 60 days from the discovery of the breach.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

Many states where we operate and where patients treated by Biote-certified practitioners reside also have laws that protect the privacy and security of sensitive and personal information, including health information.

These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California that govern personal information and medical information such as the California Consumer Protection Act or the California Confidentiality of Medical Information Act, in which we operate, are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but, unlike HIPAA, some may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there have been proposals for a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security acts or practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting. The FTC and states’ attorneys general have brought enforcement actions and prosecuted some data breach cases as unfair and/or deceptive acts or practices under the FTC Act and similar state laws. FTC jurisdiction in data privacy and security cases is concurrent with the HHS Office for Civil Rights’ jurisdiction with respect to HIPAA.

In recent years, there have been a number of well-publicized data breaches involving the improper use and disclosure of PII and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials and provide credit monitoring services and/or other relevant services to impacted individuals. In addition, under HIPAA and pursuant to the related contracts that we may enter into with Biote-certified practitioners or Biote-partnered clinics who are covered entities, we must report breaches of unsecured PHI to them following discovery of the breach within a set timeframe. Notification must also be made in certain circumstances to affected individuals, federal and state authorities, media, and other relevant parties.

Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, are believed to, either individually or taken together, have a material adverse effect on our business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us due to defense costs and possible settlement expenses, diversion of management resources and other factors.

Donovitz Litigation

The Company is currently involved in litigation described below with one of the Company’s stockholders, Dr. Gary S. Donovitz (“Donovitz”) (the “Donovitz Litigation”). The outcome of the Donovitz Litigation, regardless of the merits, is inherently uncertain. At this point in time, the Company cannot predict the length of the Donovitz Litigation or the ultimate liability, if any, which may arise therefrom. In addition, litigation and related matters are costly and may divert the attention of the Company’s management and other resources that would otherwise be engaged in other activities. However, the Donovitz Litigation is not expected to have a material adverse effect on the consolidated results of operations or financial position of the Company.

On June 23, 2022, Donovitz sued Haymaker Sponsor, LLC, the Company’s outside legal counsel, and certain Company executive officers and directors in the District Court of Dallas County, Texas. Donovitz alleges that the defendants made a variety of false promises regarding Donovitz’s future role in the Company, the protection of Donovitz’s interests, and the continuance of Donovitz’s seminars and training programs subsequent to the completion of the Business Combination. Otherwise, Donovitz claims he would not have agreed to the arrangements that led to the completion of the Business Combination and related transactions. Donovitz generally alleges fraud, fraudulent inducement, negligent misrepresentation, a breach of the covenant of good faith and fair dealing, breaches of fiduciary duties, and/or aiding and abetting those alleged breaches against the defendants (the “Donovitz Claims”). Donovitz seeks monetary relief exceeding $1.0 million, including, but not limited to, actual damages to be determined at trial, punitive damages, attorneys’ fees, costs, expenses, and prejudgment and post-judgment interest, and equitable relief, including, but not limited to, profit disgorgement, fee forfeiture, recession, and constructive trust. While not a direct party to the lawsuit, the Company believes that the allegations contained in the petition are without merit and intends to participate in the defense of the litigation.

On July 11, 2022, the Company sued Donovitz in the Delaware Court of Chancery, pursuing injunctive relief to prevent Donovitz from proceeding with the litigation over the Donovitz Claims in Texas. The Company seeks to enforce (a) the Company’s certificate of incorporation, which mandates that stockholders must bring certain actions, including some or all of the Donovitz Claims, exclusively in Delaware, and (b) the Business

Combination Agreement, by which Donovitz consented to the exclusive jurisdiction of the Delaware Court of Chancery and agreed that Delaware law governs any related claims, including some or all of the Donovitz Claims. Pending a ruling from the Delaware Court of Chancery, Donovitz agreed to stay all answer dates in that lawsuit in Texas.

On August 2, 2022, the Company sued Donovitz, Lani Hammonds Donovitz, and Lani D. Consulting in the District Court of Dallas County, Texas, seeking injunctive relief to enforce non-disparagement obligations of that certain founder advisory agreement with Donovitz and the independent contractor agreement with Lani Hammonds Donovitz, both of which were entered into by the subject parties in connection with the Business Combination.

On August 23, 2022, the defendants filed an answer, which included affirmative defenses to the Company’s claims and certain counterclaims and third-party claims against certain executive officers of the Company. The affirmative defenses included repudiation, fraud, breach of contract, unclean hands, and laches.

The counterclaims and third-party claims included claims for fraud, breach of fiduciary duty, breach of contract, and defamation, as well as other related claims.

The Company successfully obtained a temporary restraining order to enforce the non-disparagement obligations of Donovitz and Lani Hammonds Donovitz. The parties subsequently entered into an agreed order that the temporary restraining order will stay in effect until the entry of a final judgment.

A jury trial was scheduled to commence on January 3, 2023, to address the Company’s request for a permanent injunction, as well as adjudicate the affirmative defenses, with all remaining claims, counterclaims and third-party claims to be tried at a later date.

After the filing of this lawsuit, the Company amended its claim in the Delaware Court of Chancery to also seek an injunction to prevent Donovitz from proceeding with certain of the affirmative defenses, counterclaims, and third-party claims filed by the defendants on August 23, 2022. On November 4, 2022, the Delaware Court of Chancery denied that request for injunctive relief, permitting the Texas lawsuit filed by the Company and all affirmative defenses and claims asserted therein to proceed in Texas.

Subsequently, the parties agreed that the trial on the Company’s claim for breach of contract, including its request for a permanent injunction, will be consolidated with a trial on the previously filed counterclaims and third-party claims. Prior to that agreement being reached, Donovitz and Lani Hammonds Donovitz filed an amended pleading which did not include any of their previously asserted affirmative defenses or assert any new affirmative defenses. It was also agreed that if Donovitz and or Lani Hammonds Donovitz seek leave to add any affirmative defenses before the final trial, at most they would be allowed to assert laches, unclean hands or mistake, and only if they can convince the trial court that any or all of those affirmative defenses would have qualified as claims that could have been non suited at the time they filed their amended pleading asserting no affirmative defenses. The trial date is not set as of this time. The temporary restraining order entered against Gary Donovitz and Lani Hammonds Donovitz remains in effect until the entry of a final judgment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “Biote,” “we,” “us,” or “our” refer to the business of biote Corp. and all references in this section to the “BioTE Companies” refer to biote Corp. and its consolidated subsidiaries, including BioTE Holdings LLC, together with all of its direct and indirect subsidiaries, following the Business Combination. Throughout this section, unless otherwise noted, “Holdings” refers to BioTE Holdings, LLC and its consolidated subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations together with the “Unaudited Pro Forma Condensed Combined Financial Information” section of this registration statement and our financial statements and the related notes appearing elsewhere in this registration statement. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections and elsewhere in this registration statement, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We operate a high growth practice-building business within the hormone optimization space. Similar to a franchise model, we provide the necessary components to enable Biote-certified practitioners to establish, build, and successfully implement a program designed to optimize hormone levels using personalized solutions for their aging patient populations. The Biote Method is a comprehensive, end-to-end practice building platform that provides Biote-certified practitioners with the components specifically developed for practitioners in the hormone optimization space: Biote Method education, training and certification, practice management software, inventory management software, and information regarding available hormone replacement therapy (“HRT”) products, as well as digital and point-of-care marketing support. We also sell a complementary Biote-branded line of dietary supplements. We generate revenue by charging the Biote-partnered clinics fees associated with the support Biote provides for HRT and from the sale of Biote-branded dietary supplements. By virtue of our historical performance over the past ten years, we believe that our business model has been successful, remains differentiated, and is well positioned for future growth.

Our go-to-market strategy focuses on:

•

Increase the number of Biote-certified practitioners. Our primary objective in marketing to healthcare providers is to inform them of the value in joining the Biote network. We accomplish this through provider referrals, a dedicated sales force, and through digital and traditional marketing channels. We target specific physicians based on their specialty, prescribing data, demographic information and location match with our existing geographic footprint.

•

Grow the practice of our Biote-certified practitioners and Biote-partnered clinics. When the practices of our Biote-certified practitioners and Biote-partnered clinics grow, we grow. We help our Biote-certified practitioners and Biote-partnered clinics grow by, among other things:

•	providing mentorship, practice management and marketing capability necessary to operate an efficient hormone optimization practice;

•	providing high-quality Biote-branded dietary supplement products;

•	providing Biote-certified practitioners and Biote-partnered clinics a full array of wellness education and marketing materials;

•	directing consumers that are actively seeking care to Biote-certified practitioners via the “Find A Provider” feature on our company website; and

•	utilizing our growing digital outreach capabilities to connect with consumers seeking general information.

•

Increasing sales of Biote-branded dietary supplements. Our Biote-branded dietary supplement line currently includes 19 dietary supplements that we offer to our Biote-certified practitioners through our eCommerce site, efficiently leveraging our core Biote provider platform. Practitioners then re-sell Biote-branded dietary supplements to their patients, enabling patients to receive physician-guided therapies to manage the related effects of aging. In August 2021, we launched a direct-to-patient eCommerce platform whereby practitioners can invite their patients to buy Biote-branded dietary supplements online via our online store.

The hormone pellet products used by Biote-certified practitioners are manufactured by third-party compounding pharmacies and shipped directly to Biote-certified practitioners. Custody of the pellets is with Biote-certified practitioners. However, the pellets are recorded as inventory on our financial statements from the date of shipment until such time as they are administered in a patient treatment as monitored and recorded in our BioTracker system as an additional service for administrative convenience of Biote-certified practitioners and Biote-partnered clinics.

These products have a finite life ranging from six to twelve months. We assume the risk of loss due to expiration, damage or otherwise. Additionally, the products offered in our Biote-branded dietary supplement portfolio are produced by third-party manufacturers located in the United States. Prior to 2021, our Biote-branded dietary supplements were dropped-shipped directly to our customers from our vendors. Beginning in 2021, Biote contracted with a third-party to provide warehousing, co-packing and logistics services for our Biote-branded dietary supplements. As such our consolidated balance sheets as of September 30, 2022 and December 31, 2021 reflect inventories relating to these items.

Revenue generated from individual Biote-partnered clinics varies significantly. This variability is due to many factors. These include: tenure of its practitioners as Biote-certified practitioners; the number of certified practitioners in an individual clinic; the number of patients served by a clinic; the clinic’s patient demographics; and the clinic’s geographic location and population density. The master services agreements (“MSAs”) we enter into with Biote-partnered clinics contain tiered pricing provisions for the management fees. These provisions provide for decreasing management fees owed to us based on the number of new patients treated. This can result in declines in revenue we realize from management fees from existing Biote-partnered clinics unless these are offset by revenue generated from newly acquired Biote-partnered clinics which begin at higher fee levels under the MSA.

Recent Developments

Impact of the COVID-19 Pandemic and Other Trends

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic (the “COVID-19 pandemic”), and the virus continues to spread in areas where we partner with Biote-certified practitioners and Biote-partnered clinics and sell our dietary supplements. Several public health organizations have recommended, and many local governments have implemented, certain measures to slow and limit the transmission of the virus, including shelter in place and social distancing ordinances, which have resulted in a significant deterioration of economic conditions in many of the states in which we operate.

The impact of the COVID-19 pandemic and the related disruptions caused to the global economy did not have a material impact on our business during the year ended December 31, 2021 or the third quarter ended September 30, 2022. We experienced a decrease in Biote-partnered clinic demand and Biote-branded dietary supplement shipments in the second quarter of fiscal year 2020. This decrease was primarily the result of closures or reduced capacity at Biote-partnered clinics in various geographies within the United States. During the second half of fiscal year 2020, clinic demand returned to pre-COVID-19 pandemic levels. During this and subsequent periods, we have not experienced any material disruptions in our supply chain or in our ability to fulfill orders as a result of the COVID-19 pandemic.

Further, global economic conditions have been worsening, with disruptions to, and volatility in, the credit and financial markets in the U.S. and worldwide resulting from the effects of COVID-19 and otherwise. If these conditions persist and deepen, we could experience an inability to access additional capital or our liquidity could otherwise be impacted. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs and/or other efforts. A recession or additional market corrections resulting from the impact of the evolving effects of the COVID-19 pandemic could materially affect our business and the value of our securities.

Additionally, the recent trends towards rising inflation may also materially adversely affect our business and corresponding financial position and cash flows. Inflationary factors, such as increases in the cost of our clinical trial materials and supplies, interest rates and overhead costs may adversely affect our operating results. Rising interest and inflation rates also present a recent challenge impacting the U.S. economy and could make it more difficult for us to obtain traditional financing on acceptable terms, if at all, in the future. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if inflation rates continue to rise) on our operating costs, including our labor costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on our working capital resources.

Business Combination

On May 26, 2022 (the “Closing Date”), BioTE Holdings, LLC (“Holdings,” inclusive of its direct and indirect subsidiaries, the “BioTE Companies,” and as to its members, the “Members”) completed a series of transactions (the “Business Combination”) with Haymaker Acquisition Corp. III (“Haymaker”), Haymaker Sponsor III LLC (the “Sponsor”), BioTE Management, LLC, Dr. Gary S. Donovitz, in his individual capacity, and Teresa S. Weber, in her capacity as the Members’ representative (in such capacity, the “Members’ Representative”) pursuant to the business combination agreement (the “Business Combination Agreement”) dated December 13, 2021. The Business Combination was accounted for as a common control transaction, in accordance with U.S. generally accepted accounting principles (”U.S. GAAP”). Under this method of accounting, Haymaker’s acquisition of the BioTE Companies was accounted for at their historical carrying values, and the BioTE Companies were deemed the predecessor entity. This method of accounting is similar to a reverse recapitalization whereby the Business Combination was treated as the equivalent of the BioTE Companies issuing stock for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Haymaker are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of the BioTE Companies.

Following the Closing of the Business Combination, the Company is organized in an “Up-C” structure in which the business of the Company is operated by Holdings and its subsidiaries, and Biote’s only material direct asset consists of membership interests in Holdings.

In connection with the Business Combination, on the Closing Date, BioTE Medical entered into a credit agreement with Truist Bank and Truist Securities, Inc. providing for (i) the Revolving Loans, a $50.0 million senior secured revolving credit facility in favor of BioTE Medical and (ii) the Term Loan, a $125.0 million senior secured term loan A facility in favor of BioTE Medical, which was borrowed in full at the Closing Date.

Components of Results of Operations

Revenue

We sell Biote-partnered clinics the Biote Method, the components of which are specifically developed for practitioners in the hormone optimization space: Biote Method education, training and certification, practice management resources, inventory management resources, and digital and point-of-care-marketing support. Our revenue represents fees paid for the training, marketing support, practice development, equipment, IP licensing, and product sales of Biote-branded dietary supplements, physician-prescribed procedures, and pellet procedure convenience kits, or trocars.

Our revenue fluctuates in response to a combination of factors, including the following:

•	sales volumes;

•	the mix of male and female patients treated by Biote-certified practitioners, as treatment for males generates more revenue per patient than treatment for females;

•	our overall product mix of dietary supplements sold;

•	the effects of competition on market share;

•	new Biote-partnered clinics acquired as customers, less any existing clinics lost as customers (“net new clinics”);

•	number of procedures performed by practitioners;

•	medical industry acceptance of hormone optimization generally as a solution to unmet medical needs;

•	the number of business days in a particular reporting period, including as a result of holidays;

•	weather disruptions impacting medical offices’ ability to maintain regular operating schedules;

•	the effects of competition and competitive pricing strategies;

•	governmental regulations influencing our markets; and

•	global and regional economic cycles.

Generally, our MSAs require us to provide (1) initial training to practitioners on the Biote Method, (2) inventory management services and (3) other contract-term marketing and practice development services (including recurring training and licenses of Biote IP). Historically, we have provided the optional free lease of reusable trocars by Biote-certified practitioners.

Substantially all of our revenue originates from sales to clinic locations in the United States.

Product Revenue

Product revenue includes both pellets, in connection with the service described above, and the related inventory management services provided to clinics. Product revenue is recognized at the point in time when the clinic obtains ownership of the pellet, which we determined to be when the Biote-certified practitioner performs the procedure to implant the pellet into their patient. The consideration allocated to this performance obligation is a procedure-based service fee which we refer to as procedure revenue. Our product revenue also includes revenue earned from sales of pellet insertion kits and Biote-branded dietary supplements. Revenue from the sale of pellet insertion kits and Biote-branded dietary supplements is recognized when the clinic or clinic’s patient (supplements only) obtains control of the product and is generally at the time of shipment from our distribution facility or supplier. Any shipping or handling fees paid by clinics are also recorded within product revenue.

Service Revenue

Service revenue is revenue earned from fees paid by Biote-partnered clinics for training services and other contract term services pursuant to our MSAs. While the option to receive and right to use the reusable trocars through the term of the contract represents an embedded lease, we have adopted the practical expedient within ASC 842 to combine the lease and non-lease components and account for the combined component under ASC 606.

For Biote Method arrangements, we recognize revenue for trainings and for management services over time. For initial trainings, progress is measured by the number of training sessions completed, and for contract-term services, progress is measured on a time-elapsed basis.

The training completion and time-elapsed bases represent the most reliable measure of transfer of control to the clinic for trainings and contract-term services, respectively. Revenue is deferred for amounts billed or received prior to delivery of the services.

Cost of Revenue

Cost of service revenue consists primarily of costs incurred to deliver trainings to Biote-partnered clinics. Cost of product revenues include the pass-through cost of pellets purchased from outsourcing facilities, the cost of pellet insertion kits and Biote-branded dietary supplements purchased from manufacturing facilities, and the shipping and handling costs incurred to deliver these products to Biote-partnered clinics.

Commissions

Commissions consist primarily of fees paid to a third-party sales force and fees paid to Biote-partnered clinics that participate in our clinic mentor program (our “Mentor Program”), which pairs experienced Biote-certified practitioners with newly contracted practitioners.

Commissions paid to the Company’s third-party sales forces relate to market support and development activities undertaken to increase sales through the acquisition of new Biote-partnered clinics and growth from existing clinics. These are not considered incremental costs to obtain a clinic contract. As a result of investing in growing our internal sales capabilities beginning in 2019, we rely less on third-party sales forces and our commissions have decreased over time. We expect external commissions expenses to continue to decrease as we focus our growth initiatives based on an internal sales force model. However, the employee salaries we pay to our internal sales force are considered compensation expense and allocated to Selling, general, and administrative expense.

Marketing

Marketing consists primarily of advertising expenses, other non-advertising marketing and training program costs, and management services costs. These costs are all expensed as incurred.

Selling, General and Administrative Expense

Selling, general, and administrative expense consists primarily of software licensing and maintenance and the cost of employees who engage in corporate functions, such as finance and accounting, information technology, human resources, legal, and executive management. Selling, general and administrative expense also includes rent occupancy costs, office expenses, recruiting expenses, entertainment allocations, depreciation and amortization, share-based compensation, transaction related expenses, other general overhead costs, insurance premiums, professional service fees, research and development, and costs related to regulatory and legal matters.

Interest Expense

Interest expense consists primarily of cash and non-cash interest under our term loan facility and commitment fees for our unused line of credit.

Gain from Change in Fair Value of Warrant Liability

Gain from change in fair value of warrant liability consists of the change in fair value of the warrant liability from the Closing Date to the balance sheet date.

Gain from Change in Fair Value of Earnout Liability

Gain from change in fair value of earnout liability consists of the change in fair value of the Member and Sponsor earnouts from the Closing Date to the balance sheet date.

Loss from extinguishment of debt

Loss from extinguishment of debt consists of the remaining unamortized portion of the debt issuance costs related to the Bank of America Credit Agreement written off upon repayment in connection with the Business Combination.

Other Income/Expense

Other income and other expense consist of the foreign currency exchange gains and losses for sales denominated in foreign currencies, interest income and other income or payments not appropriately classified as operating expenses.

Income Taxes

We are subject to federal and state income taxes in the United States and taxes in foreign jurisdictions in which we operate. We recognize deferred tax assets and liabilities based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. We regularly assess the need to record a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Results of Operations

Comparison of the nine months ended September 30, 2022 and 2021

The table and discussion below present our results for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,		Increase/(Decrease)
(U.S. dollars, in thousands)	2022	2021	$	%
Revenue
Product revenue	$119,121	$100,619	$18,502	18.4%
Service revenue	1,351	1,241	110	8.9%

Total revenue	120,472	101,860	18,612	18.3%
Cost of revenue (excluding depreciation and amortization included in selling, general and administrative, below)
Cost of products	37,391	33,496	3,895	11.6%
Cost of services	1,760	1,795	(35)	(1.9%)

Cost of revenue	39,151	35,291	3,860	10.9%
Commissions	788	1,607	(819)	(51.0%)
Marketing	3,352	3,225	127	3.9%
Selling, general and administrative	145,206	33,101	112,105	338.7%

Income (loss) from operations	(68,025)	28,636	(96,661)	(337.6%)

	Nine Months Ended September 30,		Increase/(Decrease)
(U.S. dollars, in thousands)	2022	2021	$	%
Other income (expense), net:
Interest expense	$(2,909)	$(1,301)	$(1,608)	123.6%
Gain from change in fair value of warrant liability	4,552	—	4,552	0.0%
Gain from change in fair value of earnout liability	109,670	—	109,670	0.0%
Loss from extinguishment of debt	(445)	—	(445)	0.0%
Other income	454	13	441	*

Total other income (expense), net	111,322	(1,288)	112,610	*

Income before provision for income taxes	43,297	27,348	15,949	58.3%
Income tax expense (benefit)	(48)	209	(257)	(123.0%)

Net income	$43,345	$27,139	$16,206	59.7%

*	Not a meaningful change

Revenue

Revenue for the nine months ended September 30, 2022 increased by $18.6 million to $120.5 million, or 18.3% as compared to the nine months ended September 30, 2021. The increase was primarily driven by a $18.0 million increase of procedure and Biote-branded dietary supplement revenue. Procedures performed increased by 18.9% versus the prior year resulting in a $15.3 million increase in procedure revenue. During the nine months ended September 30, 2022, the number of active clinics billed increased by 14% over the nine months ended September 30, 2021. Biote-branded dietary supplement sales increased by 14.2% or $2.7 million over the same period in the prior year. Service revenue increased by 8.9% over the same period in the prior year resulting from an increase in the number of training sessions during the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.

Cost of revenue

Cost of revenue for the nine months ended September 30, 2022 increased by $3.9 million, to $39.2 million, or 10.9% as compared to the nine months ended September 30, 2021. The increase was primarily due to the net impact of higher volumes at lower unit costs. Cost of procedures increased by $3.2 million for the period, consisting of $4.3 million attributable to volume increases in pellets dispensed which was offset by a reduction in the per unit cost of certain pellets totaling $1.1 million. Biote-branded dietary supplement costs increased by 2.2%, or $0.2 million, during the nine months ended September 30, 2022, consisting of $1.3 million attributable to higher volumes which was offset by price reductions and increases in sales of lower cost dietary supplements totaling $1.1 million.

Commissions

Commissions expense for the nine months ended September 30, 2022 decreased by $0.8 million to $0.8 million, or 51.0%, as compared to the nine months ended September 30, 2021. The decrease is primarily driven by our shift to an internal sales force to generate product demand.

Marketing

Marketing expense for the nine months ended September 30, 2022 increased by $0.1 million to $3.4 million, or 3.9%, as compared to the nine months ended September 30, 2021. This increase is attributable to an increase in printed brochures and informational materials of $0.2 million and a decrease in digital and media spending of $0.1 million.

Selling, General and Administrative

Selling, general and administrative expense for the nine months ended September 30, 2022 increased by $112.1 million to $145.2 million, or 338.7%, as compared to the nine months ended September 30, 2021. This increase was primarily driven by stock compensation expense of $80.0 million. This expense represented the cumulative impact of unrecognized compensation expense for stockholders upon completion of the Business Combination as well as subsequent vesting of certain shares awarded. An additional component of the increase was $18 million of transaction-related expenses related to the Business Combination recognized during the period. These consisted of the excess closing costs of the Business Combination over the Business Combination proceeds received; costs associated with sponsor share transfers and certain compensation paid resulting from the transaction. The increase also included a $5.8 million increase in payroll and related expenses due to increases in sales incentives consistent with sales growth for the period and additional sales and management hiring; $0.9 million of travel and entertainment expenses due to increases in sales force headcount. Depreciation and amortization expenses increased by $0.7 million attributable to assets placed in service at the beginning of the year. Additionally, professional fees and insurance costs increased during the period by $6.9 million, of which $1.4 million was due to additional services rendered related to our pursuit of the Business Combination with Haymaker, with the remaining $5.5 million attributable to increases in costs associated with being a public company.

Interest Expense

Interest expense for the nine months ended September 30, 2022 increased by $1.6 million to $2.9 million, or 123.6%, as compared to the nine months ended September 30, 2021. The increase is primarily a result of the higher debt balance outstanding from the new debt issued as part of closing the Business Combination as well as higher interest rates incurred during the period. Interest expense relates primarily to interest on an outstanding note payable and amortization of origination fees.

Gain from Change in Fair Value of Warrant Liability

The gain from the change in fair value of our warrant liability of $4.6 million was primarily a result of the decrease in the trading price of our Public Warrants listed on Nasdaq to $0.34 per share on September 30, 2022 from $0.68 per share on the closing of the Business Combination, May 26, 2022.

Gain from Change in Fair Value of Earnout Liability

Upon the closing of the Business Combination on the Closing Date, we recognized an earnout liability of $187.8 million and subsequently remeasured the earnout liability to its fair value of $78.1 million as of September 30, 2022. The gain from the change in fair value of our earnout liability of $109.7 million was primarily a result of the decrease in the closing price of our Class A common stock listed on Nasdaq to $4.28 per share on September 30, 2022 from $9.02 per share on the Closing Date.

Other Income

Other income for the nine months ended September 30, 2022 increased by $0.4 million thousand to $0.5 million as compared to the nine months ended September 30, 2021. The increase was primarily due to interest income earned on higher on hand cash balances and currency fluctuations during the period.

Income Tax Expense (Benefit)

Income tax expense for the nine months ended September 30, 2022 decreased by $0.3 million as compared to the nine months ended September 30, 2021. This increase reflects the taxability of the income attributable to Biote that prior to the Business Combination was taxable to the Company’s Members offset by a tax benefit from certain one-time expenses related to the Business Combination that will be attributed to Biote.

Comparison of the Year Ended December 31, 2021 and 2020

The table and discussion below present our results for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		Increase/(Decrease)
(U.S. dollars, in thousands)	2021	2020	$	%
Revenue
Product revenue	$137,598	$114,640	$22,958	20.0%
Service revenue	1,798	1,928	(130)	(6.7%)
Total revenue	139,396	116,568	22,828	19.6%
Cost of revenue (excluding depreciation and amortization included in selling, general, and administrative, below)
Cost of products	46,298	42,538	3,760	8.8%
Cost of services	2,519	2,391	128	5.4%
Cost of revenue	48,817	44,929	3,888	8.7%
Commissions	2,056	2,432	(376)	(15.5%)
Marketing	4,908	4,409	499	11.3%
Selling, general, and administrative	49,054	33,017	16,037	48.6%
Income from operations	34,561	31,781	2,780	8.7%
Other income (expense):
Interest expense	(1,673)	(2,425)	752	(31.0%)
Other income (expense)	17	(5)	22	*
Total other expense	(1,656)	(2,430)	774	(31.9%)
Income before provision for income taxes	32,905	29,351	3,554	12.1%
Income tax expense	286	189	97	51.3%
Net income	$32,619	$29,162	3,457	11.9%

*	Not a meaningful change

Revenue

Revenue for the year ended December 31, 2021 increased by $22.8 million to $139.4 million, or 19.6% as compared to the year ended December 31, 2020. The increase was primarily driven by a $23.0 million increase in procedure and Biote-branded dietary supplement revenue. Procedures performed increased by 20% versus the prior year resulting in a $16.7 million increase in procedure revenue. During the year ended December 31, 2021, 415 net new clinics were added versus 297 net new clinics for the year ended December 31, 2020. Biote-branded dietary supplement sales increased by 30.2%, or $6.3 million, over the same period in the prior year. The increase was due to $4.5 million, or 22%, in sales from the core product line and $1.8 million, or 8.4%, in sales from new dietary supplements introduced in the quarter ended December 31, 2020. Additionally, there was a 13% increase in the number of Biote-partnered clinics that sell our Biote-branded dietary supplements from the previous year. Service revenues decreased by 6.7% during 2021, attributable to a certain one-time virtual training event that was sponsored to coincide with the new dietary supplements launch in 2020.

Cost of revenue

Cost of revenue for the year ended December 31, 2021 increased by $3.9 million, to $48.8 million, or 8.7% as compared to the year ended December 31, 2020. The increase was primarily due to the net impact of higher volumes at lower unit costs. Cost of procedures increased by $1.4 million for the period, consisting of $5.2 million attributable to volume increases in pellets dispensed which was offset by a reduction in the per unit cost of certain pellets totaling $3.8 million. Biote-branded dietary supplement costs increased by 18.6%, or $2.4 million, during the period, consisting of $3.9 million attributable to higher volumes which was offset by price reductions and increases in sales of lower cost dietary supplements totaling $1.5 million.

Commissions

Commissions expense for the year ended December 31, 2021 decreased by $0.4 million to $2.1 million, or 15.5%, as compared to the year ended December 31, 2020. The decrease was primarily driven by our shift to an internal sales force for generating product demand.

Marketing

Marketing expense for the year ended December 31, 2021 increased by $0.5 million to $4.9 million, or 11.3%, as compared to the year ended December 31, 2020. This increase was attributable to an increase in clinic support and incentive programs of $0.7 million, driven by new clinic acquisition and increases in Biote-partnered clinics qualifying for incentives. These increases were offset by reductions in media related expenses of $0.2 million in the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Selling, General, and Administrative

Selling, general, and administrative expense for the year ended December 31, 2021 increased by $16.1 million to $49.1 million, or 48.6%, as compared to the year ended December 31, 2020. The increase included a $6.9 million increase in payroll and related expenses related to sales incentives consistent with sales growth for the period and additional management hiring. The increase also reflected increases in technology licensing and support costs of $0.7 million from higher personnel headcount and ongoing technology initiatives, $1 million of travel and entertainment expenses due to the easing of travel restrictions in place during 2020 resulting from the COVID-19 pandemic and merchant bank processing fees of $1.2 million consistent with sales growth. Professional fees also increased during the period by $3.9 million. Of these professional fees, $2.7 million was due to additional services rendered related to our pursuit of the Business Combination with HYAC, with the remaining $1.2 million attributable to other legal matters incurred in the normal course of operations.

Interest Expense

Interest expense for the year ended December 31, 2021 decreased by $0.8 million to $1.7 million, or 31%, as compared to the year ended December 31, 2020. The decrease was primarily due to the reduction in the amount outstanding on the note payable as compared to the prior year as well as a reduction in interest rates realized during the year. Interest expense relates primarily to interest on an outstanding note payable and amortization of origination fees.

Other income/(expense)

Other income for the years ended December 31, 2021 increased by $23 thousand to $17 thousand as compared to the year ended December 31, 2020. The increase was primarily due to currency fluctuations during the period that resulted in a net foreign exchange gain in 2021 and a net foreign exchange loss in 2020.

Income Tax Expense

Income tax expense for the year ended December 31, 2021 increased by $98 thousand to $0.3 million, or 52%, as compared to the year ended December 31, 2020. This increase was attributable to increases in operating income in specific jurisdictions where the Company is subject to franchise and other taxes.

Comparison of the Years Ended December 31, 2020 and 2019

The table and discussion below present our results of operations for the years ended December 31, 2020 and 2019:

	Year Ended December 31,		Increase/(Decrease)
(U.S. dollars, in thousands)	2020	2019	$	%
Revenue
Product revenue	$114,640	$108,315	$6,325	5.8%
Service revenue	1,928	1,661	267	16.1%
Total revenue	116,568	109,976	6,592	6.0%
Cost of revenue (excluding depreciation and amortization included in selling, general, and administrative, below)
Cost of products	42,538	39,749	2,789	7.0%
Cost of services	2,391	3,816	(1,425)	(37.3%)
Cost of revenue	44,929	43,565	1,364	3.1%
Commissions	2,432	3,592	(1,160)	(32.3%)
Marketing	4,409	7,264	(2,855)	(39.3%)
Selling, general, and administrative	33,017	32,028	989	3.1%
Income from operations	31,781	23,527	8,254	35.1%
Other income (expense):
Interest expense	(2,425)	(2,082)	(343)	16.5%
Other expense	(5)	(65)	60	(92.3%)
Total other expense	(2,430)	(2,147)	(283)	13.2%
Income before provision for income taxes	29,351	21,380	7,971	37.3%
Income tax expense	189	93	96	103.2%
Net income	$29,162	$21,287	7,875	37.0%

Revenue

Revenue for the year ended December 31, 2020 increased $6.6 million to $116.6 million, or 6.0%, as compared to the year ended December 31, 2019. The increase was primarily driven by a $6.3 million increase in procedures, Biote-branded dietary supplements, and sale of trocar kits. Patient procedures performed increased by 6% in 2020 resulting in a $2.6 million increase in procedure revenues. During the year ended December 31, 2020, 297 net new clinics were added versus 204 in the year ended December 31, 2019. Biote-branded dietary supplement sales increased by $3.4 million, or 19%, during 2020. Of that, 10% was attributable to organic growth in our core product line and 9% growth was realized from new products introduced during 2020. Other product revenue, related to pellet insertion kit sales, increased by $0.3 million, or 60%, during 2020. Service revenues increased by 16% during 2020, of which 11% was attributable to certain one-time virtual training events that were sponsored to coincide with the new dietary supplements launched in 2020.

Cost of revenue

Cost of revenue for the year ended December 31, 2020 increased $1.4 million to $44.9 million, or 3.1%, as compared to the year ended December 31, 2019. The increase was primarily due to an increase of cost of products, which includes procedures, Biote-branded dietary supplements and trocar kits, by $2.8 million, of which $2.3 million was attributable to volume increases in products sold, with the remaining increase attributable to product mix. This increase in cost of products was partially offset by a decrease in cost of services of $1.4 million due the reduction of facilities expense of $1.3 million as we shifted our approach to trainings due to the COVID-19 pandemic.

Commissions

Commissions expense for the year ended December 31, 2020 decreased by $1.2 million to $2.4 million, or 32.3%, as compared to the year ended December 31, 2019. The decrease was driven by our shift to an internal sales force for generating product demand and less reliance upon third-parties to represent Biote in certain geographic territories.

Marketing

Marketing expense for the year ended December 31, 2020 decreased by $2.9 million to $4.4 million, or 39.3%, as compared to the year ended December 31, 2019. This decrease was primarily driven by a reduction in media expense of $3.5 million which was due to the elimination of certain television advertising initiatives as well as conversion to a more cost-effective digital marketing platform. The decrease in media expense was offset by increases in our clinic incentives and support programs of $0.6 million.

Selling, General, and Administrative

Selling, general, and administrative expense for the year ended December 31, 2020 increased by $1.0 million to $33.0 million, or 3.1%, as compared to the year ended December 31, 2019. The increase was primarily from a $0.9 million increase in software licensing/maintenance expense due to an increase in technology upgrades initiated during 2020, payroll and related expenses of $1 million, due to an increase in sales and management personnel hired in 2020, as well as an increase in depreciation and amortization of $0.3 million due to an increase in assets placed in service in 2020 and late 2019. These increases were offset by a reduction of $1.5 million in legal fees, which were due to an overall decrease in category spend.

Interest Expense

Interest expense for the year ended December 31, 2020 was $2.4 million, an increase of $0.3 million, or 16.5%, as compared to the year ended December 31, 2019. Interest expense relates primarily to interest on an outstanding note payable and amortization of the note’s origination fees. The note payable was issued in 2019, was outstanding for seven months of the year, and replaced a previous line of credit with a smaller principal balance. The increase in expense for 2020 reflects the outstanding balance on the note for the full year of 2020.

Other expense

Other expense for the year ended December 31, 2020 decreased $60 thousand to $5 thousand as compared to the year ended December 31, 2019. The change was primarily due to a reduction of approximately $60 thousand in certain non-operating expenses that were recognized in the year ended 2019 but not 2020.

Income Tax Expense

Income tax expense for the year ended December 31, 2021 increased by $98 thousand to $0.3 million, or 52% as compared to the year ended December 31, 2020. This increase was attributable to increases in operating income in specific jurisdictions where the Company is subject to franchise and other taxes.

Non-GAAP Measures

Adjusted EBITDA is a non-GAAP performance measure that provides supplemental information that we believe is useful to analysts and investors to evaluate the company’s ongoing results of operations when considered alongside net income, (the most directly comparable U.S. GAAP measure).

We use Adjusted EBITDA as alternative measures to evaluate our operational performance. We calculate Adjusted EBITDA by excluding from net income: interest expense; depreciation and amortization expenses; and

income taxes. Additionally, we exclude certain expenses we believe are not indicative of our ongoing operations or operational performance. We present Adjusted EBITDA because it is a key measure used by our management to evaluate our operating performance, generate future operating plans and determining payments under compensation programs. Accordingly, we believe that Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. Some of these limitations are as follows:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us.

In addition, Adjusted EBITDA is subject to inherent limitations as it reflects the exercise of judgment by Biote’s management about which expenses are excluded or included. Other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our Adjusted EBITDA as a tool for comparison. Investors are encouraged to review the reconciliation, and not to rely on any single financial measure to evaluate our business.

The following is a reconciliation of net income (loss) to Adjusted EBITDA (in thousands) for the years ended December 31, 2021, 2020 and 2019 and the nine months ended September 30, 2022 and 2021:

	Year Ended December 31,			Nine Months Ended September 30,
	2021	2020	2019	2022	2021
Net income (loss)	$32,619	$29,162	$21,287	$43,345	$27,139
Interest expense	1,673	2,425	2,082	2,909	1,301
Income tax expense (benefit)	286	189	93	(48)	209
Depreciation and amortization	1,400	1,138	832	1,644	987
Loss from extinguishment of debt and other non-operating items	—	—	—	(9)	(13)
Share-based compensation expense	—	—	—	80,016	—
Transaction-related expenses	—	—	—	20,649	884
Litigation and other	—	—	—	2,725	338
Gain from change in fair value of warrant liability	—	—	—	(4,552)	—
(Gain) loss from change in fair value of earnout liability	—	—	—	(109,670)	—

Adjusted EBITDA	$35,978	$32,914	$24,294	$37,009	$30,845

Liquidity and Capital Resources

Our primary sources of cash are our cash flow from operations, less amounts paid to fund operating expenses, and working capital requirements related to inventory, accounts payable and accounts receivable, and general and administrative expenditures. We primarily use cash to fund our debt service obligations, fund operations, meet working capital requirements, capital expenditures and strategic investments. As of December 31, 2021, and September 30, 2022, we had cash and cash equivalents of $26.8 million and $77.5 million respectively. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents plus proceeds from the Business Combination and Debt Financing) will be adequate to finance our operations, working capital requirements, capital expenditures, debt servicing obligations, and potential dividends for at least the next twelve months.

Since our inception, we have financed our operations and capital expenditures primarily through capital investment from our founder and other members, debt financing in the form of short-term lines of credit and long-term notes payable, and net cash inflows from operations.

We expect our operating and capital expenditures to increase as we increase headcount, expand our operations and grow our clinic base. If additional funds are required to support our working capital requirements, acquisitions or other purposes, we may seek to raise funds through additional debt or equity financings or from other sources. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our equity holders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing equity holders. If we raise additional funds by obtaining loans from third-parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility and also require us to incur additional interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain additional financing on terms favorable to us.

The exercise price of our Warrants is $11.50 per Warrant. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A common stock, the last reported sales price for which was $3.22 per share on January 5, 2023. If the trading price for our Class A common stock is less than $11.50 per share, we believe holders of our Public Warrants and Private Placement Warrants will be unlikely to exercise their Warrants.

Our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of shares of Class A common stock by selling securityholders pursuant to this prospectus and those offered for resale by the selling securityholders pursuant to the registration statement on Form S-1 filed with the SEC on June 17, 2022, which could result in a significant decline in the trading price of our Class A common stock and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our operations. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors” included in this prospectus.

Cash Flows

The following table summarizes our condensed consolidated cash flows for the years ended December 31, 2021, 2020 and 2019 and the nine months ended September 30, 2022 and 2021:

	Year Ended December 31,			Nine Months Ended September 30,
	2021	2020	2019	2022	2021
Condensed Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$33,720	$26,425	$25,354	$(15,208)	$23,640
Net cash used in investing activities	(3,807)	(1,393)	(1,672)	(1,527)	(2,760)
Net cash provided by (used in) financing activities	(20,343)	(18,319)	(13,553)	67,436	(15,153)

We derive liquidity primarily from debt and equity financing activities. As of December 31, 2021, our balance of cash and cash equivalents was $26.8 million, which is an increase of $9.6 million, or 55%, compared to December 31, 2020. Our total outstanding debt principal balance as of December, 2021 was $37 million, which represents a decrease of $4.7 million over the total debt outstanding at December 31, 2020 of $41.7 million.

As of September 30, 2022, our balance of cash and cash equivalents was $77.5 million, which is an increase of $54.6 million, or 70.5%, compared to September 30, 2021. Our total outstanding debt principal balance as of September 30, 2022 was $123.4 million, which represents an increase of $85.9 million over the total debt outstanding at December 31, 2021 of $37.5 million.

Operating Activities

Comparison of the Nine Months Ended September 30, 2022 and 2021

Cash flows from operating activities for the nine months ended September 30, 2022 decreased $38.8 million as compared to the nine months ended September 30, 2021. Net income, adjusted for non-cash expenses such as depreciation and amortization, provisions for bad debts, stock compensation, change in fair value of warrants and earnout liabilities, and provisions for obsolete inventories, among others, resulted in a net decrease of $17.7 million as compared to the prior period. Additionally, our working capital investment in our Biote-branded supplement inventory increased by $4.7 million as compared to the prior period. This resulted from the initial investment in our third-party fulfillment centers during the nine months ended September 30, 2021. These increases were offset by a $2.7 million increase in working capital from advances and prepayments made to certain vendors and increases in accounts receivable of $0.8 million. Additionally, $31.1 million of transaction closing costs were assumed as accrued expenses and subsequently paid upon completion of the reverse-merger with Haymaker which reduced cash flow from operating activities.

Comparison of the Years Ended December 31, 2021 and 2020

Cash flows provided by operating activities for the year ended December 31, 2021 increased compared to the year ended December 31, 2020, driven primarily by an increase in net income from operations, adjusted for non-cash expenses such as depreciation and amortization, provisions for bad debts, and provisions for obsolete inventories. This increase of $3.2 million was impacted by a $2.4 million net increase in inventory and related accounts payable and $4.6 million related to certain expense accruals for professional fees and legal resolutions. The remaining decreases in working capital consist of $0.7 million related to the timing of customer payments, $0.5 million of reductions in certain revenue deferrals and $0.7 million reductions in vendor prepayments.

Comparison of the Years Ended December 31, 2020 and 2019

Cash flows provided by operating activities for the year ended December 31, 2020 increased compared to the year ended December 31, 2019, driven by an increase in net income from operations, adjusted for non-cash expenses such as depreciation and amortization, provisions for bad debts, and provisions for obsolete inventories. This increase of $9.0 million was offset by a net increase in our investment in working capital of $8.0 million, due to cyclical increases in inventory and decreases in accounts payable and accrued expenses related to the timing of our inventory purchases and payments and increases in accounts receivable and decreases in deferred revenue arising from increased sales and fluctuations in the timing of when we receive customer payments in relation to when we recognize revenue.

Investing Activities

Comparison of the Nine Months Ended September 30, 2022 and 2021

Net cash used in investing activities for the nine months ended September 30, 2022 decreased by $1.2 million as compared to the nine months ended September 30, 2021. This decrease was primarily driven by a reduction in purchases of property and equipment of $0.4 million, primarily reusable trocars. Additionally capitalized software development costs decreased by $0.8 million.

Comparison of the Years Ended December 31, 2021 and 2020

Net cash used in investing activities for the year ended December 31, 2021 increased $2.4 million as compared to the year ended December 31, 2020. This increase was driven by increased purchases of property and equipment costs associated with expanding our corporate offices, which account for $0.8 million of the increase. Additionally, we incurred increased costs for the development of internal-use capitalized software, which we continue to develop to meet our growth objectives. These software development costs accounted for $1.3 million of the increase.

Comparison of the Years Ended December 31, 2020 and 2019

Net cash used in investing activities for the year ended December 30, 2020 decreased $0.3 million as compared to the year ended December 31, 2019. This decrease was the result of a decrease in our purchases of property and equipment totaling $0.4 million, and an increase in our expenditures on internally developed software of $0.1 million.

Financing Activities

Comparison of the Nine Months Ended September 30, 2022 and 2021

Net cash provided by financing activities for the nine months ended September 30, 2022 increased $82.6 million as compared to the nine months ended September 30, 2021. The increase is primarily due to the completion of the Business Combination with Haymaker. This included $12.3 million of cash proceeds from the Business Combination and $125.0 million of debt issue proceeds. These were offset by payments to retire existing debt of $37.5 million, principal payment of $1.6 million on the Truist debt, and $12.4 million of transaction and debt issuance costs. Other items included a decrease in distributions to Members of $0.8 million.

Comparison of the Years Ended December 31, 2021 and 2020

Net cash used in financing activities for the year ended December 31, 2021 increased $2 million as compared to the year ended December 31, 2020. The increase was due to $3.9 million of certain costs capitalized in conjunction with the anticipated Business Combination with HYAC. This increase was offset by a reduction in member distributions of $1.9 million between to two years.

Comparison of the Years Ended December 31, 2020 and 2019

Net cash used in financing activities for the year ended December 31, 2020 increased $4.8 million as compared to the year ended December 31, 2019. This increase is primarily the result of a $6.6 million increase from $56.6 million in distributions to members, net of $50 million of long-term note proceeds used to pay these distributions. This increase is partially offset by a decrease in net repayments of our previous line of credit of $2.6 million resulting from the final repayments and termination of that line of credit in 2019, a decrease of $1.1 million related to the debt origination fees that were incurred in 2019, and an increase of $1.8 million of principal repayments on our long-term note payable resulting from a full year of payments in 2020.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in accordance with U.S. GAAP requires our management to make judgments, assumptions and estimates that affect the amounts reported in our accompanying consolidated financial statements and the accompanying notes included elsewhere in this registration statement.

Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The methods, estimates, and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our consolidated financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain.

Our most critical accounting estimates include revenue recognition and the valuation of inventory.

Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this registration statement. We believe that the accounting policies described reflect our most critical accounting policies and estimates, which represent those that involve a significant degree of judgment and complexity. Accordingly, we believe these policies are critical in fully understanding and evaluating our reported financial condition and results of operations.

Revenue Recognition

We adopted FASB ASU 2014-09, Revenue from Contracts with Customers, and subsequent amendments (collectively, “ASC 606”), on January 1, 2019.

To determine revenue recognition for arrangements within the scope of ASC 606, we perform the following five steps: (1) identify the contract(s) with a clinic; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) we satisfy performance obligations. We recognize revenue when the control of the promised goods or services is transferred to Biote-partnered clinics in an amount that reflects the consideration we expect to receive in exchange for such goods or services.

The majority of our revenue is derived from our long-term service agreements for Biote-partnered clinics of the Biote Method. In determining the transaction price, we evaluate whether the price is subject to discounts or adjustments to determine the net consideration to which we expect to be entitled.

Revenue is recognized when control of the product or service is transferred to the clinic (i.e., when our performance obligation is satisfied), which varies between the different performance obligations within the contract. In determining whether control has transferred for a product, we consider if there is a present right to payment and legal title, and whether risks and rewards of ownership have transferred to the clinic. For services, we consider whether we have an enforceable right to payment and when the clinic receives the benefits of our performance. Refer to Note 2 to our condensed consolidated financial statements for additional discussion of our revenue recognition policy.

Inventories

Our inventories consist of physician-prescribed pellets used by Biote-certified practitioners in partnered clinics and Biote-branded dietary supplements which are sold and distributed to the Biote-partnered clinics and their patients. Custody of the pellets remains with Biote-certified practitioners. The pellets are presented as inventory on our financial statements from the date of shipment until such time as they are administered in a treatment by a Biote-certified practitioner on their patient for the convenience of Biote-certified practitioners and Biote-partnered clinics. Beginning the quarter ended June 30, 2021, we maintained our Biote-branded dietary supplement inventory at a third-party facility that provides Biote with co-packing and logistics services in the distribution of these products. From April 1, 2019 through September 30, 2021, we did not maintain our own stock of inventories on these products. During that time period these were distributed to Biote-partnered clinics via drop shipment arrangements with our respective vendors.

Inventories are valued at the lower of cost or net realizable value. We regularly review our inventories and write down our inventories for estimated losses due to obsolescence or expiration. The allowance for pellets is determined based on the age of the specific manufacturing lots of the product and its remaining life until expiration. Dietary supplements are evaluated at the product level based on sales of our products in the recent past and/or expected future demand. Future demand is affected by market conditions, new products and strategic plans, each of which is subject to change with little or no forewarning. In estimating obsolescence, we utilize information that includes projecting future demand.

The need for strategic inventory levels to ensure competitive delivery performance to our Biote-partnered clinics are balanced against the risk of inventory obsolescence due to clinic requirements.

Off-Balance Sheet Commitments and Arrangements

As of September 30, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

Our principal contractual obligations and commitments consist of obligations to pay loan principal and interest under our long-term debt agreement and obligations under our operating lease agreement.

Refer to Note 8 and Note 10 to our condensed consolidated financial statements included elsewhere in this registration statement for a discussion of the nature and timing of our obligations under these agreements. The future amount and timing of interest payments under our long-term debt agreement are expected to vary with the amount and then-prevailing contractual interest rates of our debt, which are discussed in Note 8 to our consolidated financial statements.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 to our consolidated condensed financial statements included elsewhere in this registration statement for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards applicable to public companies, allowing them to delay the adoption of those standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, following the Business Combination, our consolidated financial statements may not be comparable to the financial statements of companies that are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors.

We will remain an emerging growth company under the JOBS Act until the earliest of (i) March 4, 2026, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Fluctuation Risk

The primary objective of our investment activities is to maintain cash reserves to meet the capital requirements of our operations and our contractual obligations. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

We are exposed to interest rate risk in relation to our long-term debt outstanding. As is more fully described in Note 8 to the consolidated financial statements elsewhere in this registration statement, our outstanding long-term debt has a variable rate of interest, which is primarily based on the Eurodollar rate. We estimate that an increase of 100 basis points in the interest rates related to our long-term debt would increase our annualized interest expense by $1.2 million.

We do not engage in any strategies to limit our exposure to this interest rate risk. In addition to the interest rate risk related to our current borrowings, changes in interest rates could affect the interest we pay under any future borrowings on the line of credit available to us under our long-term debt agreement.

The variable interest rate on our long-term debt has declined since our last fiscal year, from a rate of 4.09% as of December 31, 2020 to a rate of 3.1% as of December 31, 2021. The variable interest rate on our long-term debt has increased since our last fiscal year, to a rate of 5.6% as of September 30, 2022 from a rate of 3.1% as of December 31, 2021.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

MANAGEMENT

Management and Board of Directors

The following table sets forth certain information, including ages as of September 30, 2022, of our executive officers, senior management and key employees and members of the Board.

Name	Age	Position(s)
Marc D. Beer	57	Class III Director
Dana Jacoby	48	Class I Director
Mark Cone	60	Class II Director
Steven J. Heyer	70	Class II Director
Andrew R. Heyer	65	Class I Director
Debra L. Morris	63	Class II Director
Teresa S. Weber	69	Chief Executive Officer, Class III Director
Samar Kamdar	43	Chief Financial Officer
Joe Butler	60	Chief Information Officer
Richard K. Key	52	Chief Digital Officer
Ross McQuivey, M.D.	50	Chief Medical Officer
Mary Elizabeth Conlon	42	Vice President, Business Development & General Counsel
Cary Paulette	61	Chief Revenue Officer
Ed Orlandi	63	Senior Director, Supply Chain & Facility
Jennifer Schimmel	49	Director, Human Resources & Talent
Jade Beutler	59	Head of Nutraceuticals

Executive Officers, Senior Management and Key Employees

The following is a brief biography of each of Biote’s executive officers, senior management and key employees.

Teresa S. Weber, Chief Executive Officer, Director. Ms. Teresa S. Weber has served as the Chief Executive Officer and on the Board of Biote since May 2022 and has served as the chief executive officer of Holdings since March 2019 and on its board of managers since June 2018. Prior to joining Biote, Ms. Weber served as the chief executive officer of Amen Clinics, Inc., an outpatient healthcare clinic company, from January 2015 to March 2019. Ms. Weber has also been a partner and consultant at Mattioli Weber Consulting, a marketing, service and retain consulting firm, since June 2013. She holds an M.S. in Management from Purdue University and a B.S. in Economics from New College Florida. Ms. Weber is qualified to serve as a director due to her significant leadership experience.

Samar Kamdar, Chief Financial Officer. Mr. Kamdar has served as the Chief Financial Officer since August 2022. Prior to joining Biote, Mr. Kamdar was at Slync, Inc. (d/b/a Slync.io), a logistical technology company, where he served as the chief financial officer from September 2021 to June 2022. Prior to joining Slync.io, Mr. Kamdar served as the chief financial officer of TaxAct Inc., a tax preparation software company, from August 2018 to August 2021. Prior to joining TaxAct Inc., Mr. Kamdar served as the vice president of finance of Crossmark, Inc., a sales and marketing services company that operates within the consumer goods industry, from September 2014 until August 2018. Mr. Kamdar holds a B.S. in electrical engineering from Baylor University and a M.B.A. from the University of Texas, McCombs School of Business.

Joe Butler, Chief Information Officer. Mr. Joe Butler has served as the Chief Information Officer of Biote since March 2019. Prior to joining Biote, Mr. Butler served in various roles at DHL International GmbH from 2004 to 2019, most recently as Global Head of Integration Services for DHL Supply Chain from April 2013 to January 2016 and as the Vice President, Head of Global Infrastructure Programs from February 2016 to June 2019. Mr. Butler holds an M.B.A. in Technology Management from the University of Phoenix and a B.A. in Liberal Arts from Arizona State University.

Richard K. Key, Chief Digital Officer. Mr. Richard K. Key has served as the Chief Digital Officer of Biote since January 2021. Prior to joining Biote, Mr. Key served as the Vice President, Digital Marketing for Mr. Cooper Group Inc. from 2018 to 2021, where he led digital marketing strategy for the third largest home loan servicer in the United States. Prior to that, Mr. Key served as AVP, Digital & Marketing Strategy for General Motors Company from 2016 to 2018, where he led digital and marketing strategy for General Motors Financial. Mr. Key also served as a Digital Consultant for Tandem Labs from 2013 to 2021. Mr. Key holds a B.A. in Business and Marketing from the University of Texas at Arlington.

Ross McQuivey, M.D., Chief Medical Officer. Dr. McQuivey has served as Chief Medical Officer since June 2022. Prior to joining Biote, Dr. McQuivey served as Chief Medical Officer at Laborie Medical Technologies from February 2020 to June 2022, the Chief Medical Officer at Clinical Innovations from January 2016 to February 2020, the Medical Director at Clinical Innovations from January 2009 to December 2015, and the Clinical Director at Clinical Innovations from January 2003 to December 2008. Dr. McQuivey graduated from the University of Utah School of Medicine with a Doctor of Medicine (MD) and from Stanford University with a Bachelors Degree in Psychology.

Mary Elizabeth Conlon, Vice President, Business Development & General Counsel. Ms. Mary Elizabeth Conlon has served as the Vice President, Business Development and General Counsel of Biote since June 2021. Prior to joining Biote, Ms. Conlon founded The Conlon Law Firm, P.C., where she practiced law from January 2012 to June 2021. Prior to that, Ms. Conlon was named partner at Travis, Calhoun & Conlon, P.C., where she practiced law from September 2004. Ms. Conlon holds a J.D. from Baylor Law School and a B.A. in Communications from Baylor University.

Cary Paulette, Vice President, Sales. Mr. Cary Paulette has served as the Vice President of Sales of Biote since July 2019. Prior to joining Biote, Mr. Paulette served as the Executive Vice President, Sales, Marketing & Sales Operations of ThermiHealth, LLC, from August 2017 to August 2019 and as the Senior Vice President, Sales of Ellman International from October 2013 to August 2017. Mr. Paulette holds a B.A. in Marketing from Baylor University.

Ed Orlandi, Senior Director, Supply Chain & Facility. Mr. Ed Orlandi has served as the Senior Director, Supply Chain & Facility Management of Biote since January 2021. Mr. Orlandi also currently serves as the President of Turning Point Solutions, LLC and has served in that capacity since March 2020. Prior to joining Biote, Mr. Orlandi served as the Senior Director of Operations of ThermiHealth, LLC from August 2017 to March 2020 and as the Director, Supply Chain of Galderma Laboratories, L.P., a Nestle Skin Health Company, from December 2016 to August 2017. Mr. Orlandi graduated from the Massachusetts Institute of Technology in 2018 with a MicroMasters in Supply Chain Management and also holds a variety of other degrees, including an M.S. in Engineering Management/Operations Research from Southern Methodist University, an M.B.A in Finance & Operations from the University of Texas and a B.S. in Aerospace Engineering from Texas A&M University.

Jennifer Schimmel, Director, Human Resources & Talent. Ms. Schimmel has served as the Director, Human Resources & Talent of Biote since June 2019. Prior to joining Biote, Ms. Schimmel served as the Director of Human Resources of DeliverCareRx Pharmacy, LLC from April 2017 to June 2019 and served as the Director, Human Resources & Organizational Effectiveness, of Cogensia, a CAC Group Company, from July 2013 to September 2016. Ms. Schimmel graduated from Roosevelt University with a B.S. in Business Administration.

Jade Beutler, Head of Nutraceuticals. Mr. Beutler has served as the Head of Nutraceuticals since May 2022. Prior to joining Biote, Mr. Beutler served as the founder and principle of Pure Performance from December 2019 to May 2022, the chief executive officer and co-founder of Emerald Health Bioceuticals from March 2017 to February 2020, the co-founder and principle of SOTRU Fermented Superfoods from February 2015 to January 2017 and the chief operating officer of Amen Clinics from December 2013 to January 2015. Mr. Beutler graduated from California College for Health Sciences with a Bachelors Degree in Respiratory Therapy.

Non-Employee Directors

Marc D. Beer, Executive Chairman, Director. Mr. Marc Beer has served as the Chairman of the Board of Biote since May 2022 and served as the chairman of the board of managers of Holdings since January 2021. Mr. Beer has also served as the chairman of the board of Origami Surgical LLC since April 2020 and as the chairman of the board of LumeNXT LLC since August 2018 as well. Prior to that, Mr. Beer co-founded Renovia Inc. in August 2016, where he previously held the positions of chairman of the board and chief executive officer and continues to serve as a strategic advisor. Before starting Renovia Inc., Mr. Beer was the chairman of the board of Minerva Neurosciences, Inc. (NASDAQ:NERV) from December 2013 to January 2018. Mr. Beer holds a BS from Miami University. Mr. Beer is qualified to serve as a director due to his significant leadership background and industry experience.

Dana Jacoby, Director. Ms. Dana Jacoby has served as a member of the Board of Biote since May 2022 and on the board of managers of Holdings since August 2021. Prior to Biote, Ms. Jacoby served as the chief executive officer of Specialty Networks Consulting from November 2015 to December 2020. In October 2017, Ms. Jacoby founded Vector Medical Group, where she continues to serve as chief executive officer. Ms. Jacoby holds an M.S. in Business and Healthcare, Master of Health Systems from the Robert Wood Johnson Medical School at the University of Medicine and Dentistry of New Jersey and a B.S. in Political Science and Public Relations from Louisiana State University. Ms. Jacoby is qualified to serve as a director due to her extensive leadership experience and background in the industry.

Mark Cone, Director. Dr. Mark Cone has served as a member of the Board of Biote since May 2022 and on the board of managers of Holdings since August 2021. Dr. Cone has also served as the Market President of Privia Health’s South Texas market (Nasdaq: PRVA) since October 2015 and as the President of Privia Medical Group Gulf Coast since October 2015. Additionally, since December 2013, Dr. Cone has served as Vice President of the Board of Directors of the U.S. Women’s Health Alliance and since October 2020, as chairman of the board of Global Women’s Health Providers, a Cedar Gate Technologies company. Prior to these positions, Dr. Cone was the chief executive officer of Complete MD Solutions, a physician management company from December 2014 to October 2015. He holds an M.D. from Baylor College of Medicine and a Bachelor of Science in Biology and Medicine from Texas A&M University. Dr. Cone is qualified to serve as a director due to his extensive industry and leadership experience.

Andrew R. Heyer, Director. Mr. Heyer has served as a member of the Board since May 2022. Mr. Heyer previously served as HYAC’s President and director since July 2020 until it completed its business combination in May 2022, and is a finance professional with over 40 years of experience investing in the consumer and consumer-related products and services industries, as well as a senior banker in leveraged finance during which time his clients included many large private equity firms. Mr. Heyer served as President and director of Haymaker II until it completed its business combination in December 2020 with GPM and ARKO Holdings, which together merged under a new holding company, ARKO Corp. (Nasdaq: ARKO) as part of the business combination, and has remained on the board since such time. Mr. Heyer was President and Director of Haymaker I until it completed its business combination with OneSpaWorld Holdings in March 2019, and has since remained on its board since such time. Currently, Mr. Heyer is the Chief Executive Officer and founder of Mistral Equity Partners (“Mistral”), a private equity fund manager founded in 2007 that invests in the consumer industry. Prior to founding Mistral in 2007, from 2000 to 2007, Mr. Heyer served as a Founding Managing Partner of Trimaran Capital Partners, a $1.3 billion private equity fund. Mr. Heyer was formerly a vice chairman of CIBC World Markets Corp. and a co-head of the CIBC Argosy Merchant Banking Funds from 1995 to 2001. Prior to joining CIBC World Markets Corp. in 1995, Mr. Heyer was a founder and Managing Director of The Argosy Group L.P. from 1985 to 1995. Before Argosy, from 1984 to 1985, Mr. Heyer was a Managing Director at Drexel Burnham Lambert Incorporated and, previous to that, he worked at Shearson/American Express. Mr. Heyer currently serves on the board of Tastemaker Acquisition Corp. (Nasdaq: TMKR), a SPAC which completed its $276 million initial public offering on January 12, 2021 and is searching for a target business in the restaurant, hospitality and related technology and service sectors. Mr. Heyer also currently serves as President and a Director of Haymaker Acquisition Corp. IV, a SPAC that has not yet completed its initial public offering, a Director of AF Acquisition Corp. (Nasdaq: AFAQ), a SPAC that completed its $224 million initial public offering on March 23, 2021, and a Director of Coliseum Acquisition Corp. (Nasdaq: MITA), a SPAC that completed its $150 million initial public offering on June 25, 2021. In addition, Mr. Heyer serves as an advisor to the board of directors of Ascendant Digital Acquisition Corp. III (NYSE: ACDI), a SPAC that completed its $300 million initial public offering on November 15, 2021. From 1993 through 2009, Mr. Heyer also served on the board of The Hain Celestial Group, Inc. (Nasdaq: HAIN), a natural and organic food and products company, rejoining the board from 2012 to April 2019. Mr. Heyer also serves on the board of several private companies owned in whole or in part by Mistral, including Worldwise, Inc., a pet accessories business from 2011 to the present, and The Lovesac Company, Inc. (Nasdaq: LOVE), a branded omni-channel retailer of technology-forward furniture, from 2010 to the present. Mr. Heyer has also served on the board of Insomnia Cookies, a retailer of desserts open primarily in the evening and nighttime, and on the investment committee of AF Ventures, an investor in high-growth consumer product companies. In the past, Mr. Heyer has served as a director of XpresSpa Group, Inc. from 2016 to 2019, Las Vegas Sands Corp., a casino company, from 2006 to 2008, El Pollo Loco Holdings, Inc., a casual Mexican restaurant, from 2005 to 2008, and Reddy Ice Holdings, Inc., a manufacturer of packaged ice products, from 2003 to 2006. Mr. Heyer received his B.Sc. and M.B.A. from the Wharton School of the University of Pennsylvania, graduating magna cum laude. Mr. Heyer is the brother of Mr. Steven Heyer, our Chief Executive Officer. Mr. Heyer is qualified to serve as a director due to his extensive finance, investment and operations experience, particularly in the consumer and consumer-related products and services industries.

Steven J. Heyer, Director. Mr. Heyer has served as a member of our Board since May 2022. Mr. Heyer previously served as HYAC’s Chief Executive Officer and Executive Chairman from July 2020 until HYAC completed its business combination in May 2022, and has over 40 years of experience in the consumer and consumer-related products and services industries, leading a range of companies and brands. Mr. Heyer has applied his experience and analytical skills in a variety of leadership positions across diverse industry groups, including broadcast media, consumer products, and hotel and leisure companies. Over the past ten years, he has been acting as an advisor and director to, and investor in, several private companies across the consumer subsectors of health and wellness, restaurants, technology, marketing services and technology and furniture. Mr. Heyer currently serves as Chief Executive Officer and a Director of Haymaker Acquisition Corp. IV, a SPAC that has not yet completed its initial public offering. Mr. Heyer served as the Chief Executive Officer and Chairman of Haymaker Acquisition Corp. II (“Haymaker II”) until it completed its business combination in December 2020 with GPM Investments, LLC (“GPM”) and ARKO Holdings Ltd. (“ARKO Holdings”), which together merged under a new holding company, ARKO Corp. (Nasdaq: ARKO) as part of the business combination, and has remained on its board since such time as a director. Mr. Heyer was Chief Executive Officer and Chairman of Haymaker I from its formation until it completed its business combination with OneSpaWorld Holdings (Nasdaq: OSW) in March 2019. Since its business combination, he has served as Vice Chairman on the board of directors of OneSpaWorld Holdings. Mr. Heyer’s operating experiences include: leading the turnaround of Outback Steakhouse as an advisor (from 2010 to 2012); as Chief Executive Officer of Starwood Hotels & Resorts Worldwide (from 2004 until 2007); as President and Chief Operating Officer of The Coca-Cola Company (from 2001 to 2004); as a member of the boards of Coca-Cola FEMSA, and Coca-Cola Enterprises (all from 2001 to 2004); as President and Chief Operating Officer of Turner Broadcasting System, Inc., and a member of AOL Time Warner’s Operating Committee (from 1994 to 2001); as President and Chief Operating Officer of Young & Rubicam Advertising Worldwide (from 1992 to 1994); and before that spending 15 years at Booz Allen & Hamilton, ultimately becoming Senior Vice President and Managing Partner. For the last five years, Mr. Heyer has served on the boards of Lazard Ltd, Lazard Group, and Atkins Nutritionals Inc. (each as further described below) as well as investing in a private capacity in early stage and venture consumer and consumer media companies. Mr. Heyer has extensive board experience, including: the board of Atkins Nutritionals Inc. until 2017, when it was acquired by Conyers Park Acquisition Corp, a publicly traded special purpose acquisition company; Lazard Ltd and Lazard Group (2005 to present); the board of WPP Group, a publicly traded digital, internet, and traditional advertising company (2000 to 2004); the board of Equifax, the publicly traded consumer credit reporting and insights company (2002 through 2003); the board of Omnicare,

Inc., a supplier of pharmaceutical care to the elderly (2008 through 2015); the board of Vitrue, Inc., a provider of social marketing publishing technologies (2007 through 2012); and the board of Internet Security Systems, Inc. a provider of internet security software, appliance, and services (2004 through 2005). In March 2011, Harry & David Holdings, Inc. (“Harry & David”), a company where Mr. Heyer had been Chief Executive Officer from 2010 until February 2011, filed a prearranged Chapter 11 plan under the U.S. Bankruptcy Code. Subsequently, Harry & David filed a reorganization plan in bankruptcy court in May 2011 and emerged from bankruptcy in September 2011. Mr. Heyer received his B.S. from Cornell University and an M.B.A. from New York University. Mr. Heyer is the brother of Mr. Andrew Heyer, our President. Mr. Heyer is qualified to serve as a director due to his extensive operations, management and business background, particularly in the consumer and consumer-related products and services industries.

Debra L. Morris, Director. Ms. Morris has served as a member of the Board since November 2022. Ms. Morris served as the executive vice president and chief financial officer of Apria, Inc. (Nasdaq: APR) from March 2013 through October 2022. Effective May 15, 2020, Ms. Morris serves as a Director for Alternative Logistics Technologies, Holdco, LLC (a.k.a EverDriven) and serves as the chair of the Audit Committee. Effective December 31, 2020, Ms. Morris serves as a Director for Rexford Industrial (REXR) and serves on the Audit, Compensation and Nomination and Governance committees. Ms. Morris holds a B.S. in Business Administration from Colby Sawyer College in New London, New Hampshire.

Family Relationships

Directors, Mr. Steven J. Heyer and Mr. Andrew R. Heyer are brothers.

Classified Board of Directors

Our business affairs are managed under the direction of the Board. The Board consists of six directors and is divided into three staggered classes of directors. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows, or in each case until their respective successors are elected and qualified, or until their earlier resignation, removal or death, or in each case until their respective successors are elected and qualified, or until their earlier resignation, removal or death:

•	the Class I directors, whose terms will expire in 2023, are Andrew Heyer and Dana Jacoby;

•	the Class II directors, whose terms will expire in 2024, are Steven Heyer, Mark Cone and Debra Morris; and

•	the Class III directors, whose terms will expire in 2025, are, Marc Beer and Terry Weber.

Director Independence

Nasdaq rules requires that a majority of our Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have determined that Messrs. Mark Cone, Steven Heyer, Andrew Heyer, Ms. Dana Jacoby and Ms. Debra L. Morris are “independent directors” as defined in Rule 10A-3 of the Exchange Act and the rules of Nasdaq. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The standing committees of our Board currently include an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees report to the Board as they deem appropriate and as the Board may request. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The principal functions of the audit committee include, among other things:

•

assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•

pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•

setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•

meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent auditor, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

The audit committee consists of Mr. Andrew Heyer, Ms. Dana Jacoby, Ms. Debra Morris and Mr. Steven Heyer, with Mr. Andrew Heyer serving as the chair of the audit committee. The Board has determined that each of Messrs. Andrew Heyer and Steven Heyer and Mmes. Jacoby and Morris qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. The Board also determined that Mr. Andrew Heyer qualifies as our “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K. Our Board has adopted a written charter for the Audit Committee, which is available free of charge on our corporate website (www.biote.com). The information on our website is not part of this prospectus.

Compensation Committee

The principal functions of the compensation committee include, among other things:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•

reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The compensation committee consists of Mr. Andrew R. Heyer, Mr. Mark Cone and Ms. Dana Jacoby, with Ms. Jacoby serving as the chair of the compensation committee. Our Board has determined that each of Messrs. Heyer and Cone and Ms. Jacoby qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership. Our Board has adopted a written charter for the compensation committee, which is available free of charge on our corporate website (www.biote.com). The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

The principal functions of the nominating and corporate governance committee include, among other things:

•

screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee consists of Mr. Marc Beer, Mr. Mark Cone and Mr. Steven Heyer, with Mr. Heyer serving as the chair of the nominating and corporate governance committee. Although Nasdaq rules generally require a listed company to have a nominating committee composed entirely of independent directors, our Board has determined that Mr. Beer’s membership on the nominating and corporate governance committee satisfies the standards set out in Nasdaq Rule 5605(e)(3) for non-independent committee members and is in the best interest of Biote and its stockholders due to Mr. Beer’s significant leadership background and industry experience. Our Board has adopted a written charter for the nominating and corporate governance committee, which is available free of charge on our corporate website (www.biote.com). The information on our website is not part of this prospectus.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, executive officers and employees that complies with the rules and regulations of Nasdaq, which is available free of charge on our corporate website (www.biote.com). In addition, we intend to post on our website all disclosures that are required by law or the listing standards of concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this registration statement. We also intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. You may review these documents by accessing public filings at the SEC’s web site at www.sec.gov.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our named executive officers who are identified in the 2022 Summary Compensation Table below, who are also the named executive officers of Biote.

Overview

We have opted to comply with the executive compensation disclosure rules applicable to emerging growth companies, as the Company is an emerging growth company. The scaled down disclosure rules require compensation disclosure for Biote’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2022 exceeded $100,000 and who were serving as executive officers as of December 31, 2022. We refer to these individuals as “named executive officers.” For 2022, Biote’s named executive officers were:

•	Teresa S. Weber, Biote’s Chief Executive Officer;

•	Samar Kamdar, Chief Financial Officer; and

•	Mary Elizabeth Conlon, Vice President, Business Development & General Counsel.

Summary Compensation Table

The following table sets forth information for each of the last two completed fiscal years regarding compensation awarded to or earned by our Chief Executive Officer and the two other most highly compensated executive officers, or collectively, the named executive officers, during the fiscal years indicated:

Name and Principal Position	Year	Salary(1)	Stock Awards(2) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation(3) ($)		Total ($)
Teresa S. Weber	2022	518,636	340,160	2,689,432	2,475,900	(4)(5)	—		6,691,608
Chief Executive Officer	2021	1,472,530	—	—	—		1,799	(8)	1,474,329
Samar Kamdar(6)	2022	118,542	—	595,945		(5)	3,556		761,582
Chief Executive Officer	2021	—	—	—	—		—		—
Mary Elizabeth Conlon(7)	2022	355,038	—	291,212		(5)	9,150		760,348
Vice President, Business Development & General Counsel	2021	167,308	1,436,555	—	35,000		2,423		1,641,286

(1)	Salary amounts represent actual amounts earned during the applicable year. See “—Narrative to the Summary Compensation Table—Annual Base Salary” below.
(2)

Amounts represent the aggregate grant date fair value of the awards granted to our named executive officers during the years indicated as computed in accordance with Accounting Standards Codification Topic 718 (“ASC 718”). For additional information on these awards, please see “—Outstanding Equity Awards at Fiscal Year-End.”

(3)	The amounts in this column represent Biote’s matching contributions to the named executive officer’s 401(k) plan.
(4)	Amount reflects performance-based cash bonuses awarded to Ms. Weber during the fiscal year ended December 31, 2022 in connection with the Closing of the Business Combination.
(5)

Amounts reflect target performance-based cash bonuses awarded to our named executive officers. See “—Narrative to Summary Compensation Table—Non-Equity Incentive Plan Compensation” below for a description of the material terms of the program pursuant to which this compensation is awarded. The 2022 target performance-based cash bonus for each of Ms. Weber, Mr. Kamdar (pro-rated for the portion of fiscal 2022 in which he was employed by us), and Ms. Conlon is $335,416, $43,540, and 104,948, respectively. The determination of the actual full bonus amount earned by Ms. Weber, Mr. Kamdar and Ms. Conlon in 2022 has not yet been determined. The Compensation Committee expects to determine such bonus awards in the first quarter of 2023, and the amounts of these awards will be disclosed in a Current Report on Form 8-K under Item 5.02(f), once determined.
(6)	Mr. Kamdar was appointed as the Company’s Chief Financial Officer, effective August 24, 2022. Amounts in the table reflect actual compensation awarded to Mr. Kamdar and are not annualized.
(7)

Ms. Conlon was appointed as the Company’s Vice President, Business Development & General Counsel in June 2021. Amounts in the table reflect actual compensation awarded to Ms. Conlon and are not annualized.

(8)	For Ms. Weber, the amounts in this column also include reimbursements for participation in certain professional association activities incurred for our year ended December 31, 2021.

Narrative to the Summary Compensation Table

Annual Base Salary

Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. See “—Employment Arrangements” for additional information.

The following table sets forth the annual base salaries for our named executive officers for 2021 and 2022.

Name and Principal Position	2021 Base Salary ($)	2022 Base Salary ($)
Teresa S. Weber	400,000	575,000
Samar Kamdar(1)	N/A	350,000
Mary Elizabeth Conlon(2)	300,000	395,400

(1)	Mr. Kamdar was appointed as the Company’s Chief Financial Officer, effective August 24, 2022. The base salary reflected for Mr. Kamdar represents his annualized salary.
(2)	Ms. Conlon was appointed as the Company’s Vice President, Business Development & General Counsel in June 2021.

Non-Equity Incentive Plan Compensation

We seek to motivate and reward our executives for achievements relative to our corporate goals and expectations for each fiscal year. In accordance with the terms of their respective employment agreements, our named executive officers are eligible to receive discretionary annual bonuses of up to a percentage of each executive’s gross base salary based on individual performance, company performance or as otherwise determined appropriate, as determined by the Compensation Committee of the Board.

The Board previously approved specified company and individual performance metrics for annual bonuses for our executives for fiscal 2022. Mr. Kamdar is eligible to receive a pro-rated bonus award for the portion of 2022 during which he was employed by us. The Compensation Committee has not yet determined the percentage attainment of these metrics for 2022. The Compensation Committee expects to determine such actual bonus amounts in the first quarter of 2023, and the amounts of these awards will be disclosed in a Current Report on Form 8-K under Item 5.02(f), once determined.

The following table sets forth the bonus target percentage for our named executive officers for 2022.

Name and Principal Position	2022 Bonus Target (%)
Teresa S. Weber	100
Samar Kamdar(1)	40
Mary Elizabeth Conlon	40

(1)	Mr. Kamdar was appointed as the Company’s Chief Financial Officer, effective August 24, 2022.

Equity-Based Incentive Awards

Our equity-based incentive awards granted to our named executive officers are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. As of the date of this prospectus, stock awards and stock option awards were the only form of equity awards we have granted to any of our executive officers.

We use stock options as an incentive for long-term compensation to our executive officers because the stock options allow our executive officers to profit from this form of equity compensation only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. Vesting of equity awards is generally tied to each officer’s continuous service with us and serves as an additional retention measure. We may grant equity awards at such times as the Board or Compensation Committee determines appropriate. Our executives generally are awarded an initial grant in the form of a stock option award in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

As of the date of this prospectus, we have granted all stock options pursuant to our Incentive Plan. The terms of our equity plans are described below under “—Equity Incentive Plans.”

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “— Outstanding Equity Awards at Fiscal Year-End.”

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by Biote’s named executive officers as of December 31, 2022. All awards were granted pursuant to the Incentive Plan. See the section titled “—Equity Benefit Plans—Incentive Plan” below for additional information.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price(1) ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(2)
Teresa S. Weber	—	1,137,430	(3)	$4.00	9/14/2032	85,040	317,199
Samar Kamdar(4)	—	250,000	(3)	$4.00	9/14/2032	—	—
Mary Elizabeth Conlon	—	123,161	(3)	$4.00	9/14/2032	63,606	237,250

(1)

All of the option awards listed in the table were granted with an exercise price per share that is no less than the fair market value of our Class A common stock on the date of grant of such award, as determined in good faith by the Board.

(2)

The market value of unvested shares is calculated by multiplying the number of unvested shares by the closing market price of our Class A common stock on Nasdaq on December 30, 2022, the last trading day of the year, which was $3.73 per share.

(3)

50% of the shares vest on the second-year anniversary of the vesting commencement date, with the remainder of the shares vesting in 24 equal monthly installments thereafter, subject to the recipient’s continuous service through each applicable vesting date.

(4)	Mr. Kamdar was appointed as the Company’s Chief Financial Officer, effective August 24, 2022.

See “—Potential Payments and Benefits upon Termination or Change of Control” for a description of vesting acceleration applicable to stock options held by our named executive officers.

We may in the future, on an annual basis or otherwise, grant additional equity awards to our executive officers pursuant to our equity incentive plans, the terms of which are described below under “—Equity Incentive Plans.”

Benefits and Perquisites

We provide benefits to our named executive officers on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; employee assistance program; life planning, financial and legal resources; and worldwide emergency travel assistance. We do not maintain any executive-specific benefit or executive perquisite programs other than as provided in the agreements described in the section immediately below.

Other than the director and officer insurance coverage we maintain for our directors and officers, we do not maintain any executive-specific health and welfare benefit or perquisites.

Health and Welfare Benefits and Perquisites

We provide benefits to our named executive officers on the same basis as provided to all of our employees, including: health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; life planning financial and legal resources; and worldwide emergency travel assistance.

401(k) Plan

Biote’s named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may contribute a portion of their annual compensation to the 401(k) Plan, subject to the maximum annual amounts as set periodically by the IRS. The Company makes a safe harbor, non-elective contribution to the 401(k) Plan equal to 3% of each participant’s eligible employee compensation. Safe harbor contributions vest immediately for each participant.

Employment and Other Arrangements

Below are descriptions of our employment agreements and arrangements with our named executive officers. The agreements generally provide for at-will employment without any specific term and set forth the named executive officer’s initial base salary and annual target bonus. Each named executive officer is also eligible to participate in all employee benefit plans that are generally available to our employees. Furthermore, each of our named executive officers has executed our standard employee confidential information and invention assignment agreement, which includes, among other things, non-solicitation and non-competition provisions.

Teresa Weber

Biote Medical entered into a services agreement with Ms. Weber effective as of May 26, 2022. Ms. Weber’s services agreement provides that she will serve as the Chief Executive Officer of Biote and BioTE Management, LLC, and as a member of the Board, receive an annual base salary of $575,000 and be eligible for a discretionary annual cash bonus, with a target of 100% of base salary based on annual performance standards to be established and determined by Biote in its sole discretion.

In addition, Ms. Weber’s services agreement provides for severance benefits upon an involuntary termination. Ms. Weber’s amended and restated employment agreement provides that if Ms. Weber’s employment is terminated without cause or with good reason she shall receive (a) continuation of her then-current base salary plus (b) payment of monthly COBRA premiums for continuation coverage under her medical, dental and life insurance plans coverage (if any) as in effect on the day prior to the effective date of her termination, for a period of 18 months if such termination is in connection with a change in control event, or

12 months if such termination is not in connection with a change in control event. In addition, in the event such termination is in connection with a change in control event, Ms. Weber shall also receive a monthly payment in an amount equal to 1/12th of her then-current target bonus for a period of 18 months. Such payments are contingent on Ms. Weber’s execution and nonrevocation of an effective written release of claims and the COBRA premium payments shall cease in the event Ms. Weber (i) becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment or (ii) ceases to be eligible for COBRA continuation coverage.

Samar Kamdar

On July 15, 2022, Biote Medical entered into an employment agreement with Samar Kamdar, which was amended on August 24, 2022. The employment agreement provides for Mr. Kamdar’s at-will employment as the Chief Financial Officer for a term commencing on August 24, 2022 and continuing until terminated by either the Company or Mr. Kamdar. Under the terms of the Employment Agreement, Mr. Kamdar will be entitled to: (i) an annualized base salary of $350,000 per year; (ii) an annual bonus of up to 40% of his base salary; (iii) an initial grant of 250,000 stock options pursuant to the Company’s Incentive Plan and eligibility to participate in the Incentive Plan; and (iv) eligibility to participate in the Company’s employee benefit plans and programs in accordance with the terms and conditions of the applicable plans and programs.

In addition, Mr. Kamdar’s employment agreement provides that if Mr. Kamdar’s employment is terminated without cause or with good reason he shall receive (i) continuation of his then-current base salary plus (ii) payment of monthly COBRA premiums for continuation coverage under his medical, dental and life insurance plans coverage (if any) as in effect on the day prior to the effective date of his termination, for a period of 12 months if such termination is in connection with a change in control event, or 9 months if such termination is not in connection with a change in control event. In addition, in the event such termination is in connection with a change in control event, Mr. Kamdar shall also receive a monthly payment an amount equal to 1/12th of his then-current target bonus for a period of 12 months. Such payments are contingent on Mr. Kamdar’s execution and nonrevocation of an effective written release of claims and the COBRA premium payments shall cease in the event Mr. Kamdar (i) becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment or (ii) ceases to be eligible for COBRA continuation coverage. Biote has also entered into an indemnification agreement with Mr. Kamdar on the same terms as it has with its other directors and executive officers.

Mary Elizabeth Conlon

On May 31, 2022, Biote Medical entered into an employment agreement with Mary Elizabeth Conlon, effective as of May 26, 2022. Ms. Conlon’s employment agreement provides that she will serve as Biote’s Vice President, Business Development & General Counsel, receive an annual base salary of $395,400 and be eligible for a discretionary annual cash bonus, with a target of 40% of base salary based on annual performance standards to be established and determined by Biote in its sole discretion.

In addition, Ms. Conlon’s employment agreement provides that if Ms. Conlon’s employment is terminated without cause or with good reason she shall receive (a) continuation of her then-current base salary plus (b) payment of monthly COBRA premiums for continuation coverage under her medical, dental and life insurance plans coverage (if any) as in effect on the day prior to the effective date of her termination, for a period of 12 months if such termination is in connection with a change in control event, or 9 months if such termination is not in connection with a change in control event. In addition, in the event such termination is in connection with a change in control event, Ms. Conlon shall also receive a monthly payment an amount equal to 1/12th of her then-current target bonus for a period of 12 months. Such payments are contingent on Ms. Conlon’s execution and nonrevocation of an effective written release of claims and the COBRA premium payments shall cease in the event Ms. Conlon (i) becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment or (ii) ceases to be eligible for COBRA continuation coverage. Biote has also entered into an indemnification agreement with Ms. Conlon on the same terms as it has with its other directors and executive officers.

Marc Beer

Biote Medical entered into an executive chair agreement with Mr. Beer effective as of May 26, 2022, providing for Mr. Beer to serve as Biote’s Executive Chairman of the Board, receive a cash fee of $242,000 and be eligible for a discretionary annual cash bonus, with a target of 100% of cash fee based on financial performance standards of the Company to be established and determined by Biote in its sole discretion.

Potential Payments Upon Termination or Change in Control

The employment agreements for our named executive officers provide for severance and change in control benefits as described above under “—Employment Arrangements.”

Equity Benefit Plans

Equity-based compensation has been and will continue to be an important foundation in executive compensation packages as Biote believes it is important to maintain a strong link between executive incentives and the creation of stockholder value. Biote believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives. Below is a description of our Incentive Plan and ESPP (each as defined below).

Incentive Plan

The following summary describes the material terms of the Incentive Plan, which was approved by our stockholders on May 24, 2022 and adopted by the Board on May 26, 2022.

Awards. The Incentive Plan provides for the grant of incentive stock options (“ISOs”) to employees and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards (“RSAs”), restricted stock unit awards (“RSUs”), performance awards and other forms of stock awards to employees, directors, and consultants.

Share Reserve. Subject to certain capitalization adjustments, the aggregate number of shares of Class A common stock that may be issued pursuant to stock awards under the Incentive Plan will not exceed 11,965,873 shares (the “Incentive Plan Share Reserve”). The maximum number of shares of Class A common stock that may be issued pursuant to the exercise of ISOs under the Incentive Plan is 35,897,619 shares.

Shares issued under the Incentive Plan may be authorized but unissued or reacquired shares. Shares subject to stock awards granted under the Incentive Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the Incentive Plan. Additionally, shares issued pursuant to stock awards under the Incentive Plan that are repurchased or forfeited, as well as shares that are reacquired as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the Incentive Plan.

Phantom Share Reserve. An additional 3,887,750 shares of Class A common stock, subject to certain capitalization adjustments, are reserved under the Incentive Plan to be used exclusively to satisfy our obligations under the Phantom Equity Acknowledgements (the “Phantom Share Reserve”). The Phantom Share Reserve shall be in addition to and shall not reduce the Incentive Plan Share Reserve, provided that any shares of Class A common stock issued pursuant the Phantom Share Reserve shall constitute awards under the Incentive Plan for all other relevant purposes. The shares of Class A common stock issued to satisfy the obligations under the

Phantom Equity Acknowledgments that are forfeited, canceled, held back upon exercise or settlement to cover the exercise price or tax withholding, reacquired or repurchased by the Company, satisfied without the issuance of Class A common stock or otherwise terminated (other than by exercise) shall be added back to the Phantom Share Reserve, but shall not be added back to the Incentive Plan Share Reserve.

Plan Administration. The Board, or a duly authorized committee thereof, has the authority to administer the Incentive Plan. The Board may also delegate to one or more officers the authority to (i) designate employees other than officers to receive specified stock awards and (ii) determine the number of shares to be subject to such stock awards. Subject to the terms of the Incentive Plan, the plan administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the Incentive Plan. The plan administrator has the power to modify outstanding awards under the Incentive Plan. Subject to the terms of the Incentive Plan, the plan administrator also has the authority to reprice any outstanding option or stock award, cancel and re-grant any outstanding option or stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. As of September 30, 2022, options to purchase 4,250,173 shares of Class A common stock were outstanding under the Incentive Plan. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Class A common stock on the date of grant. Options granted under the Incentive Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The standard form of option award agreement under the Incentive Plan provides that options will vest 50% on the second anniversary of the vesting commencement date with the remainder vesting ratably over the next 24 months, subject to continued service through each applicable date. Under the Incentive Plan, the plan administrator has the authority to grant awards with early exercise rights and to provide for accelerated vesting.

The plan administrator determines the term of stock options granted under the Incentive Plan, up to a maximum of 10 years. If an optionholder’s service relationship with the Company or any of its affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with the Company or any of its affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with the Company or any of its affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In no event may an option be exercised beyond the expiration of its term. Unless explicitly provided otherwise in an option agreement, options will terminate immediately upon a termination for “cause” (as defined in the Incentive Plan).

Acceptable consideration for the purchase of the Class A common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft, or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of the Class A common stock previously owned by the optionholder, (iv) a net exercise of the option if it is an NSO and (v) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of the Class A common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by the Company may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the Company’s total combined voting power or that of any of the Company’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted under RSA agreements adopted by the plan administrator. An RSA may be awarded in consideration for cash, check, bank draft or money order, past services, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of RSAs, including vesting and forfeiture terms. Except as provided otherwise in the applicable award agreement, if a participant’s service relationship ends for any reason, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares held by the participant under the participant’s RSA that have not vested as of the date the participant terminates service.

Restricted Stock Unit Awards. As of September 30, 2022, 2,905,015 shares of Class A common stock were issuable upon the vesting of outstanding restricted stock units under the Incentive Plan. Restricted stock units are granted under RSU agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a SAR, which generally cannot be less than 100% of the fair market value of the Class A common stock on the date of grant (however, a SAR may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a corporate transaction, as such term is defined in the Incentive Plan, and in a manner consistent with the provisions of Sections 409A). A SAR granted under the Incentive Plan vests at the rate specified in the SAR agreement as determined by the plan administrator.

Performance Awards. The Incentive Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of the Class A common stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of the Class A common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the plan administrator retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the applicable award agreement or the written terms of a performance cash award. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to the Class A common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid by the Company to any individual for service as a non-employee director with respect to any calendar year (such period, the “annual period”), including stock awards and cash fees paid by the Company to such non-employee director, will not exceed (i) $750,000 in total value or (ii) in the event such non-employee director is first appointed or elected to the board during such annual period, $1,200,000 in total value. For purposes of these limitations, the value of any such stock awards is calculated based on the grant date fair value of such stock awards for financial reporting purposes.

Changes to Capital Structure. In the event there is a specified type of change in the Company’s capital structure, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, appropriate adjustments will be made for the purposes of preventing dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan to (i) the class(es) and maximum number of shares of the Class A common stock subject to the Incentive Plan and the maximum number of shares by which the share reserve may annually increase; (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of common stock subject to outstanding awards.

Corporate Transactions. The following applies to stock awards under the Incentive Plan in the event of a Corporate Transaction, as defined in the Incentive Plan, unless otherwise provided in a participant’s stock award agreement or other written agreement with the Company or unless otherwise expressly provided by the plan administrator at the time of grant. In the event of a Corporate Transaction, any stock awards outstanding under the Incentive Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by the Company with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by the Company with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the plan administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by the Company with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants. In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value, at the effective time, to the excess (if any) of (1) the value of the property the participant would have received upon the exercise of the stock award over (2) any exercise price payable by such holder in connection with such exercise.

Change in Control. In the event of a change in control, as defined under the Incentive Plan, awards granted under the Incentive Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Plan Amendment or Termination. The Company has the authority to amend, suspend, or terminate the Incentive Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date the board of directors of the Company adopts the Incentive Plan.

ESPP

The following summary describes the material terms of the ESPP, which was approved by our stockholders on May 24, 2022 and adopted by the Board on May 26, 2022.

Share Reserve. Subject to certain capitalization adjustments, the aggregate number of shares of Class A common stock that may be issued pursuant to the ESPP may not exceed 797,724 shares, plus the number of shares of Class A common stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2023 and ending on January 1, 2032 in an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding and securities convertible into or exchangeable for the Company’s common stock on December 31st of the preceding calendar year, and (ii) the initial share reserve. If purchase rights granted under the ESPP terminate without having been exercised, the shares of the Class A common stock not purchased under such purchase rights will again become available for issuance under the ESPP.

Plan Administration. The Board, or a duly authorized committee thereof, will have the authority to administer the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of the Class A common stock on specified dates during such offerings. Under the ESPP, the plan administrator may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of the Class A common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by the Company or by any of the Company’s designated affiliates, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, up to a specified percentage of their earnings (as defined by the Board in each offering) for the purchase of the Class A common stock under the ESPP. The Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to not less than the lesser of (i) 85% of the fair market value of a share of the Class A common stock on the first date of an offering or (ii) 85% of the fair market value of a share of the Class A common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the plan administrator, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of the Class A common stock based on the fair market value per share of the Class A common stock at the beginning of an offering for each year such a purchase right is outstanding. No employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of the Company’s common stock measured by vote or value pursuant to Section 424(d) of the Code. Additionally, the Board may provide that highly compensated employees within the meaning of Section 423(b)(4)(D) of the Code may be prohibited from participating in an offering.

Changes to Capital Structure. In the event that there occurs a change in the Company’s capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transactions, the plan administrator will make appropriate adjustments to (i) the class(es) and maximum number of shares reserved under the ESPP, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and maximum number of shares and purchase price applicable to all outstanding offerings and purchase rights and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction, as defined in the ESPP, any then-outstanding rights to purchase shares under the ESPP may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of the Class A common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. The Board has the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. The Company must obtain stockholder approval of any amendment to the ESPP to the extent required by applicable law or listing rules.

Director Compensation

Cash and Equity Compensation

The Company’s non-employee director compensation policy, effective as of November 14, 2022, is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders. Under this policy, we pay each of our non-employee directors a cash retainer for service on the Board and for service on each committee on which the director is a member. The chairman of the Board and the lead director will each receive a higher retainer for such services. The chairperson of each committee will also receive a higher retainer for such service. These retainers are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on the Board or the applicable committee.

The retainers to be paid to non-employee directors for service on the Board and for service on each committee of the Board on which the director is a member is as follows:

Name	Annual Service Retainer ($)	Chairperson Additional Retainer ($)
Board of Directors(1)	$45,000	$35,000
Audit Committee	$10,000	$20,000
Compensation Committee	$7,500	$15,000
Nominating and Corporate Governance Committee	$5,000	$10,000

(1)	The lead director will receive a retainer of $20,000, in addition to the annual service retainer.

Instead of receiving the foregoing retainers as a cash fee, non-employee directors may elect to receive an award of fully vested deferred settlement RSUs in lieu of all, but no less than all, of such fees. Such RSUs will be granted on the same day as the annual grants (described below) are made and will be fully vested upon grant, but settlement of such RSUs will be deferred until the earlier of (i) the date such director ceases to continue to serve as a director and (ii) such date as specified by the director in the election for such grant.

In addition, in November 2022, the Executive Chairman received an option to purchase shares of our Class A common stock with a grant value of $1,121,724, with 50% of the shares vesting on the second-year anniversary of the vesting commencement date, with the remainder of the shares vesting in 24 equal monthly installments thereafter, subject to the recipient’s continuous service through each applicable vesting date, and each non-employee director elected to the Board received an option to purchase shares of our Class A common stock with a grant value of approximately $144,000 to $146,000. The shares subject to this initial option grant will vest monthly over a three-year period, subject to the director’s continued service as a director. Further, on the date of each annual meeting of stockholders, each non-employee director that continues to serve as a non-employee director will receive an option to purchase shares of our Class A common stock with a grant value of $175,000. The shares subject to each annual option grant will vest in full on the earlier of the first anniversary of the grant date or the day prior to the date of our next annual stockholder meeting, subject to the director’s continued service as a director. The exercise price per share of these options will equal the fair market value of our Class A common stock on the date of grant. All options granted under this policy will vest in full upon the occurrence of a change in control (as defined in the Incentive Plan) prior to the termination of the director’s continuous service.

Each non-employee director may elect to convert his or her cash compensation into an award of restricted stock units, which we refer to as the retainer grant. If a non-employee director timely makes this election, each such retainer grant will be automatically granted on the first business day following the date the corresponding cash compensation otherwise would be paid under the policy and will cover a number of shares of our common stock equal to (A) the aggregate amount of the corresponding cash compensation otherwise payable to the non-employee director divided by (B) the closing sales price per share of our common stock on the date the corresponding cash compensation otherwise would be paid (or, if such date is not a business day, on the first business day thereafter), rounded down to the nearest whole share. In addition, each retainer grant will be fully vested on the grant date.

Notwithstanding the foregoing, any member of the Board that is entitled to the above compensation may elect to forego all or a portion of such compensation from time to time by giving notice to the Company.

Director Compensation

The following table sets forth information regarding the compensation earned for service on the Board by our non-employee directors during the year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Marc D. Beer	242,000	1,121,724	240,185	(2)	1,603,909
Dana Jacoby	41,731	70,265	—		111,996
Mark Cone	34,279	70,265	—		104,544
Steven Heyer	50,673	143,777	—		194,450
Andrew Heyer	43,221	143,777	—		186,998
Debra Morris	8,861	145,987	—		154,848

(1)

The amounts reported in this column reflect the aggregate grant date fair value of the stock and option awards granted to our directors as computed in accordance with ASC Topic 718. Note that the amounts reported in this column reflect the accounting cost for these awards and do not reflect the actual economic value that may be realized by the directors.

(2)

Reflects performance-based cash bonus awarded to Mr. Beer. See “—Employment Arrangements—Marc Beer” above for a description of the material terms of the program pursuant to which this compensation will be awarded. The 2022 target performance-based cash bonus for Mr. Beer is $240,185. The determination of the actual full bonus amount earned by Mr. Beer in 2022 has not yet been determined. The Compensation Committee expects to determine such bonus awards in the first quarter of 2023, and the amount of this award will be disclosed in a Current Report on Form 8-K under Item 5.02(f), once determined

The table below shows each non-employee director who was serving, and held outstanding equity awards, as of December 31, 2022.

Name	Shares Underlying Options Outstanding (Vested) at Fiscal Year End	Shares Underlying Options Outstanding (Unvested) at Fiscal Year End	Vested Stock Awards at Fiscal Year End	Unvested Stock Awards at Fiscal Year End
Marc D. Beer	—	477,721	—	—
Dana Jacoby	—	31,696	23,473	15,902
Mark Cone	—	31,696	23,473	15,902
Steven Heyer	12,326	51,066	—	—
Andrew Heyer	12,326	51,066	—	—
Debra Morris	1,760	61,632	—	—

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation and indemnification arrangements for our directors and executive officers, which are described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2021 and each currently proposed transaction in which:

•	HYAC or Biote has been or is to be a participant;

•	the amounts involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets on a consolidated basis at year end for the past two fiscal years; and

•

any of our directors, executive officers or holders of more than five percent of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

HYAC’s Related Party Transactions

On July 6, 2020, the Sponsor paid $25,000 to cover certain of HYAC’s offering costs in exchange for 8,625,000 shares of Class B common stock, 687,500 of which were subsequently forfeited in connection with the partial exercise of the over-allotment option by the underwriters in order for the Sponsor to maintain ownership of 20.0% of the issued and outstanding shares of the company.

The Sponsor purchased an aggregate of 5,566,666 private placement warrants, exercisable for one share of Class A common stock at $11.50 per share for an aggregate purchase price of $8,350,000, or $1.50 per warrant, in a private placement that occurred simultaneously with the IPO. The private placement warrants, including the shares of Class A common stock issuable upon exercise of the private placement warrants, may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of HYAC’s initial Business Combination.

Prior to the Business Combination, HYAC utilized office space at 501 Madison Avenue, Floor 12, New York, New York 10022 from our Sponsor. HYAC paid an affiliate of our Sponsor $20,000 per month for office space, utilities, secretarial and administrative services provided to our directors and officers. Upon completion of our initial Business Combination, HYAC ceased paying these monthly fees.

Except as otherwise disclosed, no compensation of any kind, including finder’s and consulting fees, was, or will be, paid by HYAC to the Sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of our initial Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. HYAC’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, officers, directors or our or their affiliates.

The Sponsor agreed to loan HYAC up to $300,000 to be used for a portion of the expenses of the IPO. These loans were non-interest bearing, unsecured and were due at the earlier of December 31, 2020 or the closing of the IPO. The loan was fully paid off at the completion of the IPO on March 4, 2021. On February 28, 2022, HYAC issued an unsecured promissory note in the principal amount of $350,000 to the Sponsor. This loan is non-interest bearing. At the election of the Sponsor, all or a portion of the unpaid principal amount of such note may be converted into private placement warrants of Biote at a price of $1.50 per warrant. The principal balance of the promissory note was due on the Closing Date.

All of the foregoing payments to an affiliate of the Sponsor, repayments of loans from the Sponsor or repayments of Working Capital Loans prior to the Business Combination were made using funds held outside the trust account and were permitted to be made from interest earned on the trust account and released to us to pay our taxes.

Following the Business Combination, HYAC’s directors and officers who remain with Biote may be paid consulting, management or other fees from the Biote to the extent disclosed to Biote’s stockholders, to the extent then known, in this registration statement or other proxy materials furnished to our stockholders.

HYAC’s Related Party Policy

HYAC’s audit committee of the board of directors had adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” The policy provided that a “related party transaction” is defined in the policy as any consummated or proposed transaction or series of transactions: (i) in which HYAC was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the HYAC’s total assets at year-end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy included: (i) HYAC’s directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of HYAC’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee would consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third-party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of HYAC and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of HYAC’s board of directors and on his or her eligibility to serve on HYAC board of director’s committees. The policy required that HYAC’s management present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, HYAC was permitted to consummate related party transactions only if the audit committee approved or ratified the transaction in accordance with the guidelines set forth in the policy. The policy did not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Biote’s Related Party Transactions

Guarantees

On June 25, 2021, Dr. Gary S. Donovitz, Biote’s founder, former chairman and one of our five percent or greater stockholders, entered into a Personal Guaranty of Lease pursuant to which Dr. Donovitz guaranteed the performance of BioTE Medical’s covenants and agreements under that certain Revised Lease Agreement (the “Office Lease”), dated June 25, 2021, by and between Hollman Inc., as landlord, and BioTE Medical, as tenant, for the lease of office and warehouse space located at 1875 Walnut Hill Lane, Suite 100, Irving, Texas 75038. Over the term of the Office Lease, BioTE Medical is obligated to pay Hollman Inc. a total of $2,279,400, with remaining rental payments of $21,400 per month owed through June 30, 2023.

Employment Relationships

Mandy Cotten, the daughter of Dr. Gary S. Donovitz, Biote’s founder, former chairman and one of our five percent or greater stockholders, was employed by BioTE Medical as a Clinic Director from September 1, 2015 to June 14, 2022. Mandy Cotten also provided services as a proctor and, from January 1, 2021 to June 14, 2022, Mandy Cotten also managed Biote’s therapy hotline. Mandy Cotten’s compensation included an annual salary of $137,000 in addition to a potential bonus based on services performed for Biote.

BioTE Medical granted Mandy Cotten phantom equity for her contributions as key personnel pursuant to that certain Phantom Equity Rights Grant Notice and Award Agreement, dated January 1, 2021, by and between

BioTE Medical and Mandy Cotten (the “Cotten Phantom Equity Award”), which were forfeited as a result of her departure on June 9, 2022. Pursuant to the Cotten Phantom Equity Award, Mandy Cotten was entitled to receive a stated percentage of the net sales proceeds of a change in control paid or payable to Biote or Biote’s Members. BioTE Medical’s board of managers determined that the net sale proceeds from the Business Combination was $555,000,000, and that such amount would be satisfied through the issuance of, in the aggregate, approximately 138,750 shares of the Company’s Class A common stock to Mandy Cotten, to be issued in eight equal quarterly installments following the Closing of the Business Combination; however, the Cotten Phantom Equity Award was forfeited as a result of her departure on June 9, 2022.

Lani Hammonds-Donovitz, the wife of Dr. Gary S. Donovitz, Biote’s founder, former chairman and one of our five percent or greater stockholders, was employed by BioTE Medical as a Liaison from February 1, 2018 to December 31, 2020, and employed by BioTE Medical from January 1, 2021, through April 30, 2020, as Director, Business Development — Research. Effective May 1, 2021, Ms. Donovitz became an independent contractor of BioTE Medical pursuant to that certain Independent Contractor Agreement with Lani D. Consulting, a company affiliated with Ms. Hammonds-Donovitz, which was terminated immediately prior to the Closing. Total compensation received by Ms. Donovitz and Lani D. Consulting was $222,456 and $265,936 for the years ended December 31, 2020 and December 31, 2021, respectively.

Founder Advisory Agreement

On May 18, 2022, BioTE Medical and Dr. Gary S. Donovitz, MD, the founder of BioTE Medical (the “Founder Advisor”), entered into a Founder Advisory Agreement, effective as of the Closing (the “Founder Advisory Agreement”). Pursuant to the Founder Advisory Agreement, the Founder Advisor transitioned from an officer and manager of BioTE Medical into the role of Founder Advisor and Senior Advisor (as defined in the Founder Advisory Agreement) as of the Closing. Pursuant to the Founder Advisory Agreement, Founder Advisor provides strategic advisory services to BioTE Medical for a period of four years, unless terminated earlier pursuant to the terms of the Founder Advisory Agreement, and receives an annual fee equal to $300,000 per year, continued coverage under BioTE Medical’s employee benefits and reimbursement for reasonable business expenses.

Independent Contractor Agreement

On May 18, 2022, BioTE Medical entered into an Independent Contractor Agreement with Lani D. Consulting, a company affiliated with Lani Hammonds Donovitz, the wife of Dr. Gary S. Donovitz, MD, Biote’s founder and one of our five percent or greater stockholders (the “New Independent Contractor Agreement”). Immediately upon the Closing, the New Independent Contractor Agreement replaced the Independent Contractor Agreement, dated as of May 3, 2021, between Lani D. Consulting and BioTE Medical. Pursuant to the New Independent Contractor Agreement, Lani D. Consulting will provide certain services to BioTE Medical for a period of four years, unless terminated earlier pursuant to the terms of the New Independent Contractor Agreement, and will receive an annual fee equal to $250,000 per year and reimbursement for reasonable business expenses. The New Independent Contractor Agreement was terminated effective September 9, 2022.

Related Party Policy

Although Biote has not had a written policy for the review and approval of transactions with related persons prior to the Business Combination, its board of managers has historically reviewed and approved any transaction where a managers or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a manager or officer’s relationship or interest in the agreement or transaction were disclosed to the board of managers.

Related Party Transactions in Connection with the Business Combination

TRA

Simultaneously with the Closing, Biote entered into the TRA with Holdings, the Members and the Members’ Representative. Pursuant to the TRA, Biote generally will be required to pay to the Members 85% of certain net tax benefits, if any, that we realize (or in certain cases are deemed to realize) as a result of the increases in tax basis and tax benefits related to the transactions contemplated under the Business Combination Agreement and the redemption of Retained Holdings Units in exchange for Class A common stock (or cash) pursuant to the Holdings A&R OA, and tax benefits attributable to payments under the TRA. The term of the TRA will continue until all such tax benefits have been utilized or expired unless Biote exercises its right to terminate the TRA for an amount representing the present value of anticipated future tax benefits under the TRA (calculated under certain assumptions) or certain other acceleration events occur.

Sponsor Letter

In connection with the execution of the Business Combination Agreement, certain of HYAC’s then current officers and directors, the Sponsor, Biote, Holdings and the Members’ Representative entered into the “Sponsor Letter”, pursuant to which, among other things, the Sponsor agreed to (i) vote, at any duly called meeting of stockholders of the Company, in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) subject to certain exceptions, not to effect any sale or distribution of any of its shares of Class B common stock or private placement warrants and (iii) waive any and all anti-dilution rights described in the current charter or otherwise with respect to the shares of Class B common stock held by the Sponsor that may be implicated by the Business Combination such that the Class B common stock Conversion will occur as discussed herein (and as more fully described in the Sponsor Letter).

A&R IRA

At the Closing, Biote, the Members, the Sponsor, the Members’ Representative and certain other parties entered into an investor rights agreement, which was amended and restated on July 19, 2022, and which we refer to as the A&R IRA. Pursuant to the terms of the A&R IRA, among other things, (i) that certain Registration Rights Agreement, by and between HYAC and certain security holders, dated March 1, 2021, entered into in connection with HYAC’s IPO, was terminated, (ii) the Company provided certain registration rights for the shares of Class A common stock held (or underlying certain securities held) by the Members, the Sponsor, and certain other parties, (iii) the Members agreed not to, subject to certain exceptions, transfer, sell, assign or otherwise dispose of the shares of Class A common stock, Class V voting stock and the Holdings Units held by such Members, as applicable, for six months following the Closing, and the Member Earnout Units until the date such securities have been earned in accordance with the Business Combination Agreement and (iv) the Sponsor agreed not to, subject to certain exceptions, transfer, sell, assign or otherwise dispose of its (a) shares of Class A common stock (other than the Sponsor Earnout Shares, as defined therein) for six months following the Closing, (b) Sponsor Earnout Shares until the date such securities have been earned in accordance with the Business Combination Agreement and (c) warrants issued to the Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between the Company and the Sponsor, and the underlying shares of Class A common stock, for 30 days following the Closing Date (such lock-up period superseding the lock-up period set forth in the Insider Letter (as defined in the A&R IRA)), in each case, as more fully described in the A&R IRA). All lock-up restrictions, other than those related to the Member Earnout Units and the Sponsor Earnout Shares, have now expired.

The foregoing description of the A&R IRA does not purport to be complete and is qualified in its entirety by the full text of the A&R IRA, a copy of which is attached as Exhibit 10.2 hereto.

Second Amended and Restated Operating Agreement of Biote

At the Closing, Biote, Holdings and the Members entered into the Holdings A&R OA, which, among other things, permitted the issuance and ownership of Holdings Units as contemplated to be issued and owned upon the consummation of the Business Combination, designated Biote as the sole manager of Holdings, provided for the Exchange Rights, set forth the rights and preferences of the Holdings Units, and established the ownership of the Holdings Units by the persons or entities indicated in the Holdings A&R OA, in each case, as more fully described in the Holdings A&R OA.

Director and Officer Indemnification

The Charter contains provisions limiting the liability of directors and provides that the Biote will indemnify each of its directors and officers to the fullest extent permitted under Delaware law.

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide that Biote will indemnify each of its directors and executive officers against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of the Biote’s directors or executive officers to the fullest extent permitted by Delaware law, the Charter and the Bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, the Biote will advance all expenses incurred by its directors and executive officers in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Policies and Procedures for Related Person Transactions

The Board adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. The Biote policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the Biote’s general counsel any “related person transaction” (defined as any transaction that is reportable by the Biote under Item 404(a) of Regulation S-K in which the Biote is or will be a participant and the amount involved exceeds $120,000 and in which any related person has or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will promptly communicate such information to the Biote’s audit committee or another independent body of our Board. No related person transaction will be entered into without the approval or ratification of our audit committee or another independent body of our Board. Directors interested in a related person transaction will be required to recuse themselves from any such vote. The Biote’s policy will not specify the standards to be applied by its audit committee or another independent body of its board of directors in determining whether or not to approve or ratify a related person transaction, although such determinations will be made in accordance with Delaware law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of September 30, 2022 by:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each of the selling stockholders; and

•	each person known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 68,492,482 shares of common stock outstanding as of September 30, 2022, which includes 10,000,000 Earnout Voting Shares and 1,587,500 Sponsor Earnout Shares. For more details on the terms of such Earnout Voting Shares and Sponsor Earnout Shares, see “Description of Securities—Authorized and Outstanding Stock”. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of September 30, 2022. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Beneficial Ownership Before the Offering		Number of Shares Being Offered		Beneficial Ownership After the Offering
			Assuming No Exercise of the Underwriters’ Option	Assuming the Underwriters’ Option is Exercised in Full	Assuming No Exercise of the Underwriters’ Option		Assuming the Exercise of the Underwriters’ Option in Full
Name of Beneficial Owners(1)	Shares	%			Shares	%	Shares	%
Directors and Executive Officers:
Steven J. Heyer(2)	740,421	1.1%	—	—	740,421	1.1%	740,421	1.1%
Andrew R. Heyer(3)	2,027,721	3.0%	—	—	2,027,721	3.0%	2,027,721	3.0%
Dana Jacoby	13,629	*	—	—	13,629	*	13,629	*
Marc D. Beer(4)	3,832,476	5.6%	752,508	865,384	3,079,968	4.5%	2,967,092	4.3%
Mark Cone	13,629	*	—	—	13,629	*	13,629	*
Debra L. Morris	—	—	—	—	—	—	—	—
Teresa S. Weber(5)	3,832,476	5.6%	752,508	865,384	3,079,968	4.5%	2,967,092	4.3%
Samar Kamdar	—	—	—	—	—	—	—	—
Robbin Gibbins(6)	400,049	*	—	—	400,049	*	400,049	*
Mary Elizabeth Conlon	54,519	*	—	—	54,519	*	54,519	*
All directors and executive officers as a group (9 individuals)	9,871,228	14.4%	1,505,016	1,730,768	8,366,212	12.2%	8,140,460	11.9%
Five Percent Holders:
Dr. Gary Donovitz(7)	23,343,672	34.1%	—	—	23,343,672	34.1%	23,343,672	34.1%

	Beneficial Ownership Before the Offering		Number of Shares Being Offered		Beneficial Ownership After the Offering
			Assuming No Exercise of the Underwriters’ Option	Assuming the Underwriters’ Option is Exercised in Full	Assuming No Exercise of the Underwriters’ Option		Assuming the Exercise of the Underwriters’ Option in Full
Name of Beneficial Owners(1)	Shares	%			Shares	%	Shares	%
Donovitz Family Irrevocable Trust(8)	23,343,672	34.1%	4,583,534	5,271,065	18,760,138	27.4%	18,072,607	26.4%
Other Selling Stockholders
Kiana Trust(9)	134,369	*	26,384	30,341	107,985	*	104,028	*
James Mark Hincher(10)	1,190,561	1.7%	233,767	268,832	956,794	1.4%	921,729	1.3%
Yosaki Trust(11)	1,444,299	2.1%	283,588	326,126	1,160,711	1.7%	1,118,173	1.6%
Mioko Trust(12)	1,444,299	2.1%	283,588	326,126	1,160,711	1.7%	1,118,173	1.6%
Mark Orr(13)	526,742	*	458,037	526,742	68,705	*	—	—
Joseph Butler	20,621	*	17,391	20,000	3,230	*	621	*

*	Less than 1%.
(1)	Unless otherwise stated, the business address of each of these entities or individuals is 1875 W Walnut Hill Ln #100, Irving, TX 75038, United States.
(2)

Consists of (i) 729,856 shares of Class A common stock (which includes 126,132 Sponsor Earnout Shares) and (ii) 10,565 shares of Class A common stock issuable upon the exercise of options within 60 days of September 30, 2022.

(3)

Consists of (i) 1,373,513 shares of Class A common stock (which includes 237,369 Sponsor Earnout Shares) held by Andrew Heyer, (ii) 10,565 shares of Class A common stock issuable upon the exercise of options within 60 days of September 30, 2022, (iii) 245,201 shares of Class A common stock (which includes 42,375 Sponsor Earnout Shares) held by Heyer Investment Management, LLC, (iv) 61,298 shares of Class A common stock (which includes 10,593 Sponsor Earnout Shares) held by Harris Reid Heyer Trust, (v) 61,298 shares of Class A common stock (which includes 10,593 Sponsor Earnout Shares) held by James Heyer Trust, (vi) 61,298 shares of Class A common stock (which includes 10,593 Sponsor Earnout Shares)held by Peter Justin Heyer Trust, (vii) 61,298 shares of Class A common stock (which includes 10,593 Sponsor Earnout Shares)held by William Heyer Trust and (viii) 153,250 shares of Class A common stock (which includes 26,484 Sponsor Earnout Shares) held by the Mindy B. Heyer 2021 Grantor Retained Annuity Trust. For additional information on the terms of the Sponsor Earnout Shares, see “Description of Securities—Authorized and Outstanding Stock”.

Andrew R. Heyer is (i) a trustee of each of Harris Reid Heyer Trust, James Heyer Trust, Peter Justin Heyer Trust, and William Heyer Trust; and (ii) the managing member of Heyer Investment Management, LLC, and has voting and dispositive power of the securities held by such entities. Accordingly, Andrew R. Heyer may be deemed to have or share beneficial ownership of such securities. In addition, Andrew R. Heyer’s spouse is the sole trustee, grantor and recipient of annuity payments of the Mindy B. Heyer 2021 Grantor Retained Annuity Trust. Andrew R. Heyer disclaims beneficial ownership of the securities held by the Mindy B. Heyer 2021 Grantor Retained Annuity Trust, and the filing of this report should not be deemed an admission that Andrew R. Heyer is the beneficial owner of such securities.

(4)	Consists of 3,832,476 shares of Class V voting stock (which includes 654,387 Earnout Voting Shares).
(5)	Consists of 3,832,476 shares of Class V voting stock (which includes 654,387 Earnout Voting Shares).
(6)

Consists of (i) 102,115 shares of Class A common stock and (ii) 297,934 shares of Class A common stock issuable upon the exercise or settlement of options or restricted stock unit awards held by Mr. Gibbins which are exercisable or vest within 60 days of September 30, 2022. Mr. Gibbins resigned as the Company’s Chief Financial Officer, effective August 24, 2022.

(7)

Consists of: (i) 848,726 shares of Class V voting stock (which includes 144,918 Earnout Voting Shares) held by BioTE Management, LLC, of which Dr. Donovitz is the sole member; and (ii) 22,494,946 shares of Class V voting stock (which includes 3,840,969 Earnout Voting Shares) held by the Gary S. Donovitz 2012 Irrevocable Trust (formerly Marci M. Donovitz Trust), of which Dr. Gary S. Donovitz is the trustee. Dr. Donovitz exercises sole voting and dispositive power over the shares held by the trust. The business address of BioTE Management, LLC is 1875 W Walnut Hill Ln #100, Irving, TX 75038, United States. The business address of the Gary S. Donovitz 2012 Irrevocable Trust (formerly Marci M. Donovitz Trust) is 1875 W Walnut Hill Ln #100, Irving, TX 75038, United States.

(8)

Consists of 23,343,672 shares of Class V voting stock (which includes 3,985,887 Earnout Voting Shares) held by the Donovitz Family Irrevocable Trust, of which Marci Donovitz is the trustee and beneficial owner. The business address of the Donovitz Family Irrevocable Trust is Synergy Wealth Partners, 600 N Shepherd Drive, Suite 200, Houston, TX 77007.

(9)

Includes 22,942 Earnout Voting Shares (for additional information on the terms of such Member Earnout Shares, see “Description of Securities—Authorized and Outstanding Stock”). The Kiana Trust is a member of BioTE Holdings,

LLC, which is managed by biote Corp. Paul D. Grossbard is the trustee of the Kiana Trust and exercises sole voting and dispositive power over the shares held by the trust. The business address of the Kiana Trust is 600 N Shepherd Dr, Suite 200, Houston, Texas, 77007.
(10)	Includes 203,286 Earnout Voting Shares.
(11)

Includes 246,612 Earnout Voting Shares. The Yosaki Trust is a member of BioTE Holdings, LLC, which is managed by biote Corp. Russell J. Miller is the trustee of the Yosaki Trust and exercises sole voting and dispositive power over the shares held by the trust. The business address of the Yosaki Trust is 600 N Shepherd Dr, Suite 200, Houston, Texas, 77007.

(12)

Includes 246,612 Earnout Voting Shares. The Mioko Trust is a member of BioTE Holdings, LLC, which is managed by biote Corp. Russell J. Miller is the trustee of the Mioko Trust and exercises sole voting and dispositive power over the shares held by the trust. The business address of the Mioko Trust is 600 N Shepherd Dr, Suite 200, Houston, Texas, 77007.

(13)	Consists of (i) 67,799 shares of Class A common stock and (ii) 458,943 shares of Class A common stock issuable upon the vesting of restricted stock unit awards on December 1, 2022.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete description of all of the rights and preferences of such securities. Because it is only a summary, it does not contain all of the information that may be important to you, and is qualified by reference to our Charter, the Bylaws, the A&R IRA and the Warrant Agreement, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the Charter, the Bylaws, the A&R IRA and the Warrant Agreement in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

Our Charter authorizes the issuance of 718,000,000 shares, consisting of 708,000,000 shares of common stock, including (i) 600,000,000 shares of Class A common stock, (ii) 8,000,000 shares of Class B common stock, and (iii) 100,000,000 shares of Class V voting stock, and 10,000,000 shares of preferred stock. The outstanding shares of our common stock are, and the shares of Common Stock issuable upon exercise of the Warrants or pursuant to the Exchange Rights will be, duly authorized, validly issued, fully paid and non-assessable. These numbers of holders do not include DTC participants or beneficial owners holding shares through nominee names.

At the Closing, (a) the Members on a pro rata basis will subject (i) 10,000,000 Member Earnout Units and (ii) 10,000,000 Earnout Voting Shares, (b) the Sponsor will subject 1,587,500 Sponsor Earnout Shares, and (c) the Company will subject a number of Holdings Units equal to the number of Sponsor Earnout Shares (the Sponsor Earnout Units together with the Sponsor Earnout Shares, the Earnout Voting Shares and the Member Earnout Units, the “Earnout Securities”), to certain restrictions and potential forfeiture pending the achievement (if any) of certain earnout targets pursuant to the terms of the Business Combination Agreement or the occurrence of a Change of Control. The Earnout Securities will have voting rights but no right to dividends or distributions (except for certain tax distributions from Biote in accordance with the Holdings A&R OA) until such restrictions and potential forfeiture have lapsed. One third of each of the Member Earnout Units, Earnout Voting Shares, Sponsor Earnout Shares and Sponsor Earnout Units will vest upon the occurrence of each of the following events: (i) the first time, prior to the Earnout Deadline, the VWAP equals or exceeds $12.50 per share for 20 consecutive trading days of any 30 consecutive trading day period following the Closing, (ii) the first time, prior to the Earnout Deadline, the VWAP equals or exceeds $15.00 per share for 20 trading days of any 30 consecutive trading day period following the Closing, and (iii) the first time, prior to the Earnout Deadline, the VWAP equals or exceeds $17.50 per share for 20 trading days of any 30 consecutive trading day period following the Closing. If a definitive agreement with respect to a Change of Control is entered into on or prior to the Earnout Deadline, then effective as of immediately prior to closing of such Change of Control, unless previously vested pursuant to clauses (i) through (iii) of the preceding sentence, each of the Member Earnout Units, Earnout Voting Shares, Sponsor Earnout Shares and Sponsor Earnout Units will vest.

Beginning on the six month anniversary of the Closing, each Retained Holdings Unit held by the Members may be redeemed, together with one share of Class V voting stock and subject to certain conditions, in exchange for either one share of Class A common stock or in certain circumstances, at the election of the Company in its capacity as the sole manager of Holdings, the cash equivalent of the market value of one share of Class A common stock, pursuant to the terms and conditions of the Holdings A&R OA.

Common Stock

Our Common Stock consists of shares of Class A common stock, Class B common stock and Class V voting stock.

Voting Power

Except as otherwise required by law or the Charter (including any preferred stock designation), the holders of common stock exclusively possess all voting power with respect to the Company. Except as otherwise required by law or the Charter (including any preferred stock designation), the holders of shares of common stock shall be entitled to one vote per share on each matter properly submitted to the stockholders on which the holders of the common stock are entitled to vote. Except as otherwise required by law or the Charter (including any preferred stock designation), at any annual or special meeting of the stockholders of the Company, holders of the Class A common stock and holders of the Class V voting stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or the Charter (including any preferred stock designation), holders of shares of any series of common stock shall not be entitled to vote on any amendment to the Charter (including any amendment to any preferred stock designation) that relates solely to the terms of one or more outstanding series of preferred stock or other series of common stock if the holders of such affected series of preferred stock or common stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter (including any preferred stock designation) or the Delaware General Corporate Law (the “DGCL”).

Class B Common Stock

Shares of Class B common stock shall be convertible into shares of Class A common stock on a one-for-one basis (the “Initial Conversion Ratio”) automatically concurrently with or immediately following the Closing.

Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts sold in the IPO and related to or in connection with the Closing, all issued and outstanding shares of Class B common stock shall automatically convert into shares of Class A common stock at the time of the Closing, the ratio for which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock waive such adjustments with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, 25% of the sum of (a) the total number of all shares of Class A common stock issued in the IPO (including any shares of Class A common stock issued pursuant to the underwriters’ over-allotment option) plus (b) the sum of all shares of Class A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued in connection with or in relation to the consummation of a business combination (including any shares of Class A common stock issued pursuant to a forward purchase agreement), excluding any shares of Class A common stock or equity-linked securities or rights issued, or to be issued, to any seller in a business combination in consideration for such seller’s interest in the business combination target, any private placement warrants issued to the Sponsor or other investors, or an affiliate of the Sponsor or the Company’s officers and directors upon the conversion of Working Capital Loans made to the Company.

Notwithstanding anything to the contrary contained in the Charter, (i) the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A common stock or equity-linked securities by the written consent or agreement of holders of a majority of the shares of Class B common stock then outstanding consenting or agreeing separately as a single class in the manner provided in the Charter, and (ii) in no event shall the Class B common stock convert into Class A common stock at a ratio that is less than one-for-one. Pursuant to the Sponsor Letter, among other things, the Sponsor agreed to waive any and all anti-dilution rights described in the prior charter or otherwise with respect to the shares of Class B common stock held by the Sponsor that may be implicated by the Business Combination such that the Class B Common Stock Conversion will occur as discussed herein.

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A common stock into a greater or lesser number of shares occurring after the original filing of the Charter without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B common stock.

Each share of Class B common stock shall convert into its pro rata number of shares of Class A common stock pursuant to the Charter. The pro rata share for each holder of Class B common stock will be determined as follows: Each share of Class B common stock shall convert into such number of shares of Class A common stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A common stock into which all of the issued and outstanding shares of Class B common stock shall be converted and the denominator of which shall be the total number of issued and outstanding shares of Class B common stock at the time of conversion.

Except as otherwise required by law or the Charter (including any preferred stock designation), for so long as any shares of Class B common stock shall remain outstanding, the Company shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B common stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the Charter, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B common stock. Any action required or permitted to be taken at any meeting of the holders of Class B common stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B common stock were present and voted and shall be delivered to the Company by delivery to its registered office in the State of Delaware, its principal place of business, or to the Secretary of the Company or another officer or agent of the Company having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Company’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B common stock shall, to the extent required by law, be given to those holders of Class B common stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B common stock to take the action were delivered to the Company.

Dividends

Our “Economic Common Stock” means Class A common stock together with Class B common stock. Subject to applicable law, the rights, if any, of the holders of any outstanding series of preferred stock and the provisions of the Charter, holders of shares of Economic Common Stock will be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Company), when, as and if declared thereon by our Board from time to time out of any assets or funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions. Dividends or distributions of cash, property or shares of capital stock of the Company may not be declared or paid on the Class V voting stock.

Liquidation, Dissolution and Winding Up

Subject to applicable law, the rights, if any, of the holders of any outstanding series of preferred stock and the provisions of the Charter, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Economic Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Economic Common Stock held by them. The holders of shares of Class V voting stock will not be entitled to receive, with respect of such shares, any assets of the Company in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock, except that we will provide our public stockholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals), divided by the number of then outstanding public shares, upon the completion of our initial business combination, subject to the limitations described herein.

Election of Directors

Our Board is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to the first annual meeting of stockholders of Biote) generally serving a term of three years. As described in our Charter, our initial Class I directors will serve until the next annual meeting of stockholders following the Closing, initial Class II directors will serve until the second annual meeting of stockholders following the Closing and initial Class III directors will serve until the third annual meeting of stockholders.

Preferred Stock

The Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Public Stockholders’ Warrants

Each whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO and 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least four units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant, except as described in the following paragraph. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

Under the Warrant Agreement, we have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the Closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the Warrant Agent.

Redemption of Warrants When the Price Per Share of Class A common stock Equals or Exceeds $18.00

Once the warrants become exercisable, we may call the warrants for redemption (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•

if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Warrants-Public Stockholders’ Warrants-Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of the Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of the Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Warrants-Public Stockholders’ Warrants-Anti-Dilution Adjustments”) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $10.00

Once the warrants become exercisable, we may redeem the warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of the Class A common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of shares of the Class A common stock (as defined below) except as otherwise described below;

•

if, and only if, the closing price of shares of the Class A common stock equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Warrants-Public Stockholders’ Warrants-Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders; and

•

if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Warrants-Public Stockholders’ Warrants-Anti-Dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of the Class A common stock that a warrantholder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of shares of the Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume weighted average price of shares of the Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrantholders with the final fair market value no later than one business day after the 10-trading day period described above ends.

Pursuant to the Warrant Agreement, references above to shares of our Class A common stock shall include any security other than shares of our Class A common stock into which the shares of our Class A common stock have been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of such securities to issue upon exercise of the warrants if we are not the surviving entity following our initial business combination. However, the share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “Anti-Dilution Adjustments” below.

If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the sixth paragraph under the heading “Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the third paragraph under the heading “Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Shares of our Class A common stock
	≤ $10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥ $18.00
60 months	0.237	0.259	0.278	0.295	0.311	0.325	0.338	0.350	0.361
57 months	0.233	0.255	0.275	0.293	0.309	0.324	0.338	0.350	0.361
54 months	0.229	0.251	0.272	0.291	0.307	0.323	0.337	0.350	0.361
51 months	0.225	0.248	0.269	0.288	0.305	0.321	0.336	0.349	0.361
48 months	0.220	0.243	0.265	0.285	0.303	0.320	0.335	0.349	0.361
45 months	0.214	0.239	0.261	0.282	0.301	0.318	0.334	0.348	0.361
42 months	0.208	0.234	0.257	0.278	0.298	0.316	0.333	0.348	0.361
39 months	0.202	0.228	0.252	0.275	0.295	0.314	0.331	0.347	0.361
36 months	0.195	0.222	0.247	0.271	0.292	0.312	0.330	0.346	0.361
33 months	0.187	0.215	0.241	0.266	0.288	0.309	0.328	0.345	0.361
30 months	0.179	0.208	0.235	0.261	0.284	0.306	0.326	0.345	0.361
27 months	0.170	0.199	0.228	0.255	0.280	0.303	0.324	0.343	0.361
24 months	0.159	0.190	0.220	0.248	0.274	0.299	0.322	0.342	0.361
21 months	0.148	0.179	0.210	0.240	0.268	0.295	0.319	0.341	0.361
18 months	0.135	0.167	0.200	0.231	0.261	0.289	0.315	0.339	0.361
15 months	0.120	0.153	0.187	0.220	0.253	0.283	0.311	0.337	0.361
12 months	0.103	0.137	0.172	0.207	0.242	0.275	0.306	0.335	0.361
9 months	0.083	0.117	0.153	0.191	0.229	0.266	0.300	0.332	0.361
6 months	0.059	0.092	0.130	0.171	0.213	0.254	0.292	0.328	0.361
3 months	0.030	0.060	0.100	0.145	0.193	0.240	0.284	0.324	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.324	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of the Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-or 366-day year, as applicable. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of shares of our Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.284 shares of our Class A common stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of the Class A common stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of the Class A common stock.

This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of our Class A common stock exceeds $18.00 per share for a specified period of time. Our redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of our Class A common stock are trading at or above $10.00 per share, which may be at a time when the trading price of shares of our Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “Redemption of Warrants When the Price Per Share of Class A common stock Equals or Exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of the Company’s IPO prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants and therefore provides us with certainty as to our capital structure as the warrants would no longer be outstanding if redeemed. The redemption right will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we have the right to redeem the warrants when the shares of our Class A common stock are trading at a price equal to or exceeding $10.00, which is below the exercise price of $11.50. This right will provide us certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of the Class A common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of our Class A common stock than they would have received if they had chosen to wait to exercise their warrants for shares of our Class A common stock if and when such shares of the Class A common stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of the Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of shares of the Class A common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of the Class A common stock pursuant to the Warrant Agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of our Class A common stock, the surviving company will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants within fifteen business days of the closing of an initial business combination.

Exercise Limitations

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s Affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A common stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) the quotient of (x) the price per share of Class A common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Class A common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination or extension of the time period in which we must complete an initial business combination, or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination, at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our Sponsor or its Affiliates, without taking into account any Founder Shares held by our Sponsor or such Affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions) and (z) the volume weighted average trading price of our Class A common stock during the 20 trading day period starting on the trading day after the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “Redemption of Warrants When the Price per Share of Class A common stock Equals or Exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “Redemption of Warrants When the Price per Share of Class A common stock Equals or Exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding Class A common stock (other than those described above or that solely affects the par value of such Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants have been issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of a majority of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round the number of shares of Class A common stock to be issued to the warrant holder down to the nearest whole number.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants) and they will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the IPO, including that they may be redeemed for shares of Class A common stock. If the private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

Except as described under “Public Stockholders’ Warrants-Redemption of Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $10.00,” if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our Board at that time. Our Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Transfer Agent and Warrant Agent

The transfer agent for our common stock and Warrant Agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and Warrant Agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity. Continental Stock Transfer & Trust Company has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any monies in, the trust account, and has irrevocably waived any right, title, interest or claim of any kind to, or to any monies in, the trust account that it may have now or in the future. Accordingly, any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against us and our assets outside the trust account and not against the any monies in the trust account or interest earned thereon.

Certain Anti-Takeover Provisions of Delaware Law and the Company’s Charter and Bylaws

We are currently subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an Affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The Charter opts out of Section 203 of the DGCL.

The Charter contains certain limitations on convening special stockholder meetings. In addition, the prior charter and the Charter do not provide for cumulative voting in the election of directors. Our Board is empowered to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances; and our advance notice provisions require that stockholders must comply with certain procedures in order to nominate candidates to our Board or to propose matters to be acted upon at a stockholders’ meeting.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Forum Selection Clause

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of fiduciary duty owed by any of the Company’s directors, officers or other employees of the Company to the Company or its stockholders; (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Charter or Bylaws; or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. Notwithstanding the foregoing, the forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.

Rule 144

Pursuant to Rule 144 promulgated by the SEC under the Securities Act, as may be amended from time to time (“Rule 144”), a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that, (i) such person is not deemed to have been one of our Affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our Affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of Class A common stock then outstanding; or

•	the average weekly reported trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our Affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Upon the Closing, we ceased to be a shell company.

When and if Rule 144 becomes available for the resale of our securities, a person who has beneficially owned restricted shares of our Common Stock or Warrants for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Common Stock or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	one percent (1%) of the total number of shares of Common Stock then outstanding; or

•	the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 will also be limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Investor Rights

At the Closing, the Company, the Members, the Sponsor, the Members’ Representative and certain other parties entered into an investor rights agreement, which was amended on July 19, 2022, or the A&R IRA, pursuant to which, (i) the Company provided certain registration rights for the shares of Class A common stock held by the Members, the Sponsor, and certain other parties, (ii) the Members agreed not to, subject to certain exceptions, transfer, sell, assign or otherwise dispose of the shares of Class A common stock, shares of Class V voting stock and Holdings Units held by such Members for six months following the Closing, and the Member Earnout Units until the date such securities have been earned in accordance with the Business Combination Agreement and (v) the Sponsor agreed not to, subject to certain exceptions, transfer, sell, assign or otherwise dispose of its (a) shares of Class A common stock (other than the Sponsor Earnout Shares) for six months following the Closing, (b) Sponsor Earnout Shares until the date such securities have been earned in accordance with the Business Combination Agreement and (c) warrants issued to the Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between the Company and the Sponsor, and the underlying shares of Class A common stock, for 30 days following the Closing Date (in each case, as more fully described in the A&R IRA). All lock-up restrictions, other than those related to the Member Earnout Units and the Sponsor Earnout Shares, have expired.

Listing of Securities

Our Class A common stock and Public Warrants are listed on Nasdaq under the symbols “BTMD” and “BTMDW,” respectively.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock. Except where noted, this summary deals only with Class A common stock purchased in this offering for cash that is held as a capital asset by a non-U.S. Holder (as defined below). This summary is based upon U.S. federal income tax law as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, dealers or traders in securities, tax-exempt organizations, qualified foreign pension funds, partnerships and pass-through entities for U.S. federal income tax purposes (and investors in such entities), passive foreign investment companies, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold Class A common stock as part of a straddle, hedge, conversion, or other integrated transaction for U.S. federal income tax purposes, persons that received our Class A common stock as compensation, persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), persons that hold shares of our Class V voting stock, or former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ materially from those summarized below. This summary does not discuss U.S. federal non-income tax consequences (e.g., estate or gift tax), any state, local, or non-U.S. tax considerations, the Medicare contribution tax, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”). No ruling from the IRS or opinion of counsel has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

A “non-U.S. Holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our Class A common stock, you are urged to consult your tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX

CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICATION OF ANY, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS AND THE EFFECT OF ANY TAX TREATIES.

Taxation of Distributions

In general, any distributions we make to a non-U.S. Holder of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Any portion of a distribution that exceeds our current and accumulated earnings and profits will be treated first as a tax-free return of capital, reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described under “U.S. Federal Income Tax Considerations For Non-U.S. Holders-Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below.

Subject to the withholding requirements under Sections 1471 through 1474 of the Code and the U.S. Treasury regulations and administrative guidance issued thereunder (collectively “FATCA”) and backup withholding, and provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of any dividend paid to a non-U.S. Holder at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable).

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable tax treaty so requires, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to the U.S. withholding tax described above, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock

Subject to the discussion of backup withholding below, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Class A common stock and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident for U.S. federal income tax purposes. Any gain described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable income tax treaty rate). Gain described in the second bullet point above generally will be subject to a flat 30% U.S. federal income tax, which gain may be offset by U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Class A common stock from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We would be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard.]

Foreign Account Tax Compliance Act

FATCA imposes withholding tax at a rate of 30% in certain circumstances on dividends in respect of our Class A common stock held by or through certain foreign financial institutions (which is defined broadly for this purpose and includes investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, FATCA imposes withholding tax at a rate of 30% in certain circumstances on dividends in respect of our Class A common stock held by or through certain non-financial foreign entities unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS has issued proposed regulations (the preamble to which states that taxpayers may rely upon the proposed regulations until final regulations are issued) that generally would not apply FATCA withholding requirements to gross proceeds from sales or other disposition of our Class A common stock. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of shares of Class A common stock to non-U.S. Holders. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Dividends paid by us or our paying agent to a non-U.S. Holder may also be subject to backup withholding (currently at a rate of 24%). A non-U.S. Holder will not be subject to backup withholding on dividends received if such holder provides a properly executed IRS Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption. .The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Truist Securities, Inc., Cowen and Company, LLC and Roth Capital Partners, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Truist Securities, Inc.	2,586,957
Cowen and Company, LLC	2,586,957
Roth Capital Partners, LLC	2,217,391
Total	7,391,305

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,108,695 shares of Class A common stock from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders, as applicable. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$0.18	$0.18
Total	$1,330,435	$1,530,000

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.10 per share from the public offering price. After the initial offering of the shares, the representatives may change the public offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Certain of our affiliated stockholders, including certain of our directors and officers and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately 326,350 shares of our Class A common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

The Company and its officers, directors, selling stockholders, and certain other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

Our Class A common stock is listed on The Nasdaq Stock Market LLC under the symbol “BTMD”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Company’s Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of the Company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of the Company’s Class A common stock. As a result, the price of the shares of the Company’s Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions (including up to $25,000 in reimbursement of certain fees of underwriters’ counsel), will be approximately $0.5 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. For example, affiliates of Truist Securities, Inc. act as lenders and agents under the Debt Financing.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant Member State”) which has implemented the Prospectus Regulation, an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation,provided that no such offer of shares of our common shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Lock-Up Agreements

Further we and each of our officers, directors and selling stockholders will sign lock-up agreements in which they will agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Class A common stock or any securities convertible into or exchangeable for shares of Class A common stock without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus, subject to customary exceptions. We do not, however, expect to receive lock-up agreements from any other stockholders, including Dr. Gary Donovitz, who held 34.1% of shares of our common stock outstanding as of September 30, 2022.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Proskauer Rose LLP, New York, New York.

EXPERTS

The consolidated financial statements of BioTE Holdings, LLC as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act of 1933, as amended, with respect to the Class A common stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

We also maintain an Internet website at www.biote.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 10-K; our proxy statements for our annual and special shareholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D; and amendments to those documents. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

BIOTE HOLDINGS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of BioTE Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BioTE Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, members’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dallas, Texas

April 7, 2022

We have served as the Company’s auditor since 2021.

BioTE Holdings, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$26,766	$17,208
Accounts receivable, net	5,231	4,720
Inventory, net	9,615	4,324
Other current assets	5,473	1,570

Total current assets	47,085	27,822
Property and equipment, net	2,335	1,583
Capitalized software, net	4,554	2,600
Operating lease right-of-use assets	356	582

Total assets	$54,330	$32,587

Liabilities and Members’ Equity (Deficit)
Current liabilities:
Accounts payable	$4,349	$2,445
Accrued expenses	6,011	1,982
Note payable, current	5,000	5,000
Deferred revenue	1,705	2,044
Operating lease liabilities, current	248	239

Total current liabilities	17,313	11,710

Note payable, net of current portion	31,963	36,741
Deferred revenue, long-term	802	836
Operating lease liabilities, long-term	127	375

Total liabilities	50,205	49,662

Commitments and contingencies (See Note 12)

Members’ Equity (Deficit)
Class A, Class AA, and Class AAA, no par value; unlimited units authorized; 16,721 Class A, 903,079 Class AA, and 60,000 Class AAA units issued and outstanding at December 31, 2021 and 2020	—	—
Class AAAA units, no par value; unlimited units authorized; 33,397 and 33,396 units issued; 3,000 units outstanding at December 31, 2021 and 2020, respectively.	—	—
Retained Earnings/(Accumulated deficit)	4,165	(17,052)
Accumulated other comprehensive loss	(40)	(23)

Total members’ equity (deficit)	4,125	(17,075)

Total liabilities and members’ equity (deficit)	$54,330	$32,587

The accompanying notes are an integral part of these consolidated financial statements.

BioTE Holdings, LLC

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2021	2020	2019
Revenue
Product revenue	$137,598	$114,640	$108,315
Service revenue	1,798	1,928	1,661

Total revenue	139,396	116,568	109,976

Cost of revenue
(excluding depreciation and amortization included in selling, general, and administrative, below)
Cost of products	46,298	42,538	39,749
Cost of services	2,519	2,391	3,816

Cost of revenue	48,817	44,929	43,565

Commissions	2,056	2,432	3,592
Marketing	4,908	4,409	7,264
Selling, general, and administrative	49,054	33,017	32,028

Income from operations	34,561	31,781	23,527

Other income (expense):
Interest expense	(1,673)	(2,425)	(2,082)
Other income (expense)	17	(5)	(65)

Total other expense	(1,656)	(2,430)	(2,147)
Income before provision for income taxes	32,905	29,351	21,380

Income tax expense	286	189	93

Net income	$32,619	$29,162	$21,287

Other comprehensive income:
Foreign currency translation adjustments	(17)	10	(35)

Other comprehensive income (loss)	(17)	10	(35)

Comprehensive income	$32,602	$29,172	$21,252

Earnings per common unit
Class A, AA, and AAA, basic and diluted	$33.29	$29.76	$21.73
Weighted average common units outstanding
Class A, AA, and AAA, basic and diluted	979,800	979,800	979,800

The accompanying notes are an integral part of these consolidated financial statements.

BioTE Holdings, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Class A, AA, and AAA		Class AAAA		Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity (Deficit)
	Units	Amount	Units	Amount
Balance at January 1, 2019	979,800	$—	2,000	$—	$2,452	$2	$2,454
Vesting of incentive units	—	—	1,000	—	—	—	—
Distributions	—	—	—	—	(56,634)	—	(56,634)
Net income	—	—	—	—	21,287	—	21,287
Other comprehensive loss	—	—	—	—	—	(35)	(35)

Balance at January 1, 2020	979,800	$—	3,000	$—	$(32,895)	$(33)	$(32,928)
Vesting of incentive units	—	—	—	—	—	—	—
Distributions	—	—	—	—	(13,319)	—	(13,319)
Net income	—	—	—	—	29,162	—	29,162
Other comprehensive loss	—	—	—	—	—	10	10

Balance at December 31, 2020	979,800	$—	3,000	$—	$(17,052)	$(23)	$(17,075)
Distributions	—	—	—	—	(11,402)	—	(11,402)
Net income	—	—	—	—	32,619	—	32,619
Other comprehensive income	—	—	—	—	—	(17)	(17)

Balance at December 31, 2021	979,800	$—	3,000	$—	$4,165	$(40)	$4,125

The accompanying notes are an integral part of these consolidated financial statements.

BioTE Holdings, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2021	2020	2019
Operating Activities
Net income	$32,619	$29,162	$21,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,400	1,138	832
Bad debt expense	240	776	293
Amortization of capitalized note payable issuance costs	222	222	127
Provision for obsolete inventory	471	497	208
Non-cash lease expense	226	218	209
Changes in operating assets and liabilities:
Accounts receivable	(752)	(1,481)	(714)
Inventory	(5,762)	(904)	1,299
Other current assets	34	(684)	(604)
Accounts payable	1,605	(884)	1,217
Deferred revenue	(373)	(877)	175
Accrued expenses	4,029	(528)	1,247
Operating lease liabilities	(239)	(230)	(222)

Net cash provided by operating activities	33,720	26,425	25,354

Investing Activities
Purchases of property and equipment	(1,448)	(295)	(704)
Purchases of capitalized software	(2,359)	(1,098)	(968)

Net cash used in investing activities	(3,807)	(1,393)	(1,672)

Financing Activities
Borrowings on line of credit	—	—	14,292
Payments on line of credit	—	—	(16,908)
Borrowings on note payable	—	—	50,000
Payments on note payable	(5,000)	(5,000)	(3,195)
Note payable issuance costs	—	—	(1,108)
Distributions	(11,402)	(13,319)	(56,634)
Capitalized Transaction Costs	(3,941)	—	—

Net cash used in financing activities	(20,343)	(18,319)	(13,553)
Effect of exchange rate changes on cash and cash equivalents	(12)	9	(9)

Net increase in cash and cash equivalents	9,558	6,722	10,120
Cash and cash equivalents at beginning of year	17,208	10,486	366

Cash and cash equivalents at end of year	$26,766	$17,208	$10,486

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,462	$2,493	$1,627
Cash paid for income taxes	171	189	178

Non-cash investing and financing activities
Capital expenditures in accounts payable and capital software	$282	$140	$46

The accompanying notes are an integral part of these consolidated financial statements.

BioTE Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except share and per share amounts)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—BioTE Holdings, LLC (the “Company”) is a limited liability company headquartered in Irving, Texas. The Company was founded by Gary S. Donovitz, M.D. and trains physicians and nurse practitioners in hormone optimization using bio-identical hormone replacement pellet therapy in men and women experiencing hormonal imbalance. The Company primarily operates in the United States, Canada, and Mexico.

Basis of Presentation—The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). The consolidated financial statements include the accounts of BioTE Holdings, LLC and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Impact of COVID-19—On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the pandemic, many jurisdictions, including those in which we operate, have implemented measures to combat the outbreak, such as restrictions on non-essential travel and shelter in place orders. Many healthcare providers were also forced to limit the scope of non-essential (i.e., “elective”) medical procedures. These restrictions had an immediate short-term impact on our operations in March and April of 2020 but have not had an ongoing impact to our results of operations, cash flows, and financial condition for the years ended December 31, 2021 or 2020.

The extent to which this outbreak will ultimately impact our results of operations, cash flows, and financial condition cannot be determined at this time and will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of this outbreak and the actions taken by governmental authorities and us to contain it or treat its impact.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary suspension of certain payment requirements for the employer portion of Social Security taxes and the creation of certain refundable employee retention credits. These provisions of the CARES Act did not have a significant impact on the Company’s financial statements.

Business Combinations—On December 13, 2021, the Company entered into a business combination agreement with Haymaker Acquisition Corp. III (“Haymaker”), a publicly traded Special Purpose Acquisition Company (“SPAC”), pursuant to which Haymaker will acquire an interest in the Company through a s series of transactions. As a result of the transaction, the combined company will be renamed biote Corp.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. The most significant estimates relate to the allowance for doubtful accounts, the selection of useful lives of property and equipment and capitalized software, and the reserves for inventory obsolescence. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates.

Segment Information—Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results, and plans for levels or components below the consolidated unit level. Accordingly, the Company has one operating segment and, therefore, one reportable segment.

Cash—As of December 31, 2021 and 2020, cash consists primarily of checking and savings deposits. The Company maintains deposits primarily with two financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits. The Company does not hold any cash equivalents, which would consist of highly liquid investments with original maturities of three months or less at the time of purchase.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are recorded net of allowances for doubtful accounts. Accounts receivable consist primarily of invoiced amounts to clinics that are not yet paid. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on past history of write-offs, collections, and current credit conditions. The Company maintains an allowance for doubtful accounts to provide for uncollectible amounts based on historical collection experience and an analysis of the aging of receivables. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has exhausted all reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Bad debt expense is classified in selling, general, and administrative expense within the consolidated statements of income and comprehensive income. The Company generally does not require any security or collateral to support its receivables. A rollforward of the allowance for doubtful accounts is as follows (in thousands):

As of December 31, 2018	$—
Provisions charged to operating results	(293)
Account write-off and recoveries	(163)

As of December 31, 2019	$(456)
Provisions charged to operating results	(776)
Account write-off and recoveries	75

As of December 31, 2020	$(1,157)
Provisions charged to operating results	(240)
Account write-off and recoveries	(9)

As of December 31, 2021	$(1,406)

Other Current Assets—As of December 31, 2021 and 2020, the Company’s total other current assets consist of the following (in thousands):

	2021	2020
Prepaid expenses	$847	$1,570
Advances	685	—
Capitalized transaction costs	3,941	—

Total other current assets	$5,473	$1,570

Prepaid expenses include software and technology licensing agreements, insurance premiums and other advance payments for services to be received over the next 12 months. Advances are comprised of deposit payments to vendors for inventory purchase orders to be received in the next 12 months. The capitalized transaction costs relate to costs incurred that are directly related to the planned future issue of equity securities upon completion of the business combination agreement as described in note 1.

Property and Equipment, Net—Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method and is recorded in Selling, general, and administrative expense over the estimated useful lives of the assets. The estimated useful lives of property and equipment are as follows:

Estimated useful life (in years)
Trocars	5
Leasehold improvements	Shorter of lease term or useful life of the improvement
Office equipment	5
Computer software (purchased)	3-5
Furniture and fixtures	5-7
Computer equipment	3-5

See Note 5 for further details.

Capitalized Software, Net—Capitalization of costs related to internally developed software begins when the preliminary project stage is completed and it is probable that the project will be completed and used for its intended function. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three to eight years. Capitalized software is included within capitalized software, net on the consolidated balance sheet. See Note 6 for further details.

Debt Issuance Costs—Costs incurred in connection with the issuance of the Company’s long-term debt have been recorded as a direct reduction of the debt and amortized over the life of the associated debt as a component of interest expense using the straight-line method, which is not materially different compared to the effective interest method.

Impairment of Long-Lived Assets—Long-lived assets, such as property and equipment and capitalized software, are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment charges have been recorded during the years ended December 31, 2021 and 2020.

Leases—At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement including the use of an identified asset(s) and the Company’s control over the use of that identified asset. The Company elected, as allowed under Financial Accounting Standards Board (“FASB”) ASU 2016-02, Leases (“ASC 842”), to not recognize leases with a lease term of one year or less on its balance sheet. Leases with a term greater than one year are recognized on the balance sheet as right-of-use (“ROU”) assets and current and non-current lease liabilities, as applicable. As of December 31, 2021, and 2020, the Company does not have any financing leases.

Lease liabilities and their corresponding ROU assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the ROU asset may be required for items such as incentives, prepaid lease payments, or initial direct costs. When an option to extend the lease exists, a determination is made whether that option is reasonably certain of exercise based on economic factors present at the measurement date and as circumstances may change. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Variable lease costs are expensed as incurred as an operating expense.

As the rates implicit in the Company’s leases have not historically been readily determinable, the Company utilizes the appropriate incremental borrowing rate, which is the rate the Company would incur to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment over the lease term. To estimate our incremental borrowing rate, a credit rating applicable to the Company is estimated using a synthetic credit rating analysis, since the Company does not currently have a rating agency-based credit rating.

In accordance with ASC 842, contracts containing a lease should be split into three categories: lease components, non-lease components, and activities or costs that do not transfer a distinct good or service (“non-components”). The fixed and in-substance fixed contract consideration (including any consideration related to non-components) must be allocated, based on the respective relative fair values, to the lease components and non-lease components.

Entities may elect not to separate lease and non-lease components. Accordingly, entities making this election would account for each lease component and related non-lease component together as a single lease component. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

See Note 10 for further details.

Revenue Recognition—The Company accounts for revenue in accordance with FASB, Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as amended, (Topic 606), which the Company adopted on January 1, 2019 using the modified retrospective method. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight after control of a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of products in the statements of income and comprehensive income. Shipping and handling costs billed to customers are considered part of the transaction price and are recognized as revenue with the underlying product sales for dietary supplements and trocars.

The following is a description of the principal contract activities, disaggregated by the contract type, from which the Company generates its revenue.

The Biote Method

The Company generates revenues through standard service agreements with customers who participate in the Biote Method. The Biote Method is a bioidentical hormone replacement therapy which has been developed as a treatment designed to alleviate hormone imbalances. Under this agreement, the Company provides a bundle of goods and services to customers, including initial training to medical practitioners, bioidentical hormone pellets and software tools used for inventory management and dosing, and ongoing practice development and marketing support services, which includes a license to use the Company’s trademarks and trade names in the customer’s marketing materials. The initial contract term is three years, and customers have the option to renew for additional one-year periods.

For the bundled goods and services, the Company accounts for individual products and services separately if they are distinct, i.e., if a product or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The Company has identified three distinct obligations in its standard service agreement: initial training, pellet procedures (including sales of bioidentical hormone pellets, use of inventory management software to monitor pellet inventory, and use of the Company’s blood dosing website to determine the appropriate pellets to use in each procedure), contract-term services (including ongoing practice development and marketing support, options to receive reusable trocars, and the right to use the reusable trocars through the term of the contract, if the option is exercised). The third obligation includes a combined lease/nonlease component for which the Company has adopted the practical expedient within ASC 842 which allows lessors to combine lease and non-lease components that have the same pattern of transfer to the customer-lessee and account for the combined component under the guidance relevant to the predominant portion of the component. By applying this expedient, the Company applies Topic 606 to the combined component.

The consideration in the contract is allocated between separate products and services in the bundle based on the stand-alone selling prices of each good and service. The stand-alone selling prices are determined based on the prices at which the Company separately sells the initial training and the pellet procedures. Judgment is required to determine the standalone selling price for each distinct performance obligation. For items that are not sold separately and for which the Company has not established a standalone selling price, the Company allocates consideration based on the residual approach.

The Company recognizes revenue for initial training over time as the customer completes the training. Training sessions generally occur over the course of 2-3 consecutive days at or near the time of contract inception. The Customer is charged an initial fixed-rate fee for this training. Customers pay in full for the initial training at the time of contract inception. The standalone selling price of these services is based on the lowest price offered by the Company for the services.

The Company recognizes revenue for pellet procedures at the point in time the procedures are performed by the practitioner, which is when control of the pellets transfers to the customer. Consideration for these services is in the form of a management fee assessed for each procedure performed, which includes a volume-based tiered pricing schedule. The standalone selling price for these services requires judgment and is estimated based on the Company’s historical experience with prices offered to similar customers throughout the initial term of the contract. Billings in excess of the standalone selling price constitute a premium charged to customers early in a relationship and are deferred and recognized when or as the remaining goods and services are transferred to the customer. Fees are billed and paid on a semimonthly basis.

The Company recognizes revenue for contract-term services on a straight-line basis over the initial term of the contract, which aligns with the Company’s satisfaction of the performance obligation. The Company allocates the residual consideration to this performance obligation, which is consistent with the allocation objective.

Dietary Supplements

Dietary supplements are supplements that customer practitioners resell to patients that aid the patients with maintaining hormone balances. The Company recognizes revenue for these, net of any discounts given, when control transfers to the customer, which is generally the point of shipment from the Company’s distributor. Products are billed at standalone selling price for the dietary supplements and invoiced at shipment.

Disposable Trocars

Disposable Trocars are manual surgical instruments intended for use by Biote-certified practitioners. These tools are used to implant the bioidentical hormone pellets into the customers’ patients. The Company recognizes revenue at the time control transfers, which is generally the point of shipment from the distributor. Products are billed at the standalone selling price for the trocars and invoiced at shipment.

Revenue disaggregated by the nature of the product or service and by geography is included within Note 3: Revenue Recognition.

As of the years ended December 31, 2021, 2020, and 2019 the Company had allocated $67, $57, and $50 respectively, of consideration to the unsatisfied initial training obligations, and $1,393, $1,413, and $1,669 respectively, of consideration to the unsatisfied contract-term service obligations provided to the Biote Method customers.

Consideration allocated to initial training due to deposits paid upfront is presented within deferred revenue on the consolidated balance sheets and is expected to be recognized as revenue within one year, as the training is complete. Consideration allocated to contract-term services is presented within deferred revenue and deferred revenue, long-term for the amounts expected to be recognized within one year and longer than one year, respectively. The amount of consideration allocated to contract-term services presented within deferred revenue was $849, $862, and $932 as of December 31, 2021, 2020, and 2019 respectively, and the amount presented within deferred revenue, long-term was $544, $551, and $737 as of December 31, 2021, 2020, and 2019 respectively.

The Consideration allocated to the premiums within the management fee for pellet procedures is presented within deferred revenue current and deferred revenue, long-term for amounts expected to be recognized within one year and longer than one year, respectively. The amount of these premiums within deferred revenue was $789, $1,125, and $1,601 as of December 31, 2021, 2020, and 2019 respectively, and the amount within deferred revenue, long-term was $258, $285, and $436 as of December 31, 2021, 2020, and 2019 respectively.

The Company has also elected the practical expedient in ASC 606 to not disclose consideration allocated to contracts with an original term of one year or less, which includes contracts for point-in-time sales of dietary supplements, disposable trocars, and pellet procedures. Pellet procedures are included in the Company’s Biote Method service agreement, which has a three-year stated term, but as revenues are recognized at a point in time, there are no minimum purchase volumes, and the contract allows for cancellation with ninety days’ notice from the customer, there are no pellet procedure obligations that are satisfied over a period greater than one year.

Contract Assets and Liabilities

Customer receivables are made up of consideration to which the Company has an unconditional right to payment, regardless of whether the Company has satisfied the performance obligations in the contract. All customer receivables are presented within accounts receivable, net of allowance for doubtful accounts in the consolidated balance sheets.

Contract assets are the Company’s right to consideration for goods or services that the entity has transferred to the customer when that right is conditioned on something other than the passage of time. The Company does not have any contract assets for the years ended December 31, 2021 or 2020.

Contract liabilities are the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration or has an unconditional right to receive consideration. The Company’s contract liabilities include deposits for initial training and contract-term services paid in advance which have not been recognized as revenue during the period. Contract liabilities are presented within deferred revenue and deferred revenue, long-term in the consolidated balance sheets. Contract liabilities are classified as current liabilities for the amount of revenue that the Company expects to recognize within one year of the reporting date.

Changes in contract liabilities between each period are attributable to fees paid by new customers, revenue recognized for completed trainings, and revenue recognized for the Company’s over-time satisfaction of contract-term services.

The Company does not have a history of material returns or refunds, and generally does not offer warranties or guarantees for any products or services. Expected returns and refunds are recorded as a reduction of revenue and are $0 and $0 for the years ended December 31, 2021 and 2020, respectively.

A reconciliation of the beginning and ending contract liabilities is included within Note 3: Revenue Recognition.

Cost of Revenue—Cost of services primarily consist of the costs incurred to deliver trainings to Biote Method customers. Cost of products includes the cost of pellets purchased from compounding pharmacies and sold to customers of the Biote Method, the cost of trocars and dietary supplements purchased from manufacturing facilities or third-party co-packers, and the shipping and handling costs incurred to deliver these products to the customers.

Marketing—Marketing expense includes advertising costs, marketing events, and program costs. These costs are expensed as incurred.

Selling, General, and Administrative—Selling, general, and administrative expense consists primarily of software licensing and maintenance and the cost of employees who engage in corporate functions, such as finance and accounting, information technology, human resources, legal, and executive management. Selling, general, and administrative expense also includes rent occupancy costs, office expenses, recruiting expenses, entertainment allocations, depreciation and amortization, other general overhead costs, insurance premiums, professional service fees, research and development, and costs related to regulatory and litigation matters.

Commissions—Commissions consist primarily of fees paid to a third-party sales force, internal sales force, and partner clinics which participate in the Company’s new clinic mentor program. Commissions paid to the Company’s internal and third-party sales forces relate to market support and development activities undertaken to drive channel sales through existing customers and are not considered incremental costs to obtain a customer contract. Expenses incurred for these commission programs were $317, $976, and $1,209 for 2021, 2020, and 2019 respectively.

Commissions paid to clinics under the Company’s mentorship program represent amounts paid to existing clinics which provide services to help new customers complete onboarding and other startup activities and are only incurred after contract initiation. These costs are expensed as incurred, consistent with other contract fulfillment costs. Commissions paid under this program were $1,738, $1,457, and $2,382 in 2021, 2020, and 2019 respectively.

Members’ Equity (Deficit)—The Company’s capital structure includes common voting units (Class A), common non-voting units (Class AA and AAA), and non-voting incentive units (Class AAAA), with no limit to the number of units that may be issued. Class A units have 100% of the voting rights, and there is no par value assigned to any of the classes of units.

As of December 31, 2021, 2020, and 2019 the following members’ equity units were issued and outstanding:

	December 31,
	2021		2020		2019
Units	Issued	Outstanding	Issued	Outstanding	Issued	Outstanding
Class A (Voting)	16,721	16,721	16,721	16,721	16,721	16,721
Class AA (Non-Voting)	903,079	903,079	903,079	903,079	903,079	903,079
Class AAA (Non-Voting)	60,000	60,000	60,000	60,000	60,000	60,000
Class AAAA (Non-Voting Incentive Units)	33,397	3,000	33,396	3,000	33,396	3,000

Total	1,013,197	982,800	1,013,196	982,800	1,013,196	982,800

In the case of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the Class AAAA members will not be entitled to any distributions. The Company shall distribute any residual net assets to the members as follows:

(i)	First, to the Class A and Class AA members pro rata in accordance with their relative Sharing Percentages until the aggregate amount distributed is equal to $3,000;

(ii)	Next, to the Class A, Class AA, and Class AAA members pro rata in accordance with their relative Sharing Percentages until the aggregate amount distributed is equal to $125,000;

(iii)	Next, to the Class AA and Class AAA members, an amount equal to the product of (A) the total amount of net assets remaining to be distributed, multiplied by (B) such member’s Sharing Percentage; and

(iv)	The balance, if any, to the Class A members.

In the case of any operating distributions, the amounts distributed to members will be allocated as follows:

(i)

First, to the Class AA and Class AAA members, an amount equal to the product of (A) the total amount to be distributed (less amounts agreed to be paid to the Class AAAA members in accordance with (ii) below), multiplied by (B) such member’s Sharing Percentage;

(ii)	Second to each Class AAAA member, in accordance with the terms of such member’s Grant Agreement; and

(iii)	The balance, if any, to the Class A members.

The Company made operating distributions to unit holders and taxing authorities on the unit holders’ behalf totaling $11,402, $13,319, and $56,634 for the years ended December 31, 2021, 2020, and 2019 respectively.

Unit-Based Compensation—The Company grants Class AAAA units (“incentive units”) and phantom equity rights (collectively, the “equity awards”) to certain key members of management. The equity awards are entitled to share in the distributions of the Company from a change in control or qualifying liquidity event. The equity awards are accounted for under ASC 718, Compensation—Stock Compensation. The fair value of the equity-classified awards is determined using a Monte-Carlo simulation as of the grant date. The awards begin to vest on the date of a change in control or qualifying event. No compensation cost will be recognized until a change of control or qualifying liquidity event is deemed probable to occur. As of the date of these financial statements, the performance condition was not deemed probable, and accordingly, no unit-based compensation cost has been recognized. See Note 9 for further details.

Income Taxes—The Company is organized as a limited liability company treated as a partnership for U.S. federal income tax purposes. As a result, income and losses are taxable to or deductible by the Company’s members rather than at the Company level, and no provision has been made for federal income taxes in the accompanying consolidated financial statements. In certain instances, the Company is subject to state taxes on income arising in or derived from the state tax jurisdictions in which it operates. In 2021, 2020, and 2019 the Company’s income tax expense primarily relates to Texas state franchise tax, which is calculated based on the gross receipts of the Company.

State income tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not threshold, it is then measured to determine the amount of expense to record in the consolidated financial statements. The tax expense recorded would equal the largest amount of expense related to the outcome that is 50% or greater likely to occur. The Company classifies any potential accrued interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as an operating expense. Management of the Company has not taken a tax position that, if challenged, would be expected to have a material effect on the consolidated financial statements as of or for the years ended December 31, 2021, 2020, and 2019.

The Company did not incur any penalties or interest related to its state tax returns during the years ended December 31, 2021, 2020, and 2019.

Under the centralized partnership audit rules effective for tax years beginning after 2017, the Internal Revenue Service (“IRS”) assesses and collects underpayments of tax from the Company instead of from each member. The Company may be able to pass the adjustments through to its members by making a push-out election or, if eligible, by electing out of the centralized partnership audit rules.

The collection of tax from the Company is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on Company income, regardless of who pays the tax or when the tax is paid, is attributed to the members. Any payment made by the Company as a result of an IRS examination will be treated as a distribution from the Company to the members in the consolidated financial statements. Tax years 2019 through 2021 are still open for examination by the IRS. There were no payments made to the IRS as a result of examinations in 2021, 2020, and 2019.

Earnings Per Common Unit—Earnings per common unit is computed by dividing net income by the weighted average number of common units outstanding for the period. Diluted earnings per common unit is computed including the impacts of potential dilutive securities. For the years ended December 31, 2021, 2020, and 2019, there were no potential dilutive securities, and as such, basic and diluted earnings per common unit are the same. See Note 11 for further details.

Fair Value Measurements—Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist of accounts receivable, accounts payable, accrued expenses, and short-and long-term debt. Accounts receivable, accounts payable, and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. The carrying value of short- and long-term debt also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

Concentrations—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable, credit agreements, and inventory purchases. The Company’s cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

As of December 31, 2021, 100% of the Company’s outstanding debt and available line of credit was from one provider. A failure of the counterparty to perform could result in the loss of access to the available borrowing capacity under the line of credit.

Inventory purchases from three vendors totaled approximately 94%, 93%, and 95% for the years ended December 31, 2021, 2020, and 2019 respectively. Due to the nature of the markets and availability of alternative suppliers, the Company does not believe the loss of any one vendor would have a material adverse impact on the Company’s financial position, results of operations, or cash flows for any significant period of time.

Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance. As of and for the years ended December 31, 2021, 2020, and 2019 the Company did not have any customers that accounted for 10% or more of total revenue or outstanding gross accounts receivable.

Inventory—Inventory is carried at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Inventory consists of bioidentical hormone pellets and dietary supplements. Bioidentical hormone pellets contain bioidentical testosterone or estrogen used to achieve hormone balance. Dietary supplements are high-grade supplements used to enhance pellet therapy. The Company reviews its inventory balances and writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. Inventory write-downs are recorded within cost of goods sold. Management recorded a reserve for obsolescence of inventory related to inventory which has expired. See Note 4 for further details.

Recently Adopted Accounting Pronouncements—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended (“ASU 2014-09”). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. ASU 2014-09 requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company adopted the new standard using the modified retrospective method on January 1, 2019.

The primary impact of adopting this new standard relates to services provided to customers who participate in the Biote Method. These customers pay fixed fees at contract inception and additional fees for each procedure performed, which will vary over the term of the contract. Under the previous accounting standard, the Company recognized the fixed fee at or near contract inception and additional fees as they became due (as procedures were performed by our customers). Under ASC 606, the Company allocates the consideration in each contract to the performance obligations based on their stand-alone selling prices, which may differ from the allocation stated in the contract. This change resulted in some consideration being re-allocated and deferred over the term of the customer contract. The effect of this change was an increase to accumulated deficit of $3,468 which was recorded as of January 1, 2019.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which eliminates, adds, and modifies certain fair value measurement disclosure requirements of ASC 820, Fair Value Measurement. On January 1, 2020, the Company adopted ASU 2018-13, which did not impact the consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning as of its date of effectiveness, March 12, 2020. The guidance is temporary and can be applied through December 31, 2022. This ASU did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as amended (“ASU 2016-02”). Under ASU 2016-02, lessees are required to recognize a lease liability, which is a lessee’s obligation to make lease payments arising from a lease measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to control the use of an identified asset for the lease term, at the commencement date for all leases with a term greater than one year. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842)—Effective Dates for Certain Entities (“ASU 2020-05”), which defers the effective date of ASU 2016-02 for private entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company early-adopted the new standard on January 1, 2019. Adoption of this standard did not have a material impact to the Company’s consolidated statements of income and comprehensive income, members’ deficit, or cash flows. The effects of the changes, including those discussed above, made to the Company’s consolidated balance sheet as of January 1, 2019 as a result of the adoption of the new standard were as follows (in thousands):

	Balance at December 31, 2018	Change due to adoption of ASC 842	Adjusted Balance at January 1, 2019
Assets
Operating lease right-of-use assets	$—	$1,009	$1,009

Total increase to assets		$1,009

Liabilities and Members’ Deficit
Accrued expenses	$1,323	$(57)	$1,266
Operating lease liabilities, current	—	222	222
Operating lease liabilities, long-term	—	844	844

Total increase to liabilities and members’ deficit		$1,009

Recent Accounting Pronouncements Not Yet Adopted—In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The main objective of the update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by companies at each reporting date. For trade and other receivables, held to maturity debt securities, and other instruments, companies will be required to use a new forward-looking “expected losses” model that generally will result in the recognition of allowances for losses earlier than under current accounting guidance. Further, the FASB issued ASU 2019-04, ASU 2019-05 and ASU 2019-11 to provide additional guidance on the credit losses standard. The standard will be adopted using the modified retrospective approach. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2022, with early adoption permitted. The Company is evaluating the potential impact of adopting ASU 2016-13 on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 changes how entities account for convertible instruments and contracts in an entity’s own equity and simplifies the accounting for convertible instruments by removing certain separation models for convertible instruments. ASU 2020-06 also modifies the guidance on diluted earnings per share calculations. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of ASC 740, Income Taxes. The amendments also improve consistent application of and simplify GAAP for other areas of ASC 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and early adoption is permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective, or prospective basis. The Company is currently assessing the impact that this standard will have on its consolidated financial statements and related disclosures.

3. REVENUE RECOGNITION

Revenues recognized for each revenue stream are as follows (in thousands):

Financial Statement Caption	Revenue Stream	For the year ended December 31,
Product revenue:		2021	2020	2019
	Pellet procedures	$109,465	$92,773	$90,132
	Dietary supplements	27,241	20,887	17,562
	Disposable trocars	860	921	573
	Shipping fees	32	59	48

Total product revenue		137,598	114,640	108,315

Service revenue:
	Training	$859	$949	$705
	Contract-term services	939	979	956

Total service revenue		1,798	1,928	1,661

Total revenue		$139,396	$116,568	$109,976

Revenues recognized by geographic region are as follows (in thousands):

Financial Statement Caption	Country	For the year ended December 31,
Product revenue:		2021	2020	2019
	United States	137,349	114,557	108,176
	All other	249	83	139

Total product revenue		137,598	114,640	108,315

Service revenue:
	United States	1,798	1,928	1,661
	All other	—	—	—

Total service revenue		1,798	1,928	1,661

Total revenue		139,396	116,568	109,976

Significant changes in contract liability balances are as follows (in thousands):

	For the year ended December 31,
	2021		2020		2019
Description of change	Deferred Revenue	Deferred Revenue, Long-term	Deferred Revenue	Deferred Revenue, Long-term	Deferred Revenue	Deferred Revenue, Long-term
Revenue recognized that was included in the contract liability balance at the beginning of the period	(2,048)	—	(2,584)	—	(2,381)	—

Increases due to cash received, excluding amounts recognized as revenue during the period:	1,022	652	1,100	605	1,622	934

Transfers between current and non-current liabilities due to the expected revenue recognition period:	697	(697)	944	(944)	961	(961)

Other changes to the balance:	—	—	—	—	—	—

Total increase(decrease) in contract liabilities:	$(329)	$(45)	$(540)	$(339)	$202	$(27)

Consideration allocated to initial training due to deposits paid upfront is presented within deferred revenue on the condensed consolidated balance sheets and is expected to be recognized as revenue within one year, as the training is complete. Consideration allocated to contract-term services is presented within deferred revenue and deferred revenue, long-term for the amounts expected to be recognized within one year and longer than one year, respectively.

Consideration allocated to the premiums within the management fee for pellet procedures is presented within deferred revenue current and deferred revenue, long-term for amounts expected to be recognized within one year and longer than one year, respectively.

	For the year ended December 31,
	2021	2020	2019
Unsatisfied training obligations - Current	$67	$57	$50

Unsatisfied contract-term services - Current	849	862	932
Unsatisfied contract-term services - Long-term	544	551	737

Total allocated to unsatisfied contract-term services	1,393	1,413	1,669

Unsatisfied pellet procedures - Current	789	1,125	1,601
Unsatisfied pellet procedures - Long-term	258	284	436

Total allocated to unsatisfied pellet procedures	1,047	1,409	2,038

Total Deferred Revenue - Current	$1,705	$2,044	$2,584

Total Deferred Revenue - Long-term	$802	$836	$1,173

The Company does not have a history of material returns or refunds, and generally does not offer warranties or guarantees for any products or services. Expected returns and refunds are recorded as a reduction of revenue and are $0 for December 31, 2021, 2020, and 2019.

4. INVENTORY, NET

Inventory, net consists of the following (in thousands):

	2021	2020
Product Inventory - Pellets	$6,318	$5,404
Less: obsolete and expired pellet allowance	(1,356)	(1,080)

	4,962	4,324

Product Inventory - Dietary supplements	4,849	—
Less: obsolete and expired dietary supplement allowance	(196)	—

	4,653	—

Net Inventory	$9,615	$4,324

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following (in thousands):

	2021	2020
Trocars	$4,448	$3,754
Leasehold improvements	254	254
Office equipment	223	204
Computer software	135	135
Furniture and fixtures	119	72
Computer equipment	97	97
Construction in process	705	—

	5,981	4,516

Less: accumulated depreciation	(3,646)	(2,933)

	$2,335	$1,583

Total depreciation expense related to property and equipment, net was $713, $676, and $669 for the years ended December 31, 2021, 2020, and 2019 respectively and was included in selling, general, and administrative expense in the consolidated statements of income and comprehensive income. The Company has not acquired any property and equipment under finance leases.

The Company’s property and equipment are all held within the United States.

6. CAPITALIZED SOFTWARE, NET

Capitalized software, net consist of the following (in thousands):

	2021	2020
Website costs	$3,571	$2,522
Development in process	2,294	703
Less: accumulated amortization	(1,311)	(625)

	$4,554	$2,600

Total amortization expense for capitalized software was $687, $462, and $163 for the years ended December 31, 2021, 2020, and 2019 respectively.

The Company’s capitalized software is all held within the United States.

7. ACCRUED EXPENSES

Accrued liabilities consist of the following (in thousands):

	2021	2020
Accrued professional fees	$1,192	$50
Accrued employee related costs	2,213	1,359
Accrued merchant fees	184	137
Accrued interest	27	38
Legal accrual	1,302	—
Other	1,093	398

	$6,011	$1,982

8. LONG-TERM DEBT

The Company had a note payable with an original balance of $2,600, which matured in April 2019, and was paid in full. The note was unsecured and did not contain restrictive covenants. The note required monthly installments of $175 and bore interest at 5.50%.

In May 2019, the Company entered into a credit arrangement with a financial institution for $50,000, which bears an interest rate quoted as LIBOR + 300 basis points. At December 31, 2021, the interest rate charged to the company was approximately 3.1%, and the average rate paid during 2021 was 3.5%. The credit arrangement matures in May of 2024. The term note is secured by a general security agreement covering all of the Company’s assets and requires principal payments of $1,250 in quarterly installments on the last day of each calendar quarter, commencing on September 30, 2019, with repayment of the outstanding amount of the note due on maturity. As of December 31, 2021 and 2020, the outstanding principal on this note payable was $37,500 and $42,500, respectively.

The credit arrangement also included a line of credit arrangement, under which the Company could borrow up to $10,000. The line expires in May of 2024 and is secured by all assets of the Company. The Company has not drawn on the line of credit during the years ended December 31, 2021 and 2020.

The credit agreement includes covenants customary for credit facilities of these types that limit the ability of the Company and its subsidiaries to, among other things, create or assume liens on assets, make certain types of investments, incur other indebtedness, merge, dissolve, or liquidate the Company, or declare dividends in excess of those needed to meet the income tax obligations of the members. The credit agreement also includes a financial covenant that requires the Company to maintain a ratio of indebtedness to trailing 12-month EBITDA of no greater than 3.00:1 through the fiscal quarter ended June 30, 2021, and 2.50:1 thereafter, and a financial covenant that requires the Company to maintain a ratio of trailing 12-month EBITDA, adjusted for capital expenditures, taxes, and distributions to principal and interest repayments of at least 1.25:1 in each fiscal quarter. Violation of any of these covenants is considered an event of default. If an event of default is continuing, the Company may be required to immediately repay all amount outstanding under the credit agreement, and the lender may terminate any unused lines of credit. The Company was in compliance with all required covenants associated with this term note as of December 31, 2021.

In connection with obtaining the credit arrangement in May of 2019 the Company incurred lender’s fees and related attorney’s fees of $1,108. The Company capitalized these costs and is amortizing them to interest expense over the maturity of the term loan. The debt issuance costs are presented in the consolidated balance sheet net of the related note payable. Amortization expense related to debt issuance costs was $222, $222, and $127 for the year ended December 31, 2021, 2020, and 2019 respectively.

Future maturities of long-term debt, excluding debt issuance costs, are as follows:

2022	$5,000
2023	5,000
2024	27,500

$37,500

9. UNIT-BASED COMPENSATION

Class AAAA Incentive Units

The Company has authorized the grant of Class AAAA incentive units, which entitle the holder to participate in the net transaction proceeds from a change in control or qualifying liquidity event. As of December 31, 2021 and 2020, a total of 33,397 and 33,396 incentive units had been awarded, respectively, to current and former members of senior management, of which 3,000 units were fully vested at each date. The remaining awards fully vest upon the occurrence of a change in control or qualifying liquidity event, and each holder is entitled to receive a stated percentage of the net transaction proceeds in excess of certain thresholds in accordance with the terms of their respective award agreement. The Company has not recognized any compensation expense associated with the incentive units as a change in control or qualifying liquidity event is not deemed probable until it occurs.

Phantom Equity Rights

The Company has also authorized the grant of phantom equity rights, which entitle the holder to participate in the net transaction proceeds from a change in control or qualifying liquidity event. For existing employees, these awards vest quarterly over a period of one or two years after a change in control or qualifying liquidity event, and each holder is entitled to receive a stated percentage of the net transaction proceeds in excess of certain thresholds in accordance with the terms of their respective award agreement. Awards related to former employees vest at the time of a change in control or qualifying liquidity event, and each holder is entitled to receive a stated percentage of the net transaction proceeds in excess of certain thresholds or a maximum amount in accordance with the terms of their respective award agreement. The Company has not recognized any compensation expense associated with the phantom equity rights as a change in control or qualifying liquidity event is not deemed probable until it occurs.

The phantom equity rights are equity-classified awards. Upon occurrence of a qualifying change of control, the Company will (1) recognize a cumulative-effect adjustment to compensation cost for the service that has already been provided (from the grant date to the change of control) and (2) record the unrecognized compensation cost over the remaining vesting period.

The grant date fair value of the phantom equity rights and Class AAAA incentive units are determined using a Monte-Carlo simulation. The significant assumptions used in valuation include the constant risk free rate, constant volatility factor and the Geometric Brownian Motion.

10. LEASES

On July 1, 2014, the Company entered into a contract to lease office space in the Las Colinas Business Center in Irving, TX. Subsequent to execution of the contract, the Company revised the lease to include additional space and extend the lease term through June 30, 2023. The Company was not a party to any lease arrangements prior to this lease.

The Company recognizes operating lease expense on a straight-line basis over the lease term. The Company utilizes the straight-line method of recognizing lease expense. The following table contains a summary of the lease costs recognized under ASC 842 and supplemental cash flow information for leases for the years ended December 31, 2021, 2020, and 2019 (in thousands):

Operating Leases	The year ended December 31,
	2021	2020	2019
Fixed lease expense	$244	$244	244

Total lease cost	244	244	$244

Other information:
Cash paid for amounts included in the measurement of lease liabilities	$257	$257	$257

The following table summarizes the balance sheet classification of the Company’s operating leases, amounts of right-of-use assets and lease liabilities, the weighted average remaining lease term, and the weighted average discount rate for the Company’s operating leases (asset and liability amounts are in thousands):

Leases	December 31
	2021	2020
Assets
Operating lease right-of-use assets	$356	$582

Total lease assets	$356	$582

Liabilities
Current
Operating lease liabilities	$248	$239
Noncurrent
Operating lease liabilities	127	375

Total lease liabilities	$375	$614

Weighted-average remaining lease term—operating leases (years)	1.50	2.50
Weighted-average discount rate—operating leases	3.75%	3.75%

The following table summarizes the payments by date for the Company’s operating lease, which is then reconciled to our total lease obligation (in thousands):

Maturity of Lease Liabilities	The year ended December 31, 2021
Operating Leases
2022	$257
2023	128
2024	—
2025	—
Thereafter	—

Total lease payments	385
Less: interest	(10)

Present value of lease liabilities	$375

11. EARNINGS PER COMMON UNIT

The computation of basic and diluted earnings per common unit is based on net income divided by the basic weighted average number of common units and diluted weighted average number of common units, respectively. The following table sets forth the computation of net income (loss) per common unit:

	Year ended December 31,
	2021	2020	2019
Net income (loss) per unit
Numerator
Net Income (loss)	$32,619	$29,162	$21,287
Income allocated to participating securities	—	—	—

Numerator for basic net income (loss) per unit	32,619	29,162	21,287

Effect of dilutive securities on allocated net income to common units
Class A, AA, and AAA	—	—	—

Numerator for diluted net income (loss) per unit	32,619	29,162	21,287

Denominator (Weighted average units outstanding)
Class A, AA, and AAA	979,800	979,800	979,800
Effect of dilutive securities on weighted average units outstanding
Class A, AA, and AAA	—	—	—

Denominator for diluted net income (loss) per weighted average common units	979,800	979,800	979,800

Net income (loss) per common unit
Class A, Class AA, and Class AAA
Basic and diluted	$33.29	$29.76	$21.73
Basic and diluted weighted average common units outstanding	979,800	979,800	979,800
Percentage allocated to common members	100.0%	100.0%	100.0%

The Company did not have any potentially dilutive common units outstanding during the period.

12. COMMITMENTS AND CONTINGENCIES

Litigation Risk

From time to time, the Company may become involved in various legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

13. RELATED-PARTY TRANSACTIONS

The Company utilizes a professional services firm to perform accounting and tax services for the Company. The Company’s Class AAA units are entirely held by trusts whose beneficiaries are the children of a partner of the firm. Fees paid to the firm were $456 and $532 during the years ended December 31, 2021 and 2020, respectively. Amounts due to the firm as of December 31, 2021 and 2020 were $0 and $7, respectively.

An employee and member of our Medical Advisory Board, is the beneficiary of a trust which holds approximately 51% of the Company’s Class AA units as well as being the child of the Company’s founder, chairman, and beneficial owner of the Company’s Class A units. Compensation paid to the employee was $201 and $182 for the years ended December 31, 2021 and 2020, respectively. Amounts due to the employee were $0 and $5 as of December 31, 2021 and 2020, respectively.

In addition to their employment by the Company, the above referenced employee owns a clinic which is a customer of the Company. Revenues recognized from sales to this customer were $744 and $615 for the years ended December 31, 2021 and 2020, respectively. Amounts due from this customer were $57 and $57 as of December 31, 2021 and 2020 respectively.

An employee of the Company is the spouse of the Company’s founder, chairman, and beneficial owner of the Company’s Class A units. Compensation paid to the employee was $285 and $196 for the years ended December 31, 2021 and 2020, respectively. Amounts due to the employee were $0 as of December 31, 2021 and 2020.

The Company purchases dietary supplement inventories from a vendor in which the Company’s founder holds a minority interest. Inventory purchases from this vendor were $888 and $584 for the years ended December 31, 2021 and 2020, respectively. Amounts due to the vendor were $0 and $52 as of December 31, 2021 and 2020, respectively.

The Company’s founder and chairman has personally guaranteed the Company’s performance under their lease agreement for their primary headquarters. Under this guaranty, the Company’s lessor may seek recovery of amounts owed from the founder in an event of default, regardless of whether they have sought recovery from the Company.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2021, the date of these consolidated financial statements, through April 7, 2022, which represents the date the consolidated financial statements were issued, for events requiring adjustment to or disclosure in these consolidated financial statements. There are no material events that require adjustment to or disclosure in these consolidated financial statements.

biote Corp.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts) (Unaudited)

	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash	$77,461	$26,766
Accounts receivable, net	7,635	5,231
Inventory, net	10,181	9,615
Other current assets	5,534	5,473

Total current assets	100,811	47,085
Property and equipment, net	1,776	2,335
Capitalized software, net	5,118	4,554
Operating lease right-of-use assets	181	356
Deferred tax asset	1,692	—

Total assets	$109,578	$54,330

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$8,245	$4,349
Accrued expenses	5,719	6,011
Term loan, current	6,250	5,000
Deferred revenue, current	1,989	1,705
Operating lease liabilities, current	190	248

Total current liabilities	22,393	17,313
Term loan, net of current portion	113,451	31,963
Deferred revenue, net of current portion	862	802
Operating lease liabilities, net of current portion	—	127
Warrant liability	4,679	—
Earnout liability	78,080	—

Total liabilities	219,465	50,205
Commitments and contingencies (See Note 18)
Stockholders’ Equity (Deficit)
Class A, AA, AAA, and AAAA units, no par value, unlimited units authorized; no and 1,013,197 units issued, no and 982,800 units outstanding as of September 30, 2022 and December 31, 2021, respectively	—	—
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; no shares issued or outstanding	—	—
Class A common stock, $0.0001 par value, 600,000,000 shares authorized; 9,926,658 and no shares issued, 8,339,158 and no shares outstanding as of September 30, 2022 and December 31, 2021, respectively	1	—
Class B common stock, $0.0001 par value, 8,000,000 shares authorized; no shares issued or outstanding as of September 30, 2022 and December 31, 2021	—	—
Class V voting stock, $0.0001 par value, 100,000,000 shares authorized; 58,565,824 and no shares issued, 48,565,824 and no shares outstanding as of September 30, 2022 and December 31, 2021, respectively	5	—
Additional paid-in capital	—	—
Retained earnings (Accumulated deficit)	(37,178)	4,165
Accumulated other comprehensive loss	(6)	(40)

biote Corp.’s stockholders’ equity (deficit)	(37,178)	4,125
Noncontrolling interest	(72,709)	—

Total stockholders’ equity (deficit)	(109,887)	4,125

Total liabilities and stockholders’ equity (deficit)	$109,578	$54,330

The accompanying notes are an integral part of these condensed consolidated financial statements.

biote Corp.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands, except share and per share amounts) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue
Product revenue	$41,574	$35,119	$119,121	$100,619
Service revenue	396	448	1,351	1,241

Total revenue	41,970	35,567	120,472	101,860
Cost of revenue (excluding depreciation and amortization included in selling, general and administrative, below)
Cost of products	12,750	11,600	37,391	33,496
Cost of services	587	690	1,760	1,795

Cost of revenue	13,337	12,290	39,151	35,291
Commissions	209	566	788	1,607
Marketing	997	1,417	3,352	3,225
Selling, general and administrative	19,612	12,311	145,206	33,101

Income (loss) from operations	7,815	8,983	(68,025)	28,636
Other income (expense), net:
Interest expense	(1,756)	(384)	(2,909)	(1,301)
Gain from change in fair value of warrant liability	1,153	—	4,552	—
Gain (loss) from change in fair value of earnout liability	(13,680)	—	109,670	—
Loss from extinguishment of debt	—	—	(445)	—
Other income	356	5	454	13

Total other income (expense), net	(13,927)	(379)	111,322	(1,288)

Income (loss) before provision for income taxes	(6,112)	8,604	43,297	27,348
Income tax expense (benefit)	234	67	(48)	209

Net income (loss)	(6,346)	8,537	43,345	27,139

Less: Net income (loss) attributable to noncontrolling interest	6,890		(58,875)

Net income (loss) attributable to biote Corp. stockholders	(13,236)		102,220

Other comprehensive income (loss):
Foreign currency translation adjustments	(1)	10	—	(14)

Other comprehensive income (loss)	(1)	10	—	(14)

Comprehensive income (loss)	$(6,347)	$8,547	$43,345	$27,125

Net income (loss) per common share
Basic	$(1.74)		$13.46
Diluted	$(1.74)		$0.75
Weighted average common shares outstanding
Basic	7,605,031		7,596,379
Diluted	7,605,031		58,147,427

The accompanying notes are an integral part of these condensed consolidated financial statements.

biote Corp.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts) (Unaudited)

							Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit) Attributable to biote Corp.	Non controlling Interest	Total Stockholders’ Equity (Deficit)
	Members’ Equity		Class A Common Stock		Class V Voting Stock
	Units	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	982,800	$—	—	$—	—	$—	$—	$(17,052)	$(23)	$(17,075)	$—	$(17,075)
Distributions	—	—	—	—	—	—	—	(2,342)	—	(2,342)	—	(2,342)
Net income	—	—	—	—	—	—	—	8,841	—	8,841	—	8,841
Other comprehensive loss	—	—	—	—	—	—	—	—	(9)	(9)	—	(9)

Balance at March 31, 2021	982,800	—	—	—	—	—	—	(10,553)	(32)	(10,585)	—	(10,585)

Distributions	—	—	—	—	—	—	—	(5,625)	—	(5,625)	—	(5,625)
Net income	—	—	—	—	—	—	—	9,761	—	9,761	—	9,761
Other comprehensive income	—	—	—	—	—	—	—	—	10	10	—	10

Balance at June 30, 2021	982,800	$—	—	$—	—	$—	$—	$(6,417)	$(22)	$(6,439)	$—	$(6,439)

Distributions	—	—	—	—	—	—	—	(3,436)	—	(3,436)	—	(3,436)
Net income	—	—	—	—	—	—	—	8,537	—	8,537	—	8,537
Other comprehensive income	—	—	—	—	—	—	—	—	(15)	(15)	—	(15)

Balance at September 30, 2021	982,800	$—	—	$—	—	$—	$—	$(1,316)	$(37)	$(1,353)	$—	$(1,353)

The accompanying notes are an integral part of these condensed consolidated financial statements.

biote Corp.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts) (Unaudited)

	Members’ Equity		Class A Common Stock		Class V Voting Stock		Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit) Attributable to biote Corp.	Non- controlling Interest	Total Stockholders’ Equity (Deficit)
	Units	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	982,800	$—	—	$—	—	$—	$—	$4,165	$(40)	$4,125	$—	$4,125
Distributions	—	—	—	—	—	—	—	(2,735)	—	(2,735)	—	(2,735)
Net income	—	—	—	—	—	—	—	9,350	—	9,350	—	9,350
Other comprehensive income	—	—	—	—	—	—	—	—	6	6	—	6

Balance at March 31, 2022	982,800	—	—	—	—	—	—	10,780	(34)	10,746	—	10,746

Distributions	—	—	—	—	—	—	—	(6,840)	—	(6,840)	—	(6,840)
Net loss through May 26, 2022	—	—	—	—	—	—	—	(207)	—	(207)	—	(207)
Other comprehensive loss through May 26, 2022	—	—	—	—	—	—	—	—	(5)	(5)	—	(5)
Business Combination: Reverse recapitalization on May 26, 2022	(982,800)	—	7,574,271	1	48,565,824	5	—	(207,498)	—	(207,492)	—	(207,492)
Business Combination: Noncontrolling interest on May 26, 2022	—	—	—	—	—	—	—	3,619	34	3,653	(3,653)	—
Business Combination: Capitalized transaction costs	—	—	—	—	—	—	—	(12,282)	—	(12,282)	—	(12,282)
Share-based compensation	—	—	—	—	—	—	—	79,270	—	79,270	—	79,270
Settlement of phantom equity rights	—	—	—	—	—	—	—	(7,250)	—	(7,250)	—	(7,250)
Net income (loss) after May 26, 2022	—	—	—	—	—	—	—	115,456	—	115,456	(74,908)	40,548

Balance at June 30, 2022	—	$—	7,574,271	$1	48,565,824	$5	$—	$(24,952)	$(5)	$(24,951)	$(78,561)	$(103,512)

Distributions	—	—	—	—	—	—	—	—	—	—	(1,035)	(1,035)
Net income (loss)	—	—	—	—	—	—	—	(13,236)	—	(13,236)	6,890	(6,346)
Other comprehensive loss	—	—	—	—	—	—	—	—	(1)	(1)	(3)	(4)
Share-based compensation	—	—	—	—	—	—	—	746	—	746	—	746
Vesting of RSUs	—	—	699,887	—	—	—	—	—	—	—	—	—
Issuance of shares under SEPA	—	—	65,000	—	—	—	—	264	—	264	—	264

Balance at September 30, 2022	—	$—	8,339,158	$1	48,565,824	$5	$—	$(37,178)	$(6)	$(37,178)	$(72,709)	$(109,887)

The accompanying notes are an integral part of these condensed consolidated financial statements.

biote Corp.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) (Unaudited)

	Nine Months Ended September 30,
	2022	2021
Operating Activities
Net income	$43,345	$27,139
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,644	987
Bad debt expense (recoveries)	(210)	165
Amortization of debt issuance costs	392	166
Provision for obsolete inventory	80	180
Non-cash lease expense	175	168
Non-cash sponsor share transfers	7,216	—
Non-cash fees under SEPA	108	—
Share-based compensation expense	80,016	—
Gain from change in fair value of warrant liability	(4,552)	—
Gain (loss) from change in fair value of earnout liability	(109,670)	—
Loss from extinguishment of debt	445	—
Deferred income taxes	(597)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,194)	(1,423)
Inventory	(646)	(5,298)
Other current assets	(3,999)	(1,295)
Accounts payable	4,476	1,926
Deferred revenue	344	(199)
Accrued expenses	(31,396)	1,303
Operating lease liabilities	(185)	(179)

Net cash (used in) provided by operating activities	(15,208)	23,640
Investing Activities
Purchases of property and equipment	(328)	(774)
Purchases of capitalized software	(1,199)	(1,986)

Net cash used in investing activities	(1,527)	(2,760)
Financing Activities
Proceeds from the Business Combination	12,282	—
Principal repayments on term loan	(2,813)	(3,750)
Borrowings on term loan	125,000	—
Extinguishment of Bank of America term loan	(36,250)	—
Debt issuance costs	(4,036)	—
Settlement of phantom equity rights	(7,250)	—
Distributions	(10,610)	(11,403)
Capitalized transaction costs	(8,341)	—
Proceeds from issuance of shares under SEPA	156	—
SEPA transaction costs	(702)	—

Net cash provided by (used in) financing activities	67,436	(15,153)
Effect of exchange rate changes on cash and cash equivalents	(6)	(12)

Net increase in cash and cash equivalents	50,695	5,715
Cash and cash equivalents at beginning of period	26,766	17,208

Cash and cash equivalents at end of period	$77,461	$22,923

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,488	$1,149
Cash paid for income taxes	111	163
Non-cash investing and financing activities
Capital expenditures and capitalized software included in accounts payable	$122	$—
Non-cash SEPA transaction costs	$108	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

biote Corp.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except share and per share amounts)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—biote Corp. (inclusive of its consolidated subsidiaries, the “Company” or “Biote”) is a Delaware incorporated company headquartered in Irving, Texas. The Company was founded in 2012 and trains physicians and nurse practitioners in hormone optimization using bio-identical hormone replacement pellet therapy in men and women experiencing hormonal imbalance.

Basis of Presentation—The condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting and therefore do not include all information and disclosures normally included in the annual consolidated financial statements. The condensed consolidated financial statements include the accounts of Biote and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company recognizes noncontrolling interest related to its less-than-wholly-owned subsidiary as equity in the condensed consolidated financial statements separate from the parent entity’s equity. The net loss attributable to noncontrolling interest is included in net income in the condensed consolidated statements of income and comprehensive income.

COVID-19—As of September 30, 2022 and December 31, 2021, the COVID-19 pandemic and the related disruptions caused to the global economy did not have a material impact on the Company’s business. However, the duration and intensity of the COVID-19 pandemic and any resulting disruption to the Company’s operations remains somewhat uncertain, and the Company will continue to assess the impact of the COVID-19 pandemic on its financial position. Further, global economic conditions have been worsening, with disruptions to, and volatility in, the credit and financial markets in the U.S. and worldwide resulting from the effects of COVID-19 and otherwise. If these conditions persist and deepen, the Company could experience an inability to access additional capital or its liquidity could otherwise be impacted. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and development programs and/or other efforts.

Unaudited Interim Financial Information—In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position and its results of operations, changes in stockholders’ equity (deficit) and cash flows. The condensed consolidated balance sheet as of December 31, 2021, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The accompanying condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2021.

Business Combination—On May 26, 2022 (the “Closing Date”), BioTE Holdings, LLC (“Holdings,” inclusive of its direct and indirect subsidiaries, the “BioTE Companies,” and as to its members, the “Members”) completed a series of transactions (the “Business Combination”) with Haymaker Acquisition Corp. III (“Haymaker”), Haymaker Sponsor III LLC (the “Sponsor”), BioTE Management, LLC, Dr. Gary S. Donovitz, in his individual capacity, and Teresa S. Weber, in her capacity as the Members’ representative (in such capacity, the “Members’ Representative”) pursuant to the business combination agreement (the “Business Combination Agreement”) dated December 13, 2021 (the “Closing”), which is discussed in more detail in Note 3. As a result of the Business Combination, Haymaker was renamed “biote Corp.”

The Business Combination was accounted for as a common control transaction, in accordance with U.S. GAAP. Under this method of accounting, Haymaker’s acquisition of the BioTE Companies was accounted for at their historical carrying values, and the BioTE Companies were deemed the predecessor entity. This method of accounting is similar to a reverse recapitalization whereby the Business Combination was treated as the equivalent of the BioTE Companies issuing stock for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Haymaker are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of the BioTE Companies.

Following the Closing of the Business Combination, the Company is organized in an “Up-C” structure in which the business of the Company is operated by Holdings and its subsidiaries, and Biote’s only material direct asset consists of equity interests in Holdings. The consolidated financial statements of Holdings and its subsidiaries have been determined to be the predecessor for accounting and reporting purposes for the period prior to the Business Combination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company regularly evaluates estimates and assumptions related to assets, liabilities, costs, expenses, contingent liabilities, share-based compensation and research and development costs. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

In the opinion of the Company, the accompanying condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position and its results of operations, changes in stockholders’ equity (deficit) and cash flows. The results of operations for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the entire year.

Segment Information—Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results, and plans for levels or components below the consolidated unit level. Accordingly, the Company has one operating segment and, therefore, one reportable segment.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are recorded net of allowances for doubtful accounts.

Inventory—Inventory is carried at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Inventory consists of bioidentical hormone pellets and nutraceuticals. Bioidentical hormone pellets contain bioidentical testosterone or estrogen used to achieve hormone balance. Nutraceuticals are high-grade supplements used to enhance pellet therapy. The Company reviews its inventory balances and writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. Inventory write-downs are recorded within cost of goods sold. Management recorded a reserve for obsolescence of inventory related to inventory which has expired. See Note 5 for further details.

Other Current Assets—As of September 30, 2022 and December 31, 2021, the Company’s total other current assets consist of the following:

	September 30, 2022	December 31, 2021
Prepaid expenses	$3,267	$847
Advances	2,267	685
Capitalized transaction costs	—	3,941

Total other current assets	$5,534	$5,473

Prepaid expenses include software and technology licensing agreements, insurance premiums and other advance payments for services to be received over the next 12 months. Advances are comprised of deposit payments to vendors for inventory purchase orders to be received in the next 12 months. The capitalized transaction costs as of December 31, 2021 relate to costs incurred that were directly related to the Business Combination as described in Note 1.

Impairment of Long-Lived Assets—Long-lived assets, such as property and equipment and capitalized software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment charges have been recorded during the three and nine months ended September 30, 2022 and 2021.

Leases—At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement including the use of an identified asset(s) and the Company’s control over the use of that identified asset. The Company elected, as allowed under Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) 2016-02, Leases (“ASC 842”), to not recognize leases with a lease term of one year or less on its balance sheet. Leases with a term greater than one year are recognized on the balance sheet as right-of-use (“ROU”) assets and current and non-current lease liabilities, as applicable. As of September 30, 2022 and December 31, 2021, the Company does not have any financing leases.

Lease liabilities and their corresponding ROU assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the ROU asset may be required for items such as incentives, prepaid lease payments, or initial direct costs. When an option to extend the lease exists, a determination is made whether that option is reasonably certain of exercise based on economic factors present at the measurement date and as circumstances may change. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Variable lease costs are expensed as incurred as an operating expense.

As the rates implicit in the Company’s leases have not historically been readily determinable, the Company utilizes the appropriate incremental borrowing rate, which is the rate the Company would incur to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment over the lease term. To estimate our incremental borrowing rate, a credit rating applicable to the Company is estimated using a synthetic credit rating analysis since the Company does not currently have a rating agency-based credit rating.

In accordance with ASC 842, contracts containing a lease should be split into three categories: lease components, non-lease components, and activities or costs that do not transfer a distinct good or service (“non-components”).

The fixed and in-substance fixed contract consideration (including any consideration related to non-components) must be allocated, based on the respective relative fair values, to the lease components and non-lease components.

Entities may elect not to separate lease and non-lease components. Accordingly, entities making this election would account for each lease component and related non-lease component together as a single lease component. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only. See Note 15 for further details.

Warrant Liabilities—The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and remeasured each balance sheet date thereafter. The Company’s warrants did not meet the criteria for equity classification and are recorded as liabilities. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss in the statements of income and comprehensive income. See Note 10 for further detail.

Earnout Liability—In connection with the Business Combination, the Members and the Sponsor received shares that will vest upon the achievement of certain share price targets. The earnout shares are classified as a liability in the Company’s condensed consolidated balance sheet because it does not qualify as being indexed to the Company’s own stock. The earnout liability was initially measured at fair value at the Closing Date and subsequently remeasured at the end of each reporting period. The change in fair value of the earnout liability is recorded in the condensed consolidated statement of income and comprehensive income. See Note 11 for further detail.

Noncontrolling Interest—Pursuant to the Business Combination, as described in Note 3, the Company is organized in an “Up-C” structure with the Company owning only a portion of its consolidated subsidiaries. The portion of the consolidated subsidiaries not owned by the Company and any related activity is presented as noncontrolling interest in the condensed consolidated financial statements. The noncontrolling interests, together with their corresponding shares of Class V voting stock, can be exchanged for Class A common stock in Biote or, at the election of the Company, cash. Because redemptions for cash is solely within the control of the Company, noncontrolling interest is presented in permanent equity.

Fair Value Measurements—The guidance in FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

See Note 12 for further detail.

Stockholders’ Equity (Deficit)—Prior to consummation of the Business Combination, the Company’s capital structure included voting units (Class A), non-voting units (Class AA and AAA), and non-voting incentive units (Class AAAA), with no limit to the number of units that may be issued. Class A units had 100% of the voting rights, and there is no par value assigned to any of the classes of units.

Pursuant to the Business Combination Agreement and immediately prior to the Business Combination’s consummation, the Company effectuated a recapitalization whereby all Class A, Class AA, Class AAA and Class AAAA units held by Holdings’ Members were converted (whether by direct exchange, merger or otherwise) into Class A Common Units.

As of December 31, 2021, the following members’ equity units were issued and outstanding:

	December 31, 2021
Members’ Equity	Issued	Outstanding
Class A (Voting)	16,721	16,721
Class AA (Non-voting)	903,079	903,079
Class AAA (Non-voting)	60,000	60,000
Class AAAA (Non-voting incentive units)	33,397	3,000

Total	1,013,197	982,800

As of September 30, 2022, the following shares of common stock were issued and outstanding:

	September 30, 2022
Stockholders’ Equity	Issued	Outstanding
Class A common stock	9,926,658	8,339,158
Class B common stock	—	—
Class V voting stock	58,565,824	48,565,824

Total	68,492,482	56,904,982

The Company made operating distributions to Members of Holdings and taxing authorities on the Members’ behalf totaling $10,610 and $11,403 during the nine months ended September 30, 2022 and 2021, respectively.

Standby Equity Purchase Agreement

On July 27, 2022, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”). Yorkville is a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey.

The Company has the right, but not the obligation, from time to time at the Company’s discretion until the first day of the month following the 36-month anniversary of the date of the SEPA (unless earlier terminated), to direct Yorkville to purchase a specified amount of shares of Class A common stock (each such sale, an “Advance”) by delivering written notice to Yorkville (each, an “Advance Notice”). The shares of Class A common stock purchased pursuant to an Advance will be purchased at a price equal to 97.0% of the lowest daily

VWAP of the Class A common stock during the three consecutive trading days commencing on the date of delivery of a given Advance Notice. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s common stock for such date as reported by Bloomberg L.P. during regular trading hours.

While there is no mandatory minimum amount for any individual Advance, it may not exceed the greater of (i) an amount equal to thirty percent (30%) of the daily volume traded on the trading day immediately preceding an Advance Notice, or (ii) 1,000,000 shares of Class A common stock. No more than 5,000,000 shares of Class A common stock, including the Commitment Shares (as defined below) may be sold pursuant to the SEPA.

Yorkville’s obligation to continue to purchase shares of Class A common stock pursuant to the SEPA is subject to a number of conditions.

As consideration for Yorkville’s commitment to purchase Class A common stock at the Company’s direction upon the terms and subject to the conditions set forth in the SEPA, upon execution of the SEPA, the Company issued 25,000 shares of Class A common stock to Yorkville (the “Commitment Shares”). During the three and nine months ended September 30, 2022, the Company sold 40,000 shares to Yorkville under the SEPA for cash proceeds of $156.

Share-Based Compensation—Holdings previously granted Class AAAA units (“incentive units”) and phantom equity rights (collectively, the “equity awards”) to certain key members of management. The equity awards were entitled to share in the distributions of Holdings from a change in control or qualifying liquidity event. The equity awards are accounted for under ASC 718, Compensation – Stock Compensation, and classified in equity. The Company has elected to recognize forfeitures at the time they occur. The fair value of the equity awards was determined using a Monte-Carlo simulation as of the grant date. The awards begin to vest on the date of a change in control or qualifying event. The Business Combination constituted such a qualifying event triggering the performance condition in the awards. No compensation cost was recognized historically until the Closing of the Business Combination as a qualifying event was not previously deemed probable to occur. See Note 14 for further details.

Income Taxes—The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Concentrations—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable, credit agreements, and inventory purchases. The Company’s cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

As of September 30, 2022 and December 31, 2021, 100% of the Company’s outstanding debt and available line of credit was from one lender. A failure of the counterparty to perform could result in the loss of access to the available borrowing capacity under the line of credit.

Inventory purchases from three vendors totaled approximately 87% and 90% for the three months ended September 30, 2022 and 2021, respectively, and 87% and 89% for the nine months ended September 30, 2022 and 2021, respectively. Due to the nature of the markets and availability of alternative suppliers, the Company does not believe the loss of any one vendor would have a material adverse impact on the Company’s financial position, results of operations or cash flows for any significant period of time.

Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance. The Company did not have any customers that accounted for 10% or more of total revenues for the three and nine months ended September 30, 2022 and 2021. The Company did not have any customers that accounted for more than 10% of the outstanding gross accounts receivable as of September 30, 2022 or December 31, 2021.

Employee Retirement Plans—

Defined Contribution Retirement Plans

Effective January 1, 2021, the Company offers participation in the BioTE Medical, LLC (”BioTE Medical”) 401(k) Plan (the “401(k) Plan”), a defined contribution plan providing retirement benefits to eligible employees. Eligible employees may contribute a portion of their annual compensation to the 401(k) Plan, subject to the maximum annual amounts as set periodically by the IRS. The Company makes a safe harbor, non-elective contribution to the 401(k) Plan equal to 3% of each participant’s eligible employee compensation. Safe harbor contributions vest immediately for each participant.

During the three and nine months ended September 30, 2022 the Company made $434 and $735, respectively, in safe harbor contributions under the 401(k) Plan, which are presented within Selling, general and administrative expense in the condensed consolidated statements of income and comprehensive income. During the three and nine months ended September 30, 2021 the Company made $131 and $186, respectively in safe harbor contributions.

Recently Adopted Accounting Pronouncements—In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of ASC 740, Income Taxes. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of ASC 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, and for interim periods beginning after December 15, 2022. The Company has adopted the standard as of January 1, 2022, and there was no material impact to the financial statements.

Recent Accounting Pronouncements Not Yet Adopted—In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The main objective of the update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by companies at each reporting date. For trade and other receivables, held to maturity debt securities, and other instruments, companies will be required to use a new forward-looking “expected losses” model that generally will result in the recognition of allowances for losses earlier than under current accounting guidance. Further, the FASB issued ASU 2019-04, ASU 2019-05 and ASU 2019-11 to provide additional guidance on the credit losses standard. The standard will be adopted using the modified retrospective approach. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2022, with early adoption permitted. The Company is evaluating the potential impact of adopting ASU 2016-13 on its condensed consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 changes how entities account for convertible instruments and contracts in an entity’s own equity and simplifies the accounting for convertible instruments by removing certain separation models for convertible instruments. ASU 2020-06 also modifies the guidance on diluted earnings per share calculations. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its condensed consolidated financial statements and related disclosures.

3.	BUSINESS COMBINATION

At the Closing, (i) Holdings transferred to the Company 9,161,771 Class A common units of Holdings (“Holdings Units”), which was equal to the number of shares of Haymaker’s Class A common stock, par value $0.0001 per share (“Class A common stock”), issued and outstanding as of immediately prior to the Closing (after giving effect to redemptions by Haymaker’s public stockholders of 30,525,729 shares of Class A common stock prior to the Closing and the conversion of Haymaker’s Class B common stock, par value $0.0001 per share (“Class B common stock”) into shares of Class A common stock and (ii) Haymaker issued 58,565,824 shares of newly authorized Class V voting stock, par value $0.0001 per share (“Class V voting stock”), which number of shares of Class V voting stock was equal to the number of Holdings Units retained by the Members immediately following the Closing (the “Retained Holdings Units”), and which shares of Class V voting stock were distributed to the Members, resulting in the Company being organized in an “Up-C” structure.

Also at Closing, (x) in exchange for the Closing Holdings Units, Haymaker transferred cash in an amount equal to (i) the cash in the trust account and any cash held by Haymaker outside of the trust account, less (ii) the amounts required by the redemptions of Class A common stock by the public stockholders, which was equal to $305.5 million and (y) the BioTE Companies received aggregate proceeds of $125 million from the Debt Financing (as defined below) (the aggregate amounts described in (x) and (y) of $137.3 million, the “Closing Date Cash”) in accordance with and in the priority set forth in the Business Combination Agreement and as described further in the Proxy Statement. There was no cash consideration paid to Members at Closing.

Recapitalization

Immediately prior to the Closing, Holdings (i) effectuated a recapitalization, pursuant to which all its Class A units, Class AA units, Class AAA units and Class AAAA units held by the Members were converted or exchanged (whether by direct exchange, merger or otherwise) into a number of equity interests in the Company designated as “Class A Common Units” in the amounts determined in accordance with Holdings’ Second Amended and Restated Operating Agreement (the “Holdings A&R OA”), which was entered into prior to the Closing, the result of which was that the Members hold a single class of Holdings Units as of immediately prior to the Closing and (ii) converted into a Delaware limited liability company.

Consideration

At the Closing and in consideration for the acquisition of Holdings Units, Haymaker and the BioTE Companies, pursuant to the Business Combination Agreement and the Trust Agreement (as defined in the Business Combination Agreement), disbursed the Closing Date Cash to Holdings.

Earnout

On the Closing Date (a) the Members on a pro rata basis subjected (i) 10,000,000 Retained Holdings Units held by them (the “Member Earnout Units”) and (ii) 10,000,000 shares of Class V voting stock distributed to them by the BioTE Companies (the “Earnout Voting Shares”), (b) the Sponsor subjected 1,587,500 shares of Class A common stock held by it after giving effect to the Class B common stock Conversion (the “Sponsor Earnout Shares”), and (c) Haymaker subjected a number of Holdings Units equal to the number of Sponsor Earnout Shares (the “Sponsor Earnout Units,” and, together with the Sponsor Earnout Shares, the Earnout Voting Shares and the Member Earnout Units, the “Earnout Securities”), to certain restrictions and potential forfeiture pending the achievement (if any) of certain earnout targets or milestones pursuant to the terms of the Business Combination Agreement or the occurrence of a Change of Control (as defined in the Business Combination Agreement).

Beginning on the six-month anniversary of the Closing, each Retained Biote Unit held by the Members may be redeemed, together with one share of Class V voting stock and subject to certain conditions, in exchange for either one share of Class A common stock or in certain circumstances, at the election of the Company in its capacity as the sole manager of Holdings, the cash equivalent of the market value of one share of Class A common stock, pursuant to the terms and conditions of the Holdings A&R OA (such exchange rights, as further described in the Holdings A&R OA, the “Exchange Rights”). See Note 11 for further detail.

Other Agreements—Business Combination

The Business Combination Agreement contemplated the execution of various additional agreements and instruments, including, among others, the following:

Tax Receivable Agreement

At Closing, Biote entered into a tax receivable agreement (the “TRA”) with Holdings, the Members and the Members’ Representative, which provides for, among other things, payment by the Company to the Members of 85% of the U.S. federal, state and local income tax savings realized by the Company as a result of the increases in tax basis and certain other tax benefits related to any transactions contemplated under the Business Combination Agreement and any redemption of Retained Holdings Units in exchange for Class A common stock or cash (as more fully described in the TRA). These payments are an obligation of Biote and not of the BioTE Companies. Biote’s only material asset following the Business Combination is its ownership interest in Holdings and, accordingly, the Company will depend on distributions from Holdings to make any payments required to be made by the Company under the TRA.

The term of the TRA will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the TRA for an amount representing the present value of anticipated future tax benefits under the TRA or certain other acceleration events occur. The actual increase in the Company’s allocable share of tax basis in the BioTE Companies’ assets, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of redemptions of shares of Retained Holdings Units, the market price of shares of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the Company’s income. Any payments the Company makes under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to the Company. To the extent that the Company is unable to make timely payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period and/or under certain circumstances may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA.

The TRA provides that, in the event that (i) the Company exercises its early termination rights under the TRA, (ii) certain changes of control occur (as described in the TRA), (iii) the Company, in certain circumstances, fails to make a payment required to be made pursuant to the TRA by the applicable final payment date, which non-payment continues for 30 days following such final payment date or (iv) the Company materially breaches any of its material obligations under the TRA, which breach continues without cure for 30 days following receipt by the Company of written notice thereof (unless, in the case of clauses (iii) and (iv), certain liquidity exceptions apply) the Company’s obligations under the TRA will accelerate and the Company will be required to make a lump-sum cash payment to the applicable parties to the TRA equal to the present value of all forecasted future payments that would have otherwise been made under the TRA, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. As of September 30, 2022 and December 31, 2021, there have been no exchanges, and therefore, no liability is recorded related to the TRA.

Second Amended and Restated Operating Agreement of Holdings

At the Closing, the Company, Holdings and the Members entered into the Holdings A&R OA, which, among other things, (i) provided for a recapitalization of the ownership structure of Holdings, whereby following the execution of the Holdings A&R OA, the ownership structure of Holdings consists solely of the Holdings Units, (ii) designated the Company as the sole manager of Holdings (iii) provides that on the Exchange Date (as defined in the Holdings A&R OA) (unless otherwise waived by the Company, or, with respect to the Initial Shares (as defined therein), following the registration under the Securities Act of 1933, as amended (the “Securities Act”), of such shares), each Retained Biote Unit held by the Members may be redeemed in exchange, subject to certain conditions, for either one share of Class A common stock or, at the election of the Company in its capacity as the sole manager of Holdings, the cash equivalent of the market value of one share of Class A common stock (the “Exchange Rights”), and (iv) otherwise amended and restated the rights and preferences of the Holdings Units, in each case, as more fully described in the Holdings A&R OA.

In connection with the execution of the Business Combination Agreement, certain of Haymaker’s officers and directors, Haymaker, the Sponsor, Holdings and the Members’ Representative entered into a letter agreement (the “Sponsor Letter”), pursuant to which, among other things, the Sponsor agreed to (i) vote, at any duly called meeting of stockholders of the Company, in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) subject to certain exceptions, not to effect any sale or distribution of any of its shares of Class B common stock or private placement warrants and (iii) waive any and all anti-dilution rights described in Haymaker’s amended and restated certificate of incorporation or otherwise with respect to the shares of Class B common stock held by the Sponsor that may be implicated by the Business Combination such that the Class B common stock Conversion will occur as discussed therein.

Investor Rights Agreement

At the Closing, the Company, the Members, the Sponsor, the Members’ Representative and certain other parties entered into an Investor Rights Agreement (the “IRA”). Pursuant to the terms of the IRA, among other things, (i) that certain Registration Rights Agreement, by and between Haymaker and certain security holders, dated March 1, 2021, entered into in connection with Haymaker’s initial public offering, was terminated, (ii) the Company provided certain registration rights for the shares of Class A common stock held (or underlying certain securities held) by the Members, the Sponsor, and certain other parties, (iii) the Members agreed not to, subject to certain exceptions, transfer, sell, assign or otherwise dispose of the shares of Class A common stock, Class V voting stock and the Holdings Units held by such Members, as applicable, for six months following the Closing, and the Member Earnout Units (as defined therein) until the date such securities have been earned in accordance with the Business Combination Agreement and (iv) the Sponsor agreed not to, subject to certain exceptions, transfer, sell, assign or otherwise dispose of its (a) shares of Class A common stock (other than the Sponsor Earnout Shares, as defined therein) for six months following the Closing, (b) Sponsor Earnout Shares until the date such securities have been earned in accordance with the Business Combination Agreement and (c) warrants issued to the Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between the Company and the Sponsor, and the underlying shares of Class A common stock, for 30 days following the Closing Date (such lock-up period superseding the lock-up period set forth in the Insider Letter (as defined in the IRA)), in each case, as more fully described in the IRA).

Indemnification Agreements

In connection with the Closing, the Company entered into indemnification agreements (each, an “Indemnification Agreement”) with its directors and executive officers. Each Indemnification Agreement provides for indemnification and advancements by the Company of certain expenses and costs if the basis of the indemnitee’s involvement in a matter was by reason of the fact that the indemnitee is or was a director, officer, employee, or agent of the Company or any of its subsidiaries or was serving at the Company’s request in an official capacity for another entity, in each case to the fullest extent permitted by the laws of the State of Delaware.

Credit Agreements

On the Closing Date, certain direct and indirect subsidiaries of Biote entered into that certain Credit Agreement, dated as of May 26, 2022 (the “Credit Agreement”; any capitalized terms used but not defined herein have the meanings assigned to such terms in the Credit Agreement), by and among, inter alios, Holdings, BioTE Medical, LLC, (“BioTE Medical”), BioTe IP, LLC, (“BioTe IP” and, together with Holdings and BioTE Medical, collectively, the “Loan Parties”), certain lenders party thereto from time to time (the “Lenders”), and Truist Bank, as administrative agent for the Lenders (“Administrative Agent”). The Credit Agreement provides for (i) a $50,000 senior secured revolving credit facility (the “Revolving Loans”) and (ii) a $125,000 senior secured term loan A credit facility, which was borrowed in full on the Closing Date (the “Term Loan” and, together with the Revolving Loans, collectively, the “Loans”, such transactions together the “Debt Financing”). BioTE Medical will use the proceeds of the Debt Financing to refinance and replace an existing credit facility pursuant to a credit agreement, dated as of May 17, 2019, with Bank of America, N.A and for general corporate purposes.

The Loans are also subject to customary events of default. Events of default under the Credit Agreement include (subject to grace periods in certain instances): (i) the failure by any Loan Party to timely make payments due under the Credit Agreement; (ii) material misrepresentations or misstatements in any representation or warranty by any Loan Party when made; (iii) failure by any Loan Party to comply with the covenants under the Credit Agreement and other related agreements; (iv) certain defaults under a specified amount of other indebtedness of Holdings or its subsidiaries; (v) insolvency or bankruptcy-related events with respect to Holdings or any of its subsidiaries; (vi) certain undischarged, non-appealable judgments above a specified threshold against Holdings or any of its subsidiaries; (vii) certain ERISA-related events reasonably expected to result in liability above a specified threshold to Holdings and its subsidiaries taken as a whole; (viii) any loan documents or a material part of the liens under the loan documents ceasing to be, or being asserted by Holdings or its subsidiaries not to be, in full force and effect; (ix) any loan party or subsidiary denying that it has further obligations under any Loan Document; (x) any obligations under the loan documents ceasing to constitute senior indebtedness; and (x) the occurrence of a change of control. If an event of default has occurred and continues beyond any applicable cure period, Administrative Agent may (i) accelerate all outstanding obligations under the Credit Agreement or (ii) terminate the commitments, amongst other remedies. Additionally, BioTE Medical may not borrow under the Loans while an event of default is continuing. See Note 9 for further detail.

4.	REVENUE RECOGNITION

Revenue recognized for each revenue stream is as follows:

Financial Statement Caption	Revenue Stream	Three Months Ended September 30,		Nine Months Ended September 30,
Product revenue:		2022	2021	2022	2021
	Pellet procedures	$32,981	$28,090	$96,247	$80,941
	Dietary supplements	8,066	6,803	21,719	19,023
	Disposable trocars	509	220	1,110	633
	Shipping fees	18	6	45	22

Total product revenue		41,574	35,119	119,121	100,619
Service revenue:
	Training	186	212	707	528
	Contract-term services	210	236	644	713

Total service revenue		396	448	1,351	1,241

Total revenue		$41,970	$35,567	$120,472	$101,860

Revenue recognized by geographic region is as follows:

Financial Statement Caption	Country	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
Product revenue:		2022	2021	2022	2021
	United States	$41,469	$35,054	$118,845	$100,435
	All other	105	65	276	184

Total product revenue		41,574	35,119	119,121	100,619
Service revenue:
	United States	385	448	1,332	1,241
	All other	11	—	19	—

Total service revenue		396	448	1,351	1,241

Total revenue		$41,970	$35,567	$120,472	$101,860

Significant changes in contract liability balances are as follows:

	Nine Months Ended September 30,
	2022		2021
Description of change	Deferred Revenue	Deferred Revenue, Long- term	Deferred Revenue	Deferred Revenue, Long- term
Revenue recognized that was included in the contract liability balance at the beginning of the period	$(1,445)	$—	$(1,729)	$—
Increases due to cash received, excluding amounts recognized as revenue during the period	1,207	591	913	617
Transfers between current and non-current liabilities due to the expected revenue recognition period	412	(412)	586	(586)

Total increase (decrease) in contract liabilities	$174	$179	$(230)	$31

Consideration allocated to initial training due to deposits paid upfront is presented within deferred revenue on the condensed consolidated balance sheets and is expected to be recognized as revenue within one year as the training is performed. Consideration allocated to contract-term services is presented within deferred revenue and deferred revenue, long-term for the amounts expected to be recognized within one year and longer than one year, respectively.

Consideration allocated to the premiums within the management fee for pellet procedures is presented within deferred revenue current and deferred revenue, long-term for amounts expected to be recognized within one year and longer than one year, respectively.

Consideration allocated to performance obligations are as follows:

	September 30, 2022	December 31, 2021
Unsatisfied training obligations - Current	$156	$67

Unsatisfied contract-term services - Current	1,015	849
Unsatisfied contract-term services - Long-term	569	544

Total allocated to unsatisfied contract-term services	1,584	1,393

Unsatisfied pellet procedures - Current	818	789
Unsatisfied pellet procedures - Long-term	293	258

Total allocated to unsatisfied pellet procedures	1,111	1,047

Total deferred revenue - Current	$1,989	$1,705

Total deferred revenue - Long-term	$862	$802

The Company does not have a history of material returns or refunds and generally does not offer warranties or guarantees for any products or services. Expected returns and refunds are recorded as a reduction of revenue and are $0 and $0 for the three and nine months ended September 30, 2022 and 2021, respectively.

5.	INVENTORY, NET

Inventory, net consists of the following:

	September 30, 2022	December 31, 2021
Product inventory - Pellets	$6,230	$6,318
Less: Obsolete and expired pellet allowance	(1,129)	(1,356)

Pellet inventory, net	5,101	4,962

Product inventory - Dietary supplements	5,276	4,849
Less: Obsolete and expired dietary supplement allowance	(196)	(196)

Dietary supplement inventory, net	5,080	4,653

Inventory, net	$10,181	$9,615

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	September 30, 2022	December 31, 2021
Trocars	$4,645	$4,448
Leasehold improvements	1,028	254
Office equipment	238	223
Computer software	140	135
Furniture and fixtures	161	119
Computer equipment	97	97
Construction in process	—	705

Property and equipment	6,309	5,981
Less: Accumulated depreciation	(4,533)	(3,646)

Property and equipment, net	$1,776	$2,335

Total depreciation expense related to property and equipment was $302 and $178 for the three months ended September 30, 2022 and 2021, respectively, and $887 and $533 for the nine months ended September 30, 2022 and 2021. Total depreciation expense was included in Selling, general and administrative expense in the condensed consolidated statements of income and comprehensive income. The Company has not acquired any property and equipment under finance leases.

The Company’s property and equipment are all held within the United States.

7.	CAPITALIZED SOFTWARE, NET

Capitalized software, net consists of the following:

	September 30, 2022	December 31, 2021
Website costs	$4,120	$3,571
Development in process	3,066	2,294
Less: Accumulated amortization	(2,068)	(1,311)

Capitalized software, net	$5,118	$4,554

Total amortization expense for capitalized software was $277 and $154 for the three months ended September 30, 2022 and 2021, respectively, and $757 and $454 for the nine months ended September 30, 2022 and 2021, respectively. Total amortization expense was included in Selling, general and administrative expense in the condensed consolidated statements of income and comprehensive income.

8.	ACCRUED EXPENSES

Accrued expenses consist of the following:

	September 30, 2022	December 31, 2021
Accrued professional fees	$542	$1,192
Accrued employee-related costs	4,018	2,213
Accrued merchant fees	—	184
Accrued interest	—	27
Legal accrual	—	1,302
Other	1,159	1,093

Accrued expenses	$5,719	$6,011

9.	LONG-TERM DEBT

Bank of America Term Loan

In May 2019, the Company entered into a credit arrangement (the “Bank of America Credit Agreement”) with a financial institution for a term loan for $50,000 (the “Bank of America Term Loan”), which bore an interest rate quoted as LIBOR + 300 Basis Points (BPS). As of September 30, 2022 and December 31, 2021, the outstanding principal on the Bank of America Term Loan was $0 and $37,500, respectively.

The Bank of America Credit Agreement also included a line of credit arrangement, under which the Company could borrow up to $10,000. The line was set to expire in May of 2024 and was secured by all assets of the Company. The Company did not draw on the line of credit during the three and nine months ended September 30, 2022 and 2021.

In connection with obtaining the Bank of America Credit Agreement in May of 2019, the Company incurred lender’s fees and related attorney’s fees of $1,108. The Company capitalized these costs and was amortizing these to interest expense over the maturity of the Bank of America Term Loan. The balance on the Bank of America Term Loan is presented in the condensed consolidated balance sheet net of the related debt issuance costs. Amortization expense related to the debt issuance costs on the Bank of America Credit Agreement was $0 and $55 for the three months ended September 30, 2022 and 2021, respectively, and $91 and $166 for the nine months ended September 30, 2022 and 2021, respectively. At June 30, 2022, the remaining unamortized Bank of America debt issuance costs of $445 were written off as a loss from extinguishment of debt in the Company’s condensed consolidated statements of income and comprehensive income upon extinguishment of the Bank of America Credit Agreement.

In connection with the Business Combination, the Company entered into a new loan agreement as described below. A portion of the funds obtained from the new agreement were used to repay the Bank of America Term Loan in full.

Truist Term Loan

On the Closing Date, the Company entered into a new loan agreement with Truist Bank (the “Credit Agreement” and with respect to the term loan within, the “Term Loan”) for $125,000. Interest on borrowings under the Credit Agreement is based on either, at the Company’s election, the Standard Overnight Financing Rate plus an applicable margin of 2.5% or 2.75% or the Base Rate plus an applicable margin of 1.5% or 1.75%. At September 30, 2022, the interest rate charged to the Company was approximately 5.6%. The Term Loam requires principal payments of approximately $1,563 in quarterly installments on the last day of each calendar quarter, commencing on September 30, 2022, with repayment of the outstanding amount of the note due on maturity, which occurs on May 26, 2027. As of September 30, 2022, the outstanding principal on the Term Loan was $123,438.

Pursuant to the Credit Agreement, BioTE Medical may borrow under the “Revolving Loans” from time to time up to the total commitment of $50,000. The Company has not drawn on the line of credit during the three and nine months ended September 30, 2022.

The Credit Agreement is secured by substantially all of the assets of the Company and is subject to, among other provisions, customary covenants regarding indebtedness, liens, negative pledges, restricted payments, certain prepayments of indebtedness, investments, fundamental changes, disposition of assets, sale and lease-back transactions, transactions with affiliates, amendments of or waivers with respect to restricted debt and permitted activities of the Company. In addition, the Credit Agreement is subject to (i) a maximum total net leverage ratio and (ii) a minimum fixed charge coverage ratio. The Company must maintain a total net leverage ratio of less than or equal to (i) 4.25:1.00, with respect to the fiscal quarter ending September 30, 2022 through and including the fiscal quarter ending March 31, 2023, (ii) 4.00:1.00, with respect to the fiscal quarter ending June 30, 2023 through and including March 31, 2024, and (iii) 3.75:1.00 thereafter. Beginning with the third fiscal quarter of 2022, the Company must not permit the Consolidated Fixed Charge Coverage Ratio to be less than 1.25:1.00. Both financial covenants are tested quarterly. The Company was in compliance with all required covenants associated with the Credit Agreement as of September 30, 2022.

In connection with obtaining the Credit Agreement in May of 2022, the Company incurred lender’s fees and related attorney’s fees of approximately $4,036. The Company capitalized these costs and is amortizing these to interest expense over the term of the Term Loan. The balance on the Term Loan is presented in the condensed consolidated balance sheet net of the related debt issuance costs. Amortization expense related to the debt issuance costs on the Credit Agreement was $203 and $301 for the three and nine months ended September 30, 2022, respectively.

The total amortization of debt issuance costs, inclusive of those related to both the Bank of America Credit Agreement and the Credit Agreement, was $203 and $55 for the three months ended September 30, 2022 and 2021, respectively, and $392 and $166 for the nine months ended September 30, 2022 and 2021, respectively.

The outstanding debt as of September 30, 2022 and December 31, 2022 is classified in the condensed consolidated balance sheets as follows:

	September 30, 2022	December 31, 2021
Term loan	$123,438	$37,500
Less: Current portion	(6,250)	(5,000)

	$117,188	$32,500
Less: Unamortized debt issuance costs	(3,737)	(537)

Term loan, net of current portion	$113,451	$31,963

Future maturities of long-term debt, excluding debt issuance costs, are as follows:

2022 (remaining three months)	$1,563
2023	6,250
2024	6,250
2025	6,250
2026	6,250
2027	96,876

$123,438

10.	WARRANT LIABILITY

In connection with its initial public offering, Haymaker issued Public Warrants as part of the units sold through the offering (“Public Warrant”) as well as private placement warrants (“Private Placement Warrant”) to its Sponsor, the terms of which are further described below.

Public Warrants

Each whole Public Warrant is exercisable to purchase one share of Class A common stock, and only whole warrants are exercisable. The Public Warrants became exercisable on June 25, 2022, 30 days after the completion of the Business Combination. Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50.

Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants were issued upon separation of the units and only whole warrants were traded, requiring a purchase of at least four units to receive or trade a whole warrant. The warrants will expire on May 26, 2027, five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

If the shares issuable upon exercise of the warrants are not registered under the Securities Act within 60 business days following the Business Combination, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Business Combination, the Company will use its reasonable best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to cause the same to become effective within 60 business days following the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A share equals or exceeds $18.00

Once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (which we refer to as the 30-day redemption period) to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

Redemption of warrants when the price per Class A share equals or exceeds $10.00

Once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of our Class A common stock to be determined based on the redemption date and the “fair market value” of shares of our Class A common stock except as otherwise described below;

•

if, and only if, the closing price of shares of our Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•

if the closing price of our Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the Closing of the Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, inclusive of interest earned on equity held in trust, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Business Combination is consummated (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Company’s Public Warrants are treated as liabilities and recorded at fair value in the Warrant liability line of the condensed consolidated balance sheet. Any changes in fair value are recorded in the changes in fair value of warrants line of the condensed consolidated statements of income and comprehensive income. Please see Note 12 for further detail. No Public Warrants have been redeemed as of September 30, 2022 or December 31, 2021.

Private Placement Warrants

The Sponsor purchased an aggregate of 5,333,333 Private Placement Warrants at a price of $1.50 per whole warrant in a private placement that occurred simultaneously with the closing of Haymaker’s initial public offering. Subsequently, the Sponsor purchased an additional 233,333 Private Placement Warrants for an aggregate purchase price of $350,000 in conjunction with the partial exercise of the underwriters’ overallotment option. Each whole Private Placement Warrant was exercisable for one share of the Company’s Class A common stock at a price of $11.50 per share. The Private Placement Warrants were non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) were not transferable, assignable or saleable until 30 days after the completion of the Business Combination and they are not redeemable so long as they are held by the Sponsor or its permitted transferees. Otherwise, the Private Placement Warrants had terms and provisions that were identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

On September 30, 2022, there were 7,937,466 Public Warrants and 5,566,666 Private Placement Warrants outstanding. The Company accounts for the Public Warrants and Private Placement Warrants in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.

The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities are adjusted to current fair value, with the change in fair value recognized in the Company’s condensed consolidated statements of income and comprehensive income. The Company reassesses the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification. No such events requiring a change in classification of the warrants have occurred through September 30, 2022.

The Company’s Private Placement Warrants are treated as liabilities and recorded at fair value in the Warrant liability line of the balance sheet. Any changes in fair value are recorded in the changes in fair value of warrants line of the condensed consolidated statement of income and comprehensive income. Please see Note 12 for further detail.

11.	EARNOUT LIABILITY

Certain of the Company’s equity holders are entitled to vest in up to 11,587,500 Earnout Securities if certain share price targets (the “Triggering Events”) are achieved by May 26, 2027 (the “Earnout Deadline”). The Triggering Events each entitle the eligible equity holders to a certain number of shares per Triggering Event. The Triggering Events are as follows:

(i)

the first time, prior to the Earnout Deadline, that the volume-weighted average share price of Biote’s Class A common stock (“VWAP”) equals or exceeds $12.50 per share (the “Price Target 1”) for twenty (20) trading days of any thirty (30) consecutive trading day period following the Closing, one-third (1/3) of the Earnout Securities shall be vested and no longer subject to forfeiture and other transfer restrictions (the “Earnout Restrictions”);

(ii)	the first time, prior to the Earnout Deadline, that the VWAP equals or exceeds $15.00 per share (the “Price Target 2”) for twenty (20) trading days of any thirty (30) consecutive trading day period following the Closing, one-third (1/3) of the Earnout Securities shall be vested and no longer subject to the Earnout Restrictions;

(iii)

the first time, prior to the Earnout Deadline, that the VWAP equals or exceeds $17.50 per share (the “Price Target 3”) for twenty (20) trading days of any thirty (30) consecutive trading day period following the Closing, one-third (1/3) of the Earnout Securities shall be vested and no longer subject to the Earnout Restrictions; and

(iv)	if the Company completes a change of control prior to the Earnout Deadline, then all remaining unvested Earnout Securities shall vest and no longer be subject to the Earnout Restrictions.

The Company’s Earnout liability is recorded at fair value in the condensed consolidated balance sheet. Any changes in fair value are recorded in the changes in earnout liability line of the condensed consolidated statement of income and comprehensive income. Please see Note 12 for further detail.

12.	FAIR VALUE MEASUREMENTS

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

The Company’s financial instruments consist of accounts receivable, accounts payable, accrued expenses, and short- and long-term debt. The carrying value of accounts receivable, accounts payable, accrued expenses and short-term debt are considered a reasonable estimate of their fair value, due to the short-term maturity of these instruments.

The Company’s debt instruments are carried at amortized cost in its condensed consolidated balance sheets, which may differ from their respective fair values. The fair values of the Company’s term loan and revolving line of credit generally approximate their carrying values.

The Company’s Warrant liability and Earnout liability are recorded at fair value on a recurring basis.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities:

	Fair Value Measurements as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Public Warrants	$2,698	$—	$—	$2,698
Private Placement Warrants	—	—	1,981	1,981
Earnout liability	—	—	78,080	78,080

	Fair Value Measurements as of May 26, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Public Warrants	$5,397	$—	$—	$5,397
Private Placement Warrants	—	—	3,834	3,834
Earnout liability	—	—	187,750	187,750

There were no movements between levels during the three and nine months ended September 30, 2022. These instruments were not outstanding on the Company’s books for the three and nine months ended September 30, 2021.

Level 3 Disclosures

Private Placement Warrants

As described in Note 10, the Company’s Private Placement Warrants were initially issued by Haymaker and were thus acquired by the Company through the consummation of the Business Combination. Accordingly, the initial measurement date of the Private Placement Warrants for the Company was the Closing Date. The Private Placement Warrants were valued using a Monte Carlo simulation. Calculating the fair value of the Private Placement Warrants requires the input of subjective assumptions. Other reasonable assumptions could provide differing results. The carrying amount of the liability may fluctuate significantly, and actual amounts at settlement may be materially different from the liability’s estimated value.

The following table provides the significant inputs to the Monte Carlo simulation for the fair value of the Private Placement Warrants as of September 30, 2022 and the Closing Date:

	As of
	September 30, 2022	May 26, 2022
Stock price	$4.28	$9.02
Exercise price	$11.50	$11.50
Risk-free rate	4.1%	2.7%
Volatility	35.1%	13.4%
Term (in years)	4.7	5.0

Earnout Liability

The Earnout liability was valued using a Monte Carlo simulation in order to project the future path of the Company’s stock price over the earnout period. The carrying amount of the liability may fluctuate significantly, and actual amounts paid may be materially different from the liability’s estimated value.

The following table provides the significant inputs to the Monte Carlo simulation for the fair value of the Earnout liability as of September 30, 2022 and the Closing Date, the date of initial measurement:

	As of
	September 30, 2022	May 26, 2022
Stock price	$4.28	$9.02
Risk-free rate	4.1%	2.7%
Volatility	70.0%	60.0%
Term (in years)	4.7	5.0

The following table presents the changes in fair value of the Company’s Level 3 financial instruments that are measured at fair value as of September 30, 2022 and the Closing Date, the date of initial measurement:

	Private Placement Warrants	Earnout Liability	Total
Fair value as of May 26, 2022 (initial measurement)	$3,834	$187,750	$191,584
Gain from change in fair value	(1,853)	(109,670)	(111,523)

Fair value as of September 30, 2022	$1,981	$78,080	$80,061

13.	NONCONTROLLING INTEREST

In connection with the Closing of the Business Combination on the Closing Date, certain Members of Holdings (the “Minority Interest Holders”) retained an approximately 86.5% membership interest in Holdings and Biote received an approximately 13.5% ownership interest in Holdings. As a result of share issuances subsequent to the Closing of the Business Combination, Biote’s ownership of Holdings, was approximately 14.7% as of September 30, 2022. The Minority Interest Holders may from time to time, after the Closing Date, exchange with Biote, such holders’ units in Holdings for an equal number of shares of Biote’s Class A common stock. As a result, Biote’s ownership interest in Holdings will continue to increase. The Minority Interest Holders’ ownership interests are accounted for as noncontrolling interests in the Company’s condensed consolidated financial statements.

Because the Business Combination was accounted for similar to a reverse recapitalization, the noncontrolling interest was initially recorded based on the Minority Interest Holders’ ownership interest in the pre-combination carrying value of Holdings’ equity, including net income (loss) for the periods prior to the Closing Date included in accumulated deficit as of the Closing Date. Subsequent to the Business Combination, the Minority Interest Holders’ interest in the net income (loss) of Holdings after the Closing Date is allocated to noncontrolling interest.

In connection with the Business Combination, Biote issued the Minority Interest Holders an aggregate of 48,565,824 shares of Class V voting stock. The Class V voting stock provides no economic rights in Biote to the holder thereof; however, each holder of Class V voting stock is entitled to vote with the holders of Class A common stock of Biote, with each share of Class V voting stock entitling the holder to one vote per share of Class V voting stock at the time of such vote (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications).

14.	SHARE-BASED COMPENSATION

At the Closing of the Business Combination, Holdings’ share-based compensation awards (as such terms are defined below) were converted into equity in Biote. Share information below has been converted from historical disclosure based on the equivalent shares received in the Business Combination.

Incentive Units

Holdings previously issued incentive units, which entitled the holder to participate in the net transaction proceeds from a change in control or qualifying liquidity event. Incentive units equivalent to 987,275 shares of Class V voting stock were vested as of December 31, 2021, and the Closing of the Business Combination triggered the vesting of the remaining incentive units equivalent to 6,356,178 shares of Class V voting stock. No compensation cost was recognized historically until the Closing of the Business Combination, and $50,026 of share-based compensation expense was recognized at Closing related to the incentive units. As of September 30, 2022, there are no incentive units outstanding.

Restricted Stock Units (Including Phantom Equity Rights)

Holdings also previously authorized the grant of phantom equity rights, which entitled the holder to participate in the net transaction proceeds from a change in control or qualifying liquidity event. For current employees, these awards vest quarterly over a period of one or two years after a change in control or qualifying liquidity event, and each holder is entitled to receive a stated percentage of the net transaction proceeds in excess of certain thresholds in accordance with the terms of their respective award agreement. Awards related to former employees vest at the time of a change in control or qualifying liquidity event, and each holder is entitled to receive a stated percentage of the net transaction proceeds in excess of certain thresholds or a maximum amount in accordance with the terms of their respective award agreement. The Closing of the Business Combination met the performance condition in the phantom equity rights. No compensation cost was recognized historically until the Closing of the Business Combination.

The phantom equity rights are equity-classified awards. The grant date fair value of the phantom equity rights was determined using a Monte-Carlo simulation. The significant assumptions used in valuation include the constant risk-free rate, constant volatility factor and the Geometric Brownian Motion.

At the Closing of the Business Combination, Holdings’ phantom equity rights related to former employees vested, and we recognized share-based compensation expense of $4,339 related to these awards with an offsetting increase to equity based on the awards’ grant-date fair value. At Closing, the Company exercised its option to settle the awards for cash in the amount of $7,250.

At the Closing of the Business Combination, Holdings’ phantom equity rights related to current employees were replaced with 3,887,750 restricted stock units (“RSUs”) of Biote. The RSUs will continue to vest according to their original terms, quarterly over a period of one or two years after the Closing of the Business Combination.

Since the Closing of the Business Combination, the Company continues to grant RSUs to certain employees under the 2022 Equity Incentive Plan adopted on May 26, 2022. New RSUs issued are valued at the Company’s stock price on the date of grant. The following table summarizes RSU activity during the nine months ended September 30, 2022:

	Shares	Weighted- Average Grant-Date Fair Value
RSUs outstanding at December 31, 2021	3,887,750	$8.85
Granted	85,040	$4.00
Forfeited	(296,250)	$8.71
Vested	(771,525)	$8.90

RSUs outstanding at September 30, 2022	2,905,015	$8.35

The Company recognized share-based compensation expense of $416 and $25,321 during the three and nine months ended September 30, 2022, respectively, related to RSUs, which included a cumulative catch-up of unrecognized share-based compensation expense for service provided from the grant date to the Closing of the Business Combination. As of September 30, 2022, there was $6,488 of unrecognized share-based compensation expense related to unvested RSUs. This expense is expected to be recognized over a weighted-average remaining vesting period of 1.3 years.

Stock Options

Subsequent to the Closing of the Business Combination, the Company began to grant stock options to certain employees, directors, and consultants under the 2022 Equity Incentive Plan adopted on May 26, 2022. The following table summarizes stock option activity during the nine months ended September 30, 2022:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Options outstanding at December 31, 2021	—	$—	—
Granted	4,299,373	$3.80
Forfeited	(49,200)	$3.53

Options outstanding at September 30, 2022	4,250,173	$3.81	9.5

Options exercisable at September 30, 2022	—	$—	—

The Company recognized share-based compensation expense of $330 during the three and nine months ended September 30, 2022 related to stock options. As of September 30, 2022, there was $9,474 of unrecognized share-based compensation expense related to unvested stock options. This expense is expected to be recognized over a weighted-average remaining vesting period of 3.6 years.

The weighted-average assumptions used to estimate the fair value of stock options granted during the nine months ended September 30, 2022 were as follows:

Expected term (in years)	6.1
Volatility	63.8%
Risk-free rate	3.5%
Dividend yield	0.0%

15.	LEASES

On July 1, 2014, BioTE Medical entered into a contract to lease office space in the Las Colinas Business Center in Irving, TX. Subsequent to execution of the contract, the Company revised the lease to include additional space and extend the lease term through June 30, 2023.

The Company recognizes operating lease costs on a straight-line basis over the lease term within Selling, general and administrative expense in the condensed consolidated statement of income and comprehensive income. The following table contains a summary of the operating lease costs recognized under ASC 842 and supplemental cash flow information for leases for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Fixed lease expense	$61	$61	$183	$183

Total lease cost	$61	$61	$183	$183

Other information:
Cash paid for amounts included in the measurement of lease liabilities	$64	$64	$193	$193

The following table summarizes the balance sheet classification of the Company’s operating leases, amounts of ROU assets and lease liabilities, the weighted average remaining lease term, and the weighted average discount rate for the Company’s operating leases:

	September 30, 2022	December 31, 2021
Lease assets
Operating lease right-of-use assets	$181	$356

Total lease assets	$181	$356

Lease liabilities
Current:
Operating lease liabilities	$190	$248
Non-current:
Operating lease liabilities	—	127

Total lease liabilities	$190	$375

Weighted-average remaining lease term — operating leases (years)	0.75	1.50
Weighted-average discount rate — operating leases	3.75%	3.75%

The following table summarizes the payments by date for the Company’s operating lease, which is then reconciled to our total lease obligation, as of September 30, 2022:

2022 (remaining three months)	$64
2023	128

Total lease payments	192
Less: Interest	(2)

Present value of lease liabilities	$190

16.	INCOME TAXES

We are subject to U.S. federal and state taxes with respect to our allocable share of any taxable income or loss of Holdings, as well as any stand-alone income or loss we generate. Holdings is treated as a partnership for U.S. income tax purposes and for most applicable state and local income tax purposes and generally does not pay income taxes in most jurisdictions. Instead, Holdings’ taxable income or loss is passed through to its Members, including us. Despite its status as a partnership in the United States, Holdings’ foreign subsidiaries are taxable entities operating in foreign jurisdictions. As such, these foreign subsidiaries may record a tax expense or benefit in jurisdictions where a valuation allowance has not been recorded.

As part of the Business Combination, the Company entered into the TRA with certain shareholders that will represent approximately 85% of the calculated tax savings based on the portion of basis adjustments on future exchanges of Holding’s units and other carryforward attributes assumed that we anticipate being able to utilize in future years. As of September 30, 2022, there have been no exchanges of units that would generate a deferred tax asset for the Company or a liability under the TRA.

On a quarterly basis, the Company estimates the effective tax rate expected to be applicable for the full year and makes changes, if necessary, based on new information or events. The estimated annual effective tax rate is forecasted based on actual historical information and forward-looking estimates and is used to provide for income taxes in interim reporting periods. The Company also recognizes the tax impact of certain unusual or infrequently occurring items, such as the effects of changes in tax laws or rates and impacts from settlements with tax authorities, discretely in the quarter in which they occur. The Company recorded income tax expense (benefit) of $234 and $67 for the three months ended September 30, 2022 and 2021, respectively, and ($48) and $209 for the nine months ended September 30, 2022 and 2021, respectively.

The Company continues to evaluate its deferred tax assets each period to determine if a valuation allowance is required based on whether it is more likely than not that some portion of these deferred tax assets will not be realized. As of September 30, 2022, management concluded that it is more likely than not that a substantial portion of our federal deferred tax assets will be realized. As part of our analysis, we considered both positive and negative factors that impact profitability and whether those factors would lead to a change in the estimate of our deferred tax assets that may be realized in the future. Based on our analysis, we have recorded a valuation allowance on the foreign deferred tax assets as of September 30, 2022. The Company will continue to assess the likelihood of the realization of its deferred tax assets and the valuation allowance will be adjusted accordingly.

17.	NET INCOME PER COMMON SHARE

The computation of basic and diluted net income per common share is based on net income attributable to Biote stockholders divided by the basic and diluted weighted average number of shares of Class A common stock outstanding, each for the period subsequent to the consummation of the Business Combination. The following table sets forth the computation of net income per common share:

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
Net income (loss) per common share
Numerator:
Net income (loss) attributable to biote Corp. stockholders (basic)	$(13,236)	$102,220
Plus: Net income (loss) attributable to noncontrolling interest	—	(58,875)

Net income (loss) attributable to biote Corp. stockholders (diluted)	$(13,236)	$43,345

Denominator:
Weighted average shares outstanding (basic)	7,605,031	7,596,379
Effect of potentially dilutive securities
RSUs	—	1,745,056
Stock Options	—	240,168
Class V Voting Stock	—	48,565,824

Weighted average shares outstanding (diluted)	7,605,031	58,147,427

Net income (loss) per common share
Basic	$(1.74)	$13.46
Diluted	$(1.74)	$0.75

On the Closing Date, the Company completed the Business Combination which materially impacted the number of shares outstanding, and the Company was organized in an Up-C structure. Net income per common share information for the three and nine months ended September 30, 2022 has been presented on a prospective basis and reflects only the net income attributable to holders of Biote’s Class A common stock, as well as both basic and diluted weighted average Class A common stock outstanding, for the period from the Closing Date through September 30, 2022. Net income per common share information prior to the Closing Date is not presented since the ownership structure of Holdings is not a common unit of ownership of the Company, and the resulting values would not be meaningful to the users of the condensed consolidated financial statements. Net income per common share is not separately presented for Class V voting stock since it has no economic rights to the income or loss of the Company. Class V voting stock is considered in the calculation of dilutive net income per common share on an if-converted basis as these shares, together with the related Holdings Units, have Exchange Rights into Class A common stock that could result in additional Class A common stock being issued. All other potentially dilutive securities are determined based on the treasury stock method. See Note 1 for more information regarding the Business Combination.

The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted weighted average shares outstanding for the periods indicated because including them would have had an antidilutive effect:

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
RSUs	2,905,015	134,000
Stock Options	4,250,173	78,800
Class V Voting Stock	48,565,824	—
Public Warrants	7,937,466	7,937,466
Private Placement Warrants	5,566,666	5,566,666
Earnout Voting Shares	10,000,000	10,000,000
Sponsor Earnout Shares	1,587,500	1,587,500

	80,812,644	25,304,432

18.	COMMITMENTS AND CONTINGENCIES

Litigation Risk

From time to time, the Company may become involved in various legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

The Company is currently involved in litigation described below with one of the Company’s stockholders, Dr. Gary S. Donovitz (“Donovitz”) (the “Donovitz Litigation”). The outcome of the Donovitz Litigation, regardless of the merits, is inherently uncertain. At this point in time, the Company cannot predict the length of the Donovitz Litigation or the ultimate liability, if any, which may arise therefrom. In addition, litigation and related matters are costly and may divert the attention of the Company’s management and other resources that would otherwise be engaged in other activities. However, the Donovitz Litigation is not expected to have a material adverse effect on the consolidated results of operations or financial position of the Company.

On June 23, 2022, Donovitz sued Haymaker Sponsor, LLC, the Company’s outside legal counsel, and certain Company executive officers and directors in the District Court of Dallas County, Texas. Donovitz alleges that the defendants made a variety of false promises regarding Donovitz’s future role in the Company, the protection of Donovitz’s interests, and the continuance of Donovitz’s seminars and training programs subsequent to the completion of the Business Combination. Otherwise, Donovitz claims he would not have agreed to the arrangements that led to the completion of the Business Combination and related transactions. Donovitz generally alleges fraud, negligent misrepresentation, a breach of the covenant of good faith and fair dealing, and breaches of fiduciary duties against the defendants (the “Donovitz Claims”). Donovitz seeks monetary relief exceeding $1.0 million, including, but not limited to, actual damages, damages to be determined at trial, punitive damages, attorneys’ fees, and equitable relief such as profit disgorgement, fee forfeiture, recession, and constructive trust. While not a direct party to the lawsuit, the Company believes that the allegations contained in the complaint are without merit and intends to participate in the defense of the litigation.

On July 11, 2022, the Company sued Donovitz in the Delaware Court of Chancery, pursuing injunctive relief to prevent Donovitz from proceeding with the litigation over the Donovitz Claims in Texas. The Company seeks to enforce (a) the Company’s certificate of incorporation, which mandates that stockholders must bring certain actions, including some or all of the Donovitz Claims, exclusively in Delaware, and (b) the Business Combination Agreement, by which Donovitz consented to the exclusive jurisdiction of the Delaware Court of Chancery and agreed that Delaware law governs any related claims, including some or all of the Donovitz Claims. Pending a ruling from the Delaware Court of Chancery, Donovitz agreed to stay all answer dates in that lawsuit in Texas.

On August 2, 2022, the Company sued Donovitz, Lani Hammonds Donovitz, and Lani D. Consulting in the District Court of Dallas County, Texas, seeking injunctive relief to enforce non-disparagement obligations of that certain founder advisory agreement with Donovitz and the independent contractor agreement with Lani Hammonds Donovitz, both of which were entered into by the subject parties in connection with the Business Combination. On August 23, 2022, the defendants filed an answer, which included affirmative defenses to the Company’s claims and certain counterclaims and third-party claims against certain executive officers of the Company. The affirmative defenses include repudiation, fraud, breach of contract, unclean hands, and laches. The counterclaims and third-party claims include claims for fraud, breach of fiduciary duty, breach of contract, and defamation, as well as other related claims. The Company successfully obtained a temporary restraining order to enforce the non-disparagement obligations of Donovitz and Lani Hammonds Donovitz. The parties subsequently entered into an agreed order that the temporary restraining order will stay in effect until the entry of a final judgment. A jury trial scheduled to commence on January 3, 2023, will be held to address the Company’s request for a permanent injunction as well as adjudicate the affirmative defenses. All remaining claims, counterclaims and third-party claims will be tried at a later date not yet determined. After the filing of this lawsuit, the Company amended its claim in the Delaware Court of Chancery to also seek an injunction to prevent Donovitz from proceeding with certain of the affirmative defenses, counterclaims, and third-party claims filed by the defendants on August 23, 2022. On November 4, 2022, the Delaware Court of Chancery denied that request for injunctive relief, permitting the Texas lawsuit filed by the Company and all affirmative defenses and claims asserted therein to proceed in Texas.

On August 24, 2022, Donovitz sued the Company, including certain executive officers and directors of the Company, in the Delaware Court of Chancery, seeking (a) a status quo order preventing the defendants from diluting any stockholder’s equity or voting power, (b) an injunction requiring the defendants to convene a special meeting of the stockholders, and (c) a request to either void a portion of the Company’s Certificate of Incorporation or allow stockholders to elect directors to a vacancy on the board in accordance with Delaware General Corporate Law. On September 8, 2022, the Delaware Court of Chancery denied Donovitz’s request for injunctive relief, determining that expedited proceedings and a status quo order were both unwarranted and rejecting a mandated meeting of the stockholders.

Tax Distributions

To the extent the Company has funds legally available, the board of directors will approve distributions to each stockholder on a quarterly basis, in an amount per share that, when added to all other distributions made to such stockholder with respect to the previous calendar year, equals the estimated federal and state income tax liabilities applicable to such stockholder as the result of its, his or her ownership of the units and the associated net taxable income allocated with respect to such units for the previous calendar year.

19.	RELATED-PARTY TRANSACTIONS

The Company utilizes a professional services firm to perform accounting and tax services for the Company. Trusts whose beneficiaries are the children of a partner of the firm hold shares of our Class V voting stock. Fees paid to the firm were $0 and $90 during the three months ended September 30, 2022 and 2021, respectively; and $31 and $378 during the nine months ended September 30, 2022 and 2021, respectively. Amounts due to the firm as of September 30, 2022 and December 31, 2021 were $0 and $0, respectively.

A former employee of the Company is the beneficiary of a trust which holds shares of our Class V voting stock, as well as being the child of the Company’s founder who beneficially owns shares of our Class V voting stock. Compensation paid to the former employee was $0 and $50 for the three months ended September 30, 2022 and 2021, respectively, and $100 and $147 for the nine months ended September 30, 2022 and 2021, respectively. Amounts due to the former employee were $0 and $0 as of September 30, 2022 and December 31, 2021, respectively.

In addition to their previous employment by the Company, the above referenced former employee also owns a clinic which was a customer of the Company. Revenues recognized from sales to this customer were $96 and $197 for the three months ended September 30, 2022 and 2021, respectively, and $456 and $544 for the nine months ended September 30, 2022 and 2021, respectively. Amounts due from this customer were $0 and $0 as of September 30, 2022 and December 31, 2021, respectively.

A former employee of the Company is the spouse of the Company’s founder who beneficially owns shares of our Class V voting stock. Compensation paid to the former employee was $43 and $75 for the three months ended September 30, 2022 and 2021, respectively, and $158 and $228 for the nine months ended September 30, 2022 and 2021, respectively. Amounts due to the former employee were $1 and $0 as of September 30, 2022 and December 31, 2021, respectively.

The Company purchases dietary supplements inventories from a vendor in which the Company’s founder holds a minority interest. Inventory purchases from this vendor were $419 and $259 for the three months ended September 30, 2022 and 2021, respectively, and $1,153 and $651 for the nine months ended September 30, 2022 and 2021, respectively. Amounts due to the vendor were $419 and $0 as of September 30, 2022 and December 31, 2021, respectively.

The Company’s founder has personally guaranteed the Company’s performance under its lease agreement for its primary headquarters. Under this guaranty, the Company’s lessor may seek recovery of amounts owed from the founder in an event of default, regardless of whether they have sought recovery from the Company.

On May 18, 2022, BioTE Medical and Dr. Gary S. Donovitz entered into a founder advisory agreement, effective as of, and contingent upon, the Closing. Pursuant to the founder advisory agreement, Dr. Gary S. Donovitz transitioned from an officer and manager of BioTE Medical into the role of Founder Advisor and Senior Advisor (as defined in the founder advisory agreement) as of the Closing. Pursuant to the founder advisory agreement, Dr. Gary S. Donovitz provides strategic advisory services to BioTE Medical for a period of four years from the Closing, unless terminated earlier pursuant to the terms of the founder advisory agreement, and will receive an annual fee equal to $300 per year, continued coverage under BioTE Medical’s employee benefits and reimbursement for reasonable and pre-approved business expenses.

On May 18, 2022, BioTE Medical entered into an independent contractor agreement with Lani D. Consulting, a company affiliated with Lani Hammonds Donovitz, the wife of Dr. Gary S. Donovitz (the “New Independent Contractor Agreement”). Immediately upon the Closing, the New Independent Contractor Agreement replaced the independent contractor agreement dated as of May 3, 2021, between Lani D. Consulting and BioTE Medical. Pursuant to the New Independent Contractor Agreement, Lani D. Consulting provides certain services to BioTE Medical for a period of four years from the Closing, unless terminated earlier pursuant to the terms of the New Independent Contractor Agreement, and will receive an annual fee equal to $250 per year and reimbursement for reasonable and pre-approved business expenses. BioTE Medical terminated Ms. Donovitz for cause, effective September 9, 2022.

20.	SUBSEQUENT EVENTS

The Company evaluated subsequent events from September 30, 2022, the date of these consolidated financial statements, through November 14, 2022, which represents the date the consolidated financial statements were issued, for events requiring adjustment to or disclosure in these consolidated financial statements. There are no material events that require adjustment to or disclosure in these consolidated financial statements.